SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 27, 2009
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X

Enclosure: Press release –  ANGLOGOLD ASHANTI LIMITED – ANNUAL FINANCIAL STATEMENTS
                                         2008
Annual Financial Statements
2008

AngloGold Ashanti’s theme for the 2008 suite of reports
takes the form of installation art, reflecting the group’s
fundamental premise that ‘People are our business, our
business is people’. We recognise that it is the people of
AngloGold Ashanti – employees, their families and our
communities – that breathe life into the company, through
their vision, energy, resourcefulness, strength and
ingenuity.

Annual Report 2008

Contents
Annual Report 2008

Introduction
Vision, mission and values
3
Scope of report
4
Chairman’s letter
6
Corporate profile
8
Key features 2008
10
Group overview key data
11
Gold production
12
Review of the year
CEO’s review
16
CFO’s report
22
Five-year summaries
Summarised group financial results
30
Summarised group operating results
33
Operations at a glance
34
Review of operations
36
The gold and uranium markets
82
Global exploration
87
Mineral Resources and Ore Reserves
96
Research and development
102
Regulatory information
Board of directors
106
Executive management
109
Group information
112
Regulatory environment enabling AngloGold Ashanti to mine
116
Mine site rehabilitation and closure
127
Governance
AngloGold Ashanti as an employer and corporate citizen
130
Corporate governance
138
Risk management and internal controls
157
Directors’ approval and secretary’s certificate
178
Report of the independent auditors
179
Directors’ report
180
Remuneration report
192
Financial statements
Group
200
Company
301
Non-GAAP disclosure
332
Glossary of terms
339
Shareholder information
344
Shareholders’ diary
347
Administrative information
348
Forward-looking statements

Annual Report 2008

OUR VISION
To be the leading mining company.
OUR MISSION
We create value for our shareholders, our employees and our business and social partners by safely and responsibly exploring for, mining and marketing our products. Our primary focus is gold and we will pursue value-creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.
OUR VALUES
Safety is our first value.
We place people first and correspondingly put the highest priority on safe and healthy practices and systems of work. We are responsible for seeking out new and innovative ways to ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment ... to care.
We treat each other with dignity and respect.
We believe that individuals who are treated with respect and who are entrusted to take responsibility respond by giving their best. We seek to preserve people's dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can make to our business success. We are honest with ourselves and others, and we deal ethically with all of our business and social partners.
We value diversity.
We aim to be a global leader with the right people for the right jobs. We promote inclusion and team work, deriving benefit from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.
We are accountable for our actions and undertake to deliver on our commitments.
We are focused on delivering results and we do what we say we will do. We accept responsibility and hold ourselves accountable for our work, our behaviour, our ethics and our actions. We aim to deliver high-performance outcomes and undertake to deliver on our commitments to our colleagues, business and social partners, and our investors.
The communities and societies in which we operate will be better off for AngloGold Ashanti having been there.
We uphold and promote fundamental human rights where we do business. We contribute to building productive, respectful and mutually beneficial partnerships in the communities in which we operate. We aim to leave host communities with a sustainable future.
We respect the environment.
We are committed to continually improving our processes in order to prevent pollution, minimise waste, increase our carbon efficiency and make efficient use of natural resources. We will develop innovative solutions to mitigate environmental and climate risks.
Vision,
mission and values

1998
Formation of AngloGold Limited,
in June 1998
1998
Anglo American plc a major shareholder
(51%)
HIGHLIGHTS 1998 – 2008
AngloGold Ashanti Limited (AngloGold Ashanti) has produced a suite of complementary reports to communicate on all aspects of its operating and financial performance for the year
1 January 2008 to 31 December 2008.
The 2008 suite of annual reports includes:
•
Annual Financial Statements which provides a comprehensive review of the year from operational, business and market perspectives.
•
Abridged Annual Report 2008, and a CD containing the suite of annual reports and the four quarterly reports produced during 2008, which will be distributed to shareholders.
•
Notice of Meeting 2008.
•
Mineral Resource and Ore Reserve Report 2008.
•
Report to Society 2008 which incorporates:
•
An expanded, comprehensive web-based report that provides a broad overview of
AngloGold Ashanti's sustainable development initiatives at all its operations.
•
A condensed printed report based on the above.
•
Country reports which provide an overview of operational and sustainable development initiatives in each country in which the group operates.
The entire suite of reports is available electronically at www.aga-reports.com. Hard copies of these reports can also be requested from the contacts detailed at the end of this report.
Business partners and other interested parties with whom the company seeks to communicate include shareholders, investors, employees and their representatives, the communities in which AngloGold Ashanti operates, and regional and national governments.
The Annual Financial Statements 2008 were prepared in accordance with International
Financial Reporting Standards (IFRS), the South African Companies Act No. 61 of 1973 and
the Listings Requirements of the JSE Limited (JSE). The guidelines of the King Report on
Corporate Governance 2002 (King Code) were also taken into account in compiling both the
Annual Financial Statements 2008 and the Report to Society 2008. The latter was produced in accordance with the Global Reporting Initiative (GRI) and the principles of the International
Council of Metals and Mining (ICMM) and the UN Global Compact, both of which AngloGold
Ashanti is a member. The Annual Financial Statements are submitted to the JSE and to the
London, New York, Ghanaian and Australian stock exchanges as well as to the Paris and
Brussels bourses. They are also submitted to the US Securities and Exchange Commission
(SEC) on Form 6-K.
In addition to the Mineral Resource and Ore Reserve Report 2008, the Annual Financial
Statements 2008 contain a summary of the group's Mineral Resources and Ore Reserves.
Mineral Resources and Ore Reserves in both documents are reported in accordance with the
South African Code for Reporting of Mineral Reserves and Resources (SAMREC 2000) and
the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore
Reserves (JORC 2004). Competent persons in terms of these codes have prepared, reviewed and confirmed the Mineral Resources and Ore Reserves reported.
Scope
of report
Annual Report 2008

Report to Society 2008
Annual Financial Statements 2008
Mineral Resource and Ore
      Reserve Report 2008
Country Reports 2008
Online Report 2008

2000
Purchase of interests in the Morila and Geita mining
operations as well as in OroAfrica
2001
Sale of Deelkraal and Elandsrand
Annual Report 2008

1999
Acquired Minorco's gold interests and
Acacia Resources
AngloGold Ashanti prepares an annual report on Form 20-F in compliance with the rules governing its listing on the New York Stock Exchange and in accordance with the accounting principles generally accepted in the
United States. The Form 20-F must be filed with the SEC by no later than 30 June 2009.
AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
Note:
•
Unless otherwise stated, $ or dollar refers to US dollars throughout this report.
•
References to “group” and “company” are used interchangeably in the narrative, except in the financial statements of the group and company.
Please refer to the section on Non-GAAP disclosure and the Glossary of Terms on pages 332 and 339 respectively to familiarise yourself with the terminology used in this report.
Significant events during 2008

DEAR SHAREHOLDER
The past year represented a milestone year for AngloGold Ashanti – one in which we believe we delivered on a number of restructuring commitments that have positioned us well as we look to the future. As gold continues its strong price performance we have continued to remodel our operations, the balance sheet and our management to help position us to deliver increasing and sustainable value to our shareholders through 2009 and beyond.
Gold has performed remarkably well over the difficult second half of
2008 and into 2009 in the face of the international financial crisis and market volatility. Against the trend that many might have anticipated, gold has held its ground in the face of a strengthening US dollar, sharp falls in the prices of oil and other key commodities, and declining inflation. Even as gold jewellery demand has fallen in response to the economic crisis, investment demand for gold (and gold shares) has increased. This demand is driven by gold’s status as a safe haven amidst the uncertainties caused by the worldwide financial crisis and fears regarding the possible consequences of government interventions to support banks and stimulate consumer demand.
External economic developments and a range of corporate challenges tested our company to the fullest extent. But under Mark Cutifani’s first full year at the helm of AngloGold Ashanti, these challenges were fully met.
Mark has truly reinvigorated this company, positioning it to take full advantage of the opportunities which lie ahead. The year saw a further remodelling of the executive management, designed to enhance project and technical performance and thus growth in earnings. The team has consistently delivered on forecasts regarding operational performance.
Nowhere can we be more gratified at the manner in which we have met our challenges than in respect of the improved safety performance. We regret deeply the 14 deaths which occurred in accidents at our operations around the world. Yet we are pleased with the significant improvement over the 34 deaths in 2007, and hope that this trend will continue. I would like to pay tribute to Mark Cutifani and all the company’s employees for their collective dedication that achieved this improvement.
Chairman’s
letter
Annual Report 2008

2002
Sale of Free State operations
2002
Interest in Cerro Vanguardia increased to 92.5%
HIGHLIGHTS 1998 – 2008

Annual Report 2008

The company took a major step to improve its exposure to the strong gold price following the $1.7 billion rights offer in July. This capital raising allowed the company to make significant inroads into its hedge book. During
2008 the number of committed ounces was reduced by 47% from 11.28 million ounces to 5.99 million ounces.
Assuming a prevailing gold price of $900 per ounce it is expected that the average realised price in 2009 will be at a discount to spot of approximately 6%.
A further major financial event of 2008 for AngloGold Ashanti was the signing of a $1 billion Syndicated Term
Loan Facility Agreement (term facility) with Standard Chartered Bank to refinance our convertible bond, which was redeemed in February 2009. We were extremely pleased to have secured the refinancing during a time of almost unprecedented market uncertainty and scarcity of liquidity, and are grateful to Standard Chartered for this commitment to the company.
On the exploration front, we were pleased to announce during the year one of the most significant new gold discoveries of the current era, at La Colosa in Colombia, which enabled us to add 12.9 million ounces of gold to our resources base.
The company took a number of steps to restructure its asset portfolio in order to add value. In May, AngloGold
Ashanti completed the transaction with B2Gold Corp in terms of which B2Gold acquired from AngloGold
Ashanti additional interests in certain mineral properties in Colombia and, in exchange, AngloGold Ashanti acquired an interest of 15.9% in the issued share capital of that company. In July, AngloGold Ashanti finalised the transaction in terms of which it acquired 100% of the Golden Cycle Gold Corporation, which owned a
33.33% stake in the company’s Cripple Creek & Victor mine (CC&V), now wholly owned. And in December we completed the purchase of São Bento Gold Company Limited and its wholly-owned subsidiary, São Bento
Mineração S.A. from Eldorado Gold Corporation.
Finally, after year-end, the company’s one-third share of Boddington mine was sold to majority owner Newmont for a total consideration of up to approximately $1.1 billion and an agreement reached with Simmer & Jack for the sale of AngloGold Ashanti’s Tau Lekoa mine and adjacent project areas. These transactions will strengthen the balance sheet and position the company well for further growth.
Mrs Elisabeth Bradley retired from the board of AngloGold Ashanti at the annual general meeting of shareholders held on Tuesday, 6 May 2008. She served on the board with distinction since the formation of
AngloGold in 1998, and we express our deep gratitude for her years of service. Mr Simon Thompson resigned from the board with effect from 28 July 2008, having served since 2004. His profound insights will be missed, and we wish him well for the future.
2008 also marked the tenth anniversary of AngloGold Ashanti’s formation. The group has come a long way in its first decade, and stands poised for a new era of growth, as it seeks vigorously to exploit its pipeline of projects and to manage the undoubted challenges it faces. We now have a very high-quality management team under new leadership, and I am confident at the prospect of launching AngloGold Ashanti successfully into its

Yours sincerely
Russell Edey
Chairman
6 March 2009
2003
Sale of various uneconomic assets
2004
Business combination with Ghanaian company
Ashanti Goldfields concluded – name changed
to AngloGold Ashanti
second decade, despite the challenging times which lie ahead both at home and abroad.

2004
Rationalisation of assets and
operations continues
2005
Substantial restructuring of hedge book begins
HIGHLIGHTS 1998 – 2008
Corporate
profile
Annual Report 2008

ANGLOGOLD ASHANTI – A LEADING GLOBAL PRODUCER OF GOLD
Headquartered in Johannesburg, South Africa, the company has 21 operations and a number of exploration programmes in both the established and new gold-producing regions of the world.
In 2008, AngloGold Ashanti produced 4.98 million ounces of gold from its operations – an estimated 7% of global production – making it the third largest producer in the world. The bulk of its production came from deep-level underground operations (40%) and surface operations (2%) in South Africa. Contributions from other countries were Ghana (11%), Mali (8%), Australia (9%), Brazil (8%), Tanzania (6%), USA (5%), Guinea
(7%), Argentina (3%) and Namibia (1%). In South Africa, ramping up of production at Moab Khotsong continued
and is expected to increase significantly in 2009, and achieve full production levels in 2012.
During 2008, AngloGold Ashanti’s global exploration programme continued to gain momentum, either directly or in collaboration with exploration partnerships and joint ventures, in Colombia, the Democratic Republic of
Congo (DRC), Australia, Russia, China and the Philippines.
As at 31 December 2008, AngloGold Ashanti employed 62,895 people, including contractors, had proved and probable Ore Reserves of 74.9 million ounces of gold and had incurred capital expenditure of $1,201 million for the year.
In response to an ever-changing socio-economic environment, AngloGold Ashanti announced its intention to review its current structure and asset base. It remains a values-driven company and these values, the foremost of which is safety, and the group’s business principles continue to guide the company, its managers and employees, and form the basis of the company’s contract with all of its business – shareholders, employees, communities, business partners, governments and civil society organisations.
STOCK EXCHANGE INFORMATION
AngloGold Ashanti’s primary stock exchange listing is on the JSE Limited (Johannesburg). It is also listed on the exchanges in New York, London, Australia and Ghana as well as on Euronext Paris and Euronext Brussels.
AngloGold Ashanti had 353,483,410 ordinary shares in issue and a market capitalisation of $9.8 billion as at
31 December 2008 (31 December 2007: $11.9 billion).

2005
Facility for $700 million revolving
credit approved
2005
Granted new order mining rights in
terms of MPRDA
Annual Report 2008

AngloGold Ashanti global operations and exploration: 2008
Cripple
Creek
& Victor
(CC&V)
USA
Brazil
Argentina
Navachab
Geita
Namibia
Tanzania
Republic of
South Africa
SA operations
Great Noligwa
Mponeng
Savuka
Kopanang
Tau Lekoa**
Moab Khotsong
TauTona
Mali
Guinea
Morila
Sadiola and Yatela
Siguiri
Obuasi
Iduapriem
Ghana
Sunrise Dam
Boddington*
Australia
Serra
Grande
Cerro Vanguardia
Brasil
Mineração
N
Operations
Greenfields exploration
and alliance areas
DRC
China
Russia
Philippines
Tropicana
Gramalote
La Colosa
Jinchanggou
Yili Yunlong
Mongbwalu
Anenskoye
Veduga
Aprelkovskoye
Sovromennie
Mapawa Area
Quebradona
Colombia
* sold early 2009
** sale transaction
announced

AngloGold Ashanti has eight gold mining operations in Africa (excluding South Africa) – two in Ghana, one in Guinea, three in Mali, one in
Namibia and one in Tanzania. Combined, these operations employed around 16,000 people (including contractors) and produced a total of
1.6 million attributable ounces of gold, equivalent to 33% of group output. Ore Reserves at these operations amounted to 23.0 million ounces at year-end.
Africa (excluding South Africa)
AngloGold Ashanti has one operating gold mine, CC&V, in the United States which employed approximately 400 people (including contractors) and produced 258,000 ounces, equivalent to 5% of group output. Ore Reserves amounted to 4.9 million ounces at year-end.
North America
AngloGold Ashanti has one operating gold mine in Australia being Sunrise Dam. Approximately 1,200 people (including contractors) were employed in Australia at year-end and 433,000 ounces of gold, equivalent to 9% of group output, were produced. Ore Reserves amounted to 8.6 million ounces at year-end.
Australia
AngloGold Ashanti has three gold mining operations in South America – two in Brazil and one in Argentina – which combined employed around 5,200 people (including contractors) and produced a total of 561,000 attributable ounces, equivalent to 11% of group output. Total
Ore Reserves at these operations amounted to 4.8 million ounces at year-end.
South America
Key
features 2008
Performance
review 2008 – key data by region
Annual Report 2008

•
Fatality rate declined by 57%, while a 20% reduction is achieved on reportable accidents.
•
New company vision, mission and values developed.
•
Continued restructuring to focus on new company strategy.
•
Hedge buy-backs result in reduced hedge commitments, down by 47% to 5.99 million ounces.
•
Successful conclusion of rights offer and refinancing to settle the convertible bond.
•
Mineral Resources after depletion increased 16% or 33.4 million ounces to 241.0 million ounces, while
Ore Reserves after depletion increased 2% to 74.9 million ounces (prior to Boddington sale).
•
Final dividend declared of 50 South African cents per share (approximately 5 US cents per share), to give a total dividend for the year of 100 South African cents (approximately 11 US cents per share).
The seven deep-level AngloGold Ashanti operations and one surface operation in South Africa employed around 37,000 people (including contractors) and produced 2.1 million ounces of gold, equivalent to 42% of group production. At year-end, South African Ore Reserves totalled 33.7 million ounces.
South Africa

Employees:*
Ghana:                                   7,502
Guinea:                                  2,933
Namibia:                                   482
Mali:                                      1,611
Tanzania:                               3,116
Production 2008:
Ghana:              557,000 ounces
(11%)
Guinea:
333,000 ounces      (7%)
Namibia:
68,000 ounces      (1%)
Mali:
409,000 ounces      (8%)
Tanzania:
264,000 ounces      (6%)
Capital expenditure:
Ghana:                         $166 million
Guinea:                          $22 million
Namibia:                        $12 million
Mali:                                $7 million
Tanzania:                        $53 million
Employees:*
Argentina:                               1,072
Brazil:
4,095
Production 2008:
Argentina:
154,000 ounces     (3%)
Brazil:               407,000 ounces     (8%)
Capital expenditure:
Argentina:                       $16 million
Brazil:                           $110 million
Employees:*
USA:                                        421
Production 2008:
USA:                  258,000 ounces
(5%)
Capital expenditure:
USA:                              $27 million
Employees:*
Australia:                               1,198
Production 2008:
Australia:            433,000 ounces     (9%)
Capital expenditure:
Australia:
$439 million (including
Boddington)
Annual Report 2008

2008
2007
% change
Gold produced
(000oz)
4,982
5,477
(9)
Average gold spot price
($/oz)
872
697
25
Average received gold price
(1)
($/oz)
485
629
(23)
Total cash costs
($/oz)
444
357
24
Total production costs
($/oz)
567
476
19
Ore reserves
(Moz)
75
73
3
Revenue ($m)
3,743
3,113
20
Gold income
($m)
3,619
3,002
21
Gross profit (loss)
($m)
594
(248)
340
Adjusted gross (loss) profit
(2)
($m)
(384)
835
(146)
Adjusted headline (loss) earnings
(3)
($m)
(897)
278
(423)
Adjusted headline (loss) earnings per share (US cents)
(283)
99
(386)
Dividends paid per share
(US cents)
13
45
(71)
Average exchange rate
(R/$)
8.25
7.03
17
Exchange rate at year-end
(R/$)
9.46
6.81
39
Share price at year-end:
JSE (R/share)
252
293
(14)
NYSE ($/share)
27.71
42.81
(35)
Market capitalisation at year-end
($m)
9,795
11,878
(18)
Note:
(1)
Average received gold price excluding the effects of the hedge book reduction is $702/oz.
(2)
Gross profit (loss) excluding unrealised non-hedge derivatives and other commodity contracts. Refer to Non-GAAP disclosure note 2 on page 333.
(3)
Headline (loss) earnings excluding unrealised non-hedge derivatives, fair value adjustments on the option component of the convertible bond, adjustments to other commodity contracts and deferred tax thereon. Refer to Non-GAAP disclosure note 1 on page 332.
Group
overview 2008 – key data
* Includes contractors
Employees:*
South Africa
Corporate office:
463
Operations:
37,127
Production 2008:
South Africa:
2,099 ounces     (42%)
Capital expenditure:
South Africa:
$337 million
Corporate office:
$12 million

Gold
production
Annual Report 2008

1. FINDING THE OREBODY
AngloGold Ashanti’s greenfields
exploration group identifies prospective
gold deposit targets and undertakes
exploration on its own or in conjunction
with joint venture partners. Worthwhile
discoveries undergo a well structured
and intensive evaluation process before
a decision is made to proceed with
developing the mine.
2. CREATING ACCESS TO THE
OREBODY
There are two types of mining which
take place to access the orebody:
•
Underground mining: a vertical
or decline shaft is sunk deep into the
ground to transport people
and mining materials to underground
levels from which the orebody is
accessed through horizontal tunnels
known as haulages and cross-cuts.
Further on-reef development is then
undertaken to open up the orebody
so that mining can take place.
•
Open-pit mining: in this situation the
ore lies close to surface and can be
exposed for mining by “stripping” the
overlying barren material.
3. REMOVING THE ORE BY MINING
THE OREBODY
•
In underground mining, holes are
drilled into the orebody, filled with
explosives and then blasted. The
blasted ‘stopes’ or ‘faces’ are then
cleaned and the ore released is
then ready to be transported to
surface.
•
In open-pit mining, drilling and
blasting may also be necessary to
break the ore; excavators then load
the material onto the ore transport
system which is predominantly
haul trucks.
AngloGold Ashanti’s core business is the
production of gold by exploring for, and
mining and processing gold orebodies.
THE PROCESS OF PRODUCING GOLD
The process of producing gold can be divided into six main activities:
•
Finding the orebody;
•
Creating access to the orebody;
•
Mining (breaking) the orebody;
•
Transporting the broken material from the mining face to the plants for processing;
•
Processing; and
•
Refining.
This process applies to both underground and surface operations.

Annual Report 2008

4. TRANSPORTING THE BROKEN
MATERIAL FROM THE MINING FACE
TO THE PLANTS FOR TREATMENT
•
Underground ore is brought to the
surface by a combination of
horizontal and vertical transport
systems. Once on surface the ore
is
usually transported to the
processing facilities by surface rail
or overland conveyors.
•
In open pit operations the haul trucks
deliver the ore directly to the
processing facilities.
5. PROCESSING
Comminution is the first step in
processing and involves the breaking
up of the ore, which is delivered as large
rocks, into small particles so that the
contained gold minerals are exposed
and available for recovery. This is
usually undertaken by a combination
of multi-stage crushing and milling
circuits with associated screening and
classification processes to ensure that
material at the correct size is removed
promptly from the comminution circuit.
Recovery of gold can then commence,
depending on the nature of the gold
contained in the ore. There are two
basic classes of ore:
•
free-milling, where the gold is readily
available for recovery by the cyanide
leaching process.
•
refractory ores, where the gold is not
readily available for leaching because
it is locked within a sulphide mineral
matrix (e.g. pyrite), extremely finely
dispersed within the host rock (and
hence not yet exposed) or alloyed
with other elements which retard
or prevent leaching (e.g. tellurides).
Free milling and oxidised refractory ores
are processed for gold recovery by
leaching the ore in agitated (stirred)
tanks in an alkaline cyanide leach
solution. This is generally followed by
adsorption of the gold cyanide complex
onto activated carbon-in-pulp (CIP).
Refractory ores undergo pre-treatment
to make them more amenable to
cyanide leaching. This commonly takes
the form of separating the gold bearing
sulphide materials from the barren
gangue material by using flotation to
produce a high-grade sulphide
concentrate. The sulphide concentrate
is then oxidised by either roasting as at
AngloGold Ashanti Brasil Mineração or
bacterial oxidation (BIOX) as at Obuasi.
This oxidation destroys the sulphide
matrix and exposes the gold particles
thereby making them amenable to
recovery by the cyanidation process.
An alternative process is the heap-
leach process. This process is
generally considered applicable to
high-tonnage, low-grade ore deposits,
but it can be successfully applied to
medium-grade deposits where smaller
ore deposit tonnages cannot
economically justify constructing a
capital intensive process plant. In this
process, ore is crushed and heaped on
an impervious or lined leach pad. Low
strength alkaline cyanide solution is
irrigated over the heaped pad for up to
three months. The dissolved gold
bearing solution is collected from the
base of the heap and transferred
to carbon-in-solution (CIS) columns
where the gold cyanide complex
is adsorbed onto activated carbon.
The barren solution is refreshed and
recycled to the top of the heaps.
Gold which has loaded (adsorbed) onto
activated carbon is recovered by a
process of re-dissolving the gold from
the activated carbon (elution), followed
by precipitation in electro-winning cells
and subsequent smelting of the
precipitate into doré bars that are then
shipped to gold refineries for further
processing.
At some AngloGold Ashanti operations,
valuable by-products are generated
at the same time as the gold recovery
process. These by-products are:
•
silver, which is associated with the
gold at some of our operations.
•
sulphuric acid which is produced from
the gases generated by the sulphide
roasting acid plants; and
•
uranium which is recovered in a
process which involves sulphuric acid
leaching followed by recovery of the
leached uranium onto resin and
subsequent stripping of the resin by
ammonium hydroxide and
precipitation of uranium oxide as
“yellow cake”.
The residue from the process operations
are stored in designated tailings storage
facilities.
6. REFINING
The doré bars are transported to
a precious metal refinery for further
processing. In this process gold is
upgraded to a purity of 99.5% or
greater for sale to a range of final users.
High purity gold is referred to as “good
delivery” which means that it meets the
quality standards set by the London
Bullion Markets Association and gives
the final buyer assurance that the bar
contains the quantity and purity of gold
as stamped on the bar.

Annual Report 2008

Review of the year

Annual Report 2008

The year 2008, my first full year in office as CEO of AngloGold
Ashanti, has been both eventful and fulfilling. While we have had a number of challenges to deal with, we have made consistent and positive progress as we create the new AngloGold Ashanti.
As we ushered in 2008 in South Africa, we had to cope with
the national power crisis. On a broader basis, as we made
good progress in turning around some difficult assets,
delivering on our production and cost promises quarter-on-
quarter, the world was slipping into what we now term the
“global financial crisis”. As a consequence, the gold price
firmed during the course of the year, further improving our
underlying profit performance and longer term outlook for the business. While these events were unfolding, we took the
opportunity to reduce our gold price hedge commitments and
rebuilt our financial capacity by reducing debt within the
business. At the same time we made great progress in turning our safety performance around – reducing fatality rates and
injury frequency rates across all areas in the business.
By the end of 2008, we had reshaped the business – we have
demonstrated that we can mine without fatalities being a
necessary consequence of our activities. In this one step we have demonstrated our commitment to our values and the notion that
“People are the Business…Our Business is People”. Our hedge
book and balance sheet have been reshaped to support
enhanced performance and as we head into 2009 know we have
the team that can take us forward to achieve our vision to be “the leading mining company”.
SAFETY
On 8 November 2007 we declared that safety is AngloGold
Ashanti’s first value, and we have lived that value through
2008. As a company and as leaders, we have a moral duty
to do all we can to ensure that those who arrive at work
return home safely and in better shape for having been
an AngloGold Ashanti employee. While we made great
CEO’s
review
Annual Report 2008

2006
$500 million raised in equity offering
2006
Rationalisation of assets and operations
continues
HIGHLIGHTS 1998 – 2008

progress in 2008 in reducing fatality rates by 57% year-on-year, we understand we still have a long way to go.
It is with great regret that I report the loss of 14 colleagues through industrial accidents. The AngloGold Ashanti board extends its deepest sympathies to the families, friends and colleagues of those we have lost.
On the positive side, we are naturally gratified at the step-change improvement in our safety record, with the reduction in fatality rates supported by a 20% decline in our all-accident frequency rates. Both improvements are evidence of real change within the business – a stepping stone to achieving a workplace free of accidents and industrial disease.
Our vision of “no harm” in our workplace has its foundations in our four-part strategy where we focus on safety so that it is emphasised to every employee, every day, and that this perspective shapes every conversation we have and every decision we make. We are learning to be vigilant in recognising hazards and taking the time to understand what it takes to reduce the risk to a level that can be managed. A central feature of this is the campaign to ensure that everyone understands that it is standard practice to stop work if they believe an area is unsafe. We are putting in place and managing to a set of systems that bind and link our activities to ensure safe outcomes. As leaders, every step and decision we take must be consistent with our safety message. Not only must we talk to change; we must also be the change.
REVIEW OF THE YEAR
We are pleased to be able to report that we have delivered on our production and cost commitments. Gold production in 2008 of 4.98 million ounces was at the upper end of market guidance provided at the beginning of the year, with cash costs of $444/oz also within market guidance.
While we saw a number of positive achievements, our single disappointment has been the inconsistent performance at Geita in Tanzania. Our work to execute a production turnaround was progressing well through the second and third quarters before we experienced two significant breakdowns within the processing operations. We will continue to work the problems through a range of ongoing interventions, and we remain committed to delivering a strategy and outcome that will enhance shareholder value by the end of 2009.
On a more positive note, we have seen two consecutive quarterly improvements in production at our other most challenging operation, Obuasi in Ghana. The appointment of a new leader of our Ghanaian operations and an increased focus on the Obuasi turnaround are intended to enhance this turnaround as we head into 2009.
We have also delivered improvements in South Africa, Guinea, Argentina and Brazil.
The power crisis in South Africa, which began in January 2008, significantly affected the mining industry. When the national power utility, Eskom, gave notice of an immediate shortage of supply, the mining industry was forced to close operations on 25 January. The restart of the operations was a difficult process as the deep mines of South
Africa cannot be turned on and off without careful time-weighted planning and execution.
Annual Report 2008

2006
Several new exploration ventures
entered into
2007
Iduapriem and Teberebie become fully
owned operations

The way in which the situation was initially managed by Eskom and the government was very disappointing.
However, rather than succumbing to alarm and panic, the South African management team dealt with a difficult situation, prioritising engagement with government and Eskom, through our own offices and through the
Chamber of Mines and Business Unity South Africa. Ultimately, the team used the crisis as a catalyst to review its energy efficiency performance, to explore new initiatives to decrease its electricity usage, and to speed up implementation of efficiency programmes.
Thanks to the pre-emptive work done, and thanks to the speed with which the government and Eskom adapted to the situation, we managed by May to sign up for 96.5% of our pre-January power supply, up from the 90% reinstated after the immediate four-day January crisis. Post the event, due to the initial energy efficiency measures we had put in place, we did not require the full allocation, and by the end of 2008 we were producing at full capacity on less than 94% of our 2007 power requirements.
South Africa’s power supply issues are not fully resolved, and most likely will not be for some years, pending
Eskom’s capacity building programme scheduled to take place in the next five years. However, we are confident that government and Eskom, recognising the centrality of the business sector and the mining industry in particular, to economic development, will ensure that any future disruptions will be minimised.
A NEW OPERATIONAL DELIVERY INITIATIVE
After visiting our operations, it is clear that we have many opportunities to enhance and improve our core operations performance. It is also clear that one reason for the lack of consistency is that we require a common and systematic approach to many of our activities, both in terms of operational systems and in terms of the management of people. So, in addition to the shorter-term turnaround plans we have been working on at Obuasi and Geita, we have launched a systematic programme designed to address these weaknesses – a business improvement programme to be rolled out to every operation over the next three years.
The plan is designed to achieve specific targets in the areas of safety, productivity, environmental incidents, production, costs and return on capital invested.
The plan is designed to achieve a range of specific five-year targets:
•
a reduction in accident rates;
•
an improvement in productivity;
•
a reduction in reportable environmental incidents;
•
an increase in production to 6.0 million ounces;
•
a reduction in real unit costs; and
•
an increase in the return on investment to above 15%.
We will be monitoring progress on the execution of the plan and reporting back to you each year.
Annual Report 2008

2007
Anglo American's holding reduced
to 16.6%
2007
Successful closing of $1.15 billion
syndicated revolving credit facility
HIGHLIGHTS 1998 – 2008
CEO’s
review cont.

2008
Conclusion of $1 billion term facility to
refinance convertible bond
OPERATIONAL AND FINANCIAL RESTRUCTURING
The key to achieving these performance improvement objectives is the company’s people. “People are the
Business… Our Business is People” is not a mere slogan. It goes to the heart of what we at AngloGold Ashanti
do. We have continued to consolidate the company’s executive restructuring we began in 2007, focusing on flattening the operational hierarchy, decentralising operational control metrics to the operations where they belong, and ensuring clearer lines of accountability for delivering on our commitments.
At the same time the finance team has delivered some outstanding results during the year – reducing our hedge book by more than 47% and reducing debt by 30%.
As a consequence of the continuing improvements in operations, renewed focus on capital management and the financial restructuring, AngloGold Ashanti is positioned to improve its free cash flow from operations by more than $1.1 billion in 2009. While increasing gold prices have contributed to this forecast outcome, the internal restructuring of operations, the hedge book and our debt have contributed more than 70% to this remarkable outcome.
Having largely achieved these goals at executive level, similar initiatives will be rolled out to the company’s business units in the period ahead.
I would like to thank our executive team, and all members of the AngloGold Ashanti global team, for the tremendous contributions they have made to our achievements this year.
MISSION, VISION AND VALUES
In all we do to enhance value at AngloGold Ashanti, our activities are based on the principle that we will carry out our activities in a way that demonstrates due respect for our employees, the societies and communities in which we operate, and the physical environment. You may read our new mission, vision and values, and about the process we have undergone to develop them, in the Report to Society. We ask that our performance be judged, not only by the return on investment to our shareholders, but also by how we deliver these results as our values reflect our commitment to delivering sustainable outcomes.
ENHANCED EXPOSURE TO THE GOLD MARKET
In my first annual review a year ago, I spoke about the impact on our revenues of the company’s significant gold hedge book and our determination to reduce these commitments to manageable levels. The successful completion in July of a rights offer that raised $1.7 billion enabled us to deliver on our first phase objectives.
We initially capitalised on a weaker gold market from the second quarter of the year in order to execute a combination of delivery into and early settlement of non-hedge derivative contracts. The number of committed
Annual Report 2008

2008
Resource estimate for La Colosa
deposit in Colombia confirmed
2008
Acquisition of interests in B2Gold,
Golden Cycle and São Bento Gold

ounces was reduced by 4.4 million ounces (39%) from a total of 11.28 million ounces as at 1 January 2008 to
6.9 million ounces as at 1 July 2008. During the second half of the year, AngloGold Ashanti continued to settle by physical delivery, outstanding contracts to effect a reduction of approximately 47% of committed ounces in total over the course of the year.
It is expected that the average realised price received will be at or around a discount of approximately 6% in
2009, assuming an average prevailing spot gold price of approximately $900 per ounce. This represents a significant improvement on the position prior to the restructuring.
PURSUING GROWTH
There was a pleasing increase in resources and reserves during 2008, indicating the success of our exploration programme and some strategic transactions. Mineral Resources increased by 16% to almost 241.0 million ounces (after depletion). This includes an addition of 12.3 million ounces delineated by greenfields activity at La
Colosa in Colombia.
The finalisation of transactions at B2Gold in Colombia, the acquisition of 100% of the Golden Cycle Gold
Corporation, which owned a 33.33% stake in the company’s Cripple Creek & Victor mine, and the purchase of
São Bento Gold Company Limited and its wholly-owned subsidiary, São Bento Mineração S.A. from Eldorado
Gold Corporation, were also designed to add value and growth. The former offers enhanced opportunities in our Colombian exploration programme, while the latter two provide fuller participation in production and enhanced reserves and resources at or near existing operations.
Organic growth can still be expected from existing assets. The key to unlocking growth here is to improve productivity, efficiencies and to mine deeper. The group is not averse to further acquisitions, in South Africa and elsewhere, should these propositions add value.
Annual Report 2008

Rand Refinery, South Africa
CEO’s
review cont.

PROSPECTS
In 2009, the company is expecting to produce between 4.9 million ounces and 5.0 million ounces of gold at total cash costs ranging from $435/oz to $450/oz. As a result of the hedge restructuring completed in 2008 and assuming a spot gold price of approximately $900/oz in 2009, we expect an average price received of
$846/oz, which represents a 6% discount to the spot price. This would result in the cash generated at our operations increasing by some $1.1 billion this year.
Any gold price upside above $900/oz will obviously provide greater cash flow and earnings leverage and, in the event we continue to see gold price volatility with potential downside pressure, we retain a robust business model with sound cost control and capital management flexibility.
CONCLUSION
The global economy is facing unprecedented challenges in the foreseeable future. AngloGold Ashanti is a global corporate citizen and will not be immune to these challenges. We remain focussed on gold, possibly the resource least affected by these events. Our challenge is to position the company so that we are able to turn these difficulties and challenges into opportunities. The opportunities we see will support our business improvement objectives and the potential for growth as we seek to develop towards our vision of being the leading mining company. We have a highly motivated and skilled team, we each understand what we have to do and for what we are accountable.
In our own words… People are the Business… Our Business is People.
Mark Cutifani
Chief Executive Officer
6 March 2009
Annual Report 2008

Iduapriem, Ghana

OVERVIEW
The three key financial challenges that faced AngloGold
Ashanti during 2008 were:
•
Maximising margins by both reducing the hedge book
commitments and implementing effective cost controls
in an extremely volatile economic environment, which
saw significant commodity price and currency swings;
•
In a market that was squeezed for credit and liquidity,
redeeming the R2.0 billion South African corporate bond
and implementing a refinancing plan to be able to
redeem, upon maturity in February 2009, the $1.0 billion
convertible bond; and
•
Delivering sales of non-strategic assets of $1.0 billion to
create balance sheet flexibility for years 2009 and 2010.
The company successfully met all three challenges. During
2008 the hedge book commitments were reduced by 47%
from 11.28 million ounces to 5.99 million ounces, following an oversubscribed rights offering in July 2008 for $1.7 billion.
Total cash operating costs were tightly controlled during a
year which saw sharp increases in inflation, power and fuel
costs. This enabled AngloGold Ashanti to finish the year at
$444 per ounce which is competitive within the gold mining
industry. During August 2008, the company redeemed in full,
upon maturity, the R2.0 billion South African corporate bond and in November 2008 obtained a $1.0 billion term facility
from Standard Chartered Bank to place it in a position to
February 2009. In January 2009, the company announced
the sale of its one-third interest in the Boddington project for an aggregate consideration of up to approximately
$1.1 billion. The above factors should provide AngloGold
Ashanti with better gold price leverage and balance sheet
flexibility going forward.
RESULTS FOR THE YEAR
•
Average dollar gold spot price of $872 per ounce, 25%
higher than in 2007.
•
The 2008 average received gold price decreased by
23% to $485 per ounce due to the effects of hedge
restructuring. The average received price, excluding the
effects of the hedge restructure, increased by 12% to
$702 per ounce.
•
Gold production from continuing operations declined
from 5.48 million ounces in 2007 to 4.98 million ounces
in 2008.
CFO’s
report
Annual Report 2008

repay the $1.0 billion convertible bond when it matured in

•
Total cash costs increased by 24% to $444 per ounce, largely owing to the impact of inflation, higher fuel and power costs, lower grades mined during the year, partially mitigated by the weakening of some of the local currencies during the latter part of the year.
•
Adjusted headline earnings decreased to a loss of $897 million from $278 million in 2007 primarily due to the hedge reduction.
•
A final dividend of 50 South African cents per share or approximately 5 US cents per share was declared, resulting in a total dividend for 2008 of 100 South African cents or approximately 11 US cents per share.
•
Successful capital raising of some $1.7 billion in July 2008 provided the necessary liquidity to restructure the hedge position.
•
Term facility of $1.0 billion obtained to redeem the $1.0 billion convertible bond.
EXCHANGE RATES
The main currency impact on costs reported in US dollars relative to the countries in which AngloGold Ashanti operates, arose from a 17% weaker rand and a 6% stronger Brazilian real against the US dollar.
The average exchange rate for the year ended 31 December 2008 was R8.25:$1 compared with R7.03:$1 in
2007. The average value of the Australian dollar versus the US dollar for 2008 was A$1:$0.85 compared with
A$1:$0.84 in 2007. The average value of the Brazilian real versus the US dollar for 2008 was
BRL1.84:$1 compared with BRL1.95:$1 in 2007.
PRODUCTION
In 2008 gold production approximated 4.98 million ounces compared to 5.48 million ounces in 2007. This was in line with the forecast range of between 4.8 to 5.0 million ounces for the year. This decline in production was largely as a result of reduced volumes mined at the South African operations owing to lower grades, safety related stoppages especially related to increased seismicity, and the interruption to the power supply during the first quarter. Argentina was impacted by poor grades and intermittent plant break downs; Tanzania production was impacted by plant unavailability and delays in accessing the higher grades. The reduction in Australia was
Mponeng and Moab Khotsong in South Africa, where the ramp up in production continued.
INCOME STATEMENT
The most significant income statement event of 2008 was the reduction of the hedge book. During the year the hedge book was reduced by 5.29 million ounces from 11.28 million ounces at the beginning of the year to
5.99 million ounces as a result of the physical settlement of maturing contracts and buy-back of non-hedge derivative contracts. These transactions, which were funded from the proceeds of a rights offer completed in
July 2008, have enabled the company to significantly restructure and reduce its existing gold hedging position, which has adversely affected its financial performance in recent years. The company had traditionally used gold hedging instruments to protect the selling price of some sales against declines in the market price of gold and the use of these instruments have prevented the company from fully participating in the significant increases in the market price of gold in recent years.
Also during the year, the group changed its policy regarding the accounting of incorporated joint ventures from the proportionate consolidation method to the equity accounting method. Due to the nature of the group’s
Annual Report 2008

jointly controlled entities, the presentation in the income statement is more relevant and represents international trends in accounting. Accordingly all comparative data has been restated.
in line with plan as the high-grade pit was depleted. Record production was reported at Siguiri in Guinea, and

Gold income
The average gold spot price of $872 per ounce for the year was 25% higher than that in 2007. However, the received gold price decreased by $144 per ounce or 23% to $485 per ounce, primarily as a result of the close out of the hedging transactions effected in the middle of the year. Towards year-end, the price received was at a 13.5% discount to the average spot price as the remaining planned hedge reductions were effected.
Gold income increased by 21%, rising from $3,002 million in 2007 to $3,619 million in 2008. This increase was primarily a result of the improved price of gold received (excluding the accelerated settlements of non-hedge derivatives), although this was offset to a certain extent by reduced production.
Cost of sales
Cost of sales increased by 11% from $2,458 million in 2007 to $2,728 million in 2008. This was largely attributable to a mix of currency and inflationary effects, resulting from increased mining contractor costs and higher diesel, fuel, transport and electricity prices. This was partially offset by the effects of cost-saving initiatives and the weakening of some local currencies during the latter part of the year.
Cost of sales changes can be analysed as follows:
•
Total cash costs increased to $2,113 million in 2008 from $1,836 million in 2007, equating to an increase in total cash costs per ounce from $357 in 2007 to $444 in 2008. This was marginally outside the forecast of $425 – $435 per ounce primarily due to higher inflationary trends and higher power and fuel costs.
Of the $87 per ounce increase, $53 per ounce is attributable to inflation, $25 per ounce to lower grades,
$20 per ounce to volumes and a net $11 per ounce for other variances; partially offset by exchange gains of $22 per ounce.
•
Retrenchment costs were $9 million in 2008 compared with $19 million in 2007. Costs incurred in 2008 and
2007 were as a result of a general cost-efficiency drive and staff reductions at mines in Africa.
•
Rehabilitation and other non-cash costs decreased by $33 million compared with the previous year resulting in a charge of $28 million compared to a charge of $61 million, largely because of changes to estimates, the effect of interest rates in discounting and a reassessment of the processes to be undertaken to complete the group's restoration obligations.
•
The amortisation of tangible assets at $560 million was $7 million lower than in 2007. This minor reduction is largely attributable to the reassessment of the useful lives of our mining assets in accordance with revisions to the business plans made at the beginning of the year, and due to lower production.
Loss on non-hedge derivatives and other commodity contracts was $297 million in 2008 compared to a loss of $792 million the previous year. This loss was primarily a result of the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates and volatilities compared with the previous year as well as the loss incurred in normal purchases normal sales with a counterparty of
$188 million. During the year, the spot price of gold increased from $836 per ounce at 1 January, 2008 to
$872 per ounce at year-end. Refer to pages 82 – 86 for a review of the gold market during 2008.
Corporate and other administration expenses increased by $3 million to $131 million in 2008, which is significantly less than the normal rate of inflation and is mainly due to the weaker rand against the US dollar.
Market development costs amounted to $13 million, most of which was spent through the World
Gold Council.
Annual Report 2008

CFO’s
report cont.

Exploration continued around the operations in the countries in which the group operates, namely, Australia,
Ghana, Guinea, Tanzania, Mali, Namibia, South Africa and the USA. In addition, exploration activities continued
to focus on new prospects in the Democratic Republic of Congo, Colombia, China, Philippines, Russia and
Australia. Total exploration expensed (excluding equity accounted joint ventures) during 2008 was $126 million of which $94 million was for greenfields exploration. The increase in exploration costs expensed of $9 million on the previous year was primarily a result of increased expenditure at greenfields sites in Colombia and
Australia. For further information on exploration activities refer to pages 87 – 95.
Other operating expenses included post-retirement medical provisions for operations mainly in South Africa of $2 million, and other employment costs of $4 million.
The group incurred an operating special items loss of $1,538 million which arose mainly from an impairment charge $1,608 million. These related primarily to the former Ashanti mines in Ghana and Tanzania. At the time of the Ashanti acquisition, the mines were accounted for by AngloGold Ashanti based on the forward gold curve. Since then, AngloGold Ashanti has consistently applied this methodology i.e. the forward gold curve of a 30-day average spot price during the fourth quarter, to test these assets annually for impairment purposes.
However during 2008, although the spot price was higher than the previous year, given the drop in US interest rates, the forward curve was both lower and less steep during the fourth quarter. This has an adverse impact of some $75-100 per ounce at these long life mines which is material. In addition, the discount rates applied in 2008 are higher than those used in the previous year, reflecting current market and economic conditions.
The above two factors i.e. the forward gold curve and discount rates, have been the primary cause of the accounting write down.
There were sundry other items including a reassessment of indirect tax recoverables at the Africa mines, provisions for royalty disputes partially offset by profits on the disposal of and recoveries from various assets.
OPERATING LOSS
The group reported an operating loss in 2008 of $1,220 million compared with an operating loss of $542 million in 2007, largely as a result of the effects of asset impairments.
Annual Report 2008

Cerro Vanguardia, Argentina

LOSS ATTRIBUTABLE TO EQUITY SHAREHOLDERS
The loss attributable to equity shareholders was further impacted by the following:
•
Interest received increased by $23 million to $66 million, mainly as a result of increased funds arising from the higher average gold price; and
•
Finance costs approximated those of 2007 mostly as a result of reduced borrowings in a rising interest rate environment for variable overdrafts and bank loans, and the fixed interest rate on the convertible bond.
The taxation charge reduced from a charge of $101 million in 2007 to a benefit of $197 million in 2008. This was partially due to lower earnings, lower taxation rates in South Africa, and the deferred tax benefit arising from early hedge settlements.
BALANCE SHEET
During 2008, the following events had a significant impact on the balance sheet:
•
AngloGold Ashanti's 33.3% interest in Boddington Joint Venture was reclassified to assets and liabilities held for sale. The total amount of assets reallocated amounted to $792 million and liabilities $48 million;
•
Impairment charges aggregating $1,608 million mainly in relation to the former Ashanti assets. This adjustment is based on assumptions relating to market conditions which include the lower gold forward curve, higher discount rates, higher power tariffs in Ghana and reduced reserves at Geita. Tangible asset impairments (net of reversals) amounted to $1,493 million and goodwill impairments amounted to
$109 million;
•
shareholders in respect of a rights offer which generated proceeds of some R13 billion ($1.7 billion) which funds were applied primarily to reduce the hedge book. The company capitalised on a weaker gold market during the year to execute a combination of delivering into and early settling of non-hedge derivatives. During 2008, the total number of committed ounces reduced by 5.29 million and the hedge book reduced by 5.17 million ounces on a net delta basis. The restructuring resulted in the received gold price being around 23% lower and the adjusted headline earnings reducing by an amount after taxation of $916 million which includes a charge for the uranium contracts of $11 million. In addition, uranium contracts of 1.0 million pounds were cancelled during the year, which represents a reduction of 20% of uranium contracts outstanding at the beginning of the year. This positions the company to participate more extensively in the uranium spot market from 2009, which in turn will provide by-product revenue to the benefit of total cash costs.
•
The $1 billion convertible bond, due 27 February 2009, issued by AngloGold Ashanti Holdings plc has been reallocated from long-term borrowings to short-term debt;
•
Effective 1 July 2008, AngloGold Ashanti acquired 100% of Golden Cycle Gold Corporation (GCGC) through a merger transaction in which the GCGCs shareholders received consideration consisting of
3,181,198 AngloGold Ashanti ADSs which represented an aggregate consideration of approximately
$109 million. GCGC, which was listed and traded on the NYSE ARCA Exchange, was a Colorado-based holding company with its primary investment being its joint venture interest in the Cripple Creek & Victor
Gold Mining Company (CC&V) located in Colorado, United States.
•
On 27 August 2008, AngloGold Ashanti settled all amounts due in respect of the company's R2 billion corporate bond;
•
On 15 December 2008, AngloGold Ashanti purchased the São Bento Gold Company Limited, and its wholly owned subsidiary São Bento Mineração for a consideration of $70 million through the issue of
2,701,660 ordinary shares.
Annual Report 2008

CFO’s
report cont.
The rights offer which closed on 7 July 2008, resulted in the issue of 69,470,442 ordinary shares to

CASH FLOW
Operating activities
Cash generated from operations of $632 million was a combination of the loss before taxation of $1,377 million as set out in the income statement, adjusted for movements in working capital and non-cash flow items. The most significant non-cash flow items were the impairments of tangible and intangible assets and investments of $1,608 million and the amortisation of tangible assets of $560 million.
Cash generated from operations was further increased by the dividends received from the equity accounted joint ventures of $78 million, reduced by payments to early settle some hedge commitments and uranium contracts of $1,113 million and normal taxes paid of $125 million. Consequently, net cash outflow from operations was $529 million in 2008 compared with an inflow of $866 million in 2007.
Payments to suppliers increased by 46%, offset partly by the higher average price received (excluding settlements of non-hedge derivatives) for the year which in turn resulted in increased receipts from customers of 20%.
Investing activities
During 2008, capital expenditure totalled $1,194 million. The capital spend was funded from operating cash flow, debt facilities and in part from the proceeds from a rights offer which raised some $1.7 billion in July 2008.
Total capital expenditure for 2008 was $179 million more than in 2007, owing mainly to expenditure on the
Boddington expansion project during the year.
Proceeds from the disposal of tangible assets include $14 million from the disposal of certain North American royalty and production related interests of the El Chante and Marigold projects to Royal Gold, $14 million from the disposal of a 50% interest in Amikan and AS APK to the Polymetal Joint Venture, and $7 million from real estate activities in Brazil.
Proceeds from disposal of assets of discontinued operations of $10 million relates to the sale of Ergo assets to a consortium of Mintails South Africa (Pty) Limited/DRD South African Operations (Pty) Limited.
Investments acquired and disposed of during 2008 relate mainly to investments held in rehabilitation trust funds established by AngloGold Ashanti in compliance with regulatory requirements.
Annual Report 2008

Sunrise Dame, Australia

The proceeds from the disposal of associates includes the net proceeds of $48 million arising from the sale of the 50% interest in Nufcor International Limited to the Constellation Energy Commodities Group.
Interest received increased by $32 million when compared with 2007, as a result of higher cash levels resulting mainly from the rights offer in July 2008.
Financing activities
During July 2008, an amount of $1.7 billion was raised by way of a rights offer at a ratio of 24.6403 rights offer shares for every 100 AngloGold Ashanti shares held on the record date of 6 July 2008. The rights offer resulted in the issuance of 69,470,442 new ordinary shares of 25 SA cents each to ordinary shareholders at a subscription price of R194.00 per share. The transaction was highly successful, with a 98% take up from rights holders to acquire rights offer shares. Applications for additional rights shares representing nearly six times the number of rights offer shares were received.
Proceeds from borrowings amounted to $853 million during 2008 and included a drawdown of $743 million on the $1,150 million syndicated loan facility. The 2007 year included a $525 million drawdown on the same facility.
Repayments of borrowings amounted to $614 million and included the repayment of the South African corporate bond of $242 million, and $316 million on the $1,150 million syndicated loan facility. Other loan repayments include normal scheduled payments in terms of loan agreements.
Dividend payments totalling $58 million were made during the year, compared with $144 million in the prior year.
$186 million, which when combined with the opening balance of $477 million, and a negative translation of
$88 million, resulted in a closing cash and cash equivalent balance of $575 million.
OTHER DEVELOPMENTS
On 20 November 2008, AngloGold Ashanti successfully arranged a $1 billion bridging facility which is available
(at the company's discretion) until November 2010 to finance the redemption of the convertible bond that to obtain full value from the sale to Newmont of the one-third interest in the Boddington project which was announced on 27 January 2009 and the announced sale of the Tau Lekoa and the adjacent project areas made on 17 February 2009.
The consideration for the sale of Boddington, which is expected to close around the end of the first quarter of
2009, involves the following elements:
•
an upfront cash consideration on closing of the sale of $750 million;
•
a deferred payment due at the end of 2009 of $240 million, payable in cash or freely tradeable Newmont shares;
•
full reimbursement upon closing of all cash calls for the project funded by AngloGold Ashanti during 2009;
•
royalty payments of up to $100 million from mid 2010, subject to the project achieving a cash cost margin in excess of $600 per ounce; and
•
a payment from AngloGold Ashanti to Newmont of $8 million upon closing, being its share of working capital at 31 December 2008.
In addition to saving on a budgeted capital spend of A$269m during 2009, the proceeds from the sale to be received this year (net of capital gains tax) is expected to be approximately $907 million (at an exchange rate of A$/$0.8054).
Annual Report 2008

CFO’s
report cont.
The net result of AngloGold Ashanti's operating, investing and financing activities was a net cash inflow of matured on 27 February 2009. The removal of this refinancing risk placed the company in a stronger position

The Boddington sale together with the term facility, in addition to reducing the net debt significantly, will also provide the company with further financial flexibility to November 2010. It is important to note that as a result of these transactions, the company's refinancing need and related risk has been reduced. AngloGold Ashanti now has considerable flexibility to consider its long-term funding options to refinance the residual debt which is due to mature in late 2010.
OVERVIEW OF THE HEDGE BOOK
During 2008, the company reduced its hedge commitments by 47% from 11.28 million ounces to 5.99 million ounces. The hedge book net delta as at 31 December 2008 was 5.22 million ounces. The negative marked to market value of the hedge book as at 31 December 2008 (off a spot gold price of $872 per ounce, exchange rates of R9.455/$ and A$/$0.6947) was $2.5 billion (after the credit risk adjustment of all hedge transactions).
The details of the hedge book are provided in note 37 on page 285.
expects to achieve a received price representing a discount of approximately 6% to the spot price during 2009, which represents a significant reduction to the position that existed prior to the hedge book reduction.
ONE-YEAR FORECAST – 2009
For the year ended 31 December
Expected
Forecast
Forecast total
cash
capital
production
cost
expenditure
000 oz
$/oz
(1)
$m
(2)
South Africa
(3)
2,075
322 – 342
301
Argentina
160
410 – 430
20
Australia
410
530 – 550
17
Brazil
400
292 – 312
150
Ghana
600
593 – 613
150
Guinea
300
495 – 515
27
Mali
350
501 – 521
8
Namibia
70
430 – 450
18
Tanzania
315
800 – 820
17
United States of America
280
350 – 370
77
Other
55
AngloGold Ashanti
4,900 – 5,000
435 – 450
840
Following the sale of Boddington, the 2009 production is estimated at 4.9 million ounces to 5.0 million ounces.
(1)
This is based on the following assumptions: R9.75/$, A$/$0.675, BRL2.25/$ and Argentinian peso 3.65/$; fuel at $50 per barrel and lower consumable costs relative to last year.
(2)
Capital expenditure for 2009 is estimated at approximately $840 million (excluding amounts to be spent at Boddington). This is a significant reduction of $360 million or 30% on levels expended in 2008.
Capital expenditure is managed in line with earnings and cash flows and may fluctuate accordingly. Forecast capital expenditure for operations with minorities is reported at 100%. For entities which are equity accounted, the forecast capital spend is the attributable share.
(3)
In South Africa, production assumes stable power supply from Eskom.
Srinivasan Venkatakrishnan
Chief Financial Officer
6 March 2009
Annual Report 2008

Following the hedge book reduction achieved in 2008, assuming a gold price of $900 per ounce, the company

Annual Report 2008

Five-year
summaries
SUMMARISED GROUP FINANCIAL RESULTS
For the year ended 31 December
US
Dollar
million
2008           2007          2006           2005          2004
Income statement
Gold income
3,619
3,002
2,646          2,393          2,121
Cost of sales
(2,728)
(2,458)
(2,138)
(2,149)
(1,794)
Loss on non-hedge derivatives and other commodity
contracts
(2)
(297)
(792)
(231)
(135)
(141)
Gross profit (loss)
594
(248)
277              109            186
Corporate administration and other expenses
(131)
(128)
(84)
(64)
(51)
Market development costs
(13)
(16)
(16)
(13)
(15)
Exploration costs
(126)
(117)
(58)
(44)
(43)
Amortisation of intangible assets
–
–                 –                 –
(27)
Other net operating expenses
(6)
(20)
(20)
(24)
(11)
Operating special items
(1,538)
(13)
(7)
(67)
13
Operating (loss) profit
(1,220)
(542)
92           (103)
52
Dividend received from other investments
–
2                 –                –                –
Interest received
66
43
31             24              49
Exchange gain (loss)
4
(1)             (5)
2
5
Fair value adjustment on option component of convertible bond
25
47              16            (32)
26
Finance costs and unwinding of obligations
(114)
(120)
(116)
(102)
(85)
Fair value (loss) gain on interest rate swaps
–
–                –               (1)
2
Share of equity accounted investments’ (loss) profit
(1)
(138)
35
115
43
40
(Loss) profit before taxation
(1,377)
(536)
133
(169)
89
Taxation
197
(101)
(146)
46
49
(Loss) profit after taxation from continuing operations
(1,180)
(637)
(13)
(123)
138
Discontinued operations
Profit (loss) from discontinued operations
25
1               (2)
(36)
(11)
(Loss) profit for the year
(1,155)
(636)
(15)
(159)
127
Allocated as follows
Equity shareholders
(1,195)
(668)
(45)
(182)
108
Minority interest
40
32                30             23             19
(1,155)
(636)
(15)
(159)
127
Other financial data
Adjusted gross (loss) profit
(3)
$m
(384)
835              884            395
383
Headline (loss) earnings
$m
(30)
(648)
(82)
(145)
129
Adjusted headline (loss) earnings
(4)
$m
(897)
278              411            153          259
Adjusted gross margin
%
(16)
25               29               16            18
EBITDA
(5)
$m
1,131
1,224
1,409              772          690
EBITDA margin
%
48
37               47
  30            32
Interest cover
(6)
times
8
9
11                  7               7
(Loss) earnings per ordinary share (cents)
Basic
US cents
(377)
(237)
(16)
(69)
43
Diluted
US cents
(377)
(237)
(16)
(69)
43
Headline
US cents
(9)
(230)
(30)
(55)
51
Adjusted headline (loss) earnings
(4)
US cents
(283)
99              151              58           103
Dividends paid per ordinary share
US cents
13
45                39              57             75
Weighted average number of shares
Million
317
281              273            265           251
Issued shares at year-end
Million
357
282              280            265           264
(1)
The comparatives have been restated to reflect the equity accounting of investments.
(2)
Refer to Non-GAAP disclosure note 3 on page 334.
(3)
Refer to Non-GAAP disclosure note 2 on page 333.
(4)
Refer to Non-GAAP disclosure note 1 on page 332.
(5)
Refer to Non-GAAP disclosure note 6 on page 335.
(6)
Refer to Non-GAAP disclosure note 7 on page 336.

Annual Report 2008

SUMMARISED GROUP FINANCIAL RESULTS (CONTINUED)
As at 31 December
US
Dollar
million
2008
2007          2006          2005          2004
Balance sheet
Assets
Tangible and intangible assets
4,493
7,041
6,329
6,139        6,109
Cash and cash equivalents
575
477
471            197           276
Other assets
2,992
2,190         2,022         1,859        1,724
Total assets
8,060
9,708         8,822         8,195        8,109
Equity and liabilities
Total equity
2,511
2,442          3,047         2,661       3,209
Borrowings
1,933
1,848          1,448         1,856       1,561
Deferred taxation
617
1,042          1,093         1,136       1,337
Other liabilities
2,999
4,376
3,234          2,542       2,002
Total equity and liabilities
8,060
9,708          8,822          8,195      8,109
Other financial data
Equity
(1)
3,242
3,926          4,529          4,217
4,689
Net capital employed
(1)
4,683
5,360          5,568          5,935       6,032
Net debt
(2)
1,283
1,318
1,015           1,726
1,341
Net asset value – US cents per share
(3)
702
867          1,087          1,004       1,214
Net tangible asset value – US cents per share
(4)
661
718             946             862
1,057
Market capitalisation
(5)
9,795
11,878        13,008        13,069       9,614
Financial ratios
Return on equity
(6)
%
(25)
7
9                  3              7
Return on net capital employed
(7)
%
(16)
7                9                  4              8
Net debt to net capital employed
%
27
25              18                29            22
Net debt to equity
%
40
34              22                41            29
Market capitalisation to total liabilities
times
1.8
1.6             2.3
  2.4           2.0
Exchange rates
Rand/dollar average exchange rate
8.25
7.03            6.77            6.37          6.44
Rand/dollar closing exchange rate
9.46
6.81            7.00            6.35          5.65
Australian dollar/dollar average exchange rate
1.17
1.19            1.33             1.31         1.36
Australian dollar/dollar closing exchange rate
1.44
1.14            1.27             1.36         1.28
Brazilian real/dollar average exchange rate
1.84
1.95            2.18             2.44         2.93
Brazilian real/dollar closing exchange rate
2.34
1.78            2.14             2.35         2.65
The comparatives have been restated to reflect the equity accounting of investments.
(1)
Refer to Non-GAAP disclosure note 8 on page 336.
(2)
Refer to Non-GAAP disclosure note 9 on page 336.
(3)
Refer to Non-GAAP disclosure note 10 on page 336.
(4)
Refer to Non-GAAP disclosure note 11 on page 337.
(5)
Refer to Non-GAAP disclosure note 16 on page 338.
(6)
Refer to Non-GAAP disclosure note 12 on page 337.
(7)
Refer to Non-GAAP disclosure note 13 on page 337.

Annual Report 2008

Five-year
summaries cont.
SUMMARISED GROUP FINANCIAL RESULTS (CONTINUED)
For the year ended 31 December
US
Dollar
million
2008             2007         2006          2005          2004
Cash flow statement
Cash flows from operating activities
Cash generated from operations
632
983          1,132
619             498
Cash utilised by discontinued operations
(1)
(2)
(1)
(31)
(2)
Dividends received from equity accounted investments
78
65
85
51
–
Taxation paid
(125)
(180)
(110)
(22)
(28)
Cash utilised for hedge book settlements
(1,113)
–
–
–
–
Net cash (outflow) inflow from operating activities
(529)
866           1,106           617
468
Cash flows from investing activities
Capital expenditure
(1,194)
(1,015)
(811)
(711)
(574)
Net proceeds from disposal and acquisition of mines and subsidiaries
10
1                9                  4
(171)
Net proceeds from disposal and acquisition of investments, associate loans, and acquisition and disposal of tangible assets
82
(13)
46             (16)
(20)
Dividend received from other investments
–
2                –                –                 –
Interest received
67
35               24              18              36
Net loans repaid (advanced)
–
–                 5             (1)
88
(Increase) decrease in cash restricted for use
(6)
(25)
(3)
17               (6)
Utilised in hedge restructure
–
–                 –
(69)
(123)
Other investing activities
–
–                  1              (2)
–
Net cash outflow from investing activities
(1,041)
(1,015)
(729)
(760)
(770)
Cash flows from financing activities
Net proceeds from share issues
1,668
34
507                9                 3
Net borrowings proceeds (repaid)
239
323
(394)
305             299
Finance costs paid
(93)
(72)
(82)
(73)
(72)
Dividends paid
(58)
(144)
(132)
(169)
(177)
Proceeds from hedge restructure
–
–                 –                 –
40
Net cash inflow (outflow) from financing activities
1,756
141           (101)
72             93
Net increase (decrease) in cash and cash equivalents
186
(8)
276              (71)
(209)
Translation
(88)
14              (2)
(8)
12
Cash and cash equivalents at beginning of year
477
471             197
276           473
Cash and cash equivalents at end of year
575
477
471               197
276
Other financial data
Free cash flow
(2)
(1,069)
336
633               160          205
Cash generated to cash invested
(3)
times
0.6
0.7             1.6                0.8           0.6
(1)
The comparatives have been restated to reflect the equity accounting of investments.
(2)
Refer to Non-GAAP disclosure note 14 on page 338.
(3)
Refer to Non-GAAP disclosure note 15 on page 338.

Annual Report 2008

SUMMARISED GROUP OPERATING RESULTS
For the year ended 31 December
2008
2007        2006         2005            2004
Operating results
Underground operations
Metric tonnes milled
000
12,335
13,112     13,489      13,806         13,554
Yield
g/t
6.89
6.99         7.20          7.31             7.50
Gold produced
000 oz
2,734
2,948        3,123       3,243           3,270
Surface and dump reclamation
Metric tonnes treated
000
11,870
  12,429
12,414      8,061           7,102
Yield
g/t
0.42
0.49           0.50        0.52             0.60
Gold produced
000 oz
161
197            201         136              138
Open-pit operations
Metric tonnes mined
000
175,999
172,487     173,178  168,904       135,171
Stripping ratio
(1)
5.24
4.48           4.82        5.02             6.34
Metric tonnes treated
000
25,388
25,312       26,739     25,541        18,236
Yield
g/t
2.12
2.34           2.14         2.74            3.21
Gold produced
000 oz
1,734
1,904         1,843       2,246          1,883
Heap-leach operations
Metric tonnes mined
000
54,754
59,720       63,519      61,091       71,837
Metric tonnes placed
(2)
000
23,462
22,341       23,329      22,227       22,120
Stripping ratio
(1)
1.43
1.77           1.83          1.97           2.08
Recoverable gold placed
(3)
kg
14,496
16,242       18,162      18,500       18,670
Yield
(4)
g/t
0.62
0.73           0.78          0.83           0.84
Gold produced
000 oz
353
428            468           541            538
Total gold produced
000 oz
4,982
5,477         5,635        6,166         5,829
– South Africa
2,099
2,328         2,554        2,676         2,857
– Argentina
154
204            215           211            211
– Australia
433
600            465           455            410
– Brazil
407
408            339           346            334
– Ghana
557
527            592           680            485
– Guinea
333
280            256           246              83
– Mali
409
441            537           528            475
– Namibia
68
80             86              81              66
– Tanzania
264
327           308            613            570
– USA
258
282           283             330           329
– Zimbabwe
–
–               –                –                9
Average price received
(5)
$/oz sold
485
629            577            439           394
Total cash costs
(6)
$/oz produced
444
357            308            281           264
Total production costs
(6)
$/oz produced
567
476            414            374           332
Capital expenditure
(7)
$m
1,201
1,059            817            722           585
Monthly average number of employees
62,895
61,522        61,453      63,993      65,400
LTIFR
7.32
8.24            7.70          6.77          6.56
FIFR
0.09
0.21            0.22          0.14          0.19
Definitions
(1)
Stripping ratio = (total tonnes mined – ore tonnes mined)/ore tonnes mined.
(2)
Tonnes placed onto leach pad.
(3)
Recoverable gold placed onto leach pad inventory.
(4)
Recoverable gold placed/tonnes placed.
Comments
(5)
Average gold price received negatively impacted by the reduction of the hedge book in 2008.
(6)
Cost increases have been driven primarily by input cost inflation.
(7)
Capital expenditure has increased year-on-year in accordance with AngloGold Ashanti's growth strategy.

Annual Report 2008

Attributable tonnes
Average
Attributable
treated/milled
grade recovered
gold production
(Mt)
(g/t)
(000 oz)
Operation
2008
2007
2006
2008
2007
2006
2008
2007
2006
South Africa
2,099
2,328
2,554
Vaal River
Great Noligwa 1.4 2.0 2.4 7.33 7.54 8.08 330 483 615
Kopanang 1.6 1.8 2.0 6.82 7.24 7.01 362 418 446
Moab Khotsong 0.6 0.3 0.2 9.31 7.94 6.35 192 67 44
Tau Lekoa 1.2 1.4 1.5 3.58 3.62 3.76 143 165 176
Surface operations 7.9 8.0 7.2 0.36 0.49 0.49 92 125 113
West Wits
Mponeng 1.9 1.9 1.9 10.02 9.50 9.93 600 587 596
Savuka 0.3 0.3 0.4 6.28 6.69 7.68 66 73 89
TauTona
(1)
1.6 1.8 2.0 8.66 9.67 10.18 314 409 474
Argentina
154
204
215
Cerro Vanguardia (92.5%) 0.9 0.9 0.9 5.44 6.88 7.29 154 204 215
Australia
433
600
465
Sunrise Dam
(2)
3.8 3.8 4.0 3.46 4.86 3.39 433 600 465
Brazil
407
408
339
Brasil Mineração
(1)
1.4 1.4 1.1 7.62 7.48 7.60 320 317 242
Serra Grande (50%)
(1)
0.4 0.4 0.4 7.58 7.21 7.51 87 91 97
Ghana
557
527
592
Bibiani
(3)
– – 2.1 – – 0.55 – – 37
Iduapriem
(4)
3.5 2.8 3.0 1.76 1.85 1.74 200 167 167
Obuasi
(1)
5.6 6.0 6.2 4.37 4.43 4.39 357 360 387
Guinea
333
280
256
Siguiri (85%)
(2)
8.6 8.3 7.0 1.20 1.05 1.08 333 280 256
Mali
409
441
537
Morila (40%) 1.7 1.7 1.7 3.08 3.36 3.88 170 180 207
Sadiola (38%) 1.6 1.6 1.8 3.42 2.76 3.22 172 140 190
Yatela (40%)
(5)
1.1 1.2 1.3 2.66 3.46 4.12 66 120 141
Namibia
68
80
86
Navachab 1.5 1.6 1.5 1.43 1.56 1.81 68 80 86
Tanzania
264
327
308
Geita 4.3 5.1 5.7 1.92 2.01 1.68 264 327 308
USA
258
282
283
Cripple Creek & Victor
(5)
22.1 20.9 21.8 0.49 0.53 0.54 258 282 283
AngloGold Ashanti
4,982
5,477
5,635
(1)
The yield of TauTona, Brasil Mineração, Serra Grande and Obuasi represents underground operations.
(2)
The yield of Sunrise Dam and Siguiri represents open-pit operations.
(3)
Bibiani was sold effective 1 December 2006.
(4)
Prior to 1 September 2007, AngloGold Ashanti’s shareholding in Iduapriem was 85%.
(5)
The yield of Yatela and Cripple Creek & Victor reflects recoverable gold placed/tonnes placed from heap leach operations.
Operations
at a glance For the year ended 31 December

Annual Report 2008

Attributable adjusted gross
Total cash costs
(1)
profit (loss)
(1)
Page
($/oz)
($m)
number
Operation
2008
2007       2006             2008
2007            2006
South Africa
362
343         285               (55)
403              549
Vaal River
Great Noligwa
458
403         261               (55)
61              156            46
Kopanang 348
307         291               (22)
99              109            48
Moab Khotsong 379
668         655               (20)
(40) (22) 52
Tau Lekoa 533
474         440               (30)
1               (4)
50
Surface operations 440
305         281
4
37                31
West Wits
Mponeng
249
264         237                 87
165              156            40
Savuka 411
403         336                (2)
11                21            42
TauTona 374
317         269              (17)
67              101            44
Argentina
615
264         228              (34)
48               37
Cerro Vanguardia (92.5%) 608
261         225              (30)
45               35             54
Minorities and exploration –
–             –                (4)
3                 2
Australia
552
313         306              (61)
137             137
Sunrise Dam 531
306         298              (61)
137             137             56
Brazil
321
260         216                 53
141             138
Brasil Mineração 300
233         195                 12
88               86             60
Serra Grande (50%) 294
263         198
9
27               26             62
Minorities and exploration –
–             –
32
26               26
Ghana
594
432          390            (145)
3            (26)
Bibiani
(2)
–
–          437
–
–                5
Iduapriem
(3)
525
373          368              (21)
23                 7
66
Obuasi 633
459          395            (126)
(24) (42) 64
Minorities and exploration –
–              –                  2
4                 4
Guinea
466
464           399               27
14                 4
Siguiri (85%) 466
464           399
7
9                 –
68
Minorities and exploration –
–              –
20
5                 4
Mali
430
350           250              (34)
92             146
Morila (40%)
(4)
419
350           275               (4)
38               52             74
Sadiola (38%)
(4)
399
414           270             (23)
24               49             70
Yatela (40%)
(4)
572
322           228               (7)
30               44             72
Namibia
534
419           265               (2)
13               22
Navachab 534
419           265               (2)
13               22             76
Tanzania
728
452           497           (181)
6               (2)
Geita 728
452           497           (181)
6               (2)
78
USA
334
282           260                16
74                23
Cripple Creek & Victor 309
269           248                16
74                23            80
Other
(5)
–
–               –                  4
4                30
Sub-total 444
357           308           (412)
935           1,058
Less equity accounted JVs
(4) (5) (6)
–
–               –
28 (100) (174)
AngloGold Ashanti
444
357           308           (384)
835              884
(1)
Refer to Non-GAAP disclosure.
(2)
Bibiani was sold effective 1 December 2006.
(3)
Prior to 1 September 2007, AngloGold Ashanti’s shareholding in Iduapriem was 85%.
(4)
Equity accounted investments.
(5)
Includes Nufcor International Limited (NIL), Oro Group (Pty) Limited and Trans-Siberian Gold plc which are equity accounted.
Anglogold Ashanti sold its 50% interest in NIL effective 1 July 2008.
(6)
The comparatives have been restated to reflect equity accounting of investments.

CC&V
258
66
Yatela
Sadiola
172
170
Morila
333
Siguiri
200
357
Iduapriem
Obuasi
Navachab
68
87
Serra Grande
320
Cerro
Vanguardia
154
314
Savuka
66
TauTona
600
Mponeng
362
Kopanang
Moab Khotsong
192
143
Tau Lekoa
Great Noligwa
330
264
Geita
433
Sunrise Dam
Attributable gold production by operation: 2008 (000 oz)
Brasil
Mineração
N
Surface operations
92
’000 Ounces
4,982
Total group production
Review of operations
Annual Report 2008

AngloGold Ashanti is a global leader within the gold mining business with
21 operations on four continents and a focused, worldwide exploration programme. In the process of mining for gold, by-products of silver, uranium oxide and sulphuric acid are produced.
Production: contribution by
country – 2008 (%)
South Africa
Ghana
Australia
Brazil
Mali
42%
1%
5%
6%
7%
11%
9%
8%
8%
Guinea
Tanzania
United States
Argentina
Namibia
3%
Production: by type of mining
operation – 2008 (%)
Underground operations
Open-pit operations
Heap-leach operations
Surface and dump
55%
3%
7%
35%

Safety
For AngloGold Ashanti, people come first and consequently the company places the highest priority on safe and healthy practices and systems of work. AngloGold Ashanti will continue to strive to improve its safety performance across its global asset base. The ‘Safety is our first value’ campaign initiated in November 2007 resulted in significant improvements to safety statistics throughout 2008.
In terms of lost-time injuries, the lost-time injury frequency rate (LTIFR) per million hours worked for the year was
7.32 as compared to 8.24 in 2007, an improvement of 11%. Regrettably in 2008, 14 AngloGold Ashanti
employees lost their lives (2007: 34 fatalities) which translates into a fatal injury frequency rate (FIFR) for the group of 0.09 per million hours worked for the year (2007: 0.21 per million hours worked).
Operational review
In 2008, gold production totalled 4.98 million ounces compared to 5.5 million ounces in 2007. This decline in production was as a result of lower grades, safety related stoppages and the interruption to the power supply in South Africa and reduced production, as anticipated, at Sunrise Dam in Australia, at Cerro Vanguardia in
Argentina as a result of a decline in feed grades associated with agitator problems in the leach tanks, and at
Geita as a result of critical plant maintenance. Total group cash cost per ounce for the year was $444 compared to $357 in 2007.
Capital expenditure amounted to $1,201 million (2007: $1,059 million) of which 24% was stay-in-business expenditure and 22% expenditure on ore reserve development, principally at the South African operations.
The remaining 54% was expenditure on new project development.
Total project capital was just over $650 million, of which almost $420 million was at Boddington. The other main areas of project spend were the Mponeng VCR project ($45 million), Iduapriem $43 million (mainly the plant expansion), AngloGold Ashanti Brasil Mineração ($24 million), TauTona $21 million (mainly the below 120 level project) and Serra Grande $20 million (the main project being the plant expansion).
Outlook
Gold production for 2009 is forecast to be between 4.9 million and 5.0 million ounces at a total cash cost in a range between $435/oz and $450/oz. This is based on the following exchange rate assumptions: R9.75/ $,
A$/$0.68, Brazilian real 2.25/$ and Argentinian peso 3.65/$.
Capital expenditure of around $840 million is scheduled, of which South Africa accounts for 36%, Ghana and
Brazil each 18%, and the USA 9%.
Annual Report 2008

Sally Botha
Human Resources Officer,
Southern African Division Services
“One of my responsibilities – and my passions! – is voluntary counselling and testing (VCT) for HIV & AIDS. The success
we’ve experienced with this programme, and the spirit of
team work is echoed by our company values.”

Annual Report 2008

West Wits operations
Savuka
TauTona
Mponeng
Vaal River operations
Great Noligwa
Kopanang
Tau Lekoa
Klerksdorp
Carletonville
Pretoria
Johannesburg
Durban
Port Elizabeth
East London
Bloemfontein
Cape Town
SOUTH AFRICA
0
400km
Operations
N
Surface
Moab Khotsong
South Africa
2008
2007
2006
Gold production
(000oz)
2,099
2,328
2,554
Total cash costs
($/oz)
362
343
285
Capital expenditure
($ million)
337
361
313
Total number of employees*
37,127
36,976
35,968
* includes contractors
AngloGold Ashanti's seven mining operations in South Africa are grouped into the West
Wits and Vaal River regions. These deep-level operations produced 2.1 million ounces in 2008, equivalent to 42% of group production.
Safety
At the South African operations the incidence of white flag days, that is a day on which no injuries occur, improved from two white flag days in 2007 to 40 white flag days for 2008. There were most regrettably
11 fatalities during 2008, 16 fewer than in 2007, which represents a 59% improvement. This resulted in a FIFR of 0.12 per million hours worked for the year, as opposed to 0.29 in 2007, which is equivalent to the Gold
Mining Industry 2013 FIFR benchmark.
The LTIFR for the South African operations as a whole was 11.24 per million hours worked (2007: 12.72), indicating a significant improvement in safety performance. Other significant achievements included the first ever fatality free quarter (second quarter 2008), the longest fatality free period in history (110 days), the first time ever that four operations achieved 1 000 000 fatality free shifts within one calendar year and a period of eight consecutive fatality free months for the Vaal River operations.
The safety of AngloGold Ashanti's workforce is a priority and the roll-out of the 'Safety is our first value'
continued at the South African operations. A framework on the management of safety, based on OSHAS
18001:2007 was developed. Safety campaigns at these operations are run in collaboration with the trade unions and government representatives. Simultaneously, various safety interventions were implemented to re-
emphasise the company's principles and standards regarding safety. The focus is on leadership, behaviour and on improving compliance with operating standards at all levels. Key to this is ensuring that employees are competent to both perform their duties and responsibilities safely and to identify and manage hazards encountered in the workplace
Operating review
Gold production from the South African operations totalled 65,283 kilograms (2,099,000 ounces) in 2008, down 10% on the 72,429 kilograms (2,328,000 ounces) produced in 2007. The cause of this decline was
Review of operations
South Africa

Annual Report 2008

mainly as a result of the Eskom power outages early in the year and several safety-related stoppages during the course of the year.
Total cash costs at the South African operations rose by 23% to R95,144/kg ($362/oz) from R77,372/kg
($343/oz) in 2007, driven largely by annual wage increases, higher power tariffs and input cost inflation.
Total uranium production for the year was 4% higher than the prior year at 1.3 million pounds, despite the power-related production stoppages earlier in 2008. The settlement of some uranium contracts during the year resulted in greater exposure to spot uranium prices, thus reducing the loss incurred as compared with 2007.
Capital expenditure at the South African operations totalled R2,779 million ($337 million) (2007: R2,535 million;
$361 million), 57% of total expenditure was for ore reserve development and the remainder mostly on projects such as Zaaiplaats, Mponeng VCR and TauTona below 120.
0
100
200
300
400
500
600
700
Total cash costs ($/oz)
South Africa
08
07
06
362
285
Total cash costs
Group average
343
Capital expenditure
South Africa
Group
71%
29%
Contribution to attributable
group production in 2008 (%)
South Africa
Rest of the world
58%
42%
0
500
1000
1500
2000
2500
3000
Gold production (000oz)
South Africa
08
07
06
2,099
2,328
2,554
Susan Winkler
Geologist
Corporate Office, Johannesburg
“Without an undeterred focus on mining safety, the
future of our company and the existence of gold
mining are threatened.
It’s essential that we treat each other with dignity
and respect, and appreciate the value of diversity
in our company.”

Annual Report 2008

WEST WITS
The Mponeng, Savuka and TauTona mines are situated on the West Wits Line, near the town of Carletonville, straddling the border of Gauteng and North West Province. Mponeng has its own gold processing plant while the Savuka and TauTona operations share a plant.
Together, the West Wits operations collectively produced 30,498 kilograms (980,000 ounces) of gold, equivalent to 20% of group production.
MPONENG
Description
Mponeng is situated close to the town of Carletonville in North West Province, south-west of Johannesburg, straddling the border with the province of Gauteng, and currently mines the Ventersdorp Contact Reef (VCR)
with stoping taking place at an average depth of 3,054 metres. The deepest operating stope is at a depth of
3,370 metres below surface. Given the high degree of variability in the grade of the VCR at Mponeng, a sequential grid mining method is used which allows for selective mining and increased flexibility in dealing with changes in grade ahead of the stope.
Mponeng comprises a twin-shaft system housing two vertical shafts and two service shafts. Ore mined is treated and smelted at Mponeng's gold plant. The ore is initially ground down by means of semi-autogenous milling after which a conventional gold leach process incorporating liquid oxygen injection is applied. The gold is then extracted by means of carbon-in-pulp technology. The Mponeng gold plant conducts electro-winning and smelting (induction furnaces) on products from Savuka and TauTona as well.
Safety
The mine was awarded OHSAS 18001:2007 certification during the year and achieved its second one million fatality-free shifts award on 18 June 2008. Safety at Mponeng improved during the year, with the LTIFR decreasing from 13.08 per million hours worked in 2007 to 11.44 in 2008. There were two fatalities during the year (2007: six) resulting in a decrease in FIFR to 0.14 per million hours worked (2007: 0.42).
Review of operations
South Africa cont.
Mponeng
2008       2007      2006
Pay limit
(oz/t)
0.22
0.23        0.23
(g/t)
7.61
7.83        7.74
Recovered grade
(oz/t)
0.292
0.277      0.290
(g/t)
10.02
9.50        9.93
Gold production
(000oz)
600
587         596
Total cash costs
($/oz)
249
264         237
Total production costs
($/oz)
323
348         338
Capital expenditure
($m)
86
86           48
Total number of employees
5,685
5,561      5,284
Employees
5,482
5,126      4,760
Contractors
203
435         524

0
100
200
300
400
500
600
700
Total cash costs ($/oz)
Mponeng
08 07 06
249
237
Total cash costs
Group average
264
Capital expenditure
Mponeng
Group
93%
7%
Contribution to attributable
group production in 2008 (%)
Mponeng
Other SA operations
Rest of the world
58%
12%
30%
0
100
200
300
400
500
600
700
Gold production (000oz)
Mponeng
08 07 06
600
587
596
Annual Report 2008

Operating review
Production rose 2% to 18,672 kilograms (600,000 ounces) in 2008 and the area mined increased marginally, largely owing to an increase in face length. Various cost savings initiatives, resulted in costs contained to inflation. Total cash costs were 10% higher at R65,365/kg ($249/oz) as a result of inflationary pressures on major input costs of power, labour, support and stores.
Capital expenditure (including the amounts spent on the below 120 VCR project) for the year totalled
R707 million ($86 million) (2007: R604 million; $86 million).
Growth prospects
There are currently two growth projects under way at Mponeng.
VCR below 120 project: The project scope is to develop four declines from 120 level to the 126/127 levels to access the Ventersdorp Contact Reef. It includes the installation of the supporting infrastructure (refrigeration, backfill, equipping of the decline, etc) required to service a planned 10,000m
2
/month production plan.
Development is ahead of schedule and in line with budget, and in January 2009, became the deepest mine in the world. The project is anticipated to recover 2.7 million ounces of gold at a cost of R2.03 billion ($0.2 billion).
Construction began in 2007 with on reef development and the start of production scheduled for 2013 and full production due in 2015
CLR below 120 project: Feasibility work on this project which involves accessing the Carbon Leader Reef, about
900m below the VCR, is in progress. Initial estimates are that it has the potential to produce 10.6 million ounces at a cost of R12.7 billion ($1.5 billion). The project is to be presented to the board for formal approval in July 2009 and, if approved, development will begin in August 2009 with production scheduled to start in 2022.
Outlook
Production at Mponeng is forecast to decline to approximately 17,000 kilograms (530,000 ounces) at a total cash cost ranging from $260/oz to $280/oz. Capital expenditure is scheduled to be R820 million ($84 million)
with R140 million ($52 million) to be expended on the projects and the balance on ore reserve development and drilling.

Annual Report 2008

SAVUKA
Description
Savuka is situated on the West Wits line in the province of Gauteng, approximately 70 kilometres south-west of Johannesburg. Savuka is close to the town of Carletonville in North West Province. Savuka currently mines both the CLR and the VCR.
This mining operation comprises sub- and tertiary-shaft systems with the latter reaching a depth of
3,777 metres.
Ore mined at Savuka is processed firstly at the Savuka plant. The plant uses conventional milling to crush the ore and a carbon-in-pulp circuit to treat the ore further, after which it is sent to the Mponeng gold plant where the gold is extracted by means of electro-winning and smelting.
Safety
Savuka achieved OHSAS 18001:2007 certification during the year. There was an improvement in safety during the year with an overall LTIFR for the year of 15.20 per million hours worked compared to 25.99 in 2007.
Regrettably there was one fatality at the operation in 2008.
Operating review
Production was down to 2,057 kilograms (66,000 ounces) in 2008, more than had been planned. Volumes mined were 11% down on 2007 with tonnes milled down 4%. The effects on production of safety and power-
related stoppages countered the positive effect of improved drilling, blasting and mining mix towards year-end.
Increases in total cash costs which rose by 17% to R106,748/kg ($411/oz) were mainly due to increases in major input costs of labour, power and consumables.
Review of operations
South Africa cont.
Savuka
2008       2007      2006
Pay limit
(oz/t)
0.43
0.40        0.31
(g/t)
14.91
13.72      10.75
Recovered grade
(oz/t)
0.183
0.195      0.224
(g/t)
6.28
6.69        7.68
Gold production
(000oz)
66
73           89
Total cash costs
($/oz)
411
403         336
Total production costs
($/oz)
518
476         359
Capital expenditure
($m)
11
9             2
Total number of employees
1,224
1,143      1,040
Employees
1,179
1,063         975
Contractors

80           65

0
100
200
300
400
500
600
700
Total cash costs ($/oz)
Savuka
08
07
06
336
Total cash costs
Group average
403
411
Capital expenditure
Savuka
Group
99%
1%
Contribution to attributable
group production in 2008 (%)
Savuka
Other SA operations
Rest of the world
58%
1%
41%
0
10
20
30
40
50
60
70
80
90
100
Gold production (000oz)
Savuka
08
07
06
66
73
89
Annual Report 2008

Growth prospects
Exploration and drilling programmes are being undertaken to determine the extent and accessibility of the extensive resource to the west of current mining activities and to identify potential mining prospects. The restructuring programme instituted at Savuka over the last two years has made the mine more cost effective, thereby increasing its life of mine.
Outlook
Production at Savuka is forecast to be approximately 2,090 kilograms (65,000 ounces) at a total cash cost ranging from $440/oz to $460/oz in 2009. Capital expenditure of R104 million ($11 million) is planned to be spent mostly on Ore Reserve development.
Carina Smith-Morgan
Communications Officer,
Mponeng and Savuka mines, Mine Services, South Africa
“I ‘live’ two of our values every day: one, “We treat each other with dignity and respect” through my communications
interactions and two, “The communities and societies in which we operate will be better off for AngloGold Ashanti having
been there” when I’m wearing my responsibility cap for the
Local Area Committee duties.”

Annual Report 2008

TAUTONA
Description
TauTona lies on the West Wits Line, just south of Carletonville in North West Province and about 70 kilometres south-west of Johannesburg. Mining at TauTona takes place at depths ranging from 2,000 metres to 3,640 metres. The mine has a three-shaft system and is in the process of converting from longwall mining to scattered grid mining.
The mine consists of a main shaft system supported by secondary and tertiary shafts. TauTona shares a processing plant with Savuka. The plant uses conventional milling to crush the ore and a carbon-in-pulp plant to treat the ore further. Once the carbon has been added to the ore, it is transported to the gold plant at Mponeng for electro-winning, smelting and the final recovery of the gold.
Safety
Safety improved overall and the LTIFR for the year was 13.46 per million hours worked (2007: 18.14) and there were four fatalities (2007: five), the major causes of which were seismicity-related rockfalls.
Operating review
Gold production declined by 23% to 9,769 kilograms (314,000 ounces) (2007: 12,714 kilograms;
409,000 ounces). There was a greater-than-scheduled decline in the volume of ore mined, a result of continued seismic activity in the vicinity of the CLR shaft pillar, which is being mined, and at several high-grade production panels, where production was temporarily halted during the course of the year. This seismic activity affected both face length and face advance. The increased geological risk from this seismic activity necessitated re-planning regarding mine layout and mining methods. The power crisis at the beginning of the year also had negative consequences for production.

The decline in production, together with increased input and labour costs, the escalating cost of power and work stoppages contributed to a 36% increase in total cash costs to R97,483/kg ($374/oz).

Capital expenditure of R491 million ($60 million) was 2% less than the previous year, and was spent mainly on Ore Reserve development and the below 120 project.
Review of operations
South Africa cont.
TauTona
2008       2007      2006
Pay limit
(oz/t)
0.44
0.40        0.53
(g/t)
15.05
16.11      18.25
Recovered grade
(oz/t)
0.253
0.282      0.297
(g/t)
8.66
9.67      10.18
Gold production
(000oz)
314
409         474
Total cash costs
($/oz)
374
317         269
Total production costs
($/oz)
509
464         384
Capital expenditure
($m)
60
71           70
Total number of employees
4,623
4,992      5,166
Employees
3,849
4,160      4,164
Contractors
774
832      1,002

0
100
200
300
400
500
600
700
Total cash costs ($/oz)
TauTona
08 07 06
269
Total cash costs
Group average
317
374
Capital expenditure
TauTona
Group
95%
5%
Contribution to attributable
group production in 2008 (%)
TauTona
Other SA operations
Rest of the world
58%
6%
36%
0
50
100
150
200
250
300
350
400
450
500
Gold production (000oz)
TauTona
08 07 06
314
409
474
Annual Report 2008

Growth prospects
The three growth projects at TauTona are:
•
CLR below 120 level project is accessed via a twin-decline system down to 128 level. Production was scheduled to begin in 2009. Current estimations are that the project will produce 2.5 million ounces of gold.
The project scope has been revised and limited to the development of a rock decline to 123 level. A study will be done to investigate whether the project should be resumed after a year’s delay, and whether it should be operated with an owner mine team or together with a contractor. The project has total budgeted capital expenditure of R1.2 billion ($146 million) of which R620 million ($76 million) has been spent to date.
•
CLR shaft pillar extraction project enables stoping operations to be conducted up to a recently revised infrastructural zone of influence. Production from this project, which began in 2004 and will continue until
2009, is estimated to total more than 415,000 ounces at an average cash cost of $102/oz (nominal terms)
during this period. Capital expenditure for this project is R281 million ($34 million) at current exchange rates, most of which has been committed.
•
VCR pillar project, which accesses the VCR pillar area located outside the zone of influence, began production in 2005. Development is scheduled to be completed in 2010. Total production is estimated at almost 218,000 ounces at a capital cost of R123 million ($15 million), of which R118 million ($14 million) has been spent to date.
Outlook
Production in 2009 is projected to decrease by 5% to 9,296 kilograms (295,000 ounces) at a total cash cost of between $330/oz and $350/oz. Capital expenditure of R433 million ($44 million) is planned.
South Africa, TauTona

Annual Report 2008

VAAL RIVER
The Great Noligwa, Kopanang, Moab Khotsong and Tau Lekoa mines are situated near the towns of Klerksdorp and Orkney on the border of North West Province and the Free State. The AngloGold Ashanti Vaal River operations have among them four gold plants, one uranium plant and one sulphuric acid plant. Combined, the Vaal River operations (including surface operations) produced 34,785 kilograms (1,119,000 ounces) of gold, equivalent to 22% of group production.
GREAT NOLIGWA
Description
Great Noligwa adjoins Kopanang and Moab Khotsong and is located close to the town of Orkney on the Free State side of the Vaal River. The Vaal Reef, the primary reef, and the Crystalkop Reef, a secondary reef, are mined here. This mining operation consists of a twin-shaft system and operates over eight main levels at an average depth of 2,400 metres. As from the end of June 2008, the SV4 section was transferred from Great Noligwa to Moab Khotsong.

Owing to the geological complexity of the orebody, a scattered mining method is employed. Great Noligwa has its own dedicated milling and treatment plant which applies conventional crushing, screening semi-autogenousgrinding and carbon-in-leach processes to treat the ore and extract the gold.
Safety
Great Noligwa achieved OHSAS 18001:2007 certification during the year and received its tenth one million fatality-free shifts award on 25 September 2008. Safety as measured by the LTIFR deteriorated slightly. The
LTIFR for the year was 14.66 per million hours worked (2007: 14.46). There was regrettably one fatality in 2008,
Operating review
Production declined by 32% to 10,268 kilograms (330,000 ounces) in 2008. Tonnes mined decreased by 34%.
The fall in production was largely attributable to the transfer of the high-grade SV4 section to Moab Khotsong from where it can be more easily accessed. Power savings initiatives during the first quarter of the year and safety stoppages further contributed to the decline in production.
Review of operations
South Africa cont.
Great Noligwa
2008
2007
2006
Pay limit
(oz/t)
0.29
0.34       0.28
(g/t)
10.07
11.69       9.57
Recovered grade
(oz/t)
0.214
0.220     0.236
(g/t)
7.33
7.54       8.08
Gold production
(000oz)
330
483        615
Total cash costs
($/oz)
458
403        261
Total production costs
($/oz)
557
507        342
Capital expenditure
($m)
26
37         49
Total number of employees
5,743
6,634    6,579
Employees
5,472
5,908    5,883
Contractors
271
726       696
as compared to 0.11 in 2007.
caused by a mud-rush (2007: two), which is a 50% improvement year-on-year. This gives a FIFR of 0.07

0
100
200
300
400
500
600
700
Total cash costs ($/oz)
Great Noligwa
08 07 06
261
Total cash costs
Group average
403
458
Capital expenditure
Great Noligwa
Group
98%
2%
Contribution to attributable
group production in 2008 (%)
Great Noligwa
Other SA operations
Rest of the world
58%
7%
35%
0
100
200
300
400
500
600
700
Gold production (000oz)
Great Noligwa
08 07 06
330
483
615
Annual Report 2008

The overall unit cash cost for the year rose by 31% to R119,140/kg ($458/oz). This increase in costs was the result of lower production volumes and inflationary pressures on the major input costs of power, labour, support and stores. This was offset by an increase in uranium by-product credits as a result of improved production and the cancellation of loss-making uranium contracts.
Capital expenditure totalled R213 million ($26 million) and was spent on ore reserve development and stay-in-
business capital.
Growth prospects
As the operation ages, Great Noligwa is in the process of converting from conventional scattered mining to pillar or remnant mining for the remainder of its operational life. Up until now the Vaal Reef has been the most economically viable reef to mine, but as this reef is being mined out, the less economical Crystalkop Reef is being exploited increasingly as are the economically viable support pillars containing the Vaal Reef within the mine’s boundaries.
Outlook
Production in 2009 is scheduled to decline by around 30% to around 7,000 kilograms (220,000 ounces) at a total cash cost of between $460/oz and $480/oz. Capital expenditure of R198 million ($20 million) is planned to be spent mainly on further ore reserve development.
Mali, Yatela

Annual Report 2008

KOPANANG
Description
Kopanang adjoins Great Noligwa and is located close to the town of Orkney on the Free State side of the Vaal
River. The major reef mined at Kopanang is the Vaal Reef, while a secondary reef, the Crystalkop Reef, is mined on a smaller scale. Mining operations are conducted at depths ranging from 1,350 metres to 2,240 metres.
The Kopanang operation comprises a single shaft system. Given the geologically complex orebody occurring at Kopanang, a scattered mining method is used with the orebody being accessed mainly via footwall tunnelling, raised on the dip of the reef and stoped on strike. Kopanang has a gold processing plant that uses both conventional semi-autogenous grinding and carbon-in-pulp technology. There are two streams of ore into the plant, one of which is fed mainly by Vaal Reef ore while the other is fed exclusively by Ventersdorp Contact
Reef ore from Tau Lekoa.
Safety
The mine retained its OHSAS 18001:2007 certification during the year. There was an improvement in safety performance during 2008 with a reported LTIFR for the year of 12.86 per million hours worked (2007: 13.10)
and FIFR of 0.14 (2007: 0.22). There were two fatalities, one caused by a tramming accident and the other a fall of ground. Kopanang also received its eighth one million fatality-free shifts award on 11 November 2008.
Seven one million fatality-free shifts have been achieved in the past eight years.
Operating review
Gold production decreased to 11,244 kilograms (362,000 ounces), 14% less than the previous year. Lower volumes mined (11% down) coupled with a 6% fall in grade to 6.8 g/t were the major contributions to the production decline. Power outages during the first quarter coupled with related work stoppages contributed to the decline in volumes mined.
Unit total cash cost increased by 32% to R91,516/kg ($348/oz) as a result of the reduced production and increases in the prices of major input costs at rates higher than the CPI.
Review of operations
South Africa cont.
Kopanang
2008       2007      2006
Pay limit
(oz/t)
0.32
0.36       0.32
(g/t)
11.07
12.18     10.92
Recovered grade
(oz/t)
0.199
0.211     0.204
(g/t)
6.82
7.24       7.01
Gold production
(000oz)
362
418        446
Total cash costs
($/oz)
348
307        291
Total production costs
($/oz)
492
393        355
Capital expenditure
($m)
47
52          41
Total number of employees
6,031
5,935    5,815
Employees
5,620
5,470     5,360
Contractors
411
465        455

0
100
200
300
400
500
600
700
Total cash costs ($/oz)
Kopanang
08 07 06
Total cash costs
Group average
307
348
291
Capital expenditure
Kopanang
Group
96%
4%
Contribution to attributable
group production in 2008 (%)
Kopanang
Other SA operations
Rest of the world
58%
7%
35%
0
100
200
300
400
500
Gold production (000oz)
Kopanang
08 07 06
362
418
446
Annual Report 2008

Growth prospects
A new waste washing plant is planned for 2009. The plant will upgrade the quality of the fines to be added to the Kopanang stream as well as that of the tonnes to be sent to the plant at Great Noligwa for uranium extraction.
The orebody to the west of Kopanang’s current mining area is being drilled which, if it proves viable, will extend the life of mine.
Outlook
The overall yield of ore mined is expected to decline in 2009 as the mining of lower grade panels located further from the shaft come into production. The production profile should increase, provided fewer stoppages are experienced, and additional development is planned to overcome problems regarding face length in order to create flexibility.
Gold production is forecast to be around 12,441 kilograms (400,000 ounces) in 2009 with total cash costs estimated to be in the region of between $275/oz and $295/oz. Capital expenditure is planned to increase to
R514 million ($53 million), to be spent primarily on the uranium expansion programme, metallurgical improvements and an increase in ore reserve development to improve mining flexibility.
Moab Khotsong, South Africa

Annual Report 2008

TAU LEKOA
Description
Tau Lekoa is one of four mining operations in the Vaal River area. It is close to the town of Orkney on the North
West Province side of the Vaal River. Unlike the other Vaal River operations, the major reef mined at Tau Lekoa is the Ventersdorp Contact Reef. Mining operations are conducted at depths ranging from 800 metres to
1,743 metres, making this one of the shallower AngloGold Ashanti mines in South Africa.
The Tau Lekoa operation comprises a twin-shaft system. Because of the geologically complex orebody occurring at Tau Lekoa, a scattered mining method is used with the orebody being accessed via footwall tunnelling while stoping takes place on strike. There are currently seven shaft levels with an average of
70 panels in operation. Tau Lekoa employs hydro-electric power as its primary source of energy.
Ore mined by Tau Lekoa is processed and treated in preparation for gold extraction at the Kopanang gold plant.
Safety
The mine achieved OHSAS 18001:2007 certification during the year. Safety as measured by the rate of lost-
time injuries improved to 16.57 per million hours worked compared to 19.07 in 2007. There were no fatalities at Tau Lekoa in 2008.
Operating review
Production declined as planned by 13% to 4,444 kilograms (143,000 ounces) in 2008. This is largely attributable to a 12% decline in volumes mined which were affected by the power outages during the first quarter of 2008 and by safety related stoppages throughout the year.
Total cash costs rose 31% to R140,368/kg ($533/oz) compared with R107,016/kg ($474/oz) the previous year, largely owing to reduced production and inflationary pressures on input costs.
Review of operations
South Africa cont.
Tau
Lekoa
2008       2007      2006
Pay limit
(oz/t)
0.17
0.16       0.14
(g/t)
5.70
5.39       4.85
Recovered grade
(oz/t)
0.104
0.106     0.110
(g/t)
3.58
3.62       3.76
Gold production
(000oz)
143
165        176
Total cash costs
($/oz)
533
474        440
Total production costs
($/oz)
658
622        614
Capital expenditure
($m)
18
16          11
Total number of employees
3,034
2,851     2,893
Employees
2,650
2,506     2,514
Contractors
384
345        379

0
100
200
300
400
500
600
700
Total cash costs ($/oz)
Tau Lekoa
08
07
06
Total cash costs
Group average
474
533
440
Capital expenditure
Tau Lekoa
Group
99%
1%
Contribution to attributable
group production in 2008 (%)
Tau Lekoa
Other SA operations
Rest of the world
58%
3%
39%
0
50
100
150
200
Gold production (000oz)
Tau Lekoa
08
07
06
143
165
176
Annual Report 2008

Capital expenditure for the year totalled R146 million ($18 million) (2007: R113 million; $16 million), of which
$13 million was spent on Ore Reserve development with the balance being spent mainly on the upgrade of the surface refrigeration plant.
Growth prospects
On 17 February 2009, AngloGold Ashanti announced that it had agreed to sell, with effect from 1 January 2010
(or after), the Tau Lekoa mine to Simmer & Jack Mines Limited.
Outlook
Production in 2009 is projected to decrease to around 4,500 kilograms (150,000 ounces) at a total cash cost of between $455/oz and $475/oz. Capital expenditure of R140 million ($14 million) is planned.
Paulus Mazibuko
Senior Electrical Designer
Corporate Office Johannesburg
“I am employed by a company that portrays an excellent
corporate citizenship image and has strong values. Those
factors are essential to me. Values determine the company
culture and the common language for employees. People
need to be aligned in their thinking to show the outside world what the company stands for.”

Annual Report 2008

MOAB KHOTSONG
Description
Moab Khotsong, the newest of AngloGold Ashanti's South African operations, began commercial production in January 2006. Located south and south-east of Great Noligwa and Kopanang in the Free State province, Moab Khotsong was developed to exploit the Vaal Reef. The first phase of this operation included the development of a main shaft system, a subsidiary ventilation shaft and three main production levels to between 2,600 metres and 3,054 metres below surface.

Given the known geological complexity of the Vaal Reef, a scattered mining method has been employed with haulages, cross cuts and raises pre-developed in a grid system.
Safety
Moab Khotsong achieved OHSAS 18001:2007 certification during the year and received a one million fatality-free shifts award on 21 July 2008. Safety performance improved overall at Moab Khotsong which had an LTIFR for the year of 11.98 per million hours worked (2007: 13.48). There was one fatality in 2008 compared with five in 2007.
Operating review
Production continued to ramp-up with 5,965 kilograms (192,000 ounces) being produced in 2008 (2007:
2,081 kilograms; 67,000 ounces). Of this, 2,194 kilograms (71,000 ounces) were produced in the fourth quarter alone. Great Noligwa’s SV4 section was transferred to Moab Khotsong at the end of June 2008, contributing 2,433 kilograms (77,000 ounces) for the six-month period July to December 2008. Moab Khotsong is scheduled to reach full annual production of 13,575 kilograms (436,000 ounces) in 2011. Development of Moab Khotsong was completed by December 2007 at a total cost of R4,193 million ($599 million at an average exchange rate of R7/$).

The values mined and volumes treated increased by 29% and 145% respectively. This was mainly due to the ramp up and transfer of Great Noligwa’s SV4 section to Moab Khotsong.

Total cash cost reduced 32% to R102,216/kg ($379/oz) compared to R150,135/kg ($668/oz) the previous year. Unit costs were positively affected by the higher level of production, which helped to offset higher labour and power costs, and losses on uranium contracts.
Review of operations
South Africa cont.
Moab
Khotsong
2008       2007      2006
Pay limit
(oz/t)
0.69
1.52            –
(g/t)
23.51
52.12            –
Recovered grade
(oz/t)
0.271
0.232     0.185
(g/t)
9.31
7.94       6.35
Gold production
(000oz)
192
67         44*
Total cash costs
($/oz)
379
668
655
Total production costs
($/oz)
632
1,234     1,107
Capital expenditure
($m)
89
89          83
Total number of employees
4,737
3,534     2,904
Employees
2,914
1,986     1,539
Contractors
1,823
1,548     1,365
* Commercial production began in January 2006.

0
100
200
300
400
500
600
700
Total cash costs ($/oz)
Moab Khotsong
08
07
06
Total cash costs
Group average
668
379
655
Capital expenditure
Moab Khotsong
Group
93%
7%
Contribution to attributable
group production in 2008 (%)
Moab Khotsong
Other SA operations
Rest of the world
58%
4%
38%
0
20
40
60
80
100
120
140
160
180
200
Gold production (000oz)
Moab Khotsong
08
07
06
192
67
44
Annual Report 2008

Capital expenditure for the year totalled R736 million ($89 million) (2007: R628 million; $89 million) – 66% of total capital spent was for Ore Reserve development, the remainder was mainly on stay-in-business projects as well as the Zaaiplaats project.
Growth prospects
A study is underway on the optimal extraction of the orebody within the lower mine area of Moab Khotsong
(beneath the farm Zaaiplaats), focusing on the main, higher-value portion. The aim is to create as continuous a mine as possible, understanding that the window of opportunity for seamless integration has largely passed.
Outlook
Production in 2009 is projected to be around 10,000 kilograms (300,000 ounces), an increase of 70%, at a total cash cost of between $280/oz and $300/oz. Capital expenditure of R719 million ($74 million) is planned, mostly on ore reserve development with the remainder being stay-in-business expenditure as well as for surface drilling.
Veronica Thokozani Wanda
Community and Social Development Officer
Southern African Division
“Working with people living with disabilities, and being a leader, constantly reminds me that safety is our first value. I also have the responsibility of conveying this message to all employees through visible safety actions.”

Annual Report 2008

CERRO VANGUARDIA
Description
AngloGold Ashanti has a 92.5% interest in Cerro Vanguardia with Formicruz (the province of Santa Cruz)
owning the remaining 7.5%. Located to the north-west of Puerto San Julian in the province of Santa Cruz,
Cerro Vanguardia consists of multiple small open pits with high stripping ratios. The orebodies comprise a series of hydrothermal vein deposits containing gold and large quantities of silver, which is produced as a by-product.
Ore is processed at the metallurgical plant which has a capacity of 2,800 tonnes per day and includes a cyanide recovery plant. Technology at the plant is based on conventional leaching process in tanks and carbon-in-leach with a tailings dam incorporated in a closed circuit. The final recovery of gold and silver is achieved through a
Merryl Crowe Method with metallic zinc.
Safety
Safety at Cerro Vanguardia deteriorated during the year. The LTIFR for 2008 was 3.98 per million hours worked compared to 3.34 in 2007. As in 2007, there were no fatalities. Corrective action was taken during 2008 to improve safety performance that included conducting safety awareness workshops for the managers responsible for operational safety, and for supervisors and contractors.
Operating review
Attributable gold production decreased by 25% to 154,000 ounces for the current year. This decline was mostly as a result of intermittent plant breakdowns that resulted in reduced tonnage throughput and poor grade recovery due to unexpected changes in soil composition. Management changes were implemented resulting in improved plant availability and recovered grade in the latter part of the year.
In 2008, total cash costs rose to $608/oz from $261/oz in 2007, reflecting chiefly reduced volumes mined and lower grades as well as lower gold and silver production due to periodic plant breakdowns. Additional factors affecting costs were increases in the cost of mining supplies, a function of the inflationary impact of higher commodity prices and higher maintenance costs (due to an extension on the useful life of some mine equipment), as well as an increase in workforce/contractor costs and a decrease in by-product credits resulting from lower silver sales.
Capital expenditure for the year amounted to $16 million, spent largely on mine equipment, the dispatch system, exploration and plant infrastructure.
Review of operations
Argentina
Cerro
Vanguardia
2008      2007      2006
Pay limit
(oz/t)
0.19
0.18
0.13
(g/t)
6.39
3.48
4.56
Recovered grade
(oz/t)
0.159
0.201
0.213
(g/t)
5.44
6.88
7.29
Gold production
(000oz) –  100%
166
220
232
Attributable –   92.5%
154
204
215
Total cash costs
($/oz)
608
261
225
Total production costs
($/oz)
757
394
361
Capital expenditure
($m) –   100%
16
20
19
92.5%
15
18
18
Total number of employees
1,072
1,017
906
Employees
756
708
623
Contractors
316
309
283
N
0
1000km
Buenos Aires
San Julian
Rio Gallegas
Bahia Blanca
Cordoba
Santa Fe
Cerro Vanguardia
ARGENTINA
Operations

0
100
200
300
400
500
600
700
Total cash costs ($/oz)
Cerro Vanguardia
08
07
06
Total cash costs
Group average
261
608
225
Capital Expenditure
Cerro Vanguardia
Group
99%
1%
Contribution to attributable
group production in 2008 (%)
Cerro Vanguardia
Rest of the world
97%
3%
0
50
100
150
200
250
Gold production (000oz)*
Cerro Vanguardia
*Attributable
08
07
06
154
204
215
Annual Report 2008

Growth prospects
The four-year brownfields exploration programme entered its third year in 2008. The focus of the programme is to determine the life of mine and to delineate the shallow, high-grade Mineral Resource. In all 300,000 ounces of gold and 8 million ounces of silver were added to Mineral Resources during 2008.
During 2009, Cerro Vanguardia will start the study on underground mining of the current high-grade and high-
stripping ratio open-pit reserves. This project will allow Cerro Vanguardia to reduce the stripping ratio from 25:1 to around 15:1, improve the capital efficiency of the current operation and optimise the feed grade. Development is estimated to start during 2009 with production scheduled to begin in 2010. This mining method at Cerro Vanguardia is estimated to produce approximately 560,000 ounces of gold and 6.3 million ounces of silver.
During 2009, the heap-leach study, investigating the treatment of the low-grade resources at Cerro Vanguardia by a small, heap-leaching operation, will be reviewed and updated. This update will also consider synergies with the new underground mining project. The heap-leach project will increase Cerro Vanguardia's gold production by around 25,000 ounces of gold annually, if approved.
Outlook
Attributable gold production for 2009 is projected to be approximately 160,000 ounces at a total cash cost of between $410/oz and $430/oz. Gold recovered grade is predicted to be 6.3 g/t. Attributable capital expenditure of $20 million is scheduled for 2009, to be spent mostly on the study, development and construction of underground facilities, as well as the improvement of plant infrastructure.
Daniel Pugnalani
Short Term Mine Planning Assistant
Cerro Vanguardia, Argentina
“My job is to collate information from the different disciplines here at Cerro Vanguardia, such as topography, geology and
drilling – from there we can do short term planning. It gives me great pleasure to see the emphasis the company puts on
safety, the protection of the environment and team work.”

Annual Report 2008

AngloGold Ashanti's three assets in Australia are the Sunrise Dam gold mine, and the
Boddington and Tropicana joint venture projects. In 2008, production from Sunrise Dam was 433,000 ounces, a decline of 28% from 2007 and equivalent to 9% of group production for the year.
At year-end ownership of these assets, all in the state of Western Australia, was as follows:
•
The Sunrise Dam gold mine which is 100% owned by AngloGold Ashanti and currently the only producing
AngloGold Ashanti operation in Australia.
•
The Boddington project, a joint venture between AngloGold Ashanti (33.33%) and Newmont Mining
Corporation (66.67%).
•
The Tropicana project, a joint venture between AngloGold Ashanti (70%) and Independence Group NL
(30%).
SUNRISE DAM
Description
The Sunrise Dam gold mine is located in the northern goldfields of Western Australia, 220 kilometres north-east of Kalgoorlie and 55 kilometres south of Laverton. The mine consists of a large open pit, which is now in its twelfth year of operation, and an underground mine, which began producing in 2003. Mining at both operations is conducted by contractors and the ore mined is treated in a conventional gravity and carbon-in-leach processing plant which is owner-managed.
Safety
No fatalities were recorded and there was an improvement in the rate of lost-time injuries. The LTIFR for the year was 1.83 per million hours worked (2007: 2.63).
Operating review
Production decreased by 28% to 433,000 ounces in line with expectations as mining of the high-grade ore in the base of the Mega Pit was completed. Mill feed comprised stockpiled ore and approximately 73,000 ounces of gold production was sourced from the underground mine where 2,107 metres of underground capital development and 6,661 metres of operational development were completed. A total of 41,417 metres of diamond drilling was also completed.
Review of operations
Australia
Sunrise
Dam
2008       2007      2006
Pay limit
(oz/t)
0.09
0.06       0.05
(g/t)
2.79
1.76       1.64
Recovered grade*
(oz/t)
0.101
0.142     0.099
(g/t)
3.46
4.86       3.39
Gold production
(000oz)
433
600        465
Total cash costs
($/oz)
531
306        298
Total production costs
($/oz)
635
385        376
Capital expenditure
($m)
19
30          24
Total number of employees
410
357        382
Employees
77
102          99
Contractors
333
255        283
* open-pit operation
Darwin
Adelaide
Perth
Boddington
Sunrise Dam
Melbourne
Canberra
Sydney
Brisbane
Laverton
Kalgoorlie
N
Operations
0
800km
Tasmania
AUSTRALIA
Tropicana

0
100
200
300
400
500
600
700
Total cash costs ($/oz)
Sunrise Dam
08 07 06
Total cash costs
Group average
306
531
298
Capital expenditure
Sunrise Dam
Group
98%
2%
Contribution to attributable
group production in 2008 (%)
Sunrise Dam
Rest of the world
91%
9%
0
100
200
300
400
500
600
700
Gold production (000oz)
Sunrise Dam
08 07 06
433
600
465
Annual Report 2008

Processing plant throughput in 2008 was 3.8 million tonnes, equal to throughput in 2007.
The conversion of the mine's diesel power station to liquefied natural gas (LNG) was delayed by an explosion at the Varanus Island gas production installation and the LNG facility will begin operation in the first quarter of 2009.
Total cash costs increased by 75% to A$619/oz (an increase of 74% in US dollar terms to $531/oz). Cash costs were impacted by significantly higher input costs, specifically for fuel and labour, during the year.
Capital expenditure for the year amounted to A$23 million ($19 million).
Growth prospects
The main open pit (the Mega Pit), with a final depth of 440 metres was completed during 2008. A cutback of the north wall of the open pit is underway and is scheduled for completion in mid-2010. Ore from the cutback will be blended with stockpiled ore and ore from the underground mine.
Successful exploration and advances in geological understanding have resulted in further growth in underground reserves which increased to 1.01 million ounces (after depletion). Underground resources at year-
end were 2.49 million ounces (indicated 1.44 million ounces). Total reserves (after depletion) at the mine at year-
end were 1.9 million ounces and total resources (after depletion) were 3.85 million ounces.
Outlook
Gold production for 2009 is projected to be approximately 410,000 ounces, with more than 120,000 ounces sourced from the underground mine. Underground production will continue to ramp up for the next several years, with a current peak capacity target of 200,000 ounces per year.
Total cash costs are estimated to be between A$785/oz and A$815/oz ($530/oz and $550/oz) while capital expenditure is scheduled to be A$25 million ($17 million) – to be spent primarily on the underground mine.

Annual Report 2008

BODDINGTON
Description
Boddington is located 130 kilometres south-east of Perth in Western Australia. The original, predominantly oxide open-pit operation was closed at the end of 2001. Construction of the Boddington Expansion Project,
which will mine the extensive basement reserves beneath the oxide pits, was approved in March 2006 and was well advanced by year-end.
Operating review, growth prospects and outlook
Development of the expansion project was approximately 88% complete at year-end, with AngloGold Ashanti contributing $419 million towards capital costs in 2008. Subsequent to the financial year-end, AngloGold
Ashanti announced the sale of its 33.33% stake in Boddington to the Newmont Mining Corporation.
TROPICANA
Description
The Tropicana Joint Venture comprises more than 13,000 square kilometres of tenements stretched along more than 300 kilometres of the ancient collision zone between the Yilgarn Craton and the Albany Fraser
Province in Western Australia. The Tropicana Gold Project is located 330 kilometres east-north-east of
Kalgoorlie within the northern part of the joint venture area. AngloGold Ashanti holds a 70% interest in the
Tropicana JV and Independence Group NL holds a 30% interest.
Operating review, growth prospects and outlook
The pre-feasibility study on the Tropicana Gold Project began in June 2007. The study, which focuses on the
Tropicana and Havana zones, is scheduled for completion in the second quarter of 2009.
Review of operations
Australia cont.
Boddington
2008       2007      2006
Capital expenditure
($m) –
100%
1,257
747        180
($m) – 33.33%
419
249          60
Total number of employees
788
424          97
Employees
92
37          12
Contractors
696
387          85

Annual Report 2008

The emphasis of drilling at the Tropicana Gold Project has been to increase the confidence of the resource estimate, which has increased by almost 1 million ounces. The resource comprises a Measured 19.9 million tonnes grading 2.38g/t, an Indicated 31.0 million tonnes grading 2.06 g/t and an Inferred 24.3 million tonnes grading 1.83g/t for a total resource estimate of 75.3 million tonnes grading 2.07g/t and containing
5 million ounces of gold.
Metallurgical testwork and engineering studies have determined that the preferred plant configuration is a conventional carbon-in-leach circuit. Energy efficiency is an important consideration for the project with studies focused on assessment of the optimal crushing and grinding circuit, which will include energy-efficient high-
pressure grinding rolls. A wide range of processing rates of up to 7.5 million tonnes per annum have been evaluated. Further pre-feasibility study level work is being undertaken to optimise mine planning and scheduling as a result of the increase in resources. A comprehensive review of electrical power options is in progress with the objective of achieving low operating costs. Diesel, gas, electrical grid reticulation and solar thermal power are being evaluated.
Extensive baseline environmental studies for the project have been substantially completed with formal submission of major Environmental Impact Assessment documents scheduled for early 2009. It is anticipated full environmental permitting of the project will take approximately 12 months to complete.
Regional exploration continues on the greater tenement package (see the Global exploration section of this report for additional information).
Luke Bergin
Senior Project Geologist, Perth Office, Australia
“I believe Corporate Social Investment (CSI) is an integral
part of any company’s strategy, and it is important that
AngloGold Ashanti is committed to ensuring that our host
communities have a sustainable future.”

Annual Report 2008

The two AngloGold Ashanti assets in Brazil are AngloGold Ashanti Brasil Mineração and Serra Grande. In 2008, these operations together produced an attributable
407,000 ounces of gold, equivalent to 8% of group production.
ANGLOGOLD ASHANTI BRASIL MINERAÇÃO
Description
The wholly-owned AngloGold Ashanti Brasil Mineração (Brasil Mineração) complex is located in south-eastern
Brazil in the state of Minas Gerais, close to the city of Belo Horizonte, in the municipalities of Nova Lima, Sabará
and Santa Bárbara. Ore is sourced from the Cuiabá underground mine, and then processed at the Cuiabá and
Queiroz plants, and from the Córrego do Sítio heap-leach operation.
Safety
Safety levels deteriorated during the course of the year with the LTIFR at 3.06 per million hours worked in 2008 as opposed to 2.30 in 2007. A safety programme to restore former levels of safety performance and renew awareness of the importance of working safely among employees has been put in place. There were no fatalities in 2008.
Operating review
Gold production for 2008, supported mainly by the Cuiabá mine, where the expansion project has been completed, and the Córrego do Sítio mine, was almost unchanged in line with expectations at 320,000 ounces.
From an operating perspective, the development rate at Cuiabá improved as planned with a focus on greater mine flexibility. Strategic action was taken to enhance long-term performance at Cuiabá and extend its life of mine. This included increasing the backfill rate to the mine, re-structuring the maintenance programme and reviewing maintenance contracts, as well as implementing a management strategy focusing on cost optimisation in 2009. Also introduced were new preventive controls and the monitoring of geotechnical conditions and the stability of the hangingwall in particular. All of these actions are aimed at consolidating a sustainable long-term rate of production.
Total cash costs rose by 29% to $300/oz. Higher costs were largely a result of the appreciation of the local
Brazilian currency (the real) against the US dollar and higher inflation on materials, services and maintenance costs, partially offset by the better price received for sulphuric acid by-product.
Review of operations
Brazil
Brasil Mineração
2008
2007
2006
Pay limit
(oz/t)
0.15
0.13       0.09
(g/t)
5.16
3.50       3.10
Recovered grade*
(oz/t)
0.222
0.218     0.222
(g/t)
7.62
7.48       7.60
Gold production
(000oz)
320
317        242
Total cash costs
($/oz)
300
233        195
Total production costs
($/oz)
432
344        266
Capital expenditure
($m)
69
117        168
Total number of employees
2,987
3,434     3,611
Employees
1,954
1,814     1,546
Contractors
1,033
1,620     2,065
* underground operation
N
Operations
0
1000km
Rio de Janeiro
Manaus
Recife
Brasilia
Crixas
Belo Horizonte
Sao Paulo
Salvador
Belem
Serra Grande
AngloGold
Ashanti
Brasil
Mineração
BRAZIL

0

300
400
500
600
700
Total cash costs ($/oz)
Brasil Mineração
08 07 06
Total cash costs
Group average
233
300
195
Capital expenditure
Brasil Minera o
Group
94%
6%
Contribution to attributable
group production in 2008 (%)
Brasil Minera o
Rest of the world
94%
6%
0
50
100
150
200
250
300
350
Gold production (000oz)
Brasil Mineração
08 07 06
320
317
242
Annual Report 2008

Capital expenditure for the year totalled $69 million, significantly lower than the $117 million spent in 2007 given the completion of the Cuiabá Expansion Project. Expenditure in 2008 was mostly on increasing ore development and the acquisition of new equipment to enhance the rate of development at the Lamego and
Córrego do Sítio projects.
Growth prospects
The Córrego do Sítio Underground Sulphide Project continues and will exploit the sulphide resources of the
Córrego do Sítio underground orebodies, namely Cachorro Bravo, Laranjeiras and Carvoaria Velha. The project estimates production of 90,000 ounces of gold annually from a total of 5.4Mt of ore milled. Full production is scheduled to begin in 2012.
The development of a ramp and exposure of the Cachorro Bravo and Laranjeiras orebodies continues as does the access drives to the Carvoaria Velha orebody. Exposure of the Laranjeira orebody, to increase the extent of the mineable resources, has begun. Trial mining on the Cachorro Bravo orebody is in progress and operational mining parameters for the feasibility study are being confirmed. Two mine methods are being tested: sub-level stoping and cut-and-fill mining. The metallurgical process is being confirmed and indications are that pressure oxidation via autoclaves will be the best option given the characteristics of the ore.
In December 2008, AngloGold Ashanti acquired the São Bento mine, a Brazilian gold mining operation that was wholly-owned by Eldorado Gold Corporation and held in São Bento Mineração S.A., an indirect, wholly-owned subsidiary of Eldorado. The São Bento mine is located in the vicinity of the Córrego do Sítio mine, in the municipality of Santa Bárbara in the Iron Quadrangle region of Minas Gerais State. This acquisition will double the scale and enhance the feasibility of the Córrego do Sítio Project, thus enhancing the dominant position of
AngloGold Ashanti as a gold producer in Brazil's Iron Quadrangle.
During 2008, development at the Lamego Project which explores the orebodies on the Lamego property close to the Cuiabá mine, totalled 4,063 metres. Lamego is expected to produce approximately 345,000 ounces of gold over nine years from 2.14Mt of milled ore. Production is scheduled to start in mid-2009. Given the same elliptical structure and the project's proximity to Cuiabá, ore mined here will be treated at the Cuiabá plant –
this was factored into the recently completed expansion project at Cuiabá.

Annual Report 2008

The Raposos Project explores the re-opening of the Raposos mine that was mothballed in 1998 when the gold price was less than $300/oz. The existing underground and surface infrastructure at Raposos Mine was reviewed and new technical recommendations made on adapting the existing facilities to the new requirements. The project is based on the ore resources defined in the mine evaluation block between mine levels 34 and 44, totalling 2Mt at 7g/t Au with 530,000 ounces of gold content. The ore mined here will be processed using idle capacity at the Queiroz plant. A feasibility study is being prepared for submission to the board for approval during 2009. Production is expected to begin in 2011 with development activities progressing from 2009 and 2010.
Outlook
Production at Brasil Mineração in 2009 is likely to be at levels similar to those of 2008, around 320,000 ounces, with production from the Lamego project offsetting lower production at Cuiabá and Córrego do Sítio. In line with this, total cash costs are expected to range from $280/oz to $330/oz while planned capital expenditure of approximately $94 million will be spent predominantly on mine development and projects.
SERRA GRANDE
Description
Serra Grande is located in central Brazil, in the state of Goiás, five kilometres from the city of Crixás. AngloGold Ashanti and the Kinross Gold Corporation are joint partners in this operation. In terms of the shareholders' agreement, AngloGold Ashanti manages the operation and has the right to access a maximum of 50% of the earnings accrued and dividends paid by Serra Grande.

Serra Grande comprises two underground mines, Mina III and Mina Nova, an open pit at Mina III, and a new mine named Palmeiras where the main ramp development began in May 2008. Production here will begin in 2009, during development. Annual capacity of the processing circuit, which has grinding, leaching, filtration, precipitation and smelting facilities, is being expanded from about 818,000 tonnes annually to 1.150Mt annually. This expansion is expected to be completed by mid-2009.
Safety
There was an improvement in safety regarding lost-time injuries during the course of the year with an LTIFR of 1.72 per million hours worked compared with 2.47 in 2007. Unfortunately, there was one fatality in the first quarter of the year (2007: one), a result of an incident involving a truck, which gives a FIFR of 0.43 per million hours worked (2007: 0.49).
Review of operations
Brazil cont.
Serra Grande
2008
2007
2006
Pay limit
(oz/t)
0.16
0.14       0.09
(g/t)
5.61
3.90       3.24
Recovered grade*
(oz/t)
0.221
0.210     0.219
(g/t)
7.58
7.21       7.51
Gold production
(000oz) –
100%
174
182        194
–
50%
87
91          97
Total cash costs
($/oz)
294
263        198
Total production costs
($/oz)
394
351        265
Capital expenditure
($m) –
100%
41
24          17
–
50%
20
12           8
Total number of employees
1,108
918       817
Employees
725
654       609
Contractors

264       208
* underground operation

0
100
200
300
400
500
600
Total cash costs ($/oz)
Serra Grande
08 07 06
Total cash costs
Group average
263
294
198
Capital expenditure
Serra Grande
Group
97%
3%
Contribution to attributable
group production in 2008 (%)
Serra Grande
Rest of the world
98%
2%
0
10
20
30
40
50
60
70
80
90
100
Gold production (000oz)*
Serra Grande
*Attributable
08 07 06
87
91
97
Annual Report 2008

Operating review
Attributable production of 87,000 ounces in 2008 represents a decrease of 5% from the previous year. This was chiefly due to the lower tonnage of ore treated at the underground operation. Palmeiras Mine has a resource of 207,000 ounces and is expected to start operating in 2009 with average annual production of
16,000 ounces from 2010.
Total cash costs increased by 12% to $294/oz, again largely due to reduced production, the appreciation of the Brazilian real and inflation, which affected the cost of power, labour, fuel and maintenance services.
Capital expenditure amounted to $41 million, of which $20 million was attributable. This was expended mostly on the plant expansion project, mine development, the main ramp at the Palmeiras mine and resource definition.
Growth prospects
An aggressive brownfields exploration campaign at Serra Grande aims to increase reserves and resources in and around Mina III and Mina Nova. In 2008, there was an increase in resources and reserves at Serra Grande with the discovery last year of the Pequizão orebody that is located between Mina Nova and Mina III. In 2008, exploration activities focused on evaluating the Pequizão strike and down-plunge extension as well as on investigating the continuity of Palmeiras, Orebody V and Mina Nova.
Outlook
In 2009, attributable gold production at Serra Grande is projected to be around 80,000 ounces, a decrease of about 8% given the lower grades to be mined, partially offset by higher tonnages as a result of the expansion.
Total cash costs are expected to range from $340/oz to $360/oz and capital expenditure of $56 million
(of which $28 million is to AngloGold Ashanti) is to be spent predominantly on mine development, the mine fleet, the completion of the plant expansion project, raising the walls of the tailings dam and other operational improvements.

Annual Report 2008

The two AngloGold Ashanti operations in Ghana, Obuasi and Iduapriem, had combined total attributable production of 557,000 ounces, equivalent to approximately 11% of group production, for the year.
OBUASI
Description
Obuasi, which is wholly owned by AngloGold Ashanti, is located in the Ashanti region of southern Ghana, approximately 80 kilometres from Kumasi. It is primarily an underground mine operating at depths of
1,500 metres, although some surface mining does occur. Three treatment plants process the ore: a sulphide plant treats the ore from underground, a tailings plant undertakes tailings reclamation and an oxide plant is used to batch treat remnant open-pit ore and stockpiles.
Safety
Regrettably there were two fatalities during the year (2007: four), one caused by an accident involving a fall of ground and one by an accident involving machinery. The LTIFR for the year improved to 2.10 per million hours worked, from 2.72 in 2007. The FIFR also improved to 0.10 in 2008 from the previous 0.19 per million hours worked in 2007.
The process to obtain OHSAS 18001:2007 accreditation for Obuasi was completed in December 2008 after a successful certification audit.
Operating review
The marginal decline of less than 1% in annual production to 357,000 ounces in 2008 was a result of a decrease in underground volumes and the grade mined, as well as unscheduled work stoppages at the plant for repairs and maintenance to the ball mill during the year. Water quality issues affected mill tonnages twice during the year and were exacerbated by the delay in the commissioning of the tailings sulphide plant to mid-
2009. However production did improve as the year progressed, particularly in the second half of the year as the results of the short-term turnaround project at Obuasi became apparent. Development metres increased, contributing to greater mining flexibility which delivered a greater throughput of tonnes and improved grades in the second half of the year.
Review of operations
Ghana
Obuasi
2008
2007      2006
Pay limits*
(oz/t)
0.29
0.28       0.23
(g/t)
9.35
8.49       7.13
Recovered grade*
(oz/t)
0.127
0.129     0.128
(g/t)
4.37
4.43       4.39
Gold production
(000oz)
357
360        387
Total cash costs
($/oz)
633
459        395
Total production costs
($/oz)
834
698        600
Capital expenditure
($m)
112
94          91
Total number of employees
5,722
6,226    7,839
Employees
4,259
4,672    5,629
Contractors
1,463
1,554    2,210
* underground operation
Accra
Sekondi Takoradi
Tarkwa
Kumasi
Tamale
Bolgatanga
Lake
Volta
GHANA
Obuasi
Iduapriem
N
Operations
0
300km

0
100
200
300
400
500
600
700
Total cash costs ($/oz)
Obuasi
08 07 06
Total cash costs
Group average
459
633
395
Capital expenditure
Obuasi
Group
91%
9%
Contribution to attributable
group production in 2008 (%)
Obuasi
Rest of the world
93%
7%
0
50
100
150
200
250
300
350
400
450
Gold production (000oz)
Obuasi
08 07 06
357
360
387
Annual Report 2008

Following plant maintenance around mid-year and the commissioning of a larger regrind mill, metallurgical recoveries did improve in the second half of the year – although overall these too were marginally down on the year.
The 38% increase in total cash costs was due primarily to inflationary pressures resulting in substantial increases in power tariffs, contractor costs and the price of fuel and reagents over the year, as well as higher royalty payments.
Capital expenditure totalled $112 million and was spent on projects $16 million, ore reserve development
$44 million and stay in business capital $52 million.
Growth prospects
While Obuasi is currently a focus of the short-term business turnaround plan it is also an initial target of the group’s longer-term business improvement plan, the aim of which is sustained improvements to operational performance and efficiencies. At Obuasi in particular, this strategy aims to increase development metres, which are essential to mining flexibility, to improve the volumes processed and recovered by the sulphide plant by enhancing the grinding and flotation functions, to increase productivity and improve maintenance. The aim is to increase monthly ore production by 35%, grade to 7g/t by end-2009 and metallurgical recoveries at the sulphide plant to 83% by mid-2009. The number of areas being mined will be consolidated to 10 (from 14) and development metres increased so as to ensure 18 months of reserves. In addition, high speed development crews will used to target selected areas. Changes to the mining method include a preference for longitudinal mining and increasing the stope length to a maximum of 70 metres.
Outlook
Production at Obuasi is forecast to be around 400,000 ounces in 2009, at an estimated total cash cost of between $620/oz and $640/oz. Planned capital expenditure is expected to be approximately $126 million, to be spent on projects $22 million, stay-in-business capital $65 million and ore reserve development $39 million.

Annual Report 2008

IDUAPRIEM
Description
Iduapriem comprises two properties, Iduapriem and Teberebie. The Iduapriem mine is situated in the western region of Ghana, some 70 kilometres north of the coastal city of Takoradi and 10 kilometres south-west of
Tarkwa. Iduapriem is an open-pit mine and its processing facilities include a carbon-in-pulp (CIP) plant.
Safety
Despite the heightened focus on training and education, safety performance deteriorated during the year. The
LTIFR was 1.63 per million hours worked (2007: 0.46). There were no fatalities.
Iduapriem achieved OHSAS 18001 certification in January 2008 after a successful certification audit.
Operating review
Despite the decline in grade mined, attributable production increased by 8% to 200,000 ounces. Crushed tonnage improved significantly by 26% mainly due to commissioning of the Scats crusher in the first quarter and a marked improvement in blast fragmentation, assisting throughput in the second half of the year, despite problems experienced in the first and third quarter with mill gearbox and crusher component failures.
Recovered grade declined by 5% mainly due to a reduced head grade and lower recoveries during the first half of the year. Mechanical upgrading of the hydraulic flow path in the leach section improved residence time and recoveries during the fourth quarter.
Total cash costs increased by 41% on the year to $525/oz as a result of substantial increases in power tariffs during the second half of the year, higher royalty payments and contractor costs; and a surge in the price of fuel and consumables.
Capital expenditure for the year amounted to $54 million, spent primarily on the advancement of the plant expansion project. Due to delays experienced in the delivery of long-lead critical items, project commissioning, originally scheduled for the fourth quarter of 2008, has been postponed to the first quarter of 2009.
Review of operations
Ghana cont.
Iduapriem
2008
2007       2006
Pay limits
(oz/t)
0.04
0.06       0.05
(g/t)
1.43
1.66       1.60
Recovered grade*
(oz/t)
0.051
0.054      0.051
(g/t)
1.76
1.85       1.74
Gold production
(000oz) – 100%
200
185        196
– 100%
#
200
167        167
Total cash costs
($/oz)
525
373        368
Total production costs
($/oz)
611
495        478
Capital expenditure
($m) – 100%
54
24            6
– 100%
#
54
23            5
Total number of employees
1,780
1,323     1,251
Employees
732
721        668
Contractors
1,048
602        583
* open-pit operations
# 100% effective 1 September 2007. Prior to this date, the effective holding was 85%.

0
100
200
300
400
500
600
700
Total cash costs ($/oz)
Iduapriem
08
07
06
Total cash costs
Group average
373
525
368
Capital expenditure
Iduapriem
Group
95%
5%
Contribution to attributable
group production in 2008 (%)
Iduapriem
Rest of the world
96%
4%
0
50
100
150
200
250
Gold production (000oz)*
Iduapriem
*Attributable pre-Sept 2007
08
07
06
200
167
167
Annual Report 2008

Growth prospects
While the mine has limited growth prospects on surface, the recent surge in the gold price has led to renewed interest in evaluating the considerable low-grade Mineral Resources of other properties lying in the Tarkwaian conglomerates that extend below the economic limits of the existing pits. Additional drilling to give more confidence to existing data has been scheduled for 2009 and the scoping study will subsequently be progressed to the pre-feasibility stage.
Outlook
Production at Iduapriem is projected to remain constant at approximately 200,000 ounces in 2009. Total cash costs are estimated to range from $540/oz to $560/oz with planned capital expenditure of around $24 million, to be spent primarily on the completion of the expansion project and the establishment of the Ajopa pit.
Grace Lina Ansah
Occupational Health Superintendent
Iduapriem, Ghana
“Values are important for a company and its employees. They
guide employees’ professional conduct and also inform the
vision of the company. AngloGold Ashanti’s values help us to respect each other and the environment.”

Annual Report 2008

AngloGold Ashanti has one gold mining operation, Siguiri, in the Republic of Guinea.
Siguiri produced 333,000 attributable ounces of gold in 2008, equivalent to 7% of group production.
SIGUIRI
Description
AngloGold Ashanti has an 85% interest in Siguiri and the government of Guinea has a 15% stake. The Siguiri mine is a conventional open-pit operation situated in the Siguiri district in the north-east of the Republic of
Guinea, West Africa, about 850 kilometres from the capital city of Conakry. All ore and waste is mined by a mining contractor and the ore is processed using a carbon-in-pulp (CIP) process. Siguiri mines two types of gold deposits, laterite and in situ quartz-vein related mineralisations that have been deeply weathered to form saprolite mineralisation.
Safety
Overall safety standards were maintained at Siguiri with an LTIFR for the year of 0.42 per million hours worked
(2007: 0.41). There were no fatalities.
Following a successful certification audit, the process to obtain OHSAS 18001:2007 accreditation was completed in December 2008.
Operating review
Attributable production increased by 19% to a record of 333,000 ounces in 2008. This increase was a function of improved throughput – the CIP plant performed consistently well throughout the year, with availability of 93%, the processing of 10 million tonnes aided by increased throughput during the wet season and a metallurgical recovery rate of 95.8% for the year – and the mining of higher grade pits early in the year which led to improved yields.
Total cash costs were fractionally higher at $466/oz (2007: $464/oz). Cost pressures, resulting from higher unit costs for fuel and reagents were countered by the increased level of production.
Review of operations
Guinea
Siguiri
2008
2007       2006
Pay limit
(oz/t)
0.03
0.03        0.03
(g/t)
0.93
0.95        0.94
Recovered grade*
(oz/t)
0.035
0.031      0.032
(g/t)
1.20
1.05        1.08
Gold production
(000oz) –   100%
392
330         301
–
85%
333
280         256
Total cash costs
($/oz)
466
464         399
Total production costs
($/oz)
542
599         552
Capital expenditure
($m) –   100%
22
21           16
–
85%
18
18          14
Total number of employees
2,933
2,917     2,708
Employees
1,489
1,537     1,541
Contractors
1,444
1,380     1,167
* open-pit operations
N
Operations
0
200km
Conakry
Labe
Dabola
Kankan
Siguiri
GUINEA

0
100
200
300
400
500
600
700
Total cash costs ($/oz)
Siguiri
08
07
06
Total cash costs
Group average
464
466
399
Capital expenditure
Siguiri
Group
98%
2%
Contribution to attributable
group production in 2008 (%)
Siguiri
Rest of the world
93%
7%
0
50
100
150
200
250
300
350
Gold production (000oz)*
Siguiri
*Attributable
08
07
06
333
280
256
Annual Report 2008

Attributable capital expenditure for the year of $18 million was spent on brownfields exploration $12 million and stay in business capital $6 million.
Growth prospects
It is expected, with the exploration at Kintinian and Sintroko nearing completion, that additional ounces will be converted to reserves in early 2009. Regarding the CIP plant, the designs of a second gravity concentrator and de-gritting facilities are being finalised and these will be installed during 2009; they are expected to improve plant recovery and increase throughput. Studies are underway to increase plant throughput from 2010 onwards.
Outlook
Attributable gold production for 2009 is projected to decline to approximately 300,000 ounces with total cash costs ranging from $495/oz to $515/oz. Capital expenditure of $27 million is scheduled for 2009, to be spent on brownfields exploration $7 million, stay in business capital $15 million and projects $5 million.
Madima Camara
Receptionist
Siguiri, Guinea
“To me, labour practices and good healthcare are important in any business. Here at Siguiri in Guinea, I think there is a lot of emphasis on skills and training, without any discrimination and this contributes to the development of our workforce.”

Annual Report 2008

AngloGold Ashanti has interests in three gold mining operations in Mali, namely,
Sadiola, Yatela and Morila. It manages two of these operations, Sadiola and Yatela.
Together these three operations had combined attributable production of
409,000 ounces, 8% of group production.
Ownership of these three operations is as follows:
•
Sadiola: AngloGold Ashanti and IAMGOLD each have an interest of 38% in the joint venture while the government of Mali has an interest of 18% and the International Finance Corporation, 6%.
•
Yatela: this operation is 80% owned by the Sadiola Exploration Company Limited, a joint venture in which
AngloGold Ashanti and IAMGOLD each have an effective holding of 50%. The government of Mali owns the remaining 20%.
•
Morila: this operation is 80% owned by Morila Limited, a joint venture in which AngloGold Ashanti and
Randgold Resources each have an effective holding of 50%. The government of Mali owns the remaining
20%. Randgold Resources took over the management of this operation during 2008.
Total attributable production from the Mali operations was 7% down on that of 2007. Overall the total cash cost at these operations was $430/oz, an annual increase of 23%. This increase was a function of reduced production, a weaker dollar against the euro and significant increases in the price of fuel, mining contract and reagents costs.
SADIOLA
Description
Sadiola is situated in the far south-west of the country, 77 kilometres to the south of the regional capital of
Kayes. Mining takes place in five open pits and the ore mined is treated and processed in a 435,000Mtpm
(5.2Mtpa) CIP gold plant.
Safety
Overall safety performance improved at Sadiola with an LTIFR for the year of 0.87 per million hours worked
(2007: 1.11). There were no fatalities during the year. Sadiola achieved OHSAS 18001:1999 certification in
March 2008 after a successful certification audit.
Review of operations
Mali
Sadiola
Yatela
Kayes
Gao
Ségou
Nioro
Tombouctou
MALI
Bamako
Sikasso
Morila
Operations
N
0
500km
Sadiola
2008
2007      2006
Pay limit
(oz/t)
0.07
0.08       0.06
(g/t)
2.18
2.46       1.98
Recovered grade
(oz/t)
0.100
0.081     0.094
(g/t)
3.42
2.76       3.22
Gold production
(000oz) –   100%
453
369        500
–
38%
172
140        190
Total cash costs
($/oz)
399
414       270
Total production costs
($/oz)
554
462       335
Capital expenditure
($m) –   100%
8
16         11
–
38%
3
6          4
Total number of employees
–   100%
1,510
1,529   1,294
Employees
634
618     589
Contractors
876
911     705

0
100
200
300
400
500
600
700
Total cash costs ($/oz)
Sadiola
08 07 06
Total cash costs
Group average
414
399
270
Capital expenditure
Sadiola
Group
99.8%
0.2%
Contribution to attributable
group production in 2008 (%)
Sadiola
Rest of the world
97%
3%
0
50
100
150
200
Gold production (000oz)*
Sadiola
*Attributable
08 07 06
172
140
190
Annual Report 2008

Operating review
Attributable production rose by 23% in the year to 172,000 ounces (2007: 140,000 ounces). The major contributor was the improved recovery rates achieved after commissioning of the gravity circuit in December
2007. The new circuit configuration had a major impact on both sulphide and oxide ore recoveries during 2008.
Major mechanical breakdowns in the milling section during the second and third quarters were offset by changing the feed blend to the plant to include more higher grade sulphide material.
Total cash costs declined by 4% to $399/oz (2007: $414/oz), largely owing to the increased level of production with the resultant economies of scale and a decrease in the consumption of reagents given the change in the ore blending process. The inflationary pressures of higher fuel, reagents and mining contract costs were mitigated by increased production.
Total capital expenditure of $8 million – attributable $3 million – was spent during the year with most of this expenditure being on the completion of phase 2 of the gravity circuit installation ($2.4 million) and on the deep sulphide project ($2.2 million).
Growth prospects
The review of various options to improve current assumptions in the Deep Sulphide Project continues. The review is focused on the mining method to be implemented, scale, energy consumption, and metallurgical recovery so as to convert the vast indicated resource below the main pit into a reserve. A significant improvement was made in the understanding of sulphide ore recovery in 2008 and the commissioning of the new gravity circuit at the concentrator at the end of 2007 has enabled recovery of the very high-grade sulphide ores on stockpile.
Outlook
Attributable production at Sadiola is projected to be 130,000 ounces at a total cash cost of between $495/oz and $515/oz. Capital expenditure of $8 million ($3 million attributable) is planned.

Annual Report 2008

YATELA
Description
Yatela is situated some 25 kilometres north of Sadiola and approximately 50 kilometres south-south-west of
Kayes. This is a single pit operation. The ore mined is treated at a heap-leach pad together with carbon-loading.
The carbon is then eluted and the gold smelted at nearby Sadiola.
Safety
Overall safety performance regressed considerably at Yatela with an LTIFR for the year of 1.15 per million hours worked (2007: 0.39). There were no fatalities during the year. Yatela achieved OHSAS 18001 certification in
March 2008 after a successful certification audit.
Operating review
Attributable gold production at Yatela declined by 45% to 66,000 ounces for the year (2007: 120,000 ounces).
The main reason for this decline in production was a marked decrease in head grade owing to underperformance of Pushback 5, which led to lower grade ore being supplied for stacking at the heap-leach pads. Yatela successfully changed the mining contractor employed at the mine during the year.
Total cash costs rose by 78% to $572/oz, a result of the significantly reduced levels of production, weaker dollar against the euro and higher fuel and reagent prices.
Capital expenditure of $8 million (attributable $3 million) in 2008 was spent mostly on the construction of additional leach pads.
Review of operations
Mali cont.
Yatela                                                                    2008
2007
2006
Pay limit
(oz/t)
0.04
0.04
0.06
(g/t)
1.34
1.37
1.79
Recovered grade
(oz/t)
0.078
0.101
0.120
(g/t)
2.66
3.46
4.12
Gold production
(000oz) –   100%
165
301
352
–
40%
66
120
141
Total cash costs
($/oz)
572
322
228
Total production costs
($/oz)
591
381
299
Capital expenditure
($m) –   100%
8
5
3
–
40%
3
2
1
Total number of employees
–   100%
888
903
878
Employees
305
265
203
Contractors

0
100
200
300
400
500
600
700
Total cash costs ($/oz)
Yatela
08 07 06
Total cash costs
Group average
322
572
228
Capital expenditure
Yatela
Group
99.8%
0.2%
Contribution to attributable
group production in 2008 (%)
Yatela
Rest of the world
99%
1%
0
50
100
150
200
Gold production (000oz)*
Yatela
*Attributable
08 07 06
66
120
141
Annual Report 2008

Growth prospects
The push back 7 project will allow the operation to access the bottom of the main pit in 2009.
Outlook
Attributable production at Yatela is projected to be 90,000 ounces. Total cash costs are expected to decrease to between $440/oz and $460/oz. Capital expenditure of $2.5 million ($1 million attributable) is planned.
Mali, Yatela

Annual Report 2008

MORILA
Description
The Morila mine is situated some 180 kilometres by road south-east of Bamako, the capital of Mali. Open-pit mining takes place at five pushbacks within one pit. On completion, the Morila pit will be approximately
1.4 kilometres by 1 kilometre and up to 240 metres deep. The plant, which is based on a conventional carbon-
in-leach (CIL) process with an upfront gravity section to extract the free gold, has throughput capacity of 4.2Mtpa. The Morila mine is managed by AngloGold Ashanti’s joint venture partner, Randgold
Resources Limited.
Safety
Safety is under the control and management of Randgold Resources.
Operating review
Attributable gold production at Morila decreased 6% to 170,000 ounces (2007: 180,000 ounces), as a result of changes in the geological model. Closely drilled grade control holes did not confirm the high grades scheduled from the resource, and as a result, lower grades than planned were fed to the processing plant.
Volumes mined were 20% lower in 2008 as compared to 2007, due to the mining of the relatively narrower areas at the final limits of the pit.
Total cash costs increased 20% to $419/oz, a result of the reduced levels of production, a weakening in the dollar against the euro, and significant increases in fuel, mining contractor and certain reagent costs.
Capital expenditure of $3 million (attributable $1 million) in 2008 was spent on stay-in-business capital.
Review of operations
Mali cont.
Morila
2008       2007       2006
Pay limit
(oz/t)
0.06
0.08        0.08
(g/t)
2.17
2.46        2.41
Recovered grade
(oz/t)
0.090
0.098      0.113
(g/t)
3.08
3.36        3.88
Gold production
(000oz) –   100%
425
450         517
–
40%
170
180         207
Total cash costs
($/oz)
419
350         275
Total production costs
($/oz)
495
421         349
Capital expenditure
($m) –   100%
3
1.3             3
–
40%
1
0.5             1
Total number of employees
–   100%
1,703
1,686      1,575
Employees
605
498         500
Contractors
1,098
1,188      1,075

0
100
200
300
400
500
600
700
Total cash costs ($/oz)
Morila
08 07 06
Total cash costs
Group average
419
275
350
Capital expenditure
Morila
Group
99.9%
0.1%
Contribution to attributable
group production in 2008 (%)
Morila
Rest of the world
97%
3%
0
50
100
150
200
250
Gold production (000oz)*
Morila
*Attributable
08 07 06
170
180
207
Annual Report 2008

Growth prospects
Exploration work focused mainly on the creation of a 3D model and testing the applicability of recent interpretations to the broader permit area. The regional geological modelling and motivation for targeted areas drilling will be completed by December 2008. Drilling of key targets will commence in early 2009.
Outlook
From April 2009, Morila will only process stockpiles. Attributable production at Morila is projected to be around
130,000 ounces while total cash costs are forecast to increase to between $550/oz and $570/oz. Capital expenditure of $10 million ($4 million attributable) is planned for 2009, to be spent on the purchase of the mining fleet from the mining contractors.
Mali, Morila

Annual Report 2008

AngloGold Ashanti has one wholly owned gold mining operation in Namibia, Navachab.
In 2008, Navachab produced 68,000 ounces of gold, equivalent to 1% of group production.
NAVACHAB
Description
Navachab Gold Mine an open-pit mine is situated near the town of Karibib, some 170 kilometres north-west of the capital Windhoek, and 171 kilometres inland on the south-west coast of Africa.
Safety
Safety, health and the environment are matters of key importance at Navachab. In 2008 the mine was both fatality and lost-time injury free. The improvement in safety performance was a highlight of 2008 and maintaining this track record is an aim of management.
Operating review
Gold production at Navachab declined by 15% to 68,000 ounces in 2008, largely a result of the significant production challenges encountered. This included the substantially reduced availability of drilling machines, with respect to both performance and capacity which affected mining throughput, as well as the shortage of skills which contributed to a decrease in tonnes broken for the year. In addition, underperformance at the North Pit
2 satellite pit, which had a budgeted contribution of 31% to plant feed, affected overall mine production negatively. The decrease in tonnes mined affected stockpile volumes and values, resulting in decreased mine flexibility and a decline in grades.
Capital expenditure for the dense media separation (DMS) plant was approved in 2008. Construction and commissioning of the DMS plant will begin in 2009 and the benefits resulting from its use will be realised from
2010 onwards.
Review of operations
Namibia
Navachab
2008
2007 2006
Pay limit
(oz/t)
0.04
0.04
0.04
(g/t)
1.29
1.22
1.29
Recovered grade
(oz/t)
0.042
0.046
0.053
(g/t)
1.43
1.56
1.81
Gold production
(000oz)
68
80
86
Total cash costs
($/oz)
534
419
265
Total production costs
($/oz)
601
479
348
Capital expenditure
($m)
12
6
5
Total number of employees
482
409
313
Employees
482
409
313
Contractors
–
– –
N
Operations
0
300km
Okahandja
Walvis Bay
Luderitz
Keetmanshoop
Karibib
Tsumeb
Windhoek
Navachab
NAMIBIA

0
100
200
300
400
500
600
700
Total cash costs ($/oz)
Navachab
08 07 06
Total cash costs
Group average
534
265
419
Capital expenditure
Navachab
Group
99%
1%
Contribution to attributable
group production in 2008 (%)
Navachab
Rest of the world
99%
1%
0
10
20
30
40
50
60
70
80
90
100
Gold production (000oz)
Navachab
08 07 06
68
80
86
Annual Report 2008

Unit cash costs increased significantly, up 27% to $534/oz, as compared to 2007, the result of increases in the cost of labour, diesel and explosives, and compounded by the decline in gold production.
Growth prospects
Expansion work on the eastern pushback continues and the additional work on the superpit, which involves the expansion of the hangingwall of the main orebody, is a key aspect of the plan. The dense media separation
(DMS) plant is to be incorporated into the mine's processing facilities at a cost of $4.5 million ($17 million was spent on this plant in 2008), and it is expected that this will accelerate production in the short term.
Outlook
Gold production for 2009 is projected to increase to approximately 70,000 at a total cash cost ranging from
$430/oz to $450/oz. Capital expenditure of $18 million is scheduled for 2009, to be spent on the DMS plant, rebuilding of major components of heavy mining equipment, replacement and upgrading of major components of the carbon-in-pulp plant, purchase of a drill rig and on exploration.
Namibia, Navachab

Annual Report 2008

AngloGold Ashanti has one gold mining operation in Tanzania, Geita, which produced
264,000 ounces of gold in 2008, equivalent to 6% of group production.
GEITA
Description
The Geita gold mine is situated 80 kilometres south-west of the town of Mwanza in the north-west of Tanzania.
The Geita gold deposit is an Archaean mesothermal orebody, largely hosted in a banded ironstone formation.
It is a multiple open-pit operation with further underground potential which is currently serviced by a 5.2Mt per annum carbon-in-leach (CIL) processing plant.
Safety
Geita Gold Mine is OHSAS 18001 certified. The lost-time injury frequency rate for 2008 was 0.86 per million hours worked. No fatalities were recorded during the year.
Operating review
Production at Geita declined by 19% to 264,000 ounces in 2008. Lack of access to higher-grade orebodies following the collapse of the Nyankanga Pit in the first quarter of 2007 continued to have an effect on recovered grades which declined to 1.92g/t. Process plant throughput was seriously affected by a 30-day shutdown of the SAG mill during part of September and October resulting in a halving of production for that period.
Global Inflation impacted the entire business. Major contributors to the 55% increase in total production costs of $929/oz included the price of oil, which affected on-site power generation and the running costs of heavy earth-moving equipment, as well as that of spares and reagents. Although a substantial increase in basic salaries was enforced, the total number of employees was reduced through natural attrition by 9% for the year with further consolidation of functions envisaged in the future. In addition, a fourth shift was introduced in the production arena, which had the effect of reducing overtime requirements by some 90%.
Capital expenditure of $53 million, double that of 2007, was spent on the purchase of heavy mining equipment and exploration costs.
Review of operations
Tanzania
Geita
2008
2007      2006
Pay limit
(oz/t)
0.10
0.09       0.13
(g/t)
3.10
3.04       4.16
Recovered grade
(oz/t)
0.056
0.059     0.049
(g/t)
1.92
2.01       1.68
Gold production
(000oz)
264
327        308
Total cash costs
($/oz)
728
452        497
Total production costs
($/oz)
929
601        595
Capital expenditure
($m)
53
27          67
Total number of employees
3,116
3,226     3,220
Employees
2,130
2,304     2,043
Contractors
986
922     1,177
N
Operations
0 800km
Dar-es-
Salaam
Arusha
Mwanza
Tanga
Dodoma
Tabora
Kigoma
TANZANIA
Geita

0
100
200
300
400
500
600
700
Total cash costs ($/oz)
Geita
08 07 06
Total cash costs
Group average
728
497
452
Capital expenditure
Geita
Group
96%
4%
Contribution to attributable
group production in 2008 (%)
Geita
Rest of the world
95%
5%
0
50
100
150
200
250
300
350
Gold production (000oz)
Geita
08 07 06
264
327
308
Annual Report 2008

Growth prospects
Exploration
Exploration activities during 2008 focused on strike additions at the Area 3, Star & Comet, Kalondwa Hill and
Lone Cone deposits, together with the detection of regolith gold anomalies below laterite cover via air core drilling at Matandani NW. Results suggest, the potential for a 1.7 kilometre zone of gold mineralisation on-strike at Area 3, and infill drilling to prove up the resource continues. To assist future exploration, an airborne geophysics survey of the areas covered by Geita’s licences and adjacent prospecting licences started in the third quarter. Early interpretation of transient electromagnetic data defined several targets which will be followed up in 2009. During the third quarter of 2008, An intense programme of advanced grade control was completed at Nyankanga cut 5 to increase confidence in the production forecast for 2009.
New pits
While the Star & Comet pit was commissioned during 2008, the Lone Cone pit was depleted. Pushback 5 in the Nyankanga pit will start yielding ore during the first quarter of 2009, together with the Star & Comet; these two pits will be the main sources of ore in 2009. The Geita Hill pit will provide the background tonnes, albeit at a much lower grade.
Metallurgy
Test work continues to identify processing options regarding the refractory ore from Matandani and Kukuluma.
These resources have significant potential, but require unconventional processing.
Outlook
Gold production in 2009 is forecast to increase to 315,000 ounces at a cost ranging from $800/oz to $820/oz as higher grade ore is intersected in the mining schedule. Capital expenditure of $17 million is planned, which includes stay-in-business expenditure and exploration expenditure.

Annual Report 2008

Cripple Creek & Victor Gold Mining Company (CC&V) is AngloGold Ashanti's sole active operation in the United States. In 2008, Cripple Creek & Victor produced
258,000 ounces of gold, 5% of group production.
Description
Located in the State of Colorado in the United States, CC&V's Cresson mine is a low-cost, open-pit mining operation which treats the ore mined by means of a heap-leach pad, which is one of the largest in the world.
Production began here in 1994.
CC&V is a joint venture in which two AngloGold Ashanti entities now collectively own 100% after the successful acquisition, effective 1 July 2008, of Golden Cycle Gold Corporation, which previously held a 33% interest in
CC&V. On 14 January 2008, AngloGold Ashanti announced the execution of an agreement and plan of merger to acquire 100% of Golden Cycle Gold Corporation, thus consolidating 100% ownership of CC&V. The closing of that transaction was completed with effect 1 July 2008 after approval by Golden Cycle Gold Corporation's shareholders, the satisfaction of certain closing conditions, and the receipt of all necessary regulatory approvals.
Safety
The LTIFR for 2008 was 4.83 per million hours worked (2007: 2.53) and there were no fatalities during the year.
Various safety programmes (e.g. DuPont Safety Training (STOP) programme in 2003, risk-based safety management system in 2005, and extension of the STOP programme, called Train the Trainers, in 2007)
have been implemented to continue to enhance safety performance at CC&V. A cultural assessment of the workforce by SAFEmap was initiated in 2008 with risk identification classes beginning in the latter part of
2008 and continuing into early 2009. The SAFEmap system will be adapted for use as the safety programme at CC&V.
Review of operations
United States of America
Cripple Creek & Victor
2008
2007
2006
Pay limit
(oz/t)
0.01
0.01       0.01
(g/t)
0.34
0.34       0.34
Recovered grade
(oz/t)
0.014
0.016     0.016
(g/t)
0.49
0.53       0.54
Gold production
(000oz)
258
282        283
Total cash costs
($/oz)
309
269        248
Total production costs
($/oz)
413
372        356
Capital expenditure
($m)
27
23          13
Total number of employees
421
405        369
Employees
350
338        325
Contractors
71
67          44
N Operations
0 1000km
Cripple Creek
& Victor
New York
Philadelphia
Denver
Chicago
Los Angeles
San Francisco
Washington DC
UNITED STATES OF AMERICA

0
100
200
300
400
500
600
700
Total cash costs ($/oz)
CC&V
08 07 06
Total cash costs
Group average
309
248
269
Capital expenditure
CC&V
Group
98%
2%
Contribution to attributable
group production in 2008 (%)
CC&V
Rest of the world
95%
5%
0
50
100
150
200
250
300
350
Gold production (000oz)
CC&V
08 07 06
258
282 283
Annual Report 2008

Operating review
In 2008, production at CC&V fell 9% to 258,000 ounces. A total of 24.4Mt were placed on the heap-leach pad.
The decline in production was principally a result of the slow percolation in the gold-bearing leach in the leach pad as a result of the greater distance over which the gold-bearing-leach solution had to be transported from the higher stacked ore to the leach-pad liner. This decline was compounded by a lack of alkalinity at depth that was identified from the 2008 pad drilling programme. This deficiency caused solubilised gold to precipitate at depth.
An initiative to increase alkalinity by increasing caustic and lime addition over the pad began in the second half of
2008 and will continue into 2009. Given the size of the pad, recovery of precipitated gold is expected to continue for the next two years.
Overall, there was an increase in total cash costs of 15% to $309/oz, mainly as a result of rising commodity costs, and of diesel fuel in particular. A decrease in costs due to lower contractor costs was diminished by increases in fuel costs as oil prices hit record levels on global markets and inflation in the general US economy.
Capital expenditure for the year amounted to $27 million (2007: $23 million) spent mainly on new equipment and exploration.
Growth prospects
CC&V was successful in being granted the required permits from the State of Colorado and Teller County for a mine-life extension that includes the development of new sources of ore and an extension to the heap-leach facility. The approvals extend the operation of the expanded valley leach facility and the chemical closure activities. Development drilling has further defined areas of interest for which engineering analysis and permitting requirements will be evaluated in a pre-feasibility study to be commissioned in 2009.
Outlook
Gold production for 2009 is projected to increase to around 280,000 ounces at a total cash cost ranging from
$350/oz to $370/oz. Operational initiatives will continue to be taken to minimise growth in the leach-pad gold inventory in 2009. Capital expenditure of $77 million is scheduled for 2009, to be spent mostly on major mine equipment purchases and the mine-life extension project.

GOLD
PRODUCTS AND MARKETING CHANNELS
Gold accounts for 98% of AngloGold Ashanti's revenue from product sales. The balance of product sales is derived from sales of silver, uranium oxide and sulphuric acid. AngloGold Ashanti sells its products on international markets.
Gold produced by AngloGold Ashanti's mining operations is processed to a saleable form at various precious metals refineries. Once refined to a saleable product – generally large bars weighing approximately 12.5 kilograms and containing 99.5% gold, or smaller bars weighing 1.0 kilograms or less with a gold content of 99.5% and above – the metal is sold either through the refineries' channels or directly to bullion banks and the proceeds paid to the company.
Bullion banks are registered commercial banks that deal in gold. They participate in the gold market by buying and selling gold and distribute physical gold bullion bought from mining companies and refineries to physical offtake markets worldwide. Bullion banks hold consignment stocks in all major physical markets and finance these consignment stocks from the margins charged by them to physical buyers, over and above the amounts paid by such banks to mining companies for the gold.
Where forward sales contracts exist against which AngloGold Ashanti delivers physical product, the same channel of the refinery is used. In this case, the refinery does not sell the metal on the company's behalf, but instead delivers the finished gold bars to the bullion bank with which the group's forward contract is held. The physical delivery to the counterparty bank of the appropriate amount of gold fulfils AngloGold Ashanti's obligations under the forward contract, and AngloGold Ashanti is paid for this gold by the relevant bullion bank, at the price fixed under the forward contract, rather than at the spot price of the day.
GOLD MARKET CHARACTERISTICS
Gold price movements are largely driven by macro-economic factors such as expectations of inflation, currency fluctuations, interest rate changes or global or regional political events that are anticipated to impact on the world economy. Gold has played a role historically as a store of value in times of price inflation and economic uncertainty. This factor, together with the presence of significant gold holdings above ground, tends to dampen the impact of supply/demand fundamentals on the market. Trade in physical gold is, however, still important in determining a price floor, and physical gold, either in the form of bars or high-caratage jewellery, is still a major investment vehicle in the emerging markets of India, China and the Middle East.
Gold is relatively liquid compared to other commodity markets and significant depth exists in futures and forward gold sales on the various exchanges, as well as in the over-the-counter market.
The gold
and uranium markets
Annual Report 2008

Breakdown of gold consumption
2008
Jewellery consumption
Investment
Industrial/electronics
Dentistry
2%
64%
23%
11%
A design from the recent AngloGold Ashanti
AuDITIONS collection, ‘Trendsetting Gold’.

TRENDS IN PHYSICAL GOLD DEMAND
Physical gold demand is dominated by the jewellery industry and the investment sector, which together account for almost 90% of total demand. The balance of gold supply is used in dentistry, electronics and medals.
While the quantity of gold used in jewellery consumption has decreased over the last decade, the investment market has largely taken up available supply. Investment in physical gold includes bar hoarding, coins, medals and other retail investment instruments as well as exchange traded funds (ETFs), which have, since their inception in 2002, become well established as a vehicle for both retail and institutional investors and are now the sixth largest holder of gold, after the major central banks and the International Monetary Fund (IMF).
Newly-mined gold is not the only source of physical gold onto the market, and in fact accounts for just over
60% of supply. Due to its high value, gold is rarely destroyed and some 161,000 tons of gold (approximately
65 years of new mine supply at current levels) is estimated to exist in the form of jewellery, official sector gold holdings (central bank reserves) and private investment.
In 2008, gold was supplied onto the market from newly-mined production (2,385 tons), sales of gold by central banks (485 tons) as well as from sales of scrap gold (977 tons), largely from the jewellery trade
(1)
.
GOLD DEMAND BY SECTOR
Jewellery demand
Geographically, just less than 80% of gold jewellery demand now originates in emerging markets, in comparison to 64% a decade ago. The major markets for gold jewellery are India, China, the Middle East and the United States. The Russian market has also seen recent strong growth, and was the sixth largest single market for gold jewellery in 2008, with demand at just under 100 tons.
In the economies of India and the sub-continent, gold jewellery is purchased as a quasi-investment product.
High-caratage jewellery is sold at a relatively small margin to the spot gold price, which is generally transparent to the consumer, and is therefore easily re-sold to jewellers or bullion traders when cash is required or when the jewellery is out of date and needs to be refashioned.
(1)
Source: GFMS
Annual Report 2008

Gold jewellery demand
by country
India
China
United States
Turkey
39%
22%
7%
8%
15%
5%
4%
Saudi Arabia
Russia
Other
TOP SIX JEWELLERY MARKETS IN 2008
Country
Tons
India
470
China
327
United States
179
Turkey
153
Saudi Arabia
109
Russia
96
Other
804
Global total
2,138
Data Source: GFMS, World Gold Council.

India accounts for more than 20% of global gold jewellery demand and is by far the largest market for gold in jewellery. It also accounted for more than 20% of identifiable investment demand in the sector in 2008.
Total bullion imports to India, though they may fluctuate significantly according to price movements during the year, have risen steadily over the last decade.
The characteristics of the gold market in the Middle East are similar, although an important difference is the exceptionally high per capita ownership of gold in some of the countries of that region. In the United Arab
Emirates, for example, consumption per capita is some 30 times that in the US or the UK and some 50 times higher than in India.
The Middle Eastern market accounted for over 300 tons of gold demand in 2008 or approximately 15% of the global total. Turkey, Saudi Arabia and the United Arab Emirates are the largest consumers within this market.
In China, approximately 80% of gold is sold in the form of high caratage jewellery which is easily traded, similarly to the Indian and Middle Eastern markets. The balance of gold in China is sold in the form of 18 carat jewellery. Although introduced to the market only in 2002, sales in this category of jewellery have grown quickly due to its appeal to a rapidly-growing market segment of young, independent urban women.
An important feature of the Chinese market in recent years has been the relatively stable nature of gold demand, particularly in comparison to the Indian and Middle Eastern markets, where volatility typically causes price-sensitive consumers to hold back on jewellery purchases.
The US market accounted for approximately 180 tons of jewellery demand in 2008, just over 8% of the global total. Gold in the USA is purchased largely as an adornment product and purchase decisions are dictated by fashion rather than the desire to buy gold as an investment. The intrinsic value of gold as a store of value does still, however, play a role in the purchase decision process.
Investment demand
As well as holdings in ETFs, which have become a well-recognised investment vehicle for gold, primarily in the
US and European markets, physical gold investment takes the form of bar hoarding (primarily in India and in
China) and official coins (for which the largest market is Turkey).
Physical investment demand has grown significantly since 2003, when it stood at just less than 300 tons, to levels of approximately 770 tons in 2008. Over the course of 2008, demand increased in all of the various retail investment categories, and particularly in ETFs. Holdings in the latter increased from 28 million ounces
(approximately 870 tons) to 38 million ounces (approximately 1,180 tons), an increase of 36% over the year.
This significant increase in ETF holdings, which has continued post year-end, reflects growing concern over the global financial system and a flight to gold as a ‘safe-haven’ asset.
Industrial and other sectors
The largest industrial use of gold is in electronics, as plating or bonding wire. In line with the growth in the use of personal computers and other electronic instruments globally, the use of gold in this sector has also increased, averaging a growth rate of over 9% in the five-year period from 2002-2007. The overall quantity of gold used in this sector, however, remains small, at only 11% of total demand.
Annual Report 2008

The gold
and uranium markets cont.

Demand for gold for dentistry purposes continues to decline, however this constitutes only a small portion of total demand, less than 2% of the global total.
Central bank holdings, sales and purchases
Gold held by the official sector, essentially central banks and the IMF, stood at approximately 29,000 tons in 2008. Periodically, central banks buy and sell gold as market participants. Most central bank sales take place under the Central Bank Gold Agreements (CBGA) and therefore without any significant impact on the market. The second of these agreements is currently in its fifth and final year (which ends at the end of
September 2009). Central bank sales in the fourth year of the agreement, which ended on 27 September
2008, reached only 343 tons, against the quota of 500 tons available under the agreement. Sales in the first quarter of the current year of the agreement reached only 50 tons, and it therefore seems likely, under current circumstances, that the annual CBGA quota will not be reached.
At this time it seems likely that the current CBGA will be renewed and, that if, any gold sales by the IMF
(as recommended by the IMF’s Eminent Persons’ Committee to support the bank’s financial position) will also take place within the framework of the agreement. The process of finalising IMF sales does, however, require US Congressional approval and is therefore likely to be lengthy given the priorities facing the new
US administration.
ANGLOGOLD ASHANTI'S MARKETING SPEND
AngloGold Ashanti has since its inception been committed to growing the market for its product. The company's marketing programmes aim to increase the desirability of gold to sustain and grow demand.
AngloGold Ashanti is an active member of the World Gold Council, and AngloGold Ashanti's subscription to the World Gold Council accounts for the bulk of the company's marketing spend. The company remains involved in independent projects to grow jewellery demand, in partnership with companies such as Tanishq
(a subsidiary of the Tata Group) in India. It has also supported the development of gold concept stores in
China, under the 'Just Gold' brand. AuDITIONS, the company's own global gold jewellery design competition brand, continues to grow and has become a well-recognised corporate marketing tool. See the competition website at www.goldauditions.com/
Annual Report 2008

A design from the recent AngloGold Ashanti AuDITIONS
                                         collection, ’Hyper Nature’.

THE URANIUM MARKET IN 2008
AngloGold Ashanti's uranium production is sold via a combination of spot sales and long-term agreements.
The spot price for U
3
O
8
was volatile during 2008. The year opened with a spot price of some $90/lb, declining to an annual low of $44/lb in mid-October and recovering to $53/lb by the end of the year. The long-term U
3
O
8
price began the year at $95/lb and remained stable until the end of April when it began to decline, reaching the year-end price of $70/lb. Long-term prices have not shown the same level of volatility as spot prices.
The significant volatility and overall decline in the spot price were driven by low levels of demand in the early part of the year, followed by the impact of the financial crisis in latter months that caused financial players to sell off their uranium inventories with some urgency to improve liquidity. The year-end recovery in prices was most likely caused by unanticipated additional spot demand from China, and may continue on the back of potential demand from India.
The declining spot price has had significant implications on near-term primary supply for uranium producers, and in several cases has made it uneconomical for these producers to continue production. Notably, several projects in the United States and South Africa have been curtailed or postponed, and some in Canada and
Kazakhstan are experiencing technical or production difficulties. This may result in a tightening of supply in the short to medium term. However, the medium-to long-term indicators show that there is potential for increases in supply through expansion plans, new discoveries of mineralisation zones and more amenable regulatory environments, particularly in Australia, Russia and Namibia.
Details on secondary supplies from the US also became clearer in 2008 with the Domenici Amendment becoming law in late September 2008. This places limits on imports of low enriched uranium from Russia to about 20% of annual US nuclear reactor requirements between 2014 and 2020. The US also published its uranium inventory disposal plan and capped disposals at 10% of annual US reactor requirements, and will make available up to an additional 20 million pounds of uranium for supplying into initial core programmes of new reactors from 2010 onwards.
On the demand side, there continue to be calls from several countries to increase the proportion of nuclear power supply in their fuel mix to reduce dependence on expensive coal and oil imports and to reduce emissions. According to the International Atomic Energy agency (IAEA), more than 50 countries are considering nuclear power. However, the financial crisis may temper this demand and cause delays to new projects due to lack of available finance.
The long-term outlook for uranium prices remains positive due to continuing forecasts of strong demand and the expectation of continued challenges on the primary supply side. In particular, following the signing of the
‘123 Nuclear co-operation agreement’ between India and the US, demand from India is likely to appear on the spot market.
Annual Report 2008

The gold
and uranium markets cont.

Total exploration expenditure in 2008 amounted to $183 million, of which $77 million was spent on greenfield exploration, $86 million on brownfield exploration and the balance of $20 million on pre-feasibility studies. The main aim of both the greenfield and brownfield exploration programmes is to identify new attributable resource ounces of gold.
GREENFIELD EXPLORATION
Greenfield exploration activities were undertaken in six countries – Australia, China, Colombia, the Democratic
Republic of Congo (DRC), the Philippines and Russia – during 2008. A total of 304,371 metres of diamond, reverse circulation, and aircore drilling was completed in testing existing priority targets and in the delineation of new targets in Australia, Colombia, Russia, the DRC and China (refer to figure below).
Greenfield activities in Russia, China and the Philippines were undertaken predominantly through joint ventures and strategic alliances. While the discovery of new long-life, low-cost mines remains the principal aim of the greenfield exploration programme, AngloGold Ashanti is also committed to maximising shareholder value by divesting those exploration assets that do not meet its internal growth criteria and by opportunistically investing in prospective junior exploration companies.
During the year to 31 December 2008, a total of 13.26 million attributable ounces of Measured, Inferred and
Indicated Mineral Resources were defined and announced by AngloGold Ashanti's greenfield exploration teams at two prospects – Tropicana (Western Australia) and La Colosa (Colombia) (see table on page 88).
Annual Report 2008

Global
exploration
Exploration, Colombia
Breakdown of greenfield
exploration expenditure
2008
Colombia
Australia*
DRC
36%
31%
18%
8%
7%
* including pre-feasibilty study
Exploration in the Philippines was
less than 1%.
China
Russia
0
50
100
150
200
250
Metres (’000) drilled by country
2008
3
2
1
4
5
5
9
12
49
215
1. Australia
2. Colombia
3. Russia
4. DRC
5. China

AngloGold Ashanti global exploration
Cripple
Creek
& Victor
USA
Brazil
Argentina
Navachab
Geita
Namibia
Tanzania
Republic of
SouthAfrica
SA Operations
Great Noligwa
Mponeng
Savuka
Kopanang
Tau Lekoa
Moab Khotsong
TauTona
Mali
Guinea
Morila
Yatela
Sadiola
Siguiri
Obuasi
Iduapriem
Ghana
Sunrise Dam
Australia
Serra
Grande
Cerro Vanguardia
AngloGold
Ashanti
Brasil
Mineração
N
DRC
Mongbwalu
RUSSIA
Veduga
Aprelkovskoye
Yili Yunlong
Jinchanggou
CHINA
Philippines
Mapawa Area
Tropicana
Quebradona
La Colosa
Operations with brownfields exploration
Countries with exploration
Greenfields exploration areas
Greenfields exploration alliance
AngloGold                 Joint
2008
Ashanti
venture
Additional
Key             equity
partner
resources              Grade
Country
project
(%)
(%)
(Moz of Au)
(g/t Au)
Colombia
La Colosa
100
–
12.3*
1.00
Australia
Tropicana/Havana
70 Independence
Group (30)
0.96*
2.07
Total
13.26
*At a gold price of $1,000/oz
In the last three years the average discovery cost per ounce of greenfield exploration was $10. At La Colosa, specifically in 2007 and 2008, the discovery cost per additional ounce of gold was $1.
In 2009, exploration expenditure of some $146 million is planned, with $90 million of this budgeted to be spent on greenfield exploration with the remaining $56 million allocated to a pre-feasibility study at La Colosa in Colombia.
Colombia
Drilling and resource modelling at La Colosa has rapidly defined a gold porphyry system with a grade of more than 0.3 g/t Au extending over a strike length in excess of 1,500 metres and a width of 600 metres, which has defined an Inferred Mineral Resource of 381.4Mt @ 1.00g/t Au for 12.3 million ounces of gold at a gold price of $1,000/oz and a lower cut-off of 0.3g/t Au.
Cut-off
Tonnes
Grade
Contained
grade (g/t Au)
(Mt)
(g/t Au)
Metal (kg Au)
Au (Moz)
0.3
381.4
1.00
383,116
12.3
0.4
363.8
1.04
377,225
12.1
0.5
343.5
1.07
368,040
11.8
Annual Report 2008

Global
exploration cont.

Based on present drilling and geochemical observations, the La Colosa mineralisation systems, including the
La Belgica sector, remain open to the north, south and east. Various additional targets immediately surround the known La Colosa mineralisation. This is the first significant gold porphyry discovery in the Colombian Andes, where AngloGold Ashanti has first mover advantage with granted and application tenements covering an area of some 61,700 square kilometres, with significant potential to increase the Mineral Resource at La Colosa and at other projects.
The La Colosa drill programme was suspended in late February 2008 in order to comply with unexpected environmental requirements. All of the necessary documentation has been submitted to the relevant authorities for approval.
AngloGold Ashanti and its partners actively explored for precious and base metal deposits. In all, 294 targets were generated by systematic exploration in an area covering 4.2 million hectares, on 408 mineral tenement contracts, joint venture partner B2Gold Corp. continued resource delineation drilling at Gramalote, first phase drilling at Quebradona and continued reconnaissance and drill target definition work in three departments in
Colombia. Mineros S.A. drilled one target in Antioquia and conducted reconnaissance and drill target definition work at two other targets within the Segovia joint venture in the Antioquia department. Significant results were released from the Quebradona gold-copper porphyry project that are likely to increase the Mineral Resource at this project.
On receipt of all assay and geological data for the AngloGold Ashanti/B2Gold JV Quebradona drilling programme, AngloGold Ashanti has a period of 30 days in which to decide on its level of future participation in the project (49%, 51% or 65% interest). Glencore International remained focused on early stage exploration and conducted airborne geophysical surveys within joint venture areas.
AngloGold Ashanti activities during the year also included flying in-house airborne magnetometry and radiometric surveys for a total of 11,463 line kilometres.
Annual Report 2008

Cartagena
COLOMBIA
Bogotá
La Colosa
Gramalote
Quebradona
500
kilometers
0
250
SOUTH
AMERICA
Segovia
Antioquia
LEGEND
La Colosa - Prospect
Bogotá - Towm
JV Areas
Mineros SA - AGA
Glencore
B2Gold
Tenure
Granted
Free Area
Applications
Exploration, Colombia

Democratic Republic of Congo
Exploration activities undertaken on the 10,000 square kilometre Concession 40 (AngloGold Ashanti 86.22%
and OKIMO 13.78%) mineral claim that encompasses most of the Kilo greenstone belt and which remains largely unexplored by modern methods, included both regional work and additional drilling at and around the
Mongbwalu resource. Around Mongbwalu, detailed surface mapping and data integration are enhancing understanding of the immediate area's potential. At the Issuru prospect, located approximately 4 kilometres north of Mongbwalu, drilling defined potential economic mineralisation over a strike length of approximately
800 metres and a width of up to 450 metres.
Regional exploration activities focused around four main areas including Lodjo, Bunia West, Mount Tsi and
Petsi, all of which are all located within 50 kilometres of the Mongbwalu resource area. Field work concentrated on detailed mapping, soil sampling and trenching. Encouraging results were obtained from trench sampling at Lodjo. At the Petsi prospect, a 30 metres wide potentially gold mineralised shear zone has been identified by trenching over a distance of 1.8 kilometres. Results from infill soil sampling define an anomaly approximately 450 metres wide and 300 metres long. Regional aeromagnetic (5,550 square kilometres) and aerial EM surveys (1,224 square kilometres) were completed. Results of these surveys, combined with those from the regional geochemistry programmes, will provide the platform from which to fast-track regional exploration over the concession.
The findings of the DRC Minerals Review Commission have resulted in AngloGold Ashanti and the AGK joint venture engaging the DRC government to seek resolution and secure the rights to Concession 40.
Exploration activities over the Concession 40 licence were suspended in November 2008 following the deteriorating security situation which led to the precautionary withdrawal of most non-essential staff from the concession.
Russia
The formation of Zoloto Taigi, the AngloGold Ashanti/Polymetal strategic alliance vehicle was completed. It is anticipated that this strategic alliance will enable AngloGold Ashanti to increase its presence in Russia by pursuing new opportunities by participating in licence auctions, acquiring equity in prospective projects and by project generation in new or less intensely explored areas. Exploration work to increase and upgrade the resource economics at Veduga was undertaken. Trenching and drilling at this advanced project have demonstrated strike continuation of mineralisation from the south-eastern ore zone for a further 500 metres along strike. At the recently acquired Penchenga property, regional soil geochemistry has begun. The
Annual Report 2008

Global
exploration cont.
Uganda
Lake A
lbert
Lake Albert
Mongbwalu
DRC
0
30
60
kilometers
Mount Tsi
Bunia West
Petsi
Lodjo
Bunia
Sudan
Kinshasa
Democratic
Republic
of Congo
LEGEND
Bunia - Towm
Lodjo - Prospect
Exploration, DRC

Bogunay project (42 square kilometres) was sold while negotiations on the sale of Anenskoye (11.8 square kilometres) and Aprelkovskoye (161 square kilometres) continue.
Africa
During 2008, greenfield activities in Africa concentrated on project reviews and regional target generation work in west, central and east Africa. The intention is to increase the level of greenfield exploration in Africa over the next two years.
Philippines
Final approval of the Mapawa Mineral Production Sharing Agreement (MPSA) is awaited from the Department of Environment and Natural Resources (DENR) in Manila. Elsewhere in south-east Asia specific project reviews and project generation work continue.
China
In China, AngloGold Ashanti operates three co-operative joint ventures (CJVs) with local partners at Yili-Yunlong
(Xinjiang Province), Jinchanggou (Gansu Province) and Pingwu (Sichuan Province). During 2008, AngloGold
Ashanti withdrew from the Pingwu CJV at the time of the devastating Sichuan earthquake.
At the Jinchanggou CJV Project (Gansu Province), soil sampling on the eastern and western tenements indicated significant extensions to known mineralisation with anomalous gold-in-soils over more than a
16 kilometre strike length. Final approval for the Jinchanggou CJV was received from the Gansu government in late June. A subsequent programme of diamond drilling and trenching designed to test the 16 kilometre long gold-in-soil anomaly was completed at the Jinchanggou project in December. Despite intersecting significant intervals of intense alteration and shearing in drilling, analytical results were disappointing.
Results from the diamond drilling programme completed in 2007 to test a conceptual porphyry target on the tenements held by the Yili-Yunlong CJV (Xinjiang Province) returned low gold and copper results. Results of follow-
up work on other targets defined by soil sampling and geological mapping, and the investigation of geochemical anomalies coincident with silica-clay alteration, has led to the prospectivity of the area being downgraded.
An intense phase of project generation undertaken in China in 2008 resulted in tenement applications being lodged in three provinces of China; Xinjiang, Inner Mongolia and Heilongjiang.
Australia
In mid 2008, exploration at the Tropicana joint venture (AngloGold Ashanti 70%, Independence Group 30%)
moved from a focus on resource drilling of the Tropicana-Havana deposit within the Tropicana Gold Project, to initial testing of targets within potential trucking distance of the planned operation. A large number of discrete targets have been identified within a 50-60 kilometre radius of the proposed plant site (see map).
Field mapping and rock chip sampling at the Black Dragon and Voodoo Child prospects identified outcropping gold mineralisation. Analysis of rock chip sampling from Black Dragon returned high-grade gold and silver results. Subsequent reverse circulation drilling has not explained these surface results. A large geochemical gold anomaly (3 kilometre by 1 kilometre) has been defined at the Kamikaze prospect with encouraging results at the Tumbleweed prospect situated to the north of the resource area. Reverse circulation drilling returned significant results from several other prospects including Rusty Nail and Screaming Lizard.
Initial diamond drilling at Beachcomber, approximately 200 kilometres to the south and within the Tropicana joint venture area, intersected quartz veining with visible gold.
Annual Report 2008

In addition to the Tropicana joint venture area, which totals approximately 12,500 square kilometres, AngloGold
Ashanti holds 100% of a substantial land package (~6,764 square kilometres) in the Viking area. Most of the tenements in the Viking project are recent applications, with some tenements having been granted in late 2008.
Field activities will begin in 2009.
The recently acquired Bronco Plains joint venture (AngloGold Ashanti earning 50.4%), hosts an approximately
10 kilometre-long gold-in-soil anomaly peaking at 86 ppb gold. In terms of the joint venture agreement with
Image Resources, AngloGold Ashanti and Independence Group can earn a combined 72% interest in the project by spending $2 million.
The Tropicana joint venture, Bronco Plains joint venture and the Viking project cover a total distance of
600 kilometres along the margin of the Yilgarn Craton. The 5 million ounce Tropicana discovery, numerous prospects identified by AngloGold Ashanti and promising results reported by other explorers give credence to the Tropicana belt being a strike-extensive new gold province.
BROWNFIELDS EXPLORATION
Brownfields exploration, aimed at identifying replacement ounces for production, was undertaken around the globe at most current operations- with the most success being in South Africa, Australia, Ghana and Guinea.
The brownfields exploration programme for 2008 was aimed at replacing ounces at current operations and successfully added a total of 27.5 million ounces to the company's Mineral Resource.
Argentina
At Cerro Vanguardia, reconnaissance drilling continued with 45 kilometres of veins being explored via
454 reverse circulation (RC) holes. This drilling identified 17 veins for infill drilling in 2009. While infill drilling
(8,075 metres RC and 11,457.5 metres diamond drilling) extended some of the current ore shoots and added
0.28 million ounces of gold and 7.9 million ounces of silver to the Mineral Resource.
During the year, a hyperspectral survey was completed over the lease area. A new area, El Volcán, was permitted in 2008 and initial exploration activities have commenced. Deep level drilling (+300 metres) to explore the depths of current veins for underground potential began during the year. Initial results are encouraging.
Annual Report 2008

Global
exploration cont.
LEGEND
Tropicana - prospect
Perth - Town
Tropicana JV
Granted tenure
Application tenure
Viking
Granted tenure
Application tenure
Bronco Plains JV
Perth
Laverton
Kalgoorlie
Esperance
WESTERN
AUSTRALIA
Esperance
Kalgoorlie
Laverton
WESTERN AUSTRALIA
Voodoo Child
Black Dragon
Tumbleweed
Rusty Nail
Kamikazi
Beachcomber
Tropicana
Havana
Screaming Lizard
Tropicana JV
Viking
Bronco
Plains JV
400
kilometers
0 200
Tropicana, Australia

Australia
At Sunrise Dam, exploration focused on increasing the underground gold Mineral Resource to enable increased production in 2009 and 2010 while defining long-term zones of gold mineralisation up to 1.25 kilometre vertically below the mine. Additionally, short-term opportunities for satellite open pits within the immediate mine area were also investigated. During the period 41,417 metres of diamond core was drilled from 297 drill holes with 8,873.1 metres drilled into the deep targets.
At Boddington Gold Mine, a maximum of five diamond drill rigs were employed during the year to complete a total of 101,700 metres of drilling in 141 holes targeting in-pit Mineral Resource conversion and near-pit Mineral
Resource extensions. By the end of 2008, attributable Ore Reserves were increased by 1.1 million ounces to
6.7 million ounces and Mineral Resources increased by 1.6 million ounces to 11.9 million ounces of contained gold. Subsequent to year-end, AngloGold Ashanti disposed of its interest in Boddington to Newmont.
Brazil
At Córrego do Sítio, drilling of underground deposits continued. A total of 37,865 metres were drilled from surface and 10,142 metres from underground during 2008. Furthermore 3,482 metres of underground development, of which 1,107 metres were on reef, was completed. Drilling concentrated on the Carvoaria,
Laranjeiras and the Cachorro Bravo orebodies. Minor drilling (2,491 metres) was completed on surface oxide deposits. At Lamego, a total of 22,782 metres were drilled from surface and 17,632 metres from underground.
Furthermore a total of 4,063 metres of underground development, of which 1,428 metres were on reef, was completed. The drilling consisted of a combination of intermediate depth surface drilling targeted at the extensions of the Cabeca de Pedra and Arco da Velha orebodies, underground extension drilling of Queimada and surface and underground infill drilling at Carruagem.
On 10 December 2008, the purchase of the São Bento mine was completed. This area will be the focus of significant exploration in 2009.
At Serra Grande, the main targets for 2008 were Pequizão and Palmeiras. A total of 37,000 metres of diamond drilling was completed.
Ghana
At Obuasi, drilling for the Deeps project below 50 level continued with the areas below KMS and Adansi Shafts being targeted from 50 level. Active exploration continued above 50 Level.
At Iduapriem, drilling for the year consisted of Mineral Resource conversion drilling at Ajopa with a combination of RC (10,765 metres) and diamond drilling 3,127 metres). The programme was completed in December and sampling and logging of the diamond core is currently being completed.
Guinea
At Siguiri, early stage exploration in the form of gridded geochemical sampling was conducted in Block 1
(Eureka North – Kantinian corridor and Sintroko South), Block 2 (Manguity and Saraya South), the Naboun
Block (28 kilometres north of the mine) and the Corridor Block (11 kilometres from the mine). Reconnaissance air core drilling was undertaken at Satiguia, Manguity (35 kilometres west of the mine), Kouremale (Block 4) and
Kolita-Kounkoun (Block 3). Mineral Resource Delineation drilling was conducted at Saraya (55 kilometres west of the mine). Mineral Resource conversion drilling was completed at Sintroko South (8 kilometres south of the mine) and added 0.7 million ounces to the Mineral Resource and allowed for the conversion of 0.7 million ounces to Ore Reserve. Infill drilling was completed on the margins of the Séguélen (Kintinian) project.
Annual Report 2008

A major review of the geology of Block 1 conducted during the year indicated significant upside to the mineralisation. A project which has been launched to remodel the Mineral Resource while at the same time drilling out areas of postulated strike and dip extensions to mineralisation. Initial drilling of hard rock mineralisation below the current pits has provided positive results and this drilling will continue in 2009.
Mali
At Morila, only minor field work was conducted during the year with some pitting and trenching. However a significant amount of core logging and pit mapping was completed. This led to a revised geological model, including lithological overview, tectonic setting and magmatism, being developed during the year. A revised exploration programme proposal is now under consideration.
At Sadiola, exploration work in 2008 concentrated on testing targets defined in the 2007 exploration workshop.
A total of seven targets were tested (15,978 metres air core and 5,164 metres of diamond drilling).
Phase 9 of deep sulphide drilling was carried out to the north of the main pit to test the continuity of the mineralisation intersected by previous drilling to the south. A total of 11 diamond holes were drilled
(4,420 metres). This was followed by the Phase 10 drilling programme which was undertaken to collect samples for metallurgical test work. This drilling programme comprised seven long holes and 12 wedges drilled from outside the main pit, and seven short holes inside of the pit (6,118 metres).
Sulphide reconnaissance drilling (2,125 metres) was done at the FE4 pit. The programme was initiated to collect geological and structural information as well as to test for the possibility of sulphide mineralisation.
Mineral Resource delineation drilling was conducted at Lakanfla East (5,650 metres) and Sekokoto SE
(1,562 metres). Mineral Resource conversion drilling was concentrated at Sekokoto Main (6,515 metres) and
FE3S – Gap Area (6,368 metres).
A geophysical survey ground penetration radar test (GPR) was done between FE3 and FE4 to test the efficacy of this method in predicting the thickness of the laterite cover.
At Yatela, a number of boreholes were drilled to test the continuity of the north-west extension mineralisation at depth (1,107 metres). Reconnaissance drilling (4,632 metres) at Donguera indicated some thin mineralised zones. At Dinguilou, a small Mineral Resource conversion programme was completed
(3,674 metres) and the Mineral Resource definition programme was completed at year-end. Two small areas of Alamoutala were infill drilled (3,978 metres) after optimisation of the pit showed upside potential.
An infill programme was completed at Niamoulama Hill late in December and results are still outstanding.
A programme to explore gravity lows in the vicinity of Yatela was started and two holes (218 metres) were completed by year-end.
Namibia
At Navachab, geochemical soil sampling was conducted over the footwall of the Mon Repos Thrust zone
(200 samples), the Zebra target (1,762 samples) and the Ostrich and Giraffe targets. Stream sediment sampling was completed over the Okondura licence area with disappointing results. Some initial drilling was completed at the Steenbok and Starling targets. Mineral Resource conversion drilling (15,426 metres) was completed in two phases at Anomaly 16, and at Gecko 11, 868 metres was drilled. Additional Mineral Resource conversion drilling (29,376 metres) was completed around the Main Pit and North Pit 2. A Spectrum electromagnetic survey was flown in November and the interpreted results are expected in early January.
Annual Report 2008

Global
exploration cont.

South Africa
Surface drilling continued in the Project Zaaiplaats area, where the target is the Vaal Reef.
A long deflection to the east is in progress in MZA9. The deflection reached a depth of some 2,941 metres when technical issues stopped the advance of the hole. The drilling contractors are trying to reopen the hole.
MMB5 is drilling in the north-west of the main Zaaiplaats block. Due to in hole problems a new deflection was started at 1,702 metres. By the end of the year, the long deflection had reached a depth of 3,172.55 metres.
The Vaal Reef was not intersected as expected, due to faulting. Further deflections will be drilled in 2009.
A new hole, MGR8, was started during the year and continued with record excellent advances. By the end of the year the hole had advanced to a depth of nearly 1,596 metres.
Two surface boreholes in the Moab North area continued drilling into 2008. The targets were proposed Vaal
Reef blocks in a poorly-defined, structurally complex area, north of the 'Middle Mine' area. MCY5 reached a depth of 3,129.49 metres. The Vaal Reef was not intersected, but the geological information from the hole was used to define a revised and more complex structural model.
Borehole MCY4 obtained a faulted C Reef intersection at some 2,823 metres. By year-end, the long deflection in MCY4 had reached a depth of almost 3,003 metres.
Borehole G55 at Tau Lekoa was drilled to follow-up on G54. The hole was stopped at 1,513 metres, having intersected a large fault at 1,384 metres.
Tanzania
At Geita, exploration activities focused on data compilation and re-interpretation, and target generation. This work was supplemented by two major geophysical airborne surveys: a high-resolution AeroTEM survey and a high-resolution airborne magnetic survey. A major exploration workshop was held on site and involved technical specialists from greenfields exploration. The outcome of this workshop was a revision to the 2009 programme.
During the year reconnaissance drilling was completed at Nyakabale West where six diamond holes were drilled
(1,555 metres). At Matandani, 45 air core holes (4,080 metres) were drilled to investigate the possibility of the
Matendani mineralisation being developed further to the north-west. A total of 27 reverse circulation holes
(2,498 metres) were drilled on the Nyankumbu licence area.
A small follow up programme was drilled (4,015 metres) at Star and Comet after sterilisation drilling showed an anomalous intercept. No continuity of mineralisation could be determined.
United States
At Cripple Creek & Victor in Colorado, drilling continued during the year and concentrated on the Main Cresson area, North Cresson, Schist Island, Wild Horse, Squaw Gulch and an area near the old Victor Pads. Exploration drilled a total of 85,923 metres in 416 holes.
A high-grade study which included close-spaced drilling on several targets and a selective mining test of one of the zones was started. The results were encouraging as drilling on tighter centres raised the average grade of two out of three targets and the selective mining test showed the high-grade zones could successfully be predicted, modelled, and mined.
Annual Report 2008

Ore Reserves and Mineral Resources are reported in accordance with the minimum standards described by the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code,
2004 Edition), and also conform to the standards set out in the South African Code for the Reporting of Mineral
Resources and Mineral Reserves (SAMREC 2000 Code). Mineral Resources are inclusive of the Ore Reserve component unless otherwise stated.
MINERAL RESOURCES
The 2008 Mineral Resource increased by 40.5 million ounces before the subtraction of depletion. After a depletion of 7.2 million ounces, the net increase is 33.4 million ounces to give a total Mineral Resource of
241.0 million ounces. Mineral Resources were estimated at a gold price of $1,000/oz (2007: $700/oz). The increased gold price resulted in 13.3 million ounces being added to the Mineral Resource while successful exploration and revised modelling resulted in a further increase of 27.5 million ounces. The remaining loss of
0.3 million ounces is the result of various other reasons.
Mineral Resource
Million oz
Mineral Resources as at 31 December 2007
207.6
Reductions
TauTona
Transfers to Mponeng
(1.9)
Great Noligwa
Transfer of SV4 to Moab Khotsong
(1.2)
Tau Lekoa
Significant structure and facies changes to the north of Tau Lekoa
(1.2)
Other
Total of non-significant changes
(1.4)
Additions
La Colosa
Successful greenfields exploration
12.3
Mponeng
Granting of WUDL’s licence and transfers from TauTona
7.9
Moab Khotsong
Transfer of SV4 to Moab Khotsong
4.4
Obuasi
Exploration below 50 Level
3.9
Savuka
Improved economic outlook as a result of an increase in the gold price
1.8
Boddington
Growth in Mineral Resources: successful near-mine exploration drilling and higher gold price
1.6
Iduapriem
Due to increase in Mineral Resource gold price and remodelling of Block 7 & 8
1.4
Cripple Creek & Victor
Successful exploration
1.2
Sadiola
Due to increase in Mineral Resource gold price, increase in the deep sulphides project
1.2
Siguiri
Due to increase in Mineral Resource gold price and increases in the Mineral Resource at Sintroko and Foulata
1.0
Other
Total of non-significant changes
2.4
Mineral Resources as at 31 December 2008
241.0
ORE RESERVES
The 2008 Ore Reserve increased by 7.7 million ounces before the subtraction of depletion. After a depletion of
5.9 million ounces, the net increase is 1.8 million ounces to give a total Ore Reserve of 74.9 million ounces.
A gold price of $720/oz was used for Ore Reserve estimates (2007: $600/oz). The change in economic assumptions made from 2007 to 2008 resulted in the Ore Reserve increasing by 2.7 million ounces while exploration and modelling resulted in an additional increase of 5.0 million ounces.
Mineral Resources
and Ore Reserves
Annual Report 2008

Ore Reserve
Million oz
Ore Reserves as at 31 December 2007 73.1
Reductions
TauTona Carbon Leader ground between 123-126 levels was transferred to Mponeng. With the change to scattered grid mining, lower value estimates resulting from increased sampling and drilling resulted in reductions. These were partially offset by a higher mine call factor and the inclusion the Carbon Leader eastern block. (1.5)
Geita Mineral Resource model changes and the application of grade factors to mitigate low model confidence; cost increases (1.4)
Great Noligwa Transfer of the SV4 section to Moab Khotsong. (1.3)
Other Total of non-significant changes (1.1)
Additions
Mponeng Increased grades, the additional ground from TauTona 123-126 level and improved economics which allowed for the mining of Block 3 & 5. 2.8
Obuasi The increase is due to a revised mine design and schedule. 1.3
Boddington The growth in Ore Reserve is due to successful drilling and a higher gold price 1.1
Siguiri The Seguelen NW and Sintroko deposits were upgraded from Inferred to Indicated
Mineral Resource and the mining efficiency increased. 0.6
Other Total of non-significant changes 1.3
Ore Reserves as at 31 December 2008 74.9
BY-PRODUCTS
Several by-products are recovered as a result of the processing of gold Ore Reserves.
These include 0.19 million tonnes of uranium from the South African operations, 0.29 million tonnes of copper from Australia, 0.44 million tonnes of sulphur from Brazil and 35.7 million ounces of silver from Argentina. Details of by-product Mineral Resources and Ore Reserves are given in the Mineral Resource and Ore Reserve Report
2008, which is available either on the corporate website, www.AngloGoldAshanti.com, or on request from the contacts detailed at the end of this report.
EXTERNAL AUDIT OF MINERAL RESOURCE AND ORE RESERVE STATEMENT
During the course of the year and as part of the rolling audit programme, AngloGold Ashanti’s 2008 Mineral
Resources and Ore Reserves for the following operations were submitted for external audit:
•
Mponeng
•
TauTona
•
Vaal River Surface Sources
•
Iduapriem
•
Navachab
•
Sadiola
•
Yatela
The company has been informed that the audit identified no material shortcomings in the process by which
AngloGold Ashanti's Ore Reserves and Mineral Resources were evaluated. It is the company's intention to continue this process so that each of its operations will be audited every three years on average.
Annual Report 2008

COMPETENT PERSONS
The information in this report that relates to Exploration Results, Mineral Resources and Ore Reserves is based on information compiled by the Competent Persons. These individuals are identified in the report. The
Competent Persons consent to the inclusion of Exploration Results, Mineral Resources and Ore Reserves
information in this report, in the form and context in which it appears.
During the past decade, the company has developed and implemented a rigorous system of internal and external reviews of Exploration Results, Mineral Resources or Ore Reserves. A documented chain of responsibility exists from the Competent Persons at the operations to the company's Mineral Resource and
Ore Reserve Steering Committee. Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering
Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.
Note
A detailed breakdown of Mineral Resources and Ore Reserves is provided in the report entitled, "Mineral
Resource and Ore Reserve Report 2008, which is available in the annual report section of the AngloGold
Ashanti website (www.AngloGoldAshanti.com), from where it may be downloaded as a PDF file using Adobe
Acrobat Reader. This information is also available on request from the AngloGold Ashanti offices at the addresses given at the back of this report.
Annual Report 2008

Mineral Resources
and Ore Reserves cont.
Siguiri, Guinea

Annual Report 2008

MINERAL RESOURCES BY COUNTRY (ATTRIBUTABLE)
Contained
Contained
Resource
Tonnes
Grade
gold
gold
as at 31 December 2008
category
million
(g/t)
tonnes
million oz
South Africa
Measured
25.56
13.80
352.57
11.34
Indicated
739.87
3.27
2,416.79
77.70
Inferred
56.35
10.47
590.06
18.97
Total
821.77
4.09
3,359.42
108.01
Argentina
Measured
11.01
1.73
19.04
0.61
Indicated
22.00
3.48
76.49
2.46
Inferred
4.97
4.11
20.45
0.66
Total
37.99
3.05
115.98
3.73
Australia
Measured
101.25
1.19
120.77
3.88
Indicated
404.49
0.84
340.15
10.94
Inferred
154.79
0.89
138.43
4.45
Total
660.53
0.91
599.35
19.27
Brazil
Measured
11.11
7.01
77.80
2.50
Indicated
13.46
6.49
87.36
2.81
Inferred
28.51
6.76
192.59
6.19
Total
53.07
6.74
357.75
11.50
Colombia
Measured
–
–
–
–
Indicated
–
–
–
–
Inferred
409.77
1.01
415.45
13.36
Total
1.01
415.45
13.36
Democratic Republic
Measured
–
–
–
–
of Congo
Indicated
–
–
–
–
Inferred
29.25
2.69
78.53
2.52
Total
29.25
2.69
78.53
2.52
Ghana
Measured
94.21
5.21
490.68
15.78
Indicated
138.91
2.86
397.31
12.77
Inferred
100.10
4.25
425.27
13.67
Total
333.23
3.94
1,131.26
42.22
Guinea
Measured
33.53
0.63
21.25
0.68
Indicated
125.22
0.84
105.53
3.39
Inferred
64.08
0.90
57.85
1.86
Total
222.82
0.83
184.63
5.94
Mali
Measured
19.40
1.64
31.86
1.02
Indicated
26.39
2.48
65.32
2.10
Inferred
11.10
2.30
25.49
0.82
Total
56.89
2.16
122.68
3.94
Namibia
Measured
13.83
0.74
10.25
0.33
Indicated
61.94
1.26
78.05
2.51
Inferred
42.31
1.09
46.25
1.49
Total
118.08
1.14
134.55
4.33
Tanzania
Measured
–
–
–
–
Indicated
83.84
3.63
304.10
9.78
Inferred
25.12
3.81
95.77
3.08
Total
108.97
3.67
399.87
12.86
United States
Measured
255.90
0.87
223.31
7.18
Indicated
183.75
0.73
134.97
4.34
Inferred
83.61
0.66
55.60
1.79
Total
523.26
0.79
413.88
13.31
Total
Measured
565.80
2.38
1,347.53
43.32
Indicated
1,799.87
2.23
4,006.08
128.80
Inferred
1,009.96
2.12
2,141.75
68.86
Total
3,375.63
2.22
7,495.36
240.98
409.77

Annual Report 2008

Mineral Resources
and Ore Reserves cont.
ORE RESERVES BY COUNTRY (ATTRIBUTABLE)
Contained
Contained
Tonnes
Grade
gold
gold
as at 31 December 2008
Category
million
(g/t)
tonnes
million oz
South Africa
Proved
13.72
7.81
107.13
3.44
Probable
215.10
4.37
939.79
30.21
Total
228.82
4.58
1,046.92
33.66
Argentina
Proved
9.99
1.39
13.90
0.45
Probable
12.29
3.52
43.24
1.39
Total
22.27
2.56
57.13
1.84
Australia
Proved
67.82
1.10
74.54
2.40
Probable
214.50
0.90
192.57
6.19
Total
282.33
0.95
267.11
8.59
Brazil
Proved
7.77
6.44
50.06
1.61
Probable
7.02
5.82
40.87
1.31
Total
14.79
6.15
90.93
2.92
Ghana
Proved
56.85
4.24
240.89
7.74
Probable
36.43
3.82
139.10
4.47
Total
93.28
4.07
379.98
12.22
Guinea
Proved
56.13
0.56
31.48
1.01
Probable
67.11
1.04
69.64
2.24
Total
123.24
0.82
101.12
3.25
Mali
Proved
9.29
1.87
17.33
0.56
Probable
6.65
2.26
15.02
0.48
Total
15.94
2.03
32.35
1.04
Namibia
Proved
7.21
0.89
6.39
0.21
Probable
27.58
1.28
35.19
1.13
Total
34.78
1.20
41.58
1.34
Tanzania
Proved
–
–
–
–
Probable
54.30
2.93
159.06
5.11
Total
54.30
2.93
159.06
5.11
United States
Proved
122.57
0.93
104.60
3.36
Probable
55.70
0.87
48.59
1.56
Total
168.27
0.91
153.19
4.93
Total
Proved
341.35
1.89
646.31
20.78
Probable
696.67
2.42
1,683.07
54.11
Total
1,038.02
2.24
2,329.38
74.89

MINERAL RESOURCES BY COUNTRY (ATTRIBUTABLE) EXCLUSIVE OF ORE RESERVES
Contained
Contained
Resource
Tonnes
Grade
gold
gold
as at 31 December 2008
category
million
(g/t)
tonnes
million oz
South Africa Measured 14.62 14.08 205.80 6.62
Indicated 556.66 2.70 1,504.17 48.36
Inferred 56.35 10.47 590.06 18.97
Total 627.63 3.66 2,300.04 73.95
Argentina Measured – – – –
Indicated – – – –
Inferred – – – –
Total – – – –
Australia Measured 34.85 1.38 48.22 1.55
Indicated 189.99 0.78 147.58 4.74
Inferred 154.79 0.89 138.43 4.45
Total 379.63 0.88 334.22 10.75
Brazil Measured 3.20 6.63 21.20 0.68
Indicated 6.63 6.29 41.74 1.34
Inferred 27.49 6.81 187.13 6.02
Total 37.32 6.70 250.06 8.04
Colombia Measured – – – –
Indicated – – – –
Inferred 409.77 1.01 415.45 13.36
Total 409.77 1.01 415.45 13.36
Democratic Republic Measured – – – –
of Congo Indicated – – – –
Inferred 29.25 2.69 78.53 2.52
Total 29.25 2.69 78.53 2.52
Ghana Measured 33.32 6.42 241.08 6.88
Indicated 73.90 2.48 183.06 5.89
Inferred 56.46 3.75 211.95 6.81
Total 163.69 3.72 609.09 19.58
Guinea Measured 5.57 0.70 3.91 0.13
Indicated 37.13 0.79 29.51 0.95
Inferred 64.36 0.91 58.49 1.88
Total 107.06 0.86 91.91 2.95
Mali Measured 4.34 0.81 3.50 0.11
Indicated 21.42 2.37 50.75 1.63
Inferred 11.10 2.30 25.49 0.82
Total 36.87 2.16 79.74 2.56
Namibia Measured 6.63 0.56 3.71 0.12
Indicated 34.36 1.18 40.61 1.31
Inferred 42.31 1.09 46.25 1.49
Total 83.30 1.09 90.58 2.91
Tanzania Measured – – – –
Indicated 35.95 3.32 119.38 3.84
Inferred 25.12 3.81 95.77 3.08
Total 61.07 3.52 215.15 6.92
United States Measured 143.33 0.83 118.71 3.82
Indicated 128.04 0.67 86.38 2.78
Inferred 83.61 0.66 55.60 1.79
Total 354.99 0.73 260.69 8.38
Total Measured 245.87 2.52 619.12 19.91
Indicated 1,084.10 2.03 2,203.18 70.83
Inferred 960.61 1.98 1,903.16 61.19
Total 2,290.58 2.06 4,725.46 151.93
Annual Report 2008

AngloGold Ashanti has developed research and development (R&D) programmes which focus on technical initiatives to reduce risk and improve efficiency in the key areas of safety, environment, geology, mining, metallurgical processing and engineering.
Most of this work is conducted in collaboration with appropriate third parties such as research organisations, universities, other mining companies, mining service providers, equipment suppliers and contractors.
The company also encourages and supports in-house research projects to address issues at specific operations.
AngloGold Ashanti's wholly owned subsidiary, ISS International (ISSI), is a global company specialising in seismic monitoring of mines and engineering structures. ISSI, in conjunction with AngloGold Ashanti, initiates and undertakes seismological research. This seismological research and development programme is focused on addressing the shortcomings that frustrate progress in the areas of science, technology and the transfer of knowledge and experience to the relevant people. Five main areas are addressed: emergency response to rock bursts, prevention of rock bursts, intermediate- and short-term hazard assessment, alerts and back analyses.
Several of the research and development projects are done in combination with a newly established AngloGold
Ashanti Rock Engineering applied research unit. The main objective of this research and development is to enhance the safety of those working in mining operations. R&D successes include improvements in quick location methodology and location accuracy, and progress has been made in both elastic and inelastic numerical modelling and seismic data integration, and in-stope wireless communication. Significant progress has also been made in capacity building among junior research personnel.
Cyanide management remains a key issue for AngloGold Ashanti which is a signatory of the International Cyanide
Management Institute (ICMI) and the company is fully committed to achieving compliance with the International
Cyanide Management Code. The company continues to participate in the Industry Advisory Group (a sub-
committee of the ICMI) and communicates on cyanide-related issues with the ICMI on an ongoing basis. All processing operations are either fully accredited or in preparation for accreditation audits during 2009 or 2010.
AngloGold Ashanti continues to support the catalysis initiative within the AuTEK programme which is aimed at finding new industrial uses for gold. AuTEK is managed by Mintek, a South African research and development centre which also receives government funding. Fellow gold miners, Gold Fields and Harmony are co-sponsors of AuTEK with support specifically for nanotechnology and bio-medical applications respectively. The catalysis initiative has until now focused on developing catalysts for carbon monoxide oxidation for use in fuel cells and in photocatalysis. A pilot plant for the production of gold catalysts has been constructed and commissioned.
The current focus is to develop business relationships with catalyst marketing companies and potential end users. Promising applications include gas masks, mine refuge bays, gas scrubbing for underwater welding, catalytic converters for diesel engines and the catalysis of a variety of industrial chemical reactions.
Safety, health and environmental initiatives include:
•
Cyanide code implementation;
•
Fall-of-ground management initiatives including
•
Risk-based mine planning using conditional simulation techniques;
•
Improving short-term seismic hazard assessment by means of an enhanced numerical modelling capability; and
•
Improving tunnel support systems in deep, seismically active mines using a destructive proof-testing approach;
•
SPAR – Separate People And Risk (a South African division initiative to remove people from high-risk workplaces and to develop less people-intensive mining methods);
•
Implementation of integrated malaria control programmes at high prevalence sites;
Research
Annual Report 2008

and development

•
Participation in research initiatives towards an effective tuberculosis control programme in collaboration with the University of Stellenbosch and involvement in the Thibela TB project being run by the CREATE –
Consortium to Respond Effectively to the AIDS and TB Epidemic – consortium;
•
Studies into the impact of employee health and wellness on health and safety performance in collaboration with the University of the North West.
•
Initiation of a company-wide review of closure management funding and activities which will be completed during 2009; and
•
Various initiatives to reduce silica dust exposure in stopes including automated in-stope water-blasting and deployment of fogging systems.
Geological initiatives include:
•
Amira project P843 researching the geometallurgical characterisation of orebodies;
•
Testing large-scale spectral core scanning as a geometallurgical tool;
•
Production of metallurgical orebody domains based on geometallurgical characterisation and mine modelling;
•
Investigations into alternative devices for underground sampling;
•
Amira project to understand hydrothermal chemical characteristics of ores and the potential implications for processing and recovery;
•
Integration of software used for geological mapping and modelling;
•
Evaluation of the use of hand-held X-Ray Fluorescence instruments for in-situ analysis of metal content;
•
Project to apply Sirovision 3D mapping technology to deep-level South African gold mines;
•
Initial research into the use of real-time blast monitoring; and
•
Advanced geostatistical research into multivariate estimation and advanced optimisation and scheduling.
Mining initiatives include:
•
Investigation into uranium scanning technology to “infer” gold grade in samples; and
•
Development, in conjunction with Sandvik, of a mini self-climbing box-hole borer, which will remove people from the development of 30 metres box holes, has been completed and is ready to begin its first hole.
Processing initiatives include:
•
Research into the possible replacement of cyanide with thiosulphate for the leaching of gold in order to reduce environmental and health impacts associated with the use of cyanide;
•
Converting to resin-based uranium extraction which has significantly reduced power requirements;
•
The Amira P9 comminution and flotation project which is aimed at improving the efficiency of these processes with the development of sophisticated process control and simulation methods;
•
Amira P420 gold processing project focused on improving gold recovery from refractory (difficult to process)
ores; and
•
Heap-leach solution flow modelling to improve the accuracy gold production forecasting at Cripple
Creek & Victor.
Engineering initiatives include:
•
A range of initiatives to reduce electricity requirements in South Africa including:
•
Replacement of compressed air drills with more efficient electric drills in conjunction with Hilti; and
•
Introduction of the three-pipe chamber system for pumping water out from underground;
•
The phasing in of “New Era” locomotives which offer improved efficiency as well as better control systems, more effective brakes, better ergonomics and safer control systems;
•
Implementation of collision avoidance systems to reduce underground tramming accidents; and
•
Introduction of glass reinforced plastic instead of stainless steel to improve corrosion resistance in the highly acidic uranium plant.
Annual Report 2008

Regulatory information
Annual Report 2008

Annual Report 2008

Board of directors
and executive management
Annual Report 2008

EXECUTIVE DIRECTORS
MR M CUTIFANI
(50) (Australian)
BE (Min. Eng)
Chief Executive Officer
Mark Cutifani was appointed to the board of AngloGold Ashanti on 17 September
2007 and as Chief Executive Officer on 1 October 2007. He is chairman of the
Executive Committee and a member of the Transformation and Human Resources
Development, Safety, Health and Sustainable Development, and Investment
committees.
Mark has considerable experience in gold mining, having been associated with the industry since 1976. Prior to joining AngloGold Ashanti, he held the position of
Chief Operating Officer at CVRD Inco, a Toronto-based company, where he was responsible for Inco's global nickel business.
MR S VENKATAKRISHNAN (VENKAT)
(43) (British)
BCom, ACA (ICAI)
Chief Financial Officer
Venkat joined AngloGold Ashanti on 1 July 2004 from Ashanti Goldfields Company
Limited (Ashanti) where he was Chief Financial Officer until that company's merger with AngloGold Limited in May 2004. He was appointed to the board on 1 August
2005 and is a member of the Executive and Investment committees and is invited to attend meetings of the Audit and Corporate Governance Committee. He is a
member of the Treasury Committee, a sub-committee of the Audit and Corporate
Governance committee
Venkat has extensive financial experience, having been a director in the
Reorganisation Services Division of Deloitte & Touche in London prior to joining
Ashanti in 2000.
NON-EXECUTIVE DIRECTORS
MR RP EDEY
(66) (British)
FCA
Chairman and independent non-executive
Russell Edey was appointed to the board of AngloGold Ashanti on 1 April 1998, as
Deputy Chairman on 11 December 2000 and as Chairman on 1 May 2002. Based
in the United Kingdom, he is a non-executive director of Old Mutual plc, a member of the Counseil de Surveillance of Paris Orleans SA and a non-executive director of a number of companies within the NM Rothschild Group. Mr Edey is chairman of the Investment and Nominations committees and a member of the Audit and
Corporate Governance and Remuneration committees.

DR TJ MOTLATSI
(57) (South African)
Hon DSoc Sc (Lesotho)
Deputy Chairman and independent non-executive
James Motlatsi was appointed to the board of AngloGold Ashanti on 1 April 1998 and as Deputy Chairman on 1 May 2002. He is chairman of the Transformation and a member of the Safety, Health and Sustainable Development and
Remuneration committees.
James has substantial experience in and knowledge of the mining industry in general and of South Africa in particular. His association with the industry in South
Africa spans more than 30 years in various positions including past president of the
MR FB ARISMAN
(64) (American)
MSc (Finance)
Independent non-executive
Frank Arisman joined the board of AngloGold Ashanti on 1 April 1998. He serves on four board committees: Transformation and Human Resources and
Development, Audit and Corporate Governance, Nominations and Remuneration.
He is a member of the Treasury Committee, a sub-committee of the Audit and
Corporate Governance Committee. In 2008, he chaired the Financial Analysis
Committee, a special purpose committee of the board set up to consider the funding needs of AngloGold Ashanti.
Frank, who resides in the USA, has a rich background in management and finance through his experiences at JP Morgan where he held various positions and retired as Managing Director after 32 years of service.
MR RE BANNERMAN
(74) (Ghanaian)
MA (Oxon), LLM (Yale)
Independent non-executive
Reginald Bannerman became a Director of AngloGold Ashanti on 10 February
2006. He is a member of the Remuneration, Nominations and Transformation and
Human Resources and Development committees.
Reginald has a legal background and has been in law practice for more than
50 years and is currently the principal partner at Messrs Bruce-Lyle, Bannerman &
Thompson Attorneys, one of the leading private law firms in Ghana, and a member of the General Legal Council of Ghana. He is also on the board of the Valco Trust
Fund, the largest privately-run trust in Ghana. A former lecturer in law at the
Ahmadu Bello University in Nigeria, he was also formerly the mayor of Accra, the capital city of Ghana. Resident in Ghana, Reginald assists the board in matters affecting the company's activities in that country.
Annual Report 2008

and Human Resources Development and the Political Donations Committee
the South African mining industry.
a service organisation primarily responsible for the recruitment of mineworkers for
National Union of Mineworkers. He is the Executive Chairman of TEBA Limited,

NON-EXECUTIVE DIRECTORS (CONTINUED)
MR JH MENSAH
(80) (Ghanaian)
MSc (Economics, London University)
Independent non-executive
Joseph Mensah was appointed a member of the AngloGold Ashanti board on
4 August 2006, and is a member of the Audit and Corporate Governance,
Investment, Safety, Health and Sustainable Development and Nominations
committees. Joseph, a Ghanaian resident, has extensive experience in politics, and international and local economic management. He was the Minister of
Finance and Economic Planning of Ghana and a member of parliament from
1969 to 1972. He worked with a number of local and international development agencies including being a member of the African Advisory Council of the
African Development Bank from 1993 to 1997. Until December 2008, he was chairman of the National Development Planning Commission in Ghana and a
member of the Ghana Parliament representing the Sunyani East constituency.
MR WA NAIRN
(64) (South African)
BSc (Mining Engineering)
Independent non-executive
Bill Nairn has been a member of the board of AngloGold Ashanti since 1 January
2000 and chairs the Safety, Health and Sustainable Development Committee and
is a member of three other committees: Transformation and Human Resources and
Development, Investment and Nominations. Bill, a mining engineer, has considerable technical experience having been the group technical director of
Anglo American plc until 2004 when he retired from the company. Having completed the three-year cooling period, Bill is now considered an independent non-executive director of AngloGold Ashanti.
PROF WL NKUHLU
(64) (South African)
BCom, CA (SA), MBA (University of New York)
Independent non-executive
Wiseman Nkuhlu was appointed to the board on 4 August 2006. He has been the chairman of the Audit and Corporate Governance committee since 5 May 2007, having served as deputy chairman from 4 August 2006. He also serves as a member of the Nominations, Political Donations and Remuneration committees. In addition, he is the chairman of the Treasury Committee, a sub-committee of the
Audit and Corporate Governance Committee. Wiseman, a respected South African academic, educationist, professional and business leader, served as Economic
Adviser to the former President of South Africa, Mr Thabo Mbeki, and as Chief
Executive of the Secretariat of the New Partnership for Africa's Development (NEPAD)
from 2000 to 2005. From 1989 to 2000, he served as a director on a number of major South African companies, including Standard Bank, South African Breweries,
Old Mutual, Tongaat Hulett, BMW and JCI. Wiseman was President of the South
African Institute of Chartered Accountants from 1998 to 2000 and Principal and Vice
Chancellor of the University of Transkei from 1987 to 1991. He is currently the
Chairman of Pan African-Capital Holdings (Pty) Limited, a South African company
Annual Report 2008

Board of directors
and executive management cont.

Annual Report 2008

that focuses on research and investments, fund management and private equity, and of Metropolitan Limited, Bigen Africa (Pty) Limited and Kagiso Trust Investments. He
is also a member of the board of Datatec Limited. He was elected President of the
Geneva-based International Organization of Employers (IOE) in May 2008 for a period of two years. He is a member of the Financial Crisis Advisory Group of the IASB and
FASB.
MR SM PITYANA
(49) (South African)
BA (Hons) (Essex), MSc (London); Dtech (Honoris) (Vaal University of Technology)
Independent non-executive
Sipho Pityana joined the board of AngloGold Ashanti on 13 February 2007 and assumed the chairmanship of the Remuneration Committee on 1 August 2008. He
is a member of the Safety, Health and Sustainable Development, Political
Donations, Investment, Nominations and the Transformation and Human
Resources Development committees. Sipho has extensive experience in management and finance, and has occupied strategic roles in both the public and private sectors, including that of Director General of the national Departments of both
Board movements during 2008
Mrs E Le R Bradley retired on 6 May 2008.
Mr S R Thompson resigned on 28 July 2008.
EXECUTIVE MANAGEMENT
DR CE CARTER (46)
BA (Hons), DPhil, EDP
Executive Vice President – Business Strategy
Charles Carter has worked in the mining industry since 1991, in South Africa and the United States in a range of corporate roles with Anglo American Corporation,
RFC Corporate Finance and AngloGold Ashanti. He was appointed Executive Vice
President – Business Strategy in December 2007, responsible for corporate strategy and business planning, risk management and investor relations.
MR RN DUFFY (45)
BCom, MBA
Executive Vice President – Africa
Richard Duffy joined Anglo American in 1987 and in 1998 was appointed executive officer and managing secretary of AngloGold. In November 2000, he was appointed head of business planning and in 2004 assumed responsibility for all new business opportunities globally. In April 2005, this role was expanded to include greenfields exploration. He was appointed to the Executive Committee in
August 2005. Richard was appointed as Executive Vice President – Africa in
July 2008.
a non-executive director on the boards of several other South African companies.
a local empowerment group and a significant investor in mining, engineering,
Labour and Foreign Affairs. He was formerly a senior executive of Nedbank Limited and is currently the executive chairman of Izingwe Holdings (Proprietary) Limited, infrastructure and logistics, and AngloGold Ashanti’s BEE partner. He serves as

Annual Report 2008

MR GJ EHM (52)
BSc Hons, MAusIMM, MAICD
Executive Vice President – Australasia
Graham Ehm has, since 1979, gained diverse experience in mine operations and project management, covering the nickel, phosphate, copper, uranium and gold sectors. He was appointed General Manager Sunrise Dam Gold Mine in 2000,
Regional Head – Australia in 2006, and took up his current role as Executive Vice
President – Australasia in December 2007.
MR RW LARGENT (48)
BSc (Min. Eng), MBA
Executive Vice President – Americas
Ron Largent has been with the company since 1994. He is a board member of the
Colorado Mining Association in Denver and has served on the Board of Directors for the California Mining Association and the Nevada Mining Association. In 2001, he
was appointed as General Manager of the Cripple Creek & Victor Gold Mine and took up his current role as Executive Vice President – Americas in December 2007.
MR RL LAZARE (52)
BA, HED, DPLR, SMP
Executive Vice President – Human Resources
Robbie Lazare joined Anglo American Gold and Uranium Division in 1982, working in a variety of management posts until 1999 when he was appointed general manager of TauTona. In December 2004, he was appointed an executive officer with responsibility for South African operations and in July 2008, Executive Vice
President – Human Resources.
MR MP LYNAM (47)
BEng (Mech)
Vice President – Finance, Treasury and Company Secretarial
Mark Lynam joined the Anglo American group in 1983 and has been involved in the hedging and treasury area since 1990. In 1998, he joined AngloGold as treasurer and was appointed an executive officer in May 2004. He was appointed as Vice
President – Finance, Treasury and Company Secretarial in July 2008.
MR AM O'NEILL (51)
BSc (Mining Engineering), MBA
Executive Vice President – Business and Technical Development
Tony O’Neill joined AngloGold Ashanti in July 2008 as Executive Vice President –
Business & Technical Development, having consulted to the company prior to this on its asset portfolio strategy. His extensive career in mining since 1978 includes the role of Executive – Operations at Newcrest Mining Limited and Executive
General Manager for gold at Western Mining Corporation.
Board of directors
and executive management cont.

Annual Report 2008

MR TML SETILOANE (49)
FAE, BSc (Mech Eng)
Executive Vice President – Sustainability
Thero Setiloane joined AngloGold in May 2003 from Real Africa Holdings, where he had been an executive director. He is the chairman of Rand Refinery Limited. He was appointed an executive officer and a member of AngloGold Ashanti's
Executive Committee in February 2006 and as Executive Vice President –
Sustainability in December 2007.
MS YZ SIMELANE (43)
BA LLB, FILPA, MAP
Vice President – Government Relations
Yedwa Simelane joined AngloGold in November 2000 from the Mineworkers'
Provident Fund where she was the senior manager of the Fund. She was appointed an executive officer in May 2004 and Vice President – Government
Relations in July 2008.
MR NW UNWIN (56)
BA
Executive Vice President – Corporate Services
Nigel Unwin joined Anglo American as a trainee in human resources in 1974 and spent 18 years in operations and corporate roles. He then worked in the CFTA retail sector for seven years before joining AngloGold in 1999 as an executive officer.
Following the acquisition of Acacia Resources by AngloGold at the end of 1999, he
managed the integration of the two companies in Australia before taking over the
Human Resources and Information Technology portfolios in 2001. He was appointed Executive Vice President – Corporate Services in July 2008.
Executive management movements during 2008
Peter Rowe retired from the Executive Committee on 30 June 2008. His roles and responsibilities were assumed by Tony O’Neill.
COMPANY SECRETARY
MS L EATWELL (54)
FCIS
Lynda Eatwell joined AngloGold in 2000 as assistant company secretary and was appointed company secretary in December 2006. She is responsible for ensuring compliance with statutory and corporate governance requirements and the regulations of the stock exchanges on which AngloGold Ashanti is listed.

AngloGold Limited was founded in June 1998 through the consolidation of the gold mining interests of Anglo
American. The company, AngloGold Ashanti as it is now, was formed on 26 April 2004 following the business combination between AngloGold and Ashanti Goldfields Company Limited. AngloGold Ashanti is currently the third largest gold producing mining company in the world.
CURRENT PROFILE
AngloGold Ashanti Limited, headquartered in Johannesburg, South Africa, is a global gold company with a portfolio of long-life, relatively low-cost assets and differing orebody types in key gold producing regions. The company's 21 operations are located in 10 countries (Argentina, Australia, Brazil, Ghana, Guinea, Mali,
Namibia, South Africa, Tanzania and the United States of America), and are supported by extensive exploration activities. The combined Proved and Probable Ore Reserves of the group amounted to 74.9 million ounces as at 31 December 2008.
The primary listing of the company's ordinary shares is on the JSE Limited (JSE) in South Africa. Its ordinary shares are also listed on stock exchanges in London, Paris and Ghana, as well as being quoted in Brussels in the form of International Depositary Receipts (IDRs), in New York in the form of American Depositary Shares
(ADSs), in Australia, in the form of Clearing House Electronic Subregister System Depositary Interests (CDIs)
and in Ghana, in the form of Ghanaian Depositary Shares (GhDSs).
AngloGold Ashanti Limited (Registration number 1944/017354/06) was incorporated in the Republic of South
Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and operates under the
South African Companies Act 61 of 1973, as amended.
HISTORY AND SIGNIFICANT DEVELOPMENTS OF THE COMPANY
Below are highlights of key corporate activities from 1998:
1998
•
Formation of AngloGold Limited through the consolidation of East Rand Gold and Uranium Company
Limited; Eastvaal Gold Holdings Limited; Southvaal Holdings Limited; Free State Consolidated Gold Mines
Limited; Elandsrand Gold Mining Company Limited; H.J. Joel Gold Mining Company Limited and Western
Deep Levels Limited into a single, focused, independent, gold mining company. Vaal Reefs Exploration and
Mining Company Limited (Vaal Reefs), the vehicle for the consolidation, changed its name to AngloGold
Limited and increased its authorised share capital, effective 30 March 1998
1999
•
Acquisition of minority shareholders interest in Driefontein Consolidated Limited (17%); Anmercosa Mining
(West Africa) Limited (100%); Western Ultra Deep Levels Limited (89%); Eastern Gold Holdings Limited
(52%); Erongo Mining and Exploration Company Limited (70%)
•
Purchased Minorco's gold interests in North and South America
•
Acquisition of Acacia Resources in Australia
2000
Acquired:
•
a 40% interest in the Morila mine in Mali from Randgold Resources Limited
•
a 50% interest in the Geita mine in Tanzania from Ashanti Goldfields Company Limited (Ashanti)
•
a 25% interest in OroAfrica, South Africa's largest manufacturer of gold jewellery, and
Group
information
Annual Report 2008

2001
•
AngloGold sold the Elandsrand and Deelkraal mines to Harmony Gold Mining Company Limited (Harmony);
disposed of its interests in No. 2 Shaft Vaal River Operations to African Rainbow Minerals (ARM) and made an unsuccessful take-over bid for Normandy Mining Limited
2002
•
Sold the Free State assets to ARM and Harmony
•
Acquired an additional 46.25% of the equity, as well as the total loan assignment, of Cerro Vanguardia SA from Pérez Companc International SA, thereby increasing its interest in Cerro Vanguardia to 92.5%
2003
•
Disposed of its wholly owned Amapari project to Mineração Pedra Branca do Amapari
•
Sold its 49% stake in the Gawler Craton Joint Venture, including the Tunkillia project located in South
Australia to Helix Resources Limited
•
Sold its interest in the Jerritt Canyon Joint Venture to Queenstake Resources USA Inc
•
Disposed of its entire investments in East African Gold Mines Limited and in Randgold Resources Limited
•
Purchased a portion of the Driefontein mining area in South Africa from Gold Fields Limited
2004
•
Sold its Western Tanami project to Tanami Gold NL in Australia
•
Concluded the business combination with Ashanti Goldfields Company Limited, on which the company changed its name to AngloGold Ashanti Limited
•
Acquired the remaining 50% interest in Geita as a result of the business combination
•
AngloGold Holdings plc, a subsidiary of AngloGold, completed an offering of $1 billion principal amount
2,375% convertible bonds, due 2009, and guaranteed by AngloGold Ashanti
•
Acquired a 29.8% stake in Trans-Siberian Gold plc
•
Sold its Union Reefs assets to the Burnside Joint Venture, comprising subsidiaries of Northern Gold NL
(50%) and Harmony (50%)
•
Sold its entire interest in Ashanti Goldfields Zimbabwe Limited to Mwana Africa Holdings (Proprietary) Limited
•
Sold its 40% equity interest in Tameng Mining and Exploration (Pty) Limited of South Africa (Tameng) to
Mahube Mining (Pty) Limited
•
Subscribed for a 12.3% stake in the expanded issued capital of Philippines explorer Red 5 Limited
Annual Report 2008

Savuka, South Africa

2005
•
Substantially restructured its hedge book in January 2005
•
Signed a three-year $700 million revolving credit facility
•
Disposed of exploration assets in the Laverton area in Australia
•
Disposed of its La Rescatada project to ARUNANI SAC, a local Peruvian corporation
•
Acquired an effective 8.7% stake in China explorer, Dynasty Gold Corporation
•
The Director-General of Minerals and Energy notified AngloGold Ashanti in August 2005 that its application for the new order mining rights in terms of the South African Mineral and Petroleum Resources Development
Act had been granted
2006
•
Raised $500 million in an equity offering
•
Acquired two exploration companies, Amikan and AS APK, from TSG as part of the company's initial contribution towards its strategic alliance with Polymetal
•
Formed a new company with B2Gold (formerly Bema Gold) to jointly explore a select group of mineral opportunities located in northern Colombia, South America
•
AngloGold Ashanti (U.S.A.) Exploration Inc, International Tower Hill Mines Ltd (ITH) and Talon Gold Alaska,
Inc. (Talon), a wholly owned subsidiary of ITH, entered into an Asset Purchase and Sale and Indemnity
Agreement whereby AngloGold Ashanti sold to Talon a 100% interest in six Alaskan mineral exploration properties and associated databases in return for an approximate 20% interest in ITH. AngloGold Ashanti has the option to increase or dilute its stake in these projects, subject to certain conditions
•
Disposed of its entire business undertaking related to the Bibiani mine and Bibiani North prospecting permit to Central African Gold plc
•
Entered into a 50:50 strategic alliance with Russian gold and silver producer, OAO Inter-Regional Research and Production Association Polymetal (Polymetal), in terms of which Polymetal and AngloGold Ashanti would co-operate in exploration and the acquisition and development of gold mining opportunities within the Russian Federation
Annual Report 2008

Group
information cont.
Siguiri,Guinea

•
Implemented an empowerment transaction with two components: the development of an employee share ownership plan (ESOP) and the acquisition by Izingwe Holdings (Proprietary) Limited (an empowerment company) of an equity interest in AngloGold Ashanti
2007
•
Acquired the minority interests previously held by the Government of Ghana (5%) and the International
Finance Corporation (10%) in the Iduapriem and Teberebie mines
•
Anglo American plc sold 69.1 million ordinary shares of AngloGold Ashanti, thereby reducing Anglo
American's shareholding in AngloGold Ashanti from 41.8% to 16.6%
•
Announced the successful closing of a $1.15 billion syndicated revolving credit facility
2008
•
Issued 69,470,442 ordinary shares in a fully subscribed rights offer
•
Acquired Golden Cycle Gold Corporation through the issue of 3,181,198 ordinary shares, resulting in
Cripple Creek & Victor becoming a wholly-owned subsidiary
•
Sold entire holding in Nufcor International Limited and cancelled 1 million pounds of outstanding uranium contracts
•
Acquired São Bento Gold Company Limited through the issue of 2,701,660 ordinary shares with the ultimate result of doubling production from the Córrego do Sítio project
•
Entered into a $1 billion term facility agreement to be used to redeem the $1 billion convertible bonds due
February 2009
For full details of major corporate developments that occurred during 2008 and subsequent to year-end, refer to ‘Significant announcements during the year under review and subsequent to year-end’ in the Directors'
report on page 186.
Annual Report 2008

Cerro Vanguardia, Argentina

AngloGold Ashanti's rights to own and exploit Mineral Reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties on which these reserves and deposits are situated.
In several of the countries in which AngloGold Ashanti operates there are, in some cases, certain restrictions on the group's ability to independently move assets out of these countries and/or transfer assets within the group, without the prior consent of the local government or minority shareholders involved.
ARGENTINA
According to Argentinian mining legislation, mines are the private property of the nation or a province, depending on where they are located. Individuals are empowered to explore for and to exploit and dispose of mines as owners by means of a legal licence granted by a competent authority under the provisions of the
Argentine Mining Code. The legal licences granted for the exploitation of mines are valid for an undetermined period, provided that the mining title holder complies with the obligations settled in the Argentine Mining Code.
In Argentina, the usual ways of transferring a right over a mining licence are: to sell the licence; to lease such a licence; or to assign the right under such a licence by a beneficial interest or Usufruct Agreement. In the case of Cerro Vanguardia – AngloGold Ashanti's operation in Argentina – the mining title holder is its partner,
Fomicruz, and in terms of the Usufruct Agreement signed between them and Cerro Vanguardia SA on 27
December 1996, the latter has the irrevocable right to the exploitation of the deposit for a period of 40 years.
This agreement expires on 27 December 2036.
AUSTRALIA
In Australia, with few exceptions, all onshore mineral rights are reserved by the government of the relevant state or territory. Exploration for and mining of minerals is regulated by general mining legislation and controlled by the mining ministry of each respective state or territory.
Where native title has not been extinguished, native title legislation may apply to the grant of tenure and some subsequent administrative processes. Federal and state Aboriginal heritage legislation also operates to protect special sites and areas from disturbance although to date there has not been any adverse impact on any of
AngloGold Ashanti's operating properties.
AngloGold Ashanti's operating properties are located in the state of Western Australia. The most common forms of tenure are exploration and prospecting licences, mining leases, miscellaneous licences and general purpose leases. In most Australian states, if the holder of an exploration licence establishes indications of an economic mineral deposit and complies with the conditions of the grant, the holder of the exploration licence has a priority right against all others to apply for a mining lease which gives the holder exclusive mining rights with respect to minerals on the property.
It is possible for an individual or entity to own the surface of the property and for another individual or entity to own the mineral rights. Typically, the maximum initial term of a mining lease is 21 years, and the holder has the right to renew the lease for an additional 21 years. Subsequent renewals are granted at the discretion of the respective state or territory's minister responsible for mining rights. Mining leases can only be assigned with the consent of the relevant minister.
Government royalties are payable as specified in the relevant legislation in each state or territory. A general purpose lease may also be granted for one or more of a number of permitted purposes. These purposes include erecting, placing and operating machinery and plant in connection with mining operations, depositing or treating minerals or tailings and using the land for any other specified purpose directly connected with mining operations.
Annual Report 2008

The regulatory
environment enabling AngloGold Ashanti to mine

AngloGold Ashanti owns the mineral rights and has 21-year term mining leases with rights of renewal to all of its mining areas in Australia, including its proportionate share of joint venture operations. Both the group and its joint venture partners are fully authorised to conduct operations in accordance with relevant laws and regulations. The mining leases and rights of renewal cover the current life-of-mine at AngloGold Ashanti's operations in Australia.
BRAZIL
In Brazil, there are two basic mining rights:
•
a licence for the exploration stage, valid for a period of up to three years, renewable once; and
•
a mining concession or mine manifest, valid for the life of the deposit.
In general, exploration licences are granted on a first-come, first-served basis. Mining concessions are granted to the holders of exploration licences that manage to prove the existence of a Mineral Resource and have been licensed by the environmental competent authority.
Mine manifests (mining titles granted in 1936) and mining concessions (mining titles presently granted through an order signed by the Secretary of Mines of the Ministry of Mines and Energy) are valid for an undetermined period until depletion of reserves, provided that the mining title holder complies with current Brazilian mining and environmental legislation, as well as with those requirements set out by the National Department of Mineral
Production (DNPM) which acts as the inspecting entity for mining activities. Obligations of the titleholder include:
•
the start of construction, as per an approved development plan, within six months of the issuance of the concession;
•
extracting solely the substances indicated in the concession;
•
communicating to the DNPM the discovery of a mineral substance not included in the concession title;
•
complying with environmental requirements;
•
restoring the areas degraded by mining; refrain from interrupting exploitation for more than six months; and
•
reporting annually on operations.
The difference between a mine manifest and a mining concession lies in the legal nature of these two mining titles, since it is much more difficult and complicated for the public administration to withdraw a mine manifest than a mining concession although, in practice, it is possible for a manifest to be cancelled or to become extinct if the abandonment of the mining operation is formally proven. All of AngloGold Ashanti's operations in Brazil have indefinite mining licences.
Annual Report 2008

Serra Grande, Brazil

COLOMBIA
The underlying principle of Colombian mining legislation is: first in time, first in right.
The process starts with a proposal, the presentation of which gives a right of preference, if the area is free, to obtain the area. The maximum extent of an area covered by such a proposal is 10,000 hectares. Once a proposal has been received, the relevant government agency undertakes an investigation to determine whether another proposal has been received regarding the area concerned or whether an existing contract for the area is already in place. The government agency grants a “free zone” when the proposal made has a right of preference.
The concession contract
The government agency grants an exclusive concession contract for exploration and exploitation. Such a concession allows the concessionaire to conduct the studies, works and installations necessary for establishing the existence of minerals and their exploitation. The total term of such a concession is 30 years. This period can be renewed for another 30 years. The period allowed for exploration is three years, with a potential extension of two years. The period for construction and development is two years with an option to extend by one year.
Once the concessionaire has completed its exploration programme, a proposed plan of works and installations of exploitation and a study of the environmental impact must be completed in order to receive an environmental licence, without which it is not possible to start the development programme necessary to begin mining. The terms of the concession start from the date of registration of the contract at the National Mining Register;
similarly, all obligations begin at that date. Once a mining concession has been awarded, the operating entity must take out an insurance policy to cover any possible environmental damage and its mining obligations.
Economic and tax aspects
Surface fee
During exploration: For areas not exceeding 2,000 hectares, approximately $1 per hectare. For areas between
2,000 and 5,000 hectares, approximately $2 per hectare. For areas between 5,000 and 10,000 hectares, approximately $3 dollars per hectare.
Royalty
The royalty paid to the Colombian government is equivalent to a percentage of the exploited primary product, the object of the mining title, and its sub-products. For gold, it is 4%.
The system of royalty payments and adjustments to such payments apply from the date the concession contract comes into force and for the entire period of its validity. Any official changes to the laws governing the payment of royalties will only apply to contracts granted and completed after these laws have been promulgated.
GHANA
The Constitution of Ghana as well as the Minerals and Mining Act, 2006 (Act 703) (the Act) provide that all minerals in Ghana in their natural state are the property of the State and title to them is vested in the President on behalf of and in trust for the people of Ghana, with rights of prospecting, recovery and associated land usage being granted under licence or lease.
Annual Report 2008

The regulatory
environment enabling AngloGold Ashanti to mine cont.

The grant of a mining lease by the Minister of Mines is normally subject to parliamentary ratification unless the mining lease falls into a class of transactions exempted by Parliament.
Control of mining companies
The Minister of Mines has the power to object to a person becoming or remaining a ''shareholder controller'', a ''majority shareholder controller'' or an ''indirect controller'' of a company which has been granted a mining lease if he considers that the public interest would be prejudiced by the person concerned becoming or remaining such a controller.
The Act provides for stability agreements as a mechanism to ensure that the incentives and protection afforded by laws in force at the time of the stability agreement are guaranteed for 15 years. A stability agreement is subject to ratification by Parliament.
Prior to the business combination between AngloGold and Ashanti in April 2004, AngloGold and the
government of Ghana agreed the terms of a stability agreement to govern certain aspects of the fiscal and regulatory framework under which AngloGold Ashanti would operate in Ghana following the implementation of the business combination. The stability agreement necessitated the amendment of the Obuasi Mining Lease which has been ratified by Parliament.
Under the stability agreement, the government of Ghana agreed:
•
to extend the term of the mining lease relating to the Obuasi mine until 2054 on terms existing prior to the business combination;
•
to maintain for a period of 15 years, the royalties payable by AngloGold Ashanti with respect to its mining operations in Ghana at a rate of 3% per annum of the total revenue from minerals obtained by AngloGold
Ashanti from such mining operations;
•
to ensure that the income tax rate would be 30% for a period of fifteen years. The agreement was amended in December 2006 to make the tax rate equal to the prevailing corporate rate for listed companies;
•
that a sale of AngloGold Ashanti's or any of its subsidiaries' assets located in Ghana remains subject to the government's approval;
•
to permit AngloGold Ashanti and any or all of its subsidiaries in Ghana to retain up to 80% of their exportation proceeds in foreign currencies offshore, or if such foreign currency is held in Ghana, to guarantee the availability of such foreign currency; and
•
to retain its special rights (Golden Share) under the provisions of the Mining Act pertaining to the control of a mining company, in respect of its assets and operations in Ghana.
Further, the Government of Ghana agreed that AngloGold Ashanti's Ghanaian operations will not be adversely affected by any new enactments or orders, or by changes to the level of payments of any customs or other duties relating to mining operations, taxes, fees and other fiscal imports or laws relating to exchange control, transfer of capital and dividend remittance for a period of 15 years after the completion of the business combination.
Retention of foreign earnings
AngloGold Ashanti's operations in Ghana are permitted to retain 80% of their foreign exchange earnings in such an account. In addition, the company has permission from the Bank of Ghana to retain and use, outside of
Ghana, dollars required to meet payments to the company's hedge counterparts which cannot be met from the cash resources of its treasury company.
Annual Report 2008

Localisation policy
A detailed programme must be submitted for the recruitment and training of Ghanaians with a view to achieving
'localisation', which is the replacement of expatriate personnel by Ghanaian personnel. In addition, the holder must give preference to Ghanaian products and personnel, to the maximum extent possible, consistent with safety, efficiency and economies.
Except as otherwise provided in a specific mining lease, all immovable assets of the holder under the mining lease vest in the State on termination, as does all moveable property that is fully depreciated for tax purposes.
Moveable property that is not fully depreciated is to be offered to the State at the depreciated cost. The holder must exercise his rights subject to such limitations relating to surface rights as the Minister of Mines may prescribe.
Mining properties
Obuasi
The current mining lease for the Obuasi area was granted by the government of Ghana on 5 March 1994. It grants mining rights to land with an area of approximately 334 square kilometres in the Amansie East and
Adansi West districts of the Ashanti region for a term of 30 years from the date of the agreement. In addition, the application for a mining lease over the adjacent 140 square kilometres has also been granted resulting in the total area under mining lease conditions increasing to 474 square kilometres, (the Lease Area). The company is required to pay rent to the government of Ghana (subject to review every five years, when the rent may be increased by up to 20%) at a rate of approximately $5 per square kilometre and such royalties as are prescribed by legislation, including royalties on timber felled within the Lease Area. The government of Ghana agreed to extend the term of the mining lease relating to the Obuasi mine until 2054. The mining lease was formally ratified by Parliament on 23 October 2008.
Iduapriem and Teberebie
Iduapriem has title to a 33 square kilometre mining lease granted on 19 April 1989 for a period of 30 years.
The terms and conditions of the lease are consistent with similar leases granted in respect of the Obuasi mining lease.
Teberebie has two leases, one granted in February 1998 for a term of 30 years, and another granted in June
1992 for a term of 26 years. The terms and conditions of these leases are consistent with similar leases granted in respect of the Obuasi mining lease.
Annual Report 2008

The regulatory
environment enabling AngloGold Ashanti to mine cont.
Obuasi, Ghana

GUINEA
In Guinea, all mineral substances are the property of the State. Mining activities are primarily regulated by the
Mining Code, 1995. The right to undertake mining operations can only be acquired by virtue of one of the following mining titles: surveying permit, small-scale mining licence, mining prospecting licence, mining licence or mining concession.
The holders of mining titles are guaranteed the right to dispose freely of their assets and to organise their enterprises as they wish, the freedom to engage and discharge staff in accordance with the regulations in force, free movement of their staff and their products throughout Guinea and freedom to dispose of their products in international markets.
The group's Guinea subsidiary, Société Ashanti Goldfields de Guinée SA (SAG), has title to the Siguiri mining concession area which was granted on 11 November 1993 for a period of 25 years. The agreement provides for an eventual extension/renegotiation after 23 years for such periods as may be required to exhaust economic
Ore Reserves.
At Siguiri the original area granted of 8,384 square kilometres was reduced to a concession area of four blocks totalling 1,495 square kilometres.
SAG has the exclusive right to explore and mine in the remaining Siguiri concession area for an additional
22-year period from 11 November 1996 under conditions detailed in a Convention de Base which predates the new Guinea Mining Code.
Key elements of the Convention de Base are that:
•
the government of Guinea holds a 15% free-carried or non-contributory interest; a royalty of 3% based on a spot gold price of less than $475/oz, and 5% based on a spot gold price above $475/oz, as fixed on the
London Gold Bullion Market, is payable on the value of gold exported; a local development tax of 0.4% is payable on gross sales revenue; salaries of expatriate employees are subject to a 10% income tax; mining goods imported into Guinea are exempt from all import taxes and duties for the first two years of commercial production; and
•
SAG is committed to adopt and progressively implement a plan for the effective rehabilitation of the mining areas disturbed or affected by operations.
The Convention de Base is subject to early termination if both parties formally and expressly agree to do so, if all project activities are voluntarily suspended for a continuous period of eight months or are permanently abandoned by our subsidiary or if SAG goes into voluntary liquidation or is placed into liquidation by a court of competent jurisdiction.
In addition to the export tax payable to the government of Guinea, a royalty on production may be payable to the International Finance Corporation (IFC) and to Umicore SA, formerly Union Miniere (UM). Pursuant to the option agreement between UM and Golden Shamrock Mines Limited (GSM), a royalty on production may be payable to UM by Chevaning Mining Company Limited (CMC) or GSM, which payment obligation has been assigned to AngloGold Ashanti (Ghana) Limited, on a sliding scale of between 2.5% and 7.5%, based on the spot gold price per ounce of between $350 and $475/oz, subject to indexing from 1 January 1995, to a cumulative maximum of $60 million. In addition, under the terms of the restructuring agreement with the IFC, a sliding scale royalty on production may be payable to the IFC calculated on the same basis but at half the rate payable to UM, to a maximum of $7.8 million. The royalty payable to the IFC was fully discharged in
January 2008.
Annual Report 2008

MALI
Mineral rights in Mali are governed by Ordinance No. 99-32/P-RM of 19 August 1999 enacting the mining code, as amended by 013/2000/P-RM of 10 February 2000 and ratified by Law No. 00-011 of 30 May 2000 (the
Mining Code), and Decree No. 99-255/P-RM of 15 September 1999 implementing the Mining Code.
Prospecting activities may be carried out under prospecting authorisations (autorisation de prospection) which is an exclusive right for an individual or corporate entity to carry out prospecting activities over a given area for a period of three years renewable without a reduction in the area of the authorisation. Research activities may be carried out under research permits (permis de recherché). The latter are granted to corporate entities only by order of the Minister in charge of Mines. Research permits are granted for a period of three years, renewable twice for additional three-year periods. Each renewal of the research permit requires a relinquishment of 50%
of the area covered by such permit. The entity applying for such a permit must provide proof of technical and financial capabilities.
An exploitation permit (permis d'exploitation) is required to mine a deposit located within the area of a prospecting authorisation or a research permit. The exploitation permit grants exclusive title to prospect, research and exploit the named substances for a maximum period of 30 years renewable three times for an additional 10 years. The exploitation permit is granted only to the holder of an exploration permit or of a prospecting authorisation and covers only the area covered by the exploration permit or the prospecting authorisation. An application must be submitted to the Minister in charge of Mines and to the National Director of Mines.
As soon as the exploitation permit is granted, the holder of the exploitation permit must incorporate a company under the law of Mali. The holder of the permit will assign the permit for free to this company. The State will have a 10% free carry interest. This interest will be converted into priority shares and the State's participation will not be diluted in the case of increasing the capital.
Applications for exploitation permits must contain various documents attesting to the financial and technical capacity of the applicant, a detailed environmental study in respect of the impact of the project on the environment, a feasibility study, and a bank deposit. The permit is granted by decree of the Head of
Government. A refusal to grant a permit may only be based on two grounds: insufficient evidence to support the exploitation of the deposit and/ or a failure of the environmental study.
Annual Report 2008

The regulatory
environment enabling AngloGold Ashanti to mine cont.
Morila, Mali

Applications for prospecting authorisations and research permits must contain various documents attesting to the financial and technical capacity of the applicant, a detailed works and cost programme, a map defining the area which is being requested and the geographical coordinates thereof, the exact details relating to the identity of the applicant and evidence of the authority of the signatory of the application. Such titles are granted by
Ministerial Order. Any refusal to grant such titles shall be notified by letter from the Minister in charge of Mines to the applicant.
The mining titles mentioned above all require an establishment convention (convention d'etablissement)
to be signed by the State and the titleholder defining their rights and obligations. A standard form of such establishment convention has been approved by decree of the Head of Government.
AngloGold Ashanti has interests at Morila, Sadiola and Yatela, all of which are governed by establishment conventions covering exploration, mining, treatment and marketing in a comprehensive document. These documents include the general conditions with regard to exploration (work programme, fiscal and customs regime) and exploitation (formation of a local limited liability company and mining company, state shareholdings, the fiscal and customs regime during construction and exploitation phases, exchange controls, marketing of the product, accounting regime, training programmes for local labour, protection of the environment, reclamation, safety, hygiene and settlement of disputes).
As the establishment conventions contain stabilisation clauses, the mining operations carried out by the
AngloGold Ashanti entities in Mali are subjected to the provisions of the previous mining codes of 1970 and
1991 but also, for residual matters, to the provisions of the Mining Code of 1999.
AngloGold Ashanti has complied with all applicable requirements and the relevant permits have been issued. Morila, Sadiola and Yatela have 30-year permits which expire in 2029, 2024 and 2030, respectively.
NAMIBIA
Mineral rights in Namibia vest in the State. In order to prospect or mine, the Ministry of Mines and Energy initially grants an exclusive prospecting licence and on presentation of a feasibility study, a mining licence is then granted taking into account the ability of the company, including its mining, financial and technical capabilities, rehabilitation programmes and payment of royalties. The relevant licence has been granted to AngloGold
Namibia (Pty) Ltd in respect of its mining and prospecting activities in Namibia. The current 15-year mining licence expires in October 2018.
SOUTH AFRICA
In October 2002, the President of South Africa assented to the Mineral and Petroleum Resources
Development Act (MPRDA), which had been passed by the Parliament of South Africa in June 2002 and came into effect on 1 May 2004. The objects of the Act are, among other things, to allow for state sovereignty over all mineral and petroleum resources in the country, to promote economic growth and the development of these resources and to expand opportunities for the historically disadvantaged. The object is also to ensure security of tenure concerning prospecting, exploration, mining and production operations.
The state ensures that holders of mining and prospecting rights contribute to the socio-economic development of the areas in which they are operating.
Annual Report 2008

The Broad-Based Socio-Economic Charter for the South African Mining Industry (the Mining Charter) developed out of the MPRDA. The Mining Charter committed all stakeholders in the mining industry to transfer ownership of
26% of their assets to black or historically disadvantaged South Africans (HDSAs) within 10 years. In addition, the government indicated that it would issue a Scorecard against which companies could gauge their empowerment credentials as well as engineering innovative ways of assisting business to meet the empowerment criteria. The fact that the Mining Charter enjoyed the full support from the mining houses, South African government and the unions, gives it great credibility and improves the chances for success in the long run.
The objectives of the Mining Charter are to:-
•
promote equitable access to the nation's Mineral Resources by all the people of South Africa;
•
substantially and meaningfully expand opportunities for HDSAs including women, to enter the mining and minerals industry and to benefit from the exploitation of the nation's Mineral Resources;
•
use the existing skills base for the empowerment of HDSAs;
•
expand the skills base of HDSAs in order to serve the community;
•
promote employment and advance the social and economic welfare of mining communities and the major labour-sending areas; and
•
promote beneficiation of South Africa's mineral commodities.
The Scorecard was envisaged to function as an administrative tool only and not as a legislative one. The objective of the Scorecard was to find a practical framework for the Minister to assess whether a company actually measures up to what was intended by the MPRDA and the Mining Charter.
AngloGold Ashanti currently holds ten mining rights in South Africa, seven of which have been successfully converted, executed and registered at the Mineral and Petroleum Titles Office. Two mining rights are still awaiting conversion by the Department of Minerals and Energy (DME), and AngloGold Ashanti needs to apply for one mining right to be converted before the closing date. The deadline for the conversion process is end
April 2009. AngloGold Ashanti also holds one prospecting right and two pending prospecting right applications which have been submitted to the DME.
A prospecting right will be granted to a successful application for a period not exceeding five years. Prospecting rights may be renewed once for a period not exceeding three years. Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal up to two years, subject to certain conditions.
A mining right will be granted to a successful application for a period which may not exceed 30 years. Mining rights may be renewed for additional periods, each of which may not exceed 30 years at a time.
TANZANIA
Mineral rights in the United Republic of Tanzania are governed by the Mining Act of 1998 (the Act), and property and control over minerals are vested in the United Republic of Tanzania. Prospecting for the mining of minerals, except petroleum, may only be conducted under authority of a mineral right granted by the Ministry of Energy and Minerals under this Act.
Annual Report 2008

The regulatory
environment enabling AngloGold Ashanti to mine cont.

Annual Report 2008

The three types of mineral rights most often encountered, which are also those applicable to AngloGold
Ashanti, are:
•
prospecting licences;
•
retention licences; and
•
mining licences.
A prospecting licence grants the holder thereof the exclusive right to prospect in the area covered by the licence for all minerals, other than building materials and gemstones, for a period of three years. Thereafter, the licence is renewable for two further periods of renewal of two years each. On each renewal of a prospecting licence,
50% of the area covered by the licence must be relinquished. Before application is made for a prospecting licence with an initial prospecting period (a prospecting licence), a prospecting licence with a reconnaissance period (a prospecting reconnaissance) may be applied for a maximum area of 5,000 square kilometres. This is issued for a period of two years after which a three-year prospecting licence is applied for. A company applying for a prospecting licence must, inter alia, state the financial and technical resources available to it. A retention licence can also be requested from the Minister, after the expiry of a prospecting licence period, for reasons ranging from funds to technical considerations.
Mining is carried out through either a mining licence or a special mining licence, both of which confer on the holder thereof the exclusive right to conduct mining operations in or on the area covered by the licence. A mining licence is granted for a period of 10 years and is renewable for a further period of 10 years. A special mining licence is granted for a period of 25 years or for the estimated life of the orebody, whichever is shorter, and is renewable for a further period of 25 years. If the holder of a prospecting licence has identified a mineral deposit within the prospecting area which is potentially of commercial significance, but it cannot be developed immediately by reason of technical constraints, adverse market conditions or other economic factors of a temporary character, it can apply for a retention licence which will entitle the holder thereof to apply for a special mining licence when it sees fit to proceed with mining operations.
A retention licence is valid for a period of five years and is thereafter renewable for a single period of five years.
A mineral right may be freely assigned by the holder thereof to another person or entity by notifying the
Commissioner for Minerals, except for a mining licence, which must have the approval of the Ministry to be assigned.
Geita, Tanzania

Annual Report 2008

However, this approval requirement for the assignment of a mining licence will not apply if the mining licence is assigned to an affiliate company of the holder or to a financial institution or bank as security for any loan or guarantee in respect of mining operations.
A holder of a mineral right may enter into a development agreement with the Ministry to guarantee the fiscal stability of a long-term mining project and make special provision for the payment of royalties, taxes, fees and other fiscal imposts.
AngloGold Ashanti has complied with all applicable requirements and the relevant licences have been issued for 25 years and expire in 2024.
UNITED STATES OF AMERICA
Mineral rights, as well as surface rights, in the United States are owned by private parties, state governments and the federal government. Most land prospective for precious metals exploration, development and mining is owned by the federal government and is obtained through a system of self-initiated mining claim location pursuant to the General Mining Law of 1872, as amended. Individual states typically follow a lease system for state-owned minerals. Private parties have the right to sell, lease or enter into other agreements, such as joint ventures, with respect to minerals that they own or control. All mining activities, regardless of whether they are situated on privately- or publicly-owned lands, are regulated by a myriad of federal, state and local laws, regulations, rules and ordinances, which address various matters including environmental protection, mitigation and rehabilitation.
Authorisations and permits setting forth the activities and restrictions pertaining thereto are issued by the responsible governmental agencies for all phases of mining activities.
The Cripple Creek & Victor Gold mine consists almost entirely of owned, patented mining claims from public lands, with a small percentage of private and state lands being leased. The total area of control is approximately
7,100 acres. Patented claims vest ownership in the holder, including the right to mine for an indefinite tenure.
All life-of-mine reserves are within these property controls. The mining and rehabilitation permits issued by the
State of Colorado are life-of-mine permits.
CC&V, USA
The regulatory
environment enabling AngloGold Ashanti to mine cont.

Annual Report 2008

All mining operations eventually cease. For AngloGold Ashanti, an integral aspect of operating its mines is ongoing mine closure planning, together with the associated estimates of liability costs and the assurance of adequate financial provisions to cover these costs. An estimate of future liabilities is provided in the provisions note to the annual financial statements, note 29 on page 266.
In terms of its Environmental Policy, the company is committed to ensuring that financial resources are available to meet its reclamation and environmental obligations. One of the company's values is that “the communities and societies in which we operate will be better off for AngloGold Ashanti having been there”. Through its membership of the International Council on Mining and Metals (ICMM), the company is committed to seeking continual improvement of its environmental performance, in particular by doing the following:
•
Rehabilitating land disturbed or occupied by operations in accordance with appropriate post-mining land uses;
•
Providing for the safe storage and disposal of residual waste and process residues; and
•
Designing and planning all operations so that adequate resources are available to meet their closure requirements.
The evaluation of new projects considers closure planning and the associated costs in determining the economic feasibility of the project.
For many of the older mines, closure planning and the evaluation of environmental liabilities is a more complex process. This is particularly the case in Brazil, Ghana and South Africa, where many of the long-life operations present environmental legacies that may have developed over a century or more.
Closure plans are typically reviewed and updated annually and take into account operational conditions, planning and legislative requirements, international protocols, technological developments and advances in good practice. ICMM published an integrated closure planning toolkit during 2008, and the company prepared a draft internal standard to incorporate this good practice approach. At the time of writing, consultants are assisting in finalising the standard.
A particular challenge is concurrent rehabilitation, which is carried out while a mine is still operating. This practice serves to reduce the current liability and reduces the final rehabilitation and closure work that must be undertaken, but has the potential to sterilise reserves, which the company might wish to exploit should conditions, such as the gold price, change.
An assessment of closure liabilities is undertaken on an annual basis. Increasingly, these liabilities are reviewed and assured by independent third parties.
Mine site
rehabilitation and closure

Annual Report 2008

Governance
Annual Report 2008

Annual Report 2008

RENEWING THE VISION, MISSION AND VALUES
In late 2007, AngloGold Ashanti embarked on a consultative process to review the company’s vision, mission and values. The process was built on the launch of the ‘Safety is our first value’ campaign at the South African operations in November 2007, and was developed further through interactions between executive management and employees in a range of different interventions over the following months.
The new vision, mission and values statement was approved for implementation by the group executive committee in June 2008 and appears on page 3 of this report.
LEADERSHIP AND GOVERNANCE
AngloGold Ashanti is committed to the highest standards of corporate governance, which is the responsibility of the Board of Directors as a whole, with some authority delegated to the Audit and Corporate Governance
Committee of the board and the management Disclosures Committee. The board is guided by the company’s founding statements, the board charter, the company’s legal obligations in terms of the South African
Companies Act of 1973 (as amended), the US Sarbanes-Oxley Act of 2002 (SOx), the company’s legal and disclosure obligations to the JSE (where it holds its primary listing), as well as various corporate governance guidelines, such as the King Report on Corporate Governance 2002 (King Code). A Code of Ethics for the chief executive officer, the chief financial officer and senior financial officers also guides conduct.
Various other legislative and governance standards guide the company’s legal and disclosure obligations.
Management takes day-to-day responsibility for corporate governance and reports regularly to the board and various board committees. The board chairman plays an active role in the corporate governance issues faced by the company, interacting regularly with executive directors, senior management and other interested parties, when necessary.
The Safety, Health and Sustainable Development Committee oversees the company’s performance regarding safety, health and the environment, and its social interaction with the communities in which it operates. This committee is also responsible for establishing targets in relation to each of these areas. Safety, health and environmental performance and relations with government, community members and other stakeholders, form an integral part of operational management. The Transformation and Human Resource Development
Committee, formerly the Employment Equity and Development Committee, is responsible for overseeing the company’s performance regarding employment equity, transformation and staff development by taking into account the requirements of applicable legislation, relevant international labour conventions and the monitoring of targets set by the company. The committee is also responsible for developing employee skills by seeking to retain and nurture talent, by providing employees with the opportunity to enhance their skills and knowledge.
MANAGEMENT SYSTEMS AND ACCOUNTABILITY
Operational restructuring has been undertaken across AngloGold Ashanti over the past two years to align the company’s structure with the revised corporate strategy and the new executive team, so as to bring the company’s leadership closer to the operations. Key developments here include the appointment in late 2007 of three operational heads (one each for Australia, Africa and the Americas) and the separation of divisional responsibility in Africa (home to the majority of the group’s operations), into West Africa and Southern Africa divisions. The bases for these Africa divisions are Accra in Ghana and Potchefstroom in South Africa, reinforcing the notion of regional centres in close proximity to the operations to ensure prompt technical and administrative support. In early 2009, taking this approach a step further, the West African division was split into Ghana and
Guinea/Mali management structures.
AngloGold Ashanti
as an employer and corporate citizen
Annual Report 2008

Given AngloGold Ashanti’s renewed vision and values and revised corporate strategy, a complete review of the group’s human resource management systems and structure, called the System for the Management of People
(SMP) is being undertaken. Given the changing world of work, the current socio-economic climate and continued key skills shortages in the mining industry, this is considered a strategic imperative.
ANGLOGOLD ASHANTI AS AN EMPLOYER
AngloGold Ashanti is a significant employer in many of the countries in which it operates. The majority of the group’s employees (including contractors) are in South Africa (58%), Ghana (15%), Tanzania (5%) and Brazil
(9%). In 2008, AngloGold Ashanti employed 62,895 people (calculated on a monthly average basis), comprising
48,580 (77%) permanent employees and 14,315 (23%) contractors – an increase year-on-year of 2.2%. In
2007, there were 61,522 employees – 47,383 (77%) permanent and 14,139 (23%) contractors. In 2008, the level of turnover among permanent employees within the group was 8%.
Safety and occupational health
While the group safety and health policy is applicable to all operations, each operation also has in place, safety and health policies that have been developed to take into account country- and operation-specific regulations and requirements. Unions and employees are generally involved in the development of these policies and, in
South Africa, this interaction has typically been formal and enshrined in recognition agreements.
The identification and mitigation of risk is a vital part of the company’s operations and an integral part of the safety and health management process. Matters relating to safety and health are included in the group’s risk management strategy. Risk assessments are conducted regularly at both a group and operational levels and are related to specific events or issues.
It is with regret that AngloGold Ashanti reports that 14 employees lost their lives during the course of work in
2008. There were 11 fatalities at the South African operations, two at the Obuasi mine in Ghana and one at
Serra Grande in Brazil. The board and management of AngloGold Ashanti extend their deepest sympathies to the families and colleagues of those who died. It is the company’s objective to eliminate accidents at work, especially fatal accidents, and much attention is being given to this. While this performance falls short of
AngloGold Ashanti’s stated aim of eliminating all fatal incidents at work, there was a significant improvement on the group’s performance in 2007, when 34 people died at work. The FIFR, at 0.09 per million hours worked, was consequently 59% lower, compared with the 0.21 per million hours worked in 2007. Eleven of the
18 operating mining units did not experience a fatal incident (10 in 2007). The LTIFR improved by 11% to
7.32 injuries per million hours worked (2007: 8.24).
Annual Report 2008

0.00
0.05
0.10
0.15
0.20
0.25
FIFR per million hours worked
06
05
04
07
08
0.09
0.21
0.22
0.14
0.19
0
1
2
3
4
5
6
7
8
9
LTIFR per million hours worked
06
05
04
07
08
8.24
7.70
6.77
6.56
7.32

In 2008, AngloGold Ashanti embarked on an occupational safety and health leadership transformation project to create a strategic ‘blueprint’ for occupational safety and health in the company. The project team undertook site visits as well as in-depth management and employee interviews. Additionally, an extensive employee safety and health culture survey was conducted, the aim of which was to achieve a better understanding of the group’s current management cultures, structures and systems. An analysis of macro-environmental drivers, industry trends and best practice was also undertaken so as to develop future scenarios that might affect safety and health. Initial outcomes from this project will be available in early 2009.
Strategic initiatives to instill a culture of care were effective across the group. These were supported by the empowering of employees to take responsibility for their own safety and health and that of their colleagues, and by recognising safety achievements.
The roll-out of the OHSAS 18001 safety and health management standard continued during the year, with the last two operations being recommended for certification by year-end. A protocol for safety and health systems and practice assessment that is consistent with OHSAS 18001 was developed and implemented at all operations during the year. All relevant role-players were familiarised with its requirements, and most of the preliminary assessments had been carried out by year-end.
Occupational health risks to employees vary significantly from region to region and by type of mining operation.
The most significant occupational health risks at AngloGold Ashanti are: occupational lung disease (OLD), which comprises silicosis and occupational turberculosis (TB) in underground operations that are host to quartz-bearing rock; noise-induced hearing loss (NIHL); heat stress; and radiation. Occupational health regulations require ongoing biological monitoring for lead, mercury and arsenic, among others.
Respect for human rights
Respect for human rights is a key principle of the policies and practices that are integral to the group’s sustainability efforts, and are entrenched in the constitutions and legislation of many of the countries in which the group operates. Oversight and implementation of these are largely the function of line managers.
The group continues to support both the UN Global Compact and the Voluntary Principles on Security and
Human Rights. During the year, a Vice President for Global Security, with a specific remit to ensure that all security operations and practices take due cognisance of human rights, was appointed.
Certain human rights conventions, including those relating to freedom of association and collective bargaining, are entrenched in the South African constitution and legislation, as well as in the laws and regulations in other countries in which AngloGold Ashanti operates. Specifically, the company seeks to ensure the implementation of fair employment practices by prohibiting forced, compulsory or child labour, and by implementing these practices through country, operation and shaft level recognition and collective bargaining agreements, and through disciplinary, grievance and non-discrimination agreements and codes. No breaches of fundamental rights conventions were alleged, nor were any charges brought against the company in connection with these, during the year.
Freedom of association is recognised as a fundamental right within the group, and collective bargaining is encouraged. With the exception of Australia and the United States, where collective bargaining is not common in the resources sector, and in Tanzania where most employees have chosen not to belong to a representative union, collective bargaining structures are in place at all operations. Around 93% of the group’s workforce is represented by recognised trade unions or provided for by way of collective bargaining processes. In the United
States, Australia and Tanzania, a high degree of employee participation is encouraged.
Annual Report 2008

AngloGold Ashanti
as an employer and corporate citizen cont.

All forms of discrimination, including racial and sexual harassment and discrimination against the disabled, are prohibited by the company’s business principles as well as by legislation in most of the countries in which
AngloGold Ashanti operates. Policies are in place at all operations to protect employees from prejudice and, in some countries, to promote the advancement of certain groups of employees. Specifically in countries in Africa and in Australia, the rights and promotion of indigenous peoples, the historically disadvantaged and women are provided for in law and adopted and followed by the company.
Regional health
The management of HIV & AIDS and malaria is undertaken on a regional and operational basis, with the appropriate level of resources dedicated to the threat posed by the disease.
The HIV & AIDS pandemic is at its worst in southern Africa, with the highest levels of prevalence estimated at the South African operations. Other countries where HIV & AIDS is of concern are Namibia, Ghana, Guinea and, to a lesser extent, Tanzania and Mali.
AngloGold Ashanti’s response to HIV & AIDS is underpinned by the board-approved HIV & AIDS policy and, in
South Africa, is supported by an HIV & AIDS agreement between the company and various unions. While
AngloGold Ashanti recognises that HIV & AIDS continues to have a major impact on employees and the company, it also believes that this impact can be managed. The provision of anti-retroviral therapy (ART), along with comprehensive prevention and treatment campaigns, has meant that mortality rates have declined, while absenteeism remained stable.
AngloGold Ashanti’s malaria programmes and protocols are based on World Health Organisation (WHO)
standards and guidelines. As malaria is something that affects whole communities, and not just employees of the company, an holistic approach is taken. Regionally, the group is involved with initiatives by government and by non-governmental organisations (NGOs) to combat the disease, and national guidelines are applied and provide the context for the various programmes.
Malaria remains an area of concern for AngloGold Ashanti’s operations in Ghana, Guinea, Mali and Tanzania, although employees at the South African operations may contract the disease when travelling to their homes in malaria-infected areas in neighbouring states. Key elements of the malaria control programme are:
•
information, education and communication, particularly among the communities;
•
vector control, which is essentially the control of mosquitoes through indoor residual spraying and larviciding of breeding areas;
•
early, effective diagnosis and treatment; and
•
surveillance, monitoring and research.
An extensive integrated malaria control programme is in place at Obuasi and the lessons learnt here are being applied elsewhere.
Environment
While day-to-day responsibility for environmental issues lies with mine and project management, the group’s corporate environment team provides strategic guidance and monitors performance against company standards. Site-based and regional environmental specialists contribute to operational environmental functioning and combine to make up the Environmental Steering Committee at a group level. The senior environmental and community affairs functions at a corporate level were amalgamated during the year, reflecting the reality on the ground, where the natural and social environments are interdependent.
Annual Report 2008

As a minimum, all operations are expected to comply with legislation, regulations and permits in their countries of operation, and with the obligations that the company has entered into (ICMM sustainable development framework and position statements, ISO 14001, International Cyanide Management Code, etc). All operations are required to implement the group’s Environmental Policy, and country- and operation-specific policies are encouraged as a means of putting it into effect within a local context. Group environmental standards have been and are being developed in support of the policy.
All AngloGold Ashanti operations have environmental management systems (EMSs) in place that are certified to the ISO 14001 standard. All operations are expected to maintain certification to the standard and to meet their individual targets as part of the group’s commitment to continual improvement in environmental performance. All sites audited as part of the ISO surveillance programme or for recertification successfully retained their certification.
The Corporate Environmental Review Programme (CERP), first undertaken in 2007, verified that significant environmental aspects had been identified in each operation’s management system, and assessed whether appropriate programmes had been established to monitor and manage these aspects. During 2008, a programme of follow-up visits was undertaken to sites with significant environmental risks to ensure that acceptable controls were either being implemented or maintained. The results of CERP 2007 were used as the basis of the first company-wide environmental award, which was made to Brasil Mineração in Brazil.
A central tenet underlying the group’s targets and performance is its commitment to optimising resource usage and reducing waste. The nature of the orebody, mining methods and metallurgical processes employed differ from mine to mine, as do the circumstances in which mines operate. Hence, environmental priorities are identified and dealt with on a site-by-site basis.
Detailed disclosure on performance regarding certain indicators may be found in the Environmental
Performance Indicator Appendix on the website at www.aga-reports.com/08/env-appendix.pdf. This table provides responses to the core environmental indicators listed by the GRI and the Mining and Metals
Supplement, by country and operation where this is available.
Means to minimise and prevent pollution by operations of the surrounding environment are considered and typically built into mining projects at the start of the project. However, this has not always been the case at operations established many decades ago, when legislation was less stringent and when the technologies and practices used today were largely unknown. This has resulted in the capacity of the pollution prevention systems at several operations being unable to meet current requirements. Projects to address this are in place at operations affected in South Africa and Ghana.
In 2008, AngloGold Ashanti embarked on a process to develop a business case for responding to climate change, with 2007 used as the benchmark year. A three-part study, begun in detail in September 2008, includes:
•
a group-wide assessment to determine in more precisely the greenhouse gas footprint of all AngloGold
Ashanti; and
•
a comprehensive assessment to determine risks to which the company is exposed as a result of climate change.
Various risk categories (financial and investment, physical, and legal/regulatory) are being considered to reduce the company’s dependence on fossil fuels. Given the group’s focus on delivering value, the process aims to identify multiple and highly probable Clean Development Mechanism (CDM) projects. For AngloGold Ashanti,
Annual Report 2008

AngloGold Ashanti
as an employer and corporate citizen cont.

carbon trading presents a particular opportunity; around 84% of the company's gold production comes from developing countries, which are eligible for CDM projects.
AngloGold Ashanti, as part of its commitment to environmental stewardship, considers long-term sustainability of the land on which its operations are located to be an integral part of its responsibility. A number of its operations and projects are located in environmentally sensitive areas. A key objective for the year was to use the ICMM’s Good Practice Guidance to improve the management of biodiversity-related issues in association with appropriate external organisations. A new draft standard on biodiversity, currently under development, is based on the ICMM document.
Community
Further refinement of the community affairs management framework continued during the year. An additional module on human rights and security is being refined, to support the new security discipline and in compliance with the Voluntary Principles on Security and Human Rights. In view of the integration of the community and environmental aspects of the business from a management perspective, a decision was taken late in 2008 to include community aspects in the existing ISO 14001 management systems in place at all operations. It is envisaged that this process will take two to three years.
The existing community management system, incorporating the stakeholder engagement action plans (SEAPs)
and integrated development action plans (IDAPs) and the accompanying toolkits, is being redrafted into management standards on stakeholder engagement, social investment, cultural heritage and sacred sites, indigenous peoples and artisanal and small-scale mining (ASM). An AngloGold Ashanti land use management and land acquisition standard is being finalised and a specialist resettlement company has been appointed to provide greater support to operations in developing and implementing robust land management and resettlement practices.
Also at a corporate level, AngloGold Ashanti engaged with international advocacy and voluntary bodies to develop standards, norms and best practice, such as the International Council for Mining and Metals (ICMM)
and the International Organisation for Standardisation (ISO). AngloGold Ashanti supports, and has participated in discussions and programmes initiated by, the Responsible Jewellery Council (RJC), the World Gold Council
(WGC), and the Initiative for Responsible Mining Assurance (IRMA).
In a number of countries, legislation and regulation are in place to guide companies regarding local community imperatives. In South Africa, the Mineral and Petroleum Resources Development Act (MPRDA) requires that all mining operations submit and adhere to a social and labour plan (SLP) as a prerequisite for the granting of new order mining rights and that they report their compliance with the MPRDA in accordance with the Mining
Charter. In addition to specific human resource-related issues, the Mining Charter requires that a mining company engages with communities in the vicinity of its operations and from which it draws its workforce.
AngloGold Ashanti was granted its licence conversions in respect of all of its operations in August 2005 and has reported on progress made against its SLP targets and commitments in the social and labour plan reports at www.aga-reports.com.
AngloGold Ashanti is also committed to engaging with NGOs, community-based organisations (CBOs) and other stakeholders on issues of mutual concern. Underpinning its strategy is the group’s view that it is desirable that the various parties engage directly in relationships based on a mutual recognition of each other’s legitimate right to operate. Specific structures are being put in place to deal with grievances and legacy issues.
Annual Report 2008

During the year, the group continued with its strategy of building relationships with key stakeholders and interest groups, monitoring emerging trends, being proactive where possible, and responsive where issues arose unexpectedly.
A number of incidents relating to community issues and human rights were recorded during the year. Areas of greatest concern to the company are the continued clashes with artisanal miners operating illegally at Obuasi in Ghana and Siguiri in Guinea. Significant incidents include those involving:
•
community members on the mine property and who are engaged in illegal activities;
•
clashes between the mine and contractor security personnel and community members; and
•
protest action against the company.
The vast majority of these incidents (outside of protest action) stem from individuals involved in illegal activities.
A distinction is made between the death and injury of individuals involved in illegal activities without active security intervention and those incidents where security interventions led to the death or injury of community members. In the case of the former, there were 27 deaths and one injury due to falls of ground in the course of artisanal, and in most cases, illegal mining, and one death of a person suspected of attempting to steal fuel from a haul truck. In the case of the latter, three deaths occured and three community members were injured.
Twelve AngloGold Ashanti security personnel sustained injuries, some serious, while carrying out their duties.
There were five incidents of significant protest action during the year with gun shot injuries being sustained.
The continued presence of artisanal and small-scale mining (ASM) at the company’s operations and exploration sites in Ghana, Guinea, Tanzania, the DRC presents a significant challenge to the company, resulting in various social, environmental and safety incidents. ASM activity has resulted in third-party fatalities on the company’s lease areas. ASM communities seldom share information on safety incidents given that these activities are often illegal.
AngloGold Ashanti’s position on ASM is that the group will act, first and foremost, in accordance with local regulations and legislation. However, the company recognises the historical and current roles and rights of artisanal and small scale-miners, and that engagement is a critical factor in dealing with the issue. AngloGold
Ashanti believes that co-existence with ASM is not only possible, but also desirable.
The group is in favour of promoting the development of orderly, viable ASM sectors in collaboration with host communities and governments in exchange for respect for the security of the group’s operations. However, in most cases, these aspirations have not yet been achieved. There is an inherent potential for conflict between large-scale operators, working within a formal, regulated land tenure framework, and small-scale miners on the other, often outside of any regulations. AngloGold Ashanti believes that government needs to take a leading role in addressing ASM. It is also conscious that ASM is largely a social issue that can only be addressed through the upliftment of communities – an area in which the company has an important role to play.
As exploration and mining activities frequently occur in remote areas or in regions where there is very little other economic activity, their relative impact is often heightened. Therefore, the impact of potential and existing mining activities must be considered at all stages of an operation’s life cycle, from exploration, through its operating life, to eventual closure.
A range of potential impacts and mitigating measures are identified when an environmental and social impact assessment is initially conducted, and mitigating measures are then incorporated into the environmental management plans (EMPs) over an operation’s life of mine. Similarly, planning for closure takes into account both the environmental and social impacts that will be the mine’s legacy to the community. Planning begins well in advance of closure which is a matter for discussion at most community engagement forums.
Annual Report 2008

AngloGold Ashanti
as an employer and corporate citizen cont.

By supporting local economic development, operations can ensure that they play a positive role in the sustainable economic development of local communities. The fact that some mining operations are short-lived and not all exploration projects necessarily become mines, presents a challenge as there is only a limited period in which to make an impact. Many of the group’s operations are located in areas of great need, where development has been minimal, resources are scarce and high levels of poverty exist. The need to invest appropriately and in a manner that is sustainable is frequently countered by pressure from communities, and indeed governments, to receive tangible and immediate benefits. Where this makes sense, particularly in economically underdeveloped regions, operations are encouraged to develop partnerships with parties such as other mining companies and companies in other industries, contractors, NGOs and government to ensure more effective delivery. The newly developed social investment management standard will specifically address local economic development and this area of work (particularly the development of alternative livelihoods) will continue to be a focus in 2009.
In 2008, AngloGold Ashanti spent $9.25 million on corporate social investment (2007: $8.05 million). For accounting purposes, corporate social investment expenditure is defined as the voluntary investment of funds in the broader community through programmes spanning a range of development and maintenance activities that seek to complement the work of government, NGOs and CBOs, where the target beneficiaries are external to the company. Corporate social investment specifically excludes those activities where the purpose is primarily commercial, for example, marketing, employee benefits or public relations activities.
Securing land to explore and conduct new mining activities and extend existing ones underpins the viability of the company. Surface land area may be required to conduct mining operations, with a permanent loss of surface features and structures, particularly for opencast mining, but also for underground mining and metallurgical processing infrastructure. Land is a particularly sensitive and emotive issue, and resettlement and compensation continues to be major considerations in the planning of mining activities.
Many communities have long-standing cultural and economic associations with the land on which they reside.
It is therefore necessary for the company to engage with communities regarding resettlement, and to compensate them fairly and appropriately as part of a rigorous and recognised resettlement process. The group also needs to ensure that mechanisms are in place to address grievances or legacy issues that have arisen in respect of past access to land.
Following a detailed review of the company’s resettlement and compensation practices in 2007, AngloGold
Ashanti’s has developed a new approach to land management and its practice. The new AngloGold Ashanti policy resettlement policy draws on the International Finance Corporation’s (IFC’s) policies on Involuntary
Resettlement.
Note: Information in this section has been extracted from the Report to Society 2008, which is AngloGold
Ashanti’s sustainable development report. This report has been compiled in accordance with the Global
Reporting Initiative (GRI) G3 guidelines and has been assured by independent auditors, PWC.
Annual Report 2008

REFERENCE CHECKLIST
Key category
Key indicator
Key information
Reference/additional information
Board Chairman Mr Russell Edey Independent director and chairman.
leadership Appointed: 1 May 2002
The chairman does not serve as
chairman of any other public listed
Deputy chairman Dr James Motlatsi company on the JSE.
Appointed: 1 May 2002
Independent director and deputy
chairman.
Board of directors Independent non- Mr Frank Arisman All non-executive directors of the executive directors Appointed: 1 April 1998 board are independent in terms
Mr Reginald Bannerman of the Listings Requirements of the
Appointed: 10 February 2006 JSE Limited.
Mr Russell Edey The definition of independence has
Appointed: 1 April 1998 been amended by the board during
Mr Joseph Mensah the year and all non-executive
Appointed: 4 August 2006 directors meet the new criteria.
Dr James Motlatsi Details of the new definition of
Appointed: 1 April 1998 independence are available on
Mr Bill Nairn page 143.
Appointed: 1 January 2000
Prof Wiseman Nkuhlu
Mr Nairn resigned from Anglo
Appointed: 4 August 2006 American in 2004 and has
Mr Sipho Pityana subsequently served his three-year
Appointed: 13 February 2007
cooling-off period. He is now
considered an independent director.
During 2008, Mrs Elisabeth Le R
Bradley retired from the board,
effective 6 May 2008; and Mr Simon
Thompson resigned from the board
effective 28 July 2008.
Executive directors
Mr Mark Cutifani (CEO)
Appointed to board:
17 September 2007
Appointed CEO: 1 October 2007
Mr Srinivasan Venkatakrishnan(CFO)
Appointed: 1 August 2005
Board of directors Appointment and Directors retire by rotation every The following directors were retirement of three years. At the annual general re-elected or elected at the annual directors meeting of shareholders held general meeting on 6 May 2008:
on 6 May 2008 shareholders resolved Dr James Motlatsi
to limit the rotation of directors to Mr Bill Nairn
non-executive directors only. Mr Simon Pityana
The board has the power to appoint Mr Mark Cutifani
new directors on recommendation The following directors will stand for from the Nominations Committee. re-election at the annual general
All directors appointed by the board meeting to be held on 15 May 2009:
must resign and stand for election Mr RP Edey
at the next annual general meeting Mr JH Mensah
following their appointment to
the board.
A curriculum vitae of each director
who stands for election or re-election
is provided in the notice of meeting
to shareholders prior to the annual
general meeting.
There is no mandatory retirement age
for non-executive directors.
Corporate
governance
Annual Report 2008

Key category
Key indicator
Key information
Reference/additional information
Board of directors 10 directors 2008: 6 board meetings and 6 sub-
Independent chairman and deputy committee meetings.
chairman Number of board committees: 8.
Eight independent non-executive Full biographical details, including directors; and two executive directors each director's qualifications and year of appointment to the board,
The Board Charter, which was are available in the directors and
approved by the board on 30 July 2003           executive management section from
and amended on 27 October 2004 page 109.
sets out the powers, responsibilities,
functions, delegation of authority, and
the areas of authority expressly reserved
for the board.
Board Committees Audit and Corporate Members: Fully independent committee in terms
Governance Prof Wiseman Nkuhlu (Chairman) of the JSE Limited's Listings
Committee Mr Frank Arisman Requirements and the United States'
Mr Russell Edey Sarbanes-Oxley Act.
Mr Joseph Mensah See page 147 for details on the
committee.
Retirements/resignations during 2008:
Mrs Elisabeth Le R Bradley
Financial expert for purposes of the
Sarbanes-Oxley Act: Prof Wiseman
Nkuhlu
2008: 4 committee meetings and
3 sub-committee meetings
Transformation and Members: See page 149 for details on the
Human Resources Dr James Motlatsi (Chairman) committee.
Committee
Mr Frank Arisman 2008: 4 committee meetings.
(formerly the
Mr Reginald Bannerman
Employment Equity
Mr Mark Cutifani
and Development
Mr Bill Nairn
Committee)
Mr Sipho Pityana
Executive Committee Members: The Executive Committee is chaired
Mr Mark Cutifani (Chairman) by the Chief Executive Officer and
Mr Srinivasan Venkatakrishnan membership comprises executive
Dr Charles Carter directors, executive vice presidents,
Mr Richard Duffy vice president – finance, treasury
Mr Graham Ehm and company secretarial and vice
Mr Ron Largent president – government relations.
Mr Robbie Lazare Meetings are held at least monthly.
Mr Mark Lynam Appointments during 2008:
Mr Tony O'Neill Mr Mark Lynam
Mr Thero Setiloane Mr Tony O'Neill
Mrs Yedwa Simelane Retirements/resignations during 2008:
Mr Nigel Unwin Mr Peter Rowe
Annual Report 2008

Development

REFERENCE CHECKLIST
.
Key category
Key indicator
Key information
Reference/additional information
Board
Investment Members: See page 150 for details on the
Committees Cont.
Committee
Mr Russell Edey
(Chairman) committee.
Mr Mark Cutifani
2008: 3 committee meetings.
Mr Joseph Mensah
Retirements/resignations during
Mr Bill Nairn
2008.
Mr Sipho Pityana
Mrs Elisabeth Le R Bradley
Mr Srinivasan Venkatakrishnan
Mr Simon Thompson
Nominations Members: Fully independent in terms of
Committee
Mr Russell Edey
(Chairman) the JSE Limited's Listings
Mr Frank Arisman
Requirements.
Mr Reginald Bannerman
See page 150 for details on the
Mr Joseph Mensah committee.
Dr James Motlatsi
2008: No meetings were held as
Mr Bill Nairn
there were no appointments to
Prof Wiseman Nkuhlu
the board.
Mr Sipho Pityana
Retirements/resignations during 2008:
Mrs Elisabeth Le R Bradley
Fully independent committee. Political Donations Members:
Policy on political donations* Committee
Dr James Motlatsi
(Chairman)
See page 150 for details on the
Prof Wiseman Nkuhlu
committee.
Mr Sipho Pityana
2008: No meetings. Mr Bill Nairn was appointed
Retirements/resignations
to the committee effective
during 2008:
5 February 2009
Mrs Elisabeth Le R Bradley
Remuneration Members: See page 151 for details on the
Committee*
Mr Sipho Pityana
(Chairman) committee.
Mr Frank Arisman
2008: 3 committee meetings
Mr Reginald Bannerman
Appointments during 2008:
Mr Russell Edey
Mr Pityana took over the
Dr James Motlatsi
chairmanship from Mr Edey on
Prof Wiseman Nkuhlu
1 August 2008
Safety, Health Members: See page 152 for details on
and Sustainable
Mr Bill Nairn
(Chairman) the committee.
Development
Mr Mark Cutifani
2008: 4 committee meetings
Committee
Mr Joseph Mensah
Retirements/resignations
Dr James Motlatsi
during 2008:
Mr Sipho Pityana
Mr Simon Thompson
Sub-Committees Treasury Committee Members: The Treasury Committee is a
of the Board
Prof Wiseman Nkuhlu
(Chairman) sub-committee of the Audit and
Committee
Mr Frank Arisman
Corporate Governance Committee
Mr Srinivasan Venkatakrishnan
Has its own charter and its main
Mr Robert Hayes
function is to monitor and mitigate
Ms Charlotte Hoad
financial risks
Mr Mark Lynam
2008: 3 committee meetings
Mr John Staples
Annual Report 2008

Corporate
governance cont.

Key category
Key indicator
Key information
Reference/additional information
Special Purpose
Financial Analysis
Members:
This Special Purpose committee was
Board Committee
Committee
Mr Frank Arisman (Chairman)
formed in March 2008 to address
Mr Russell Edey
the funding requirements of the
Prof. Wiseman Nkuhlu
company (namely the rights offer)
Mr Sipho Pityana
Meetings: 5
The committee was dissolved on
7 July 2008, following the close
of the rights offer.
POLICIES
Directors' policy Directors' induction Approved by the board on No changes to the policy were policy* 30 January 2004 made by the board during the year.
Fit and proper Approved by the board on No changes to the policy were standards for 30 January 2004 made by the board during the year.
directors and
company
secretaries policy*
Professional advice Approved by the board on No changes to the policy were for directors policy* 30 January 2004 made by the board during the year.
Insider trading Market abuse Policy approved by the board on No changes to the policy were
(Insider trading) 30 October 2002; amended made by the board during the year.
policy* 28 April 2005
Code of ethics Code of ethics for Principles of Business Conduct No changes to the policy were for employees employees* approved by the board on made by the board during the year.
30 January 2003 See page 155 for details on the
code of ethics.
Code of ethics for Code of ethics for the Code approved by the board on No changes to the policy were made senior financial chief executive officer, 30 July 2003. Amended July 2006. by the board during the year.
officers principal financial See page 155 for details on the code officer and senior of ethics.
financial officers*
Whistle blowing Confidential Policy approved by the board on No changes to the policy were made reporting policy* 30 January 2004 by the board during the year.
See page 155 for details on the policy.
Disclosures Disclosures policy* Policy approved by the No changes to the policy were made
Executive Committee on by the board during the year.
6 December 2004 See page 154 for details on the policy.
* Group policies, committee charters, and the board charter and codes of practice are available at the company's website:
www.AngloGoldAshanti.com under > About > Corporate governance > Guidelines.
Annual Report 2008

INTRODUCTION
Corporate governance is the responsibility of the board as a whole and is guided by the company's Memorandum and Articles of Association, the Board Charter, the South African Companies Act 61 of 1973, as amended, and the United States' Sarbanes-Oxley Act of 2002, the listing requirements of the JSE Limited and other stock exchanges on which the company is listed, as well as various corporate governance guidelines such as those provided by the King Code and the Global Reporting Initiative. Various other legislations and governance standards also guide the company's legal and disclosure obligations.
Day-to-day responsibility for corporate governance is overseen by management which regularly reports to the various committees of the board. The board chairman and the chairman of the Audit and Corporate
Governance Committee play an active role in the corporate governance issues faced by the company through regular interaction with executive directors, senior management and other interested parties where necessary.
The JSE Limited's Listings Requirements require the company to disclose its compliance with the King Code and explain any areas of non-compliance. The King Code is a set of guidelines on best practice in corporate governance aimed at promoting the highest standards of governance in South Africa. AngloGold Ashanti complies with all material aspects of the King Code.
Significant corporate governance milestones achieved by AngloGold Ashanti during the year:
•
inclusion in the JSE Sustainability Index 2008 and was nominated as one of the sixteen “Best Performers”
in the 2008 index; and
•
overall winner of the Southern African Institute of Chartered Secretaries and Administrators and the JSE
Limited's Annual Report Award.
THE BOARD OF DIRECTORS
The board has a unitary structure and comprises 10 members who assume overall responsibility for the activities of the company, including the entire risk management framework and corporate governance of the company. The board has a written charter that governs its powers, functions and responsibilities and covers the following pertinent areas:
•
Authority of the board
•
Directors' appointments
•
Role and responsibility of the board
•
Procedures of the board
•
Board committees
•
Matters reserved for board decision
•
Management of risks
•
Corporate governance
•
Remuneration issues
•
Evaluation of board performance and induction of new directors
•
Declaration of interests
Annual Report 2008

Corporate
governance cont.

The board contains the mix of skills, experience and knowledge required of a multinational gold mining company.
Directors' retirement follows a staggered process with one-third of non-executive directors retiring at least every three years at the annual general meeting. A curriculum vitae of each director standing for election or re-election is made available to shareholders prior to the annual general meeting to assist in their deliberations. The board is authorised by the company's articles of association to appoint new directors, on recommendation by the
Nominations Committee, provided such appointees retire at the next annual general meeting and stand for election by shareholders.
Executive directors are appointed by the board to oversee the day-to-day running of the company. Executive directors are held accountable by regular reporting to the board, and their performance is measured against pre-determined criteria.
Only executive directors have contracts of employment with the company. There are no contracts of service between the directors and the company, or any of its subsidiaries that are terminable at periods of notice exceeding one year or that require payment of compensation on termination. Non-executive directors do not hold service contracts with the company. Details on the remuneration of executive and non-executive directors are presented in the Remuneration Report from page 192.
Non-executive directors provide the board with advice and experience that is independent of management and the executive. The presence of independent directors on the board, and the critical role they play as board representatives on key committees such as the Audit and Corporate Governance, Nominations,
Political Donations and Remuneration committees, ensures that the company's interests are served by impartial views that are separate from those of management and shareholders.
In October 2008 the board reviewed its definition and criteria for determining which of its members qualify as being independent from a corporate governance perspective. That definition is replicated below:
Policy on determining the independence of board members
AngloGold Ashanti subscribes to a policy of sound corporate governance practices informed by the requirements set in terms of applicable stock exchanges on which the company is listed, and particularly that of the Johannesburg and New York Stock Exchanges, as well as legislative imperatives of securities and companies laws and governance standards such as the King Code. The board will at all times comply with the requirement to consist of a majority of independent directors and this policy statement will describe the criteria that will guide the board in determining which of its members are independent from a corporate governance point of view. The board retains an inherent discretion to determine the independence of its directors on a case by case basis taking into account the totality of the facts and the criteria established in this policy. Where the board, exercising its discretion and having considered all relevant facts, determines a director to be independent despite not meeting the criteria established in this policy, the board will fully disclose its reasoning in appropriate public reports.
Annual Report 2008

Policy on determining the independence of board members (continued)
The test of independence that will be used by the board of AngloGold Ashanti Limited to determine the independence of its members is based on the following:
1.  An independent director is a non-executive director of the board who:
a.   Is not a representative or officer of a significant shareholder of the company. For purposes of this policy the term “significant shareholder” means a shareholder who owns, directly or indirectly, more than 5%
of the company's issued share capital or a shareholder who has the ability to influence the decisions of the board and/or management. The term “officer” shall mean a director or company secretary of the shareholder, any person identified as an officer according to the requirements of any relevant laws; any person who has the capacity to influence significant business and/or financial decisions of the shareholder (including decisions affecting the relationship with AngloGold Ashanti) or who is appointed to any capacity within the shareholder by its board or any of its board committees;
b.   Has not been employed in an executive capacity by the company or the group for the preceding three financial years. For purposes of this policy the term “executive capacity” means any employee whose appointment requires the approval of the Remuneration Committee, Nominations Committee or the
Audit and Corporate Governance Committee of the board;
c.   Has not been the auditor of the company for the preceding three financial years;
d.   Is not a professional adviser to the company other than in his or her capacity as a director of the company;
e.   Does not have a material interest in a contract with the company or is not employed by a company that has a material interest in a contract with the company. For purposes of this policy the term “material interest in a contract” means, as a guideline, any contract which is:
(i)  The greater of 0.5% of AngloGold Ashanti's total gross revenue in the preceding financial year or
$20 million whichever is the greater; and
(ii)  Even if the limit mentioned in (i) above is not exceeded, the board will consider whether the contract is deemed material to either contracting side taking into account all relevant facts including (but not limited to) the value of the contract relative to the total business of each party and the importance of the business relationship to the parties.
f. Is free of any other business or other relationship which could be perceived to materially interfere with the individual's capacity to act independently of other board members, management or the individual's own interests;
g.   Receives remuneration for services as a director in the form of cash and shares (but not share options);
and
h.   Objectively conducts himself or herself in a manner displaying independence of thought, judgement and action.
Annual Report 2008

Corporate
governance cont.

2.   For purposes of determining the independence of directors the criteria above will apply mutatis mutandis to the immediate family members of the director. For purposes of this policy the term “immediate family member” shall include any of the following persons who are related to the director in question: spouse, children and grandchildren; parents, parents-in-law and grandparents; siblings and the children, spouses and grandchildren of any of these siblings.
3.   The board will annually review which of its members are independent having regard to this policy and relevant facts.
The board will annually review this policy as part of its own performance evaluation process.
The board, its committees, and individual directors completed an annual evaluation process in February
2009 to review their effectiveness and determine measures that will help improve the performance of the board and its committees. The chairman of each committee and the chairman of the board led the processes to evaluate the committees and the board respectively. There was a separate review of the chairman's performance led by the deputy chairman of the board whereby each director evaluated his performance during the year. The company secretary and compliance manager play a critical role in this process.
The performance evaluation of executive directors is conducted by the Remuneration Committee. For full details, see Remuneration Committee from page 192.
As an example of the content of an appraisal form, the board effectiveness evaluation covered the following topics:
•
Setting of performance objectives
•
Board contribution to development of strategy
•
Board response to crisis
•
Board awareness of developments in regulatory environment and market
•
Effectiveness of board committees
•
Evaluation of the relationship between the board and management, shareholders and among members of the board itself
•
Succession plans for senior executive management
•
Definition of independent directors
•
Corporate governance and legal issues facing the board/company
The vice president – finance, treasury and company secretarial and the company secretary have been appointed to assist the board in its deliberations, informing members of their legal duties and ensuring, together with the executive directors and senior management, that its resolutions are carried out. Together with the investor relations department, the company secretarial function also provides a direct communications link with investors and liaises with the company's share registrars on all issues affecting shareholders. The company secretarial function, in consultation with other departments, furthermore, provides mandatory information required by various regulatory bodies and stock exchanges on which the company is listed. The vice president – finance, treasury and company secretarial and the company secretary are responsible for compliance with all the statutory requirements related to the administration of the Share Incentive Scheme. They also ensure that minutes of all shareholders, board and board committee meetings are properly recorded in accordance with the South African
Companies Act 61 of 1973 as amended. The company secretarial and compliance functions also play a crucial role in the induction of new directors.
Annual Report 2008

Policy on determining the independence of board members (continued)
A compliance office has been established to assist the board and management to determine their statutory duties, ensure legal compliance and advise on issues of corporate governance.
All members of the board have access to management and the records of the company, as well as to external professional advisers should the need arise.
Directors and employees of AngloGold Ashanti with access to price sensitive information are not permitted to trade in the company's shares during closed periods. In addition, they are prohibited from dealing in warrants and derivatives of the company at any time. Directors and key employees are required to follow a formal process before trading in the company's shares. Closed periods are in effect from the end of the reporting period to and including the date of publication of the quarterly, half-yearly and year-end results. Where appropriate, a closed period is also effective during periods when major transactions are being negotiated and a public announcement could be imminent.
Six board meetings and six sub-committee meetings took place during the course of 2008. The board meeting attendance graph is provided below.
Significant issues faced by the board in 2008
The biggest issue faced by the board of AngloGold Ashanti during 2008, was and continues to be the global financial crisis and the prospect of a worldwide recession. The current economic climate has several implications for resource companies as commodity prices slide downwards and impact essential financial and capital project plans. More relevant to AngloGold Ashanti was the need to refinance the company's convertible bond which matured in February 2009. The company's initial plan to refinance the bond from proceeds of an equity linked instrument became non-viable due to the global credit crunch that resulted from the financial crisis, posing a significant risk to the company's activities. The refinancing problem was resolved when, in
November 2008, the company secured a US$1.0 billion term facility to refinance the bond.
The board also regularly reviewed the company's strategy of reducing the hedge book and its performance in respect of safety.
Annual Report 2008

Corporate
governance cont.
Board: proportion of meetings
attended by members
Not attended
Attended
6%
94%
No. of meetings
No. of meetings
Board Members during 2008
not attended
attended/total
Mr R P Edey (Chairman)
6/6
Dr T J Motlatsi
1
5/6
Mr F B Arisman
6/6
Mr R E Bannerman
6/6
Mrs E Le R Bradley*
1
3/4
Mr M Cutifani
6/6
Mr J H Mensah
6/6
Mr W A Nairn
6/6
Prof W L Nkuhlu
6/6
Mr S M Pityana
2
4/6
Mr S R Thompson**
4/4
Mr S Venkatakrishnan
6/6
* retired 6 May 2008
** resigned 28 July 2008

BOARD SUB-COMMITTEES
To facilitate its activities and deliberations, the board has established a number of subcommittees, comprising members of the board, with written terms of reference governing the powers, functions and activities of these sub-committees. There are eight committees of the board including the Executive Management Committee. As and when required, the board may establish Ad Hoc committees to address issues of current concern.
Members of board committees have access to management and the records of the company, as well as to external professional advisers should the need arise. Details of each sub-committee are provided below.
Audit and Corporate Governance Committee
Membership of the Audit and Corporate Governance Committee, including its chairman, comprises only independent non-executive directors, in compliance with the Sarbanes-Oxley Act. The Sarbanes-Oxley Act requires the board to identify a financial expert from within its ranks. The board has resolved that the committee's chairman, Prof Wiseman Nkuhlu is the board's financial expert. All four members of the committee have considerable financial knowledge and experience to help oversee and guide the board and the company in respect of the audit and corporate governance disciplines. In relation to independent directors' membership of the committee, AngloGold Ashanti complies with both the guidelines of the King Code and the requirements of the Sarbanes-Oxley Act.
The group internal audit manager has unrestricted access to both the chief executive officer and the chief financial officer, the board chairman and the chairman of this committee, and is invited to attend and report on his department's activities at all committee meetings. The board is confident that the unfettered access of the group internal audit manager to key board members, and the direct and regular reporting to the committee, enables him to discharge his duties as required by law and in fulfilment of his obligations to the company. The function, duties and powers of the internal audit department, for which the group internal audit manager is responsible, are governed by a formal internal audit charter approved by the committee. In addition, the group internal audit manager meets with committee members in the absence of management.
The committee meets regularly with the external audit partner, the group's internal audit manager and the chief financial officer to review the audit plans of the internal and external auditors and ascertain the scope of the audits, and to review the quarterly financial results, significant legal matters affecting the company, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.
In relation to risk management, the committee reviews the risk policies of the company with respect to risk identification and the risk management process, ensuring that the guidelines of the King Code and the requirements of the US Sarbanes-Oxley Act are met, as well as advising the board on the effectiveness of the risk management system.
Annual Report 2008

Audit and Corporate Governance Committee (continued)
The committee is further responsible for:
•
the appointment and dismissal of the external auditors;
•
determining and approving external auditors' fees;
•
ensuring that the external auditors report regularly to the committee;
•
overseeing the work of the external auditors;
•
fees paid to the external auditors in respect of audit fees were $6 million and $1 million relating to other assurance services. The percentage of non-audit fees as a portion of total fees paid to the external auditors for 2008 was about 14%;
•
overseeing the internal audit function:
•
receiving regular report back from the group internal audit manager; and
•
the appointment and dismissal of the group internal audit manager;
•
assessing and reviewing the company's risk management framework;
•
monitoring the group's corporate governance practices in relation to regulatory requirements and guidelines; and
•
determining all non-audit work of the external auditors including consulting work, and pre-approving non-
audit fees to be paid to the external auditors. The non-audit activities performed by the external auditors during the year were in respect of:
•
tax services;
•
training services; and
•
assurance services in respect of United States Securities and Exchange Commission (US SEC)
regulatory filings.
The external auditors also meet with committee members in the absence of management. The Audit and
Corporate Governance Committee, after due consideration, is satisfied that the external auditor is independent of the company and was so during the financial period under review to and including the date of this report.
The committee met on four occasions during 2008. Mrs E Le R Bradley retired from the board on 6 May 2008 provided below.
Annual Report 2008

Corporate
governance cont.
Audit and Corporate Governance
Committee: proportion of
meetings attended by members
Not attended
Attended
100%
0%
Members of the Audit and Corporate
No. of meetings
No. of meetings
Governance Committee during 2008
not attended
attended/total
Prof W L Nkuhlu (Chairman)
4/4
Mr F B Arisman
4/4
Mrs E le R Bradley*
1/1
Mr R P Edey
4/4
Mr J H Mensah
4/4
* retired on 6 May 2008
and ceased to be a member of the committee at that date. The committee's meeting attendance graphs is

The NYSE listing rules require that the board determine whether a member of the committee's simultaneous service on the audit committees of more than three public companies impairs the ability of such a member to effectively serve on a listed company's audit committee. Professor Nkuhlu, the chairman of the committee, is a member of two (2007: two) other public companies' audit committees but is the chairman of none of these committees (2007: nil).
Prof Nkuhlu is a qualified chartered accountant with considerable experience in both accounting and auditing and is a past president of the South African Institute of Chartered Accountants. The board is confident that the experience and calibre of Prof Nkuhlu and his active contribution and regular attendance at meetings of the committee and the board demonstrates his commitment to the company. The simultaneous service on other audit committees and membership on the Financial Crisis Advisory Group of the IASB and FASB by Prof Nkuhlu has not impaired his ability to diligently execute his responsibilities to the committee and the board of AngloGold Ashanti. The members of the Audit and Corporate Governance
Committee were all re-appointed to serve as members of the committee by the board to hold office for the next financial year.
Transformation and Human Resources Development Committee (formerly Employment Equity and Development Committee)
The name of this committee was changed during 2008. The committee is responsible for overseeing the company's performance in respect of employment equity, transformation and staff development by taking into account the legal requirements of applicable legislation and the monitoring of targets set by the company, including the monitoring of the Mining Charter in its entirety and all legislative requirements impacting on the company's right to mine at all its operations. The committee is also responsible for employee skills development in a manner that seeks to develop and retain talent, and to provide employees with the opportunity to enhance their skills and knowledge. The committee met on four occasions during 2008. Details of the company's employment equity practices and performance during the year, as well as the many challenges the company faces in this regard are provided for in this report under the Employment Equity and Development section below.
The committee's meeting attendance graph is provided below.
Annual Report 2008

Transformation and Human
Resources Development
Committee: proportion of
meetings attended by members
Not attended
Attended
96%
4%
Members of the Transformation and Human
No. of meetings
No. of meetings
Resources Development Committee
not attended
attended/total
Dr T J Motlatsi (Chairman)
4/4
Mr FB Arisman
4/4
Mr R E Bannerman
4/4
Mr M Cutifani
4/4
Mr W A Nairn
4/4
Mr S M Pityana
1
3/4

Executive Committee
This committee is chaired by Mr Cutifani, the chief executive officer and comprises members of the executive team as detailed on page 109. The committee is responsible for overseeing the day-to-day management of the company's affairs and for executing the decisions of the board. It meets at least monthly and is actively involved in the strategic review of the company's values, safety performance, operation and exploration profiles and financial status.
Investment Committee
This committee is responsible for overseeing and reviewing AngloGold Ashanti's strategic investments which includes the acquisition and disposal of assets, capital expenditure and projects. Mrs E Le R Bradley and
Mr Thompson resigned from the committee on 6 May 2008 and 28 July 2008 respectively. The committee met on three occasions during 2008 and the attendance graph is provided below.
Nominations Committee
The appointment of directors is a matter for the board as a whole but the Nominations Committee, whose membership comprises solely of independent non-executive directors, is responsible for identifying and recommending suitable candidates for appointment to the board. The fit and proper standards policy for directors guides this process. The committee is also responsible for establishing and reviewing succession plans for members of the board, particularly those of the chief executive officer and board chairman. Mrs E Le
R Bradley resigned from the committee on 6 May 2008. No meetings of the committee took place during 2008.
Political Donations Committee
The membership of the Political Donations Committee comprises the South African resident independent non-
executive directors, and is chaired by the deputy chairman of the board, Dr TJ Motlatsi. The committee determines the funding of political parties in South Africa in accordance with principles set out in the political donations policy adopted by the board on 29 April 2003. No meetings of the committee took place during 2008.
Annual Report 2008

Corporate
governance cont.
Investment Committee:
proportion of meetings attended
by members
Not attended
Attended
85%
15%
Members of the
No. of meetings
No. of meetings
Investment Committee during 2008
not attended
attended/total
Mr R P Edey (Chairman)
3/3
Mrs E le R Bradley*
1/1
Mr M Cutifani
1
2/3
Mr J H Mensah
3/3
Mr W A Nairn
1
2/3
Mr S Pityana
1
2/3
Mr S R Thompson**
1/1
Mr S Venkatakrishnan
3/3
* retired 6 May 2008
** resigned 28 July 2008

Remuneration Committee
The Remuneration Committee comprises only non-executive directors and is responsible for evaluating the performance of executive directors and executive management, and for setting appropriate remuneration for such officers of the company. Full details of the company's remuneration philosophy, the committee's deliberations during 2008, remuneration payments for all directors and information on the Share Incentive
Scheme are available in the Remuneration Report from page 192 of this report.
The performances of the executive directors are assessed relative to the prevailing business climate and market conditions, as well as to annual evaluations of the achievement of key predetermined objectives. Bonuses paid to executive directors are a reflection of the performance of each of the directors and the company as a whole.
The fees of non-executive directors are fixed by shareholders at the annual general meeting and, other than the fees they receive for their participation on board committees and an allowance for travelling internationally to attend board meetings, non-executive directors receive no further payments from the company and are precluded from participation in the company's share incentive scheme. Mr Edey resigned as chairman of this committee on 31 July 2008, but remains a member and Mr Pityana assumed the chairmanship on 1 August
2008. The committee met on three occasions during 2008 and its meeting attendance graph is provided above.
Annual Report 2008

Remuneration Committee:
proportion of meetings attended
by members
Not attended
Attended
94%
6%
Members of the Remuneration
No. of meetings
No. of meetings
Committee during 2008
not attended
attended/total
Mr S M Pityana (Chairman)
1
2/3
Mr F B Arisman
3/3
Mr RE Bannerman
3/3
Mr RP Edey
3/3
Dr TJ Motlatsi
3/3
Prof W L Nkuhlu
3/3
Safety, Health and Sustainable
Development Committee:
proportion of meetings attended
by members
Not attended
Attended
82%
18%
Members of the Safety, Health and
No. of meetings
No. of meetings
Sustainable Development Committee
not attended
attended/total
Mr WA Nairn (Chairman)
4/4
Mr M Cutifani
4/4
Mr J H Mensah
1
3/4
Dr T J Motlatsi
1
3/4
Mr S M Pityana
1
3/4
Mr S R Thompson*
1
1/2
* resigned 28 July 2008

Safety, Health and Sustainable Development Committee
This committee is tasked with overseeing the company's performance regarding safety, health and sustainable development, and for establishing targets in relation to each of these areas. Membership of the committee comprises non-executive directors and the chief executive officer. Its meetings are attended by several members of the executive team and other officers of the company. During 2008 the committee deliberated on the safety concerns faced by the company's South African mines in particular, and on the strategies and methodologies that will enhance the safety and security of all company employees.
AngloGold Ashanti recently implemented the “Safety is our first value” campaign aimed at giving greater focus to safety issues. The committee met on four occasions during 2008. The members of the committee visited the Moab Khotsong mine where they went underground and had a presentation from mine management. Mr Thompson resigned from the committee on 28 July 2008. The committee's meeting attendance graph is provided on page 151.
EMPLOYEE AND OTHER STAKEHOLDER ENGAGEMENT
The company has in place, a variety of strategies and structures designed to promote constructive engagement with employees and other stakeholders. Details of the company's initiatives and practices in respect of stakeholder engagement are contained in the AngloGold Ashanti Report to Society 2008, which is available on the company's website, or the 2008 annual report website, www.aga-reports.com.
EMPLOYMENT EQUITY AND DEVELOPMENT
As required by the South African Employment Equity Act (the Act), AngloGold Ashanti submitted its eighth annual employment equity report as at 1 August 2008 on progress made with the implementation of the company's employment equity plan in respect of its South African operations to the Department of Labour in
October 2008. The 2008 report indicates that some progress has been made year-on-year. Employment equity governance structures and monitoring processes are in place at company and business unit levels. The implementation of the Mining Charter undertakings is subjected to external and internal audits.
Challenges and opportunities in respect of employment equity:
•
In the mining industry, technical skills that are linked with disciplines such as mining, metallurgy, and engineering are seen as key to continued operations. To this end, AngloGold Ashanti has over the years placed emphasis on ensuring a continued supply of these key skills by among others, sponsoring bursaries and facilitating learnerships as applicable within these fields of study. Study in these fields to a point of competency is however accomplished over a long period of time as the knowledge component of learning needs to be complemented with on-the-job training before an individual acquires the necessary level of skill to perform the job on his/her own. As these skills are portable, and in demand both locally and internationally, one of the biggest challenges remains retention of the skills developed by the company.
•
The impact that this has had on the company's employment equity initiatives is that, whilst the intake ratios on bursars is set at a 70:30 historically disadvantaged South Africans (HDSA): White male ratio, it takes a fair amount of time for learners, irrespective of race or gender to be developed into a management position whereby they are able to work independently. As demand for these skills by industry far exceeds supply, employment equity candidates are highly marketable following their training, resulting in a high turnover of these skilled employees.
•
Skills development is largely managed from the perspective of operational need based on life-of-mine plans with some development being addressed from a broader skills development perspective including community training, educational assistance for fields of study outside an employee's current field of employment. AngloGold Ashanti has over the years spent on average 4-5% of its annual payroll towards skills development. Talent is identified via interaction at line management level through e.g. performance management interventions. Opportunity to develop such talent is offered via a variety of mechanisms such
Annual Report 2008

Corporate
governance cont.

as in-house and external training courses and correspondence studies. Career development plans are also used as a means to allow individual aspirations and company goals to materialise within specified timeframes.
•
With the commodity boom, AngloGold Ashanti lost a substantial number of skilled employees. As this is of concern to the company, a number of retention initiatives have been initiated in an attempt to curb the skills loss. Within the South African Division in particular, in respect of retention strategies, the company has embarked on an initiative aimed at selected occupations in the Officials ranks (Geosciences, Shift bosses,
Engineering and Metallurgical Foremen and selected others such as Training Officers in the technical fields and Rock Engineering Officers) as well as the Miners & Artisans ranks. The initiative for the selected Officials resulted in an increase in their remuneration. In respect of the Miners & Artisans, a two-pronged approach was followed, consisting of a salary increase and the payment of a retention bonus. Since the introduction of these initiatives, the company has seen a significant decrease in the turnover rates of these categories.
•
Given the skills losses, inclusive of HDSA losses, meeting the company's employment equity targets has been challenging, especially when considering the fairly long development opportunities that were provided by the company with a view to developing talent over a long term period. Having identified a need to establish a focused drive to deliver on the company's employment equity targets, a plan specific to each business unit within the South African Division has been established to deliver on short term goals by
April 2009. A new five-year Employment Equity Plan is currently being established based on what is believed to be realistically achievable targets within that time frame and is aimed at achieving a broader demographic representation of the workforce.
Below is a summary of the 2008 employment equity report as required by section 22(1) of the Employment
Equity Act of 1998 based on occupational levels for the South Africa region broken down according to number of employees within each category. The table includes the following: white (W), coloured (C), Indian (I) and
African (A) population groups including persons with disabilities.
White             Foreign
2008
Male
Female
male
nationals
Occupational levels
A
C
I
A
C
I
W
W
M
F
Total
Top management 1 0 0 1 0 0 0 7 2 0 11
Senior management 12 3 5 1 1 1 13 132 5 0 173
Professionally qualified and
experienced specialists and
mid-management 93 16 21 25 5 10 112 515 17 3 817
Skilled technical and
academically qualified workers,
junior management, supervisors,
foremen, and superintendents 1,578 48 4 319 16 10 440 2,037 352 3 4,807
Semi-skilled and discretionary
decision making 1,142 13 0 505 19 1 211 174 157 3 2,225
Unskilled and defined decision
making 13,934 47 0 1,441 7 0 10
122  10,264
34 25,859
Total permanent 16,760 127 30 2,292 48 22 786
2,987   10,797
43 33,892
Non-permanent employees 41 0 1 16 1 0 28 38 4 0 102
Grand total 16,774 127 31 2,308 49 22 814
3,025   10,801
43 33,994
Key: A = African
C = Coloured
I = Indian
W = White
M = Male
F = Female
Annual Report 2008

SUSTAINABLE DEVELOPMENT
The AngloGold Ashanti Report to Society 2008 is a reflection of the company's commitment to report on its impact and obligations in respect of its employees, the environment, economies and communities in which it operates. This report seeks to report on these issues to a wide range of stakeholders including shareholders, investors, communities, employees and their representatives, local and national governments and other interested parties. The report has been designed in line with the guidelines of the Global Reporting Initiative and its contents, includes several major case studies, which have been assured by independent auditors. In addition, the report incorporates a range of case studies and country reports available only as web-based interactive documents available from the company's website, www.AngloGoldAshanti.com, or the 2008 Annual
Report website, www.aga-reports.com. A limited number of hard copies of the main report are available on request from the Corporate Affairs department.
The company once again qualified for the JSE Socially Responsible Investment Index 2008, demonstrating its commitment to balancing the social, environmental and economic impacts of its business with its financial imperatives. The company was nominated as one of the sixteen “Best Performers” in the 2008 index.
DISCLOSURES POLICY
AngloGold Ashanti subscribes to a policy of full, accurate and consistent communication in respect of both its financial and operating affairs. To this end, the company has adopted a Disclosures Policy, the object of which is to ensure compliance with the rules of the various exchanges on which it is listed and to provide timely, accurate and reliable information to all stakeholders, including investors (and potential investors), regulators and analysts. The policy is available on the company's website at www.anglogoldashanti.com/
about/corporategovernance/guidelines.
COMPLIANCE WITH SECTION 303A.11 OF THE NYSE RULES
Section 303A.11 of the NYSE Rules requires a foreign-listed company on the exchange to identify significant differences between its corporate governance practices and those of a US company listed on the NYSE. In previous years the board did not comprise a majority of independent directors as the company's primary listing on the JSE does not require this. Nevertheless the company's board now does comprise a majority of independent directors.
In compliance with NYSE rules and JSE Listings Requirements, the company has fully independent
Nominations and Remuneration committees.
ELECTRONIC PARTICIPATION AT MEETINGS BY SHAREHOLDERS
Shareholder participation and empowerment are critical to the company's corporate governance strategy and practices. During the run-up to the annual general meeting in 2007 the company implemented a system that enabled South African based shareholders to make use of the internet to electronically vote on resolutions to be put forward for approval at the annual general meeting. This system, run by iProxy, performed exceptionally well. The company is examining the feasibility of expanding iProxy beyond the South African shareholder base.
The company also makes use of electronic voting, run by Computershare, since its annual general meeting on
4 May 2007.
Annual Report 2008

Corporate
governance cont.

COMMUNICATIONS WITH DIRECTORS
In addition to any anonymous and confidential report, business and other interested parties may wish to make use of the whistle-blowing policy detailed below (under “Codes of ethics and whistle-blowing policy”), or they may address any issue, complaint or concern directly to the chairman of the board, the chairman of any board committee or any director. Unless clearly addressed to a specific director and marked “Confidential”, all correspondence will be screened by the company secretary to determine to which director or board committee chairman the correspondence should be directed. The following contact details should be used:
Name of director, board committee, chairman of the board to be sent c/o Company Secretary,
AngloGold Ashanti Limited, PO Box 62117 Marshalltown 2107 South Africa or by Facsimile: +27 11 637 6677
(Attention: Company Secretary) or Email: CompanySecretary@AngloGoldAshanti.com
ANGLOGOLD ASHANTI'S VALUES LAUNCH
The revised vision, values and mission of the company can be found on page 2 of this annual report and is also available on the internet at http://www.anglogoldashanti.com/Values/Values.htm.
CODES OF ETHICS AND WHISTLE-BLOWING POLICY
In order to comply with the company's obligation in terms of the Sarbanes-Oxley Act and the King Report, and in the interests of good governance, the company has systems and procedures to introduce, monitor and enforce its ethical codes and has adopted a code of ethics for employees, a code of ethics for senior financial officers, and a whistle-blowing policy that encourages employees and other stakeholders to confidentially and anonymously report acts of an unethical or illegal nature that affect the company's interests. Senior management oversee compliance with the ethical code by means of several mechanisms including:
•
Assessing the integrity of new appointees in the selection and promotion process;
•
Adherence to the policy on the delegation of authority;
•
Induction of directors and employees on the company's values, policies and procedures; and
•
Compliance with a strict disciplinary code of conduct.
AngloGold Ashanti has a whistle-blowing policy that provides a channel for the reporting of practices that are in conflict with AngloGold Ashanti's business principles, unlawful conduct, financial malpractice, or are dangerous to the public and the environment. The process encourages reports to be made in good faith in a responsible and ethical manner. Employees are encouraged to discuss issues with their direct managers first
(if appropriate) and then, if not resolved, to report these through the whistle-blowing line or directly to the internal audit or legal departments. The codes and the whistle-blowing policy are available on the company's website at www.anglogoldashanti.co.za/About/Gov+Policies.htm. There are several mediums by which reports can be made such as through the intranet, internet, telephone, fax and post. An initiative is being undertaken to implement short messaging system (sms) as a medium for reporting as well.
All reports made in terms of the whistle-blowing policy are administered by a third party, Tip-Offs Anonymous, which ensures all reports are treated confidentially or anonymously depending on the preference of the caller.
The information is relayed to management and internal audit for investigation. Feedback on reports is given when requested. A report is provided to the Executive Committee and the Board Audit and Corporate Governance
Committee on a quarterly basis. Both the code of ethics and the whistle-blowing policy are available on the company's website at www.anglogoldashanti.com. In total, there were 50 reports received in terms of the whistle-blowing policy as at October 2008 (2007: 39 and 2006: 29), of which, twenty-three are in progress.
Whistle-blowing issues are categorised on the basis of information that is made available regarding the alleged offence. A category such as “irregularities” pertains to issues where a specific categorisation of the offence has not been made in the report received and or possible transgressions of policy and procedures has been reported.
Annual Report 2008

REPORTS RECEIVED JANUARY 2008 TO OCTOBER 2008
Category
Completed
In progress
Total
Bribery and corruption
1
–
1
Conflict of interest
–
2
2
Enquiry
5
1
6
Fraud
8
6
14
Irregularities
5
7
12
Misconduct
6
4
10
Theft
–
2
2
Unethical behaviour
–
1
1
Unfair labour practice
2
–
2
Total
27
23
50
RESULTS OF CASES COMPLETED JANUARY 2008 TO OCTOBER 2008
Bribery and corruption
1
1
Enquiry
4
1
5
Fraud
4
3
1
8
Irregularities
1
1
1
2
5
Misconduct
2
2
1
1
6
Unfair labour practice
1
1
2
Total
2
1
1
4
2
2
4
3
2
1
5
27
EXTRACTIVE INDUSTRIES TRANSPARENCY INITIATIVE
The Extractive Industries Transparency Initiative (EITI) was launched by the then UK Prime Minister, Mr Tony
Blair at the World Summit on Sustainable Development in Johannesburg in September 2002. The initiative is a partnership of governments, international organisations, companies, non governmental organisations (NGOs), investors, business and industrial organisations. Its aim is to increase transparency in transactions between governments and companies in the extractive industries in order to improve public awareness of the revenues from these transactions, thus increasing the likelihood that these companies will contribute to sustainable development and poverty reduction.
During 2006, AngloGold Ashanti formally became an organisational supporter of the EITI. While the company had been an active supporter of the initiative since its inception, both via the company's membership of the
International Council of Mining and Metals and individual corporate action, it was felt timely to unambiguously state the company's support.
As a matter of principle AngloGold Ashanti has established a practice of disclosing all payments made to governments in its annual Report to Society, regardless of whether the country is a formal supporter of the EITI
(see the company's annual Reports to Society.) Furthermore, in countries where governments have indicated
a desire to be a part of the process, AngloGold Ashanti is actively involved in contributing to the success of the initiative. These countries include Ghana, Guinea, Mali and the Democratic Republic of the Congo.
ACCESS TO INFORMATION
The company has complied with its obligations in terms of the South African Promotion of Access to
Information Act of 2000. The company's access to information manual is available on the company's website and from the company secretarial department.
SPONSOR
UBS Limited acts as sponsor to the company in compliance with the Listings Requirements of the JSE Limited.
Annual Report 2008

Corporate
governance cont.
Total
Resolved
     with
department
Non-Anglo
    Gold
 Ashanti
    issue
Information
   provided
Indepen-
   dent
 review
conducted
Enquiry
Employee
 resigned
Criminally
 reported
Disciplined
Counselling
Allegations
unfounded
Allegations
 could not
 be proven

Annual Report 2008

AngloGold Ashanti has in place the systems necessary to assist management and the board to effectively manage the wide range of risks faced by the group's operations so as to promote the creation and preservation of shareholder wealth.
The board is satisfied that there is an ongoing process for identifying, evaluating and managing significant risks and internal controls, and where weaknesses are identified these are promptly addressed within AngloGold
Ashanti and its operations as risk mitigation processes are part of the group's overall risk management framework. The group has a sound system of internal control, based on policies and guidelines, in all material subsidiaries and joint ventures under its control.
The risk management system's focus is to ensure that the requirements of the South African King Code and the US Sarbanes-Oxley Act are met. In conducting its annual review of the effectiveness of risk management, the board considers the key findings from the ongoing monitoring and reporting process, management assertions and independent assurance reports. The board also takes account of material changes and trends in the risk profile, and considers whether the control system, including reporting, adequately supports the board in achieving its risk management objectives. The board furthermore, receives assurance from the Audit and
Corporate Governance Committee, which derives its information, in part, from regular internal and external audit reports and, where considered necessary, from other reports on risk and internal control throughout the group.
The board, having ultimate responsibility for the total risk management process within the group, reviews and approves the risk strategy and policies that are formulated by the executive directors and senior management.
Management is accountable to the board and has established a system of internal control to manage significant group risk. This system assists the board in discharging its responsibility for ensuring that the wide range of risks associated with the group's global operations are effectively managed in support of the creation and preservation of shareholder wealth.
Full reviews of the risk control and disclosure processes are undertaken regularly.
The group's chief executive officer and chief financial officer are both required, in terms of the Sarbanes-Oxley
Act, to certify on Form 20-F that its financial statements present a true and fair view, in all material respects, of the group's financial position, cash flows and operational results, in accordance with the relevant, generally accepted accounting principles in the United States. The certificates further provide that both officers are responsible for establishing and maintaining disclosure and internal controls and procedures for financial reporting. The certification process is pre-approved by the board of directors prior to filing of the Form 20-F with the SEC.
All eight key components of the 'Enterprise Risk Management – Integrated Framework' issued by the
Committee of Sponsoring Organisations of the Treadway Commission (COSO) have been incorporated into the group's process to comply with Sarbanes-Oxley Act section 404 dealing with the group's internal control system.
In respect of those entities in which AngloGold Ashanti does not have a controlling interest, the directors who represent AngloGold Ashanti on the boards of these entities, seek assurance that significant risks are being managed.
In light of the current global financial crisis as well as management restructuring, AngloGold Ashanti has initiated an enhanced focus upon risk management to benefit from opportunities and cope with uncertainty.
Risk management
and internal controls

RISK FACTORS
The following sections describe many of the risk factors that could affect AngloGold Ashanti. There however may be additional risks unknown to AngloGold Ashanti and other risks, currently believed to be immaterial that could turn out to be material. These risks, either individually or simultaneously, could significantly affect the group's business and financial results.
The risk factors highlight the group's exposure to risk without explaining how these exposures are managed and mitigated or how some of the risks are also potential opportunities. The risk factors set out in this document have been organised into the following categories: risks related to the gold mining industry generally; risks related to AngloGold Ashanti's operations; and risks related to AngloGold Ashanti's ordinary shares and
American Depositary Shares (ADSs).
Risks related to the gold mining industry generally
Global economic conditions could adversely affect the profitability of AngloGold Ashanti's operations.
AngloGold Ashanti's operations and performance depend significantly on worldwide economic conditions. The current turmoil affecting the banking system and financial markets has resulted in major financial institutions consolidating or going out of business, the tightening of credit markets, significantly lower liquidity in most financial markets, and extreme volatility in fixed income, credit, currency and equity markets. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty regarding corporate earnings.
These disruptions in the financial markets and the global economic downturn may have follow-on effects on
AngloGold Ashanti's business. For example:
•
The insolvency of key suppliers could result in a supply chain break-down;
•
The failure of hedging and derivative counterparties and other financial institutions may negatively impact
AngloGold Ashanti's operations;
•
Other income and expense could vary materially from expectations depending on gains or losses realised on the sale or exchange of financial instruments and impairment charges may be incurred with respect to
AngloGold Ashanti's investments;
•
Other amounts realised in the future on AngloGold Ashanti's financial instruments could differ significantly from the fair values currently assigned to them;
•
AngloGold Ashanti's defined benefit pension fund may not achieve expected returns on its investments, which could require AngloGold Ashanti to make substantial cash payments to fund any resulting deficits;
•
The absence of available credit may make it more difficult for AngloGold Ashanti to obtain, or may increase the cost of obtaining finance for AngloGold Ashanti's operations; and
•
A credit down grading of companies, including AngloGold Ashanti, could adversely affect the ability of
AngloGold Ashanti to raise new financing and could also impact the market value of AngloGold Ashanti securities.
Uncertainty regarding current global economic conditions may also increase the volatility of the market value of the AngloGold Ashanti's securities.
Annual Report 2008

Annual Report 2008

Risk management
and internal controls cont.

Annual Report 2008

Commodity market price fluctuations could adversely affect the profitability of AngloGold Ashanti's operations.
AngloGold Ashanti predominately sells gold as its main product, but also some silver and uranium. The market prices for these commodities fluctuate widely. These fluctuations are caused by numerous factors beyond
AngloGold Ashanti's control. Causes of gold price fluctuations include the following:
•
speculative positions taken by investors or traders in gold;
•
changes in the demand for gold as an investment;
•
changes in the demand for gold used in jewellery and for other industrial uses;
•
changes in the supply of gold from production, disinvestment, scrap and hedging;
•
financial market expectations regarding the rate of inflation;
•
the strength of the dollar (the currency in which the gold price trades internationally) relative to other currencies;
•
changes in interest rates;
•
actual or expected gold sales by central banks and the International Monetary Fund;
•
gold hedging and de-hedging by gold producers;
•
global or regional political or economic events; and
•
the cost of gold production in major gold-producing nations in which AngloGold Ashanti has operations, such as South Africa, the United States and Australia.
The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of above-
ground stocks of the metal in comparison to other commodities, these factors typically do not affect the gold price in the same manner or degree that the supply of and demand for other commodities tends to affect their market price. In addition, the current significant instability in the financial markets may heighten these fluctuations. The adjacent graph presents the annual high, low and average afternoon fixing prices over the past decade, expressed in dollars, for gold per ounce on the London Bullion Market.
The market price of gold has experienced significant volatility in recent months. During the fourth quarter of
2008, the gold price traded from a high of $918 per ounce to a low of $693 per ounce. On 5 March 2009, the
1200
1000
800
600
400
200
0
2000
2002
2004
2006
2008
Year high
Year low
Average for year
Gold price movements
Source of data: Metals Week, Reuters and London
Bullion Market Association
Average
Year high
Year low
for year
1999
340
252
278
2000
317
262
279
2001
298
253
271
2002
347
278
310
2003
417
320
364
2004
456
371
410
2005
538
412
445
2006
725
525
604
2007
845
602
697
2008
1,011

afternoon fixing price of gold on the London Bullion Market was $913 per ounce. A sustained period of significant gold price volatility may adversely affect AngloGold Ashanti's ability to evaluate the feasibility of undertaking new capital projects or continuing existing operations or to make other long-term strategic decisions.
In addition to the spot price of gold, a portion of AngloGold Ashanti's gold sales is determined at prices in accordance with the various hedging contracts that it has entered into, or may enter into, with various gold hedging counterparts.
If revenue from gold sales falls below the cost of production for an extended period, AngloGold Ashanti may experience losses and be forced to curtail or suspend some or all of its capital projects or existing operations, particularly those operations having operating costs that are flexible to such short- to medium-term curtailment or closure, or change its dividend payment policies. In addition, it would have to assess the economic impact of low gold prices on its ability to recover any losses that may be incurred during that period and on its ability to maintain adequate cash reserves.
The profitability of AngloGold Ashanti's operations, and the cash flows generated by these operations, are significantly affected by the fluctuations in input production prices, many of which are linked to the prices of oil and steel.
Fuel, energy and consumables, including diesel, heavy fuel oil, chemical reagents, explosives and tyres, which are used in mining operations form a relatively large part of the operating costs of any mining company. The cost of these consumables is linked to some degree to the price of oil. The price of oil has been extremely volatile in recent months, reaching a high of $147 per barrel and a low of $44 per barrel in 2008.
AngloGold Ashanti has estimated that for each $1 per barrel rise in the oil price, the average cash costs of all its operations increases by about $0.50 per ounce with the cash costs of certain of its mines, which are more dependent on fuel, being more sensitive to changes in the price of oil.
Furthermore, the cost of steel, which is used in the manufacture of most forms of fixed and mobile mining equipment, is also a relatively large contributor to the operating costs and capital expenditure of a mining company.
Fluctuations in the price of oil and steel have a significant impact upon operating cost and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects or render certain projects non-viable. AngloGold Ashanti has no influence over the price of fuel, chemical reagents, explosives, steel and other commodities used in its mining activities.
AngloGold Ashanti's operations and development projects could be adversely affected by shortages of, as well as the lead times to deliver, strategic spares, critical consumables, heavy mining equipment and metallurgical plant.
Due to the significant increase in the world's demand for commodities in recent years, the global mining industry has experienced an increase in production capacity both in terms of expansions at existing, as well as the development of new, production facilities. There are recent indications however that this trend has now changed with a sharp decline in demand for most commodities.
Annual Report 2008

Risk management
and internal controls cont.

Annual Report 2008

This increase in production capacity expansion has taken place, in certain instances, without a concomitant increase in the capacity for production of certain strategic spares, critical consumables and mining and processing equipment used to operate and construct mining operations, resulting in shortages of, and an increase in the lead times to deliver, these items.
In particular, AngloGold Ashanti and other gold mining companies have experienced shortages in critical consumables like tyres for mobile mining equipment, underground support, as well as certain critical spares for both mining equipment and processing plants including, for example, gears for the ball-mills. In addition,
AngloGold Ashanti has experienced an increase in delivery times for these and other items. These shortages have also resulted in unanticipated increases in the price of certain of these and other items. Shortages of critical spares, consumables and equipment result in production delays and production shortfalls. Increases in prices result in an increase in both operating costs and the capital expenditure to maintain and develop mining operations.
While the recent decline in demand for most commodities may alleviate shortages of, and delivery times for strategic spares, critical consumables, heavy mining equipment and metallurgical plant, AngloGold Ashanti and other gold mining companies, individually, have limited influence over manufacturers and suppliers of these items. In addition, the supply chain for these items could be disrupted by global economic conditions. If
AngloGold Ashanti experiences shortages, or increased lead times in delivery of strategic spares, critical consumables, heavy mining and certain processing equipment, its results of operations and its financial condition could be adversely affected.
Mining companies face many risks related to their operations (including their exploration and development activities) that may adversely affect their cash flows and overall profitability.
Uncertainty and cost of mineral exploration and acquisitions
Exploration activities are speculative and are often unproductive. These activities also often require substantial expenditure to:
•
establish the presence, and to quantify the extent and grades (metal content), of mineralised material through exploration drilling;
•
determine appropriate metallurgical recovery processes to extract gold from the ore;
•
estimate Ore Reserves;
•
undertake feasibility studies and to estimate the technical and economic viability of the project; and
•
construct, renovate or expand mining and processing facilities.
Once gold mineralisation is discovered it can take several years to determine whether Ore Reserves exist.
During this time the economic feasibility of production may change owing to fluctuations in factors that affect revenue, as well as cash and other operating costs.
From time-to-time AngloGold Ashanti evaluates the acquisition of Ore Reserves, development properties and operating mines, either as stand-alone assets or as part of companies. Its decisions to acquire these properties have historically been based on a variety of factors including historical operating results, estimates of and assumptions regarding the extent of Ore Reserves, cash and other operating costs, gold prices and projected economic returns and evaluations of existing or potential liabilities associated with the property and its operations and how these may change in the future. Other than historical operating results, all of these parameters are uncertain and have an impact upon revenue, cash and other operating issues, as well as the uncertainties related to the process used to estimate Ore Reserves. In addition, there is intense competition for the acquisition of attractive mining properties.

As a result of these uncertainties, the exploration programmes and acquisitions engaged in by AngloGold
Ashanti may not result in the expansion or replacement of the current production with new Ore Reserves or operations. This could adversely affect its results of operations and its financial condition.
Development risks
AngloGold Ashanti's profitability depends, in part, on the actual economic returns and the actual costs of developing mines, which may differ significantly from its current estimates. The development of its mining projects may be subject to unexpected problems and delays.
AngloGold Ashanti's decision to develop a mineral property is typically based, in the case of an extension or, in the case of a new development, on the results of a feasibility study. Feasibility studies estimate the expected or anticipated project economic returns.
These estimates are based on assumptions regarding:
•
future gold, other metal and uranium prices;
•
anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;
•
anticipated recovery rates of gold, and other metals and uranium from the ore;
•
anticipated capital expenditure and cash operating costs; and
•
the required return on investment.
Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such studies and estimates. Operating costs and capital expenditure are determined particularly by the costs of the commodity inputs, including the cost of fuel, chemical reagents, explosives, tyres and steel consumed in mining activities and credits from by-products. There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the development and construction of any new mine. In addition to those discussed above these uncertainties include the:
•
timing and cost, which can be considerable, of the construction of mining and processing facilities;
•
availability and cost of skilled labour, power, water and transportation facilities;
•
availability and cost of appropriate smelting and refining arrangements;
•
need to obtain necessary environmental and other governmental permits and the timing of those permits;
and
•
the availability of funds to finance construction and development activities.
The costs, timing and complexities of mine development and construction can increase because of the remote location of many mining properties. New mining operations could experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production could occur. Finally, operating cost and capital expenditure estimates could fluctuate considerably as a result of changes in the prices of commodities consumed in the construction and operation of mining projects. Accordingly, AngloGold Ashanti's future development activities may not result in the expansion or replacement of current production with new production, or one or more of these new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all.
Ore reserve estimation risks
There are numerous uncertainties inherent in Ore Reserve estimation and assumptions that are valid at the time of estimation may change significantly with new information. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change economic status of reserves and may result in the reserves being restated. Those changes could impact depreciation and amortisation rates, asset-carrying values, deferred stripping calculations and provisions for closedown, restoration and environmental clean-up costs.
Annual Report 2008

Risk management
and internal controls cont.

Annual Report 2008

AngloGold Ashanti undertakes annual revisions to its Mineral Resource and Ore Reserve estimates based upon actual exploration and production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic parameters such as prevailing and forecasted gold and other by-
product prices and exchange rates. Mineral Resource and Ore Reserve estimates are not precise calculations and are dependent on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. These factors may result in reductions in its Ore Reserve estimates, which could adversely affect the life-of-mine plans and consequently the total value of AngloGold
Ashanti's mining asset base and, as a result, have an adverse effect upon the market price of AngloGold
Ashanti's ordinary shares and ADSs.
Production or mining industry risks
Gold mining is susceptible to numerous events that may have an adverse impact on a gold mining business, its ability to produce gold and meet its production targets. These events include, but are not limited to:
•
environmental hazards, including discharge of metals, pollutants or hazardous chemicals;
•
industrial accidents;
•
underground fires;
•
labour disputes;
•
activities of illegal or artisanal miners;
•
electrical power interruptions;
•
encountering unexpected geological formations;
•
unanticipated ground and water conditions;
•
unanticipated increases in gold lock-up and inventory levels at the company’s heap-leach operations;
•
fall-of-ground accidents in underground operations;
•
failure of mining pit slopes and tailings dam walls;
•
legal and regulatory restrictions and changes to such restrictions;
•
seismic activity; and
•
other natural phenomena, such as floods or inclement weather conditions.
Seismic activity is of particular concern to the gold mining industry in South Africa mainly because of the extent and depth of mining. Despite the implementation of technology and modifications to mine layouts and support technology with a view to minimising the incidence and impact of seismic activity, seismic events have and could cause the death of, or personal injury to, miners and other employees. Seismic activity may also cause the loss of mining equipment, damage to, or destruction of, mineral properties or production facilities, monetary losses, environmental damage and potential legal liabilities both within South Africa and elsewhere where seismic activity may be a factor. As a result, these events may have a material adverse effect on AngloGold
Ashanti's operational results and its financial condition.
Mining companies are increasingly required to consider and ensure the sustainable development of, and provide benefits to, the communities and countries in which they operate.
As a consequence of public concern about the perceived ill effects of economic globalisation, business generally and in particular large multinational corporations, such as AngloGold Ashanti, face increasing public scrutiny of their activities.
These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders – including employees, communities surrounding operations and the countries in which they operate – benefit, and will continue to benefit from these commercial activities, which are also expected to minimise or eliminate any damage to the interests of those stakeholders. Such pressures tend to be applied most strongly against companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of these pressures include reputational damage, legal suits and social spending obligations. All of these factors could have a material adverse effect on AngloGold Ashanti's results of operations and its financial condition.
Mining companies are subject to extensive health, safety and environmental laws and regulations.
Gold mining operations are subject to a variety of industry-specific health and safety laws and regulations depending upon the jurisdiction in which they are located. These laws and regulations are formulated to improve and to protect the safety and health of employees.
In South Africa in particular, recent fatalities in the mining industry have caused the government to introduce compulsory shutdown of operations to enable investigations into the cause of the accident. Should compliance with new standards require a material increase in expenditure, AngloGold Ashanti's results of operations and its financial condition could be adversely affected.
The South African Department of Minerals and Energy has embarked on an audit strategy with the primary aim of helping mines to develop programmes to improve health and safety. Audits have been conducted and a number of working places compliance stoppages have occurred. These instances have had a short-term adverse impact on gold production. Future stoppages could have a similar negative impact on production.
Mining companies are also subject to extensive environmental laws and regulations in the various jurisdictions in which they operate. These regulations establish limits and conditions on producers' ability to conduct their operations. The cost of AngloGold Ashanti's compliance with environmental laws and regulations has been, and is expected to continue to be, significant.
Environmental laws and regulations are continually changing and are generally becoming more restrictive. If
AngloGold Ashanti's environmental compliance obligations alter as a result of changes in laws and regulations, or in certain assumptions it makes to estimate liabilities, or if unanticipated conditions arise at its operations, its expenses and provisions would increase. If material, these expenses and provisions could adversely affect
AngloGold Ashanti's results and financial condition.
Mining companies are required to close their operations and rehabilitate the lands that they mine in accordance with environmental laws and regulations. Estimates of the total ultimate closure and rehabilitation costs for gold mining operations are significant and based principally on current legal and regulatory requirements that may change materially. Environmental liabilities are accrued when they become known, probable and can be reasonably estimated. Increasingly, regulators are seeking security in the form of cash collateral or bank guarantees in respect of environmental obligations, which could have an adverse effect on AngloGold Ashanti's financial condition.
Costs associated with rehabilitating land disturbed by the mining processes and addressing the environmental, health and community issues are estimated and financial provision made based upon information available currently. Estimates may however be insufficient and further environmental issues may be identified at any stage. Any underestimated or unidentified rehabilitation costs would reduce earnings and could materially and adversely affect AngloGold Ashanti's asset values, earnings and cash flows.
Annual Report 2008

Risk management
and internal controls cont.

Annual Report 2008

Risks related to AngloGold Ashanti's operations
AngloGold Ashanti faces many risks related to its operations that may affect its cash flows and overall profitability.
AngloGold Ashanti's level of indebtedness could adversely affect its business.
As at 31 December 2008, AngloGold Ashanti had gross borrowings of approximately $1.9 billion. This level of indebtedness could have adverse effects on its flexibility to do business. For example, AngloGold Ashanti may be required to utilise a large portion of its cash flow to pay the principal and interest on its debt which will reduce the amount of funds available to finance existing operations, the development of new organic growth opportunities and further acquisitions. In addition, under the terms of its borrowing facilities from its banks
AngloGold Ashanti is obliged to meet certain financial and other covenants. AngloGold Ashanti's ability to continue to meet these covenants will depend upon its future financial performance which will be affected by its operating performance as well as by financial and other factors, certain of which are beyond its control.
AngloGold Ashanti's level of indebtedness may make it vulnerable to economic cycle downturns, which are beyond its control, because during such downturns AngloGold Ashanti cannot be certain that its future cash flows will be sufficient to allow it to pay principal and interest on its debt and also to meet its other obligations.
Should the cash flow from operations be insufficient, AngloGold Ashanti could breach its financial and other covenants and may be required to refinance all or part of its existing debt, use existing cash balances, issue additional equity or sell assets. AngloGold Ashanti cannot be sure that it will be able to do so on commercially reasonable terms, if at all.
On 20 November 2008, AngloGold Ashanti Limited entered into a $1 billion term facility agreement with
Standard Chartered Bank to refinance its convertible bond. The term facility is for an initial one-year period from the date of the first drawdown in February 2009 and the term facility is extendable, if required, at the option of
AngloGold Ashanti until 30 November 2010. Amounts drawn under the term facility bear an interest margin of
4.25% for the first six months after the first drawdown and 5.25% thereafter.
AngloGold Ashanti's interest expense will increase substantially as a result of the higher interest rates and fees associated with the term facility. Based on an assumed cost of funds of 100 basis points and assuming that the term facility is fully drawn, the effective borrowing cost (including fees and applicable margin) on the term facility is estimated at approximately 10% per annum. The actual interest expense in 2009 will depend upon the lenders' actual costs of funds and prevailing LIBOR rates and will be partially mitigated by the application of the proceeds from the sale of AngloGold Ashanti's interest in the Boddington project to repay a portion of the term facility.
Amounts outstanding under the term facility may be prepaid at any time prior to the maturity date. AngloGold
Ashanti intends to refinance the term facility through one or more of the following: the proceeds from the sale of AngloGold Ashanti's interest in the Boddington project and other asset sales, long-term debt financing and/
or the issuance of an equity-linked instrument. The nature and timing of the refinancing of the term facility will depend upon market conditions. AngloGold Ashanti cannot be sure that it will be able to refinance the term facility on commercially reasonable terms if at all. For an update refer to page 187 of the Directors’ Report.

AngloGold Ashanti uses gold hedging instruments and has entered into long-term sales contracts, which may prevent the company from realising potential gains resulting from subsequent commodity price increases in the future. AngloGold Ashanti's reported financial condition could be adversely affected as a result of the need to fair value all of its hedge contracts.
AngloGold Ashanti has used gold hedging instruments to protect and fix the selling price of some of its anticipated production. The use of such instruments prevents full participation in subsequent increases in the market price for the commodity with respect to covered production. Since 2001, AngloGold Ashanti has been reducing its hedge commitments through hedge buy-backs (limited to non-hedge derivatives), deliveries into contracts and restructuring in order to provide greater participation in a rising gold price environment. As a result of these measures, AngloGold Ashanti has, and expects to continue to have, substantially less protection against declines in the market price of gold as compared with previous years.
AngloGold Ashanti continues to use gold hedging instruments to fix the selling price of a portion of its anticipated gold production and to protect revenues against unfavourable gold price and exchange rate movements. While the use of these instruments may protect against a drop in gold prices and exchange rate movements, it will do so for only a limited period of time and only to the extent that the hedge remains in place.
The use of these instruments may also prevent AngloGold Ashanti from fully realising the positive impact on income from any subsequent favourable increase in the price of gold on the portion of production covered by the hedge and of any subsequent favourable exchange rate movements.
In 2008, AngloGold Ashanti used part of the proceeds from its $1.7 billion rights offer to undertake a major restructuring of the hedge book. This hedge restructuring resulted in hedge commitments reducing by
5.29 million ounces (or 47%) from 11.28 million ounces as at 31 December 2007 to 5.99 million ounces as at
31 December 2008. Although this hedge restructuring has significantly reduced the exposure to the hedge book, a rising gold price may result in a gap between the spot price and AngloGold Ashanti's received price of gold for ounces still hedged, and this may continue as AngloGold Ashanti closes out its existing hedge positions by delivering into contracts.
A significant number of AngloGold Ashanti's forward sales contracts are not treated as derivatives and fair valued on the financial statements as they fall under the normal purchase sales exemption. Should AngloGold
Ashanti fail to settle these contracts by physical delivery, then it may be required to account for the fair value of a portion, or potentially all of, the existing contracts in the financial statements. This could adversely affect
AngloGold Ashanti's reported financial condition.
As the global financial crisis continues, some of AngloGold Ashanti's hedge counterparties may either be unable to perform their obligations under the applicable derivative instrument or in certain cases elect to terminate their contracts early in 2010, which may result in the company being called upon to immediately meet any obligation under the hedge contracts with such hedge counterparties. This could adversely affect
AngloGold Ashanti's financial condition.
Power stoppages, fluctuations and energy cost increases could adversely affect AngloGold Ashanti's results of operations and its financial condition.
Some of AngloGold Ashanti's operations have been forced it to halt or curtail activities due to severe power disruptions.
In South Africa, AngloGold Ashanti's mining operations are dependent upon electrical power generated by the state utility, Eskom. As a result of an increase in demand exceeding available generating capacity, Eskom
Annual Report 2008

Risk management
and internal controls cont.

Annual Report 2008

warned that South Africa could face disruptions in electrical power supply. At the start of 2008, as a result of substantial unplanned maintenance at Eskom's power stations, as well as higher than usual seasonal rainfall adversely impacting upon Eskom's coal stockpiles, Eskom's generating capacity was severely impaired. As a result, the incidence of power outages increased substantially to the point that, in January 2008, Eskom warned that it could no longer guarantee the availability of its supply of electrical power to the South African mining industry. Consequently, AngloGold Ashanti, along with other mining companies with South African operations, was forced temporarily to suspend mining operations at its South African mines. Following meetings between industry-wide representatives, including AngloGold Ashanti, and Eskom, agreement was reached whereby mines were able to resume their power consumption to 90% of average capacity in return for Eskom guaranteeing a more normal power supply, including undertakings to more reliably warn companies when power outages may occur. Mining operations resumed later in January 2008 at AngloGold Ashanti's mines, and since then, power supply to the South African operations has been at 90% of average capacity.
AngloGold Ashanti cannot give assurance that power supply to its South African operations will not experience future interruptions as the national grid system in South Africa continues to face emergency failure conditions.
In the third quarter of 2008, Eskom applied for a tariff review and the National Energy Regulator of South Africa
(NERSA) granted an additional 20% increase for the nine remaining months of the Eskom financial year (July
2008 to March 2009). In addition, it was indicated that the increase of electricity rates for the next three years could be in the order of 20-25% per annum. Eskom is compiling an application for tariff increases to NERSA for the 2009 increase and it is hoped that the regulator will approve new tariffs by April when Eskom's new financial year commences. Should the power outages continue to increase, or should AngloGold Ashanti be unable to achieve its production or cost targets due to the current constraint, any additional power outages or any power tariff increases, then its future profitability and financial condition may be adversely affected.
All of AngloGold Ashanti's mining operations in Ghana are dependant for their electricity supply on hydro-electric power supplied by the Volta River Authority (VRA) an entity controlled by the government of Ghana. Most of this electrical power is hydro-generated electricity, although AngloGold Ashanti also has access to VRA electricity supply from a recently constructed smaller thermal plant. The VRA's principal electricity generating facility is the
Akosombo Dam and during periods of below average inflows from the Volta reservoir, electricity supplies from the
Akosombo Dam may be curtailed, as occurred in 1998, 2006 and the first half of 2007. In addition, during periods of limited electricity availability, the national power system is subject to system disturbances and voltage fluctuations, which can damage the group's equipment. The VRA also obtains power from neighbouring Côte
d'Ivoire, which has intermittently experienced some political instability and civil unrest. These factors, including increased power demand from other users in Ghana, may cause interruptions in AngloGold Ashanti's power supply to its operations in Ghana or result in increases in the cost of power even if they do not interrupt supply.
Consequently, these factors may adversely affect AngloGold Ashanti's results of operations and its financial condition. In order to address this problem and to supplement the power generated by the VRA, AngloGold
Ashanti has, together with the other three principal gold producers in Ghana, acquired (and equally fund) an 85 megawatt, diesel-fired, power plant that could be converted to gas supply once the anticipated West African gas pipeline is developed. To further reduce the dependence on hydro-electric power, which may be impacted by low rainfall, the VRA is increasing its thermal power generation capacity by constructing a 126 megawatt thermal plant at Tema. In July 2008, the government of Ghana informed mining companies operating in the country that they would now pay an increased rate per kilowatt hour of power resulting in an increase at Obuasi from 9.2 to 15.45
US cents per kilowatt hour and for Iduapriem from 9.2 to 17.81 US cents per kilowatt hour. The mining companies in Ghana, including AngloGold Ashanti are in negotiation with the government to seek a reduction in power rates.
AngloGold Ashanti cannot give assurance that these negotiations will result in a reduction in power rates.
AngloGold Ashanti's mining operations in Guinea, Tanzania and Mali are dependent on power supplied by outside contractors and supplies of fuel being delivered by road. AngloGold Ashanti's power supply has been disrupted in the past and it has suffered resulting production losses as a result of equipment failure.

Contracts for sale of uranium at fixed prices could affect AngloGold Ashanti's operational results and financial condition.
AngloGold Ashanti has entered into contracts for the sale of uranium produced by some of its South African operations and may therefore be prevented from realising all potential gains from an increase in uranium prices to the extent that the group's future production is covered by such contracts, or should AngloGold Ashanti not produce sufficient quantities of uranium to cover such contracts, it may need to procure or borrow uranium in the market to meet any shortfall which could adversely affect AngloGold Ashanti's results of operations and its financial condition.
Foreign exchange fluctuations could have a material adverse effect on AngloGold Ashanti's operational results and financial condition.
Gold is principally a dollar-priced commodity, and most of AngloGold Ashanti's revenues are realised in, or linked to, dollars while production costs are largely incurred in the applicable local currency where the relevant operation is located. The weakening of the dollar, without a corresponding increase in the dollar price of gold against these local currencies, results in lower revenues and higher production costs in dollar terms.
Conversely, the strengthening of the dollar, without a corresponding decrease in the dollar price of gold against these local currencies yields significantly higher revenues and lower production costs in dollar terms. Exchange rate movements may have a material effect on AngloGold Ashanti's operational results. For example, a 1%
strengthening of the South African rand, Brazilian real, the Argentinian peso and the Australian dollar against the US dollar will result in an increase in total cash costs incurred of nearly $3 per ounce, or 1%.
A small proportion of AngloGold Ashanti's hedges are denominated in South African rands and Australian dollars, which may partially offset the effect of the US dollar's strength or weakness on AngloGold Ashanti's profitability. In addition, due to its global operations and local foreign exchange regulations, some of
AngloGold Ashanti's funds are held in local currencies, such as the South African rand and the
Australian dollar.
Inflation may have a material adverse effect on AngloGold Ashanti's operational results.
The majority of AngloGold Ashanti's operations are located in countries that have experienced high rates of inflation during certain periods.
Since AngloGold Ashanti is unable to influence the market price at which it sells gold (except to the extent that it enters into forward sales and other derivative contracts), it is possible that significantly higher future inflation in the countries in which AngloGold Ashanti operates may result in an increase in future operational costs in local currencies (without a concurrent devaluation of the local currency of operations against the dollar or an increase in the dollar price of gold). This could have a material adverse effect upon AngloGold Ashanti's results of operations and its financial condition.
While none of AngloGold Ashanti's specific operations is currently materially adversely affected by inflation, significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being discontinued or reduced or rationalised at higher cost mines.
Annual Report 2008

Risk management
and internal controls cont.

Annual Report 2008

AngloGold Ashanti's new order mining rights in South Africa could be suspended or cancelled should the company breach, and fail to remedy such breach of, its obligations in respect of the acquisition of these rights.
AngloGold Ashanti's rights to own and exploit Mineral Reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of its
Mineral Reserves and deposits are located in South Africa, where new order mining rights could be suspended or cancelled should AngloGold Ashanti breach, and fail to remedy such breach of, its obligations in respect of the acquisition of these rights.
Custodianship and the issuance of South Africa's mineral and prospecting rights vest in the state pursuant to the Mineral and Petroleum Resources Development Act (MPRDA). Such rights, formerly regulated under the Minerals Act 50 of 1991 and common law, are now known as old order mining rights and the transitional arrangements provided in Schedule II to the MPRDA give holders of old order mining rights the opportunity to convert their old order mining rights into new order mining rights within specified timeframes.
The Department of Minerals and Energy (DME) has published, pursuant to the MPRDA, the Broad-Based Socio-
Economic Empowerment Charter for the South African Mining Industry (the Mining Charter). Compliance with the
Mining Charter, measured using a designated scorecard, requires that every mining company achieve 15%
ownership by historically disadvantaged South Africans (HDSAs) of its South African mining assets by 1 May 2009, and 26% ownership by 1 May 2014, and achieve participation by HDSAs in various other aspects of management referred to below. AngloGold Ashanti has submitted two social and labour plans – one for each of its main mining regions – detailing its specific goals in these areas to the DME. The scorecard allows for a portion of 'offset' against the HDSAs equity participation requirements insofar as companies have facilitated downstream, value-adding activities in respect of the products they mine. AngloGold Ashanti carries out such downstream activities and believes these will be recognised in terms of a framework currently being devised by the South African
Government.
AngloGold Ashanti believes that it has made significant progress towards meeting the requirements of the
Mining Charter, the Scorecard and its own undertakings in terms of human resource development, employment equity, mine community and rural development, housing and living conditions, procurement and beneficiation, including the implementation of programmes to help achieve the requirement of having 40% of management roles being held by HDSAs by 2010, as well as the Employee Share Ownership Plan (ESOP) as implemented at the end of 2006. AngloGold Ashanti will incur expenses in giving further effect to the Mining Charter and the
Scorecard and the implementation of the ESOP will affect the group's results of operations.
AngloGold Ashanti was informed on 1 August 2005, by the Director General of Minerals and Energy that its applications to convert its old order rights to new order mining rights for its West Wits and Vaal River operations, as well as its applications for new mining rights to extend its mining areas at its TauTona and Kopanang mines, had been successful. These applications relate to all of its existing operations in South Africa. The notarial agreements for the converted West Wits mining right and Block 1C11 new mining right have been executed and registered. AngloGold Ashanti will also be applying for conversion of an old order mining right for a borrow pit at West Wits before the closing date being end April 2009. The notarial agreements for the bulk of the Vaal
River Operations and the adjacent areas of Jonkerskraal, Weltevreden, Moab Extension Area and the new right for Edom have been executed and registered. The sole remaining notarial agreement for the Vaal River operations, Grootdraai is pending. AngloGold Ashanti has also applied for the conversion of the Ergo old order right in order to cede the converted right to the purchaser of Ergo.

Even where new order mining rights are obtained under the MPRDA, these rights may not be equivalent to the old order mining rights. The AngloGold Ashanti rights that have been converted and registered do not differ significantly from the relevant old order rights. The duration of the new rights will no longer be perpetual as was the case under old order mining rights but rather will be granted for a maximum period of 30 years, with renewals of up to 30 years each and, in the case of prospecting rights, a maximum period of five years with one renewal of up to three years. Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions, such as non-concentration of resources, fair competition and non-exclusion of others. In addition, the new order rights will only be transferable subject to the consent of the Minister of Minerals and Energy.
The new order mining rights can be suspended or cancelled by the Minister of Minerals and Energy if, upon notice of a breach from the Minister, the entity breaching its obligations to comply with the MPRDA or the conditions of the notarial agreement fails to remedy such breach. The MPRDA also imposes additional responsibilities on mining companies relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities. AngloGold Ashanti has a policy of evaluating, minimising and addressing the environmental consequences of its activities and, consistent with this policy and the MPRDA, conducts an annual review of the environmental costs and liabilities associated with the group's South African operations in light of the new, as well as existing, environmental requirements.
The introduction of South African State royalties where a significant portion of AngloGold Ashanti's
Mineral Reserves and operations are located will have an adverse effect on its results of operations and its financial condition.
The Mineral and Petroleum Resources Royalty Act was promulgated by the South African Minister of Finance on 24 November 2008 and provides for the payment of a royalty according to a formula based on taxable earnings before interest and tax. It has a minimum rate of 0.5% and a maximum rate of 5% and is a tax deductible expense. It is estimated that the formula will translate to a royalty rate of between 2.5% and 4% of gross sales in terms of current pricing assumptions. The payment of royalties was scheduled to begin on 1 May
2009 but has been postponed to 1 March 2010 as announced in the minister of finance’s budget speech on
11 February 2009.
Certain factors may affect AngloGold Ashanti's ability to support the carrying value of its property, plants and equipment, acquired properties, investments and goodwill on its balance sheet.
AngloGold Ashanti reviews and tests the carrying value of its assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. AngloGold Ashanti values individual mining assets at the lowest level for which identifiable cash flows are identifiable as independent of cash flows of other mining assets and liabilities.
If there are indications that impairment may have occurred, AngloGold Ashanti prepares estimates of expected future cash flows for each group of assets. Expected future cash flows are inherently uncertain, and could materially change over time. They are significantly affected by reserve and production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditure.
If any of these uncertainties occur either alone or in combination, it could require management to recognise an impairment, which could adversely affect AngloGold Ashanti's financial condition. For example, in the fourth quarter of 2008, AngloGold Ashanti recorded exceptional asset impairment charges of $1.25 billion (net of tax)
Annual Report 2008

Risk management
and internal controls cont.

Annual Report 2008

in relation to the former assets of Ashanti (comprising Obuasi, Geita and Iduapriem) and certain other investments and assets.
Diversity in interpretation and application of accounting literature in the mining industry may impact
AngloGold Ashanti's reported financial results.
The mining industry has limited industry specific accounting literature. As a result, diversity exists in the interpretation and application of accounting literature to mining specific issues. For example, AngloGold Ashanti capitalises the drilling and related costs incurred to define and delineate a residual mineral deposit that has not been classified as proved and probable reserves at a development stage or production stage mine, whereas some companies expense such costs. As and when diversity in interpretation and application is addressed, it may impact AngloGold Ashanti's reported results should the adopted interpretation differ from the position followed by AngloGold Ashanti.
AngloGold Ashanti's Mineral Reserves, deposits and mining operations are located in countries that face political, economic and/or security risks.
Some of AngloGold Ashanti's mineral deposits and mining and exploration operations are located in countries that have experienced political instability and economic uncertainty. In all of the countries where AngloGold
Ashanti operates, the formulation or implementation of government policies may be unpredictable on certain issues including regulations which impact on its operations and changes in laws relating to issues such as mineral rights and asset ownership, taxation, royalties, import and export duties, currency transfers, restrictions on foreign currency holdings and repatriation of earnings.
Any existing and new mining and exploration operations and projects AngloGold Ashanti carries out in these countries are, and will be subject to, various national and local laws, policies and regulations governing the ownership, prospecting, development and mining of Mineral Reserves, taxation and royalties, exchange controls, import and export duties and restrictions, investment approvals, employee and social/ community relations and other matters.
If, in one or more of these countries, AngloGold Ashanti was not able to obtain or maintain necessary permits, authorisations or agreements to implement planned projects or continue its operations under conditions or within time frames that make such plans and operations economic, or if legal, ownership, fiscal (including all royalties and duties), exchange control, employment, environmental and social laws and regimes, or the governing political authorities change materially, which could result in changes to such laws and regimes, its results of operations and its financial condition could be adversely affected.
Certain of the countries in which AngloGold Ashanti has mineral deposits or mining or exploration operations, including the Democratic Republic of Congo and Colombia, have in the past experienced and in certain cases continue to experience, a difficult security environment as well as political instability. In particular, various illegal groups active in regions in which the group is present may pose a credible threat of terrorism, extortion and kidnapping, which could have an adverse effect on the group's operations in such regions. In the event that continued operations in these countries compromise AngloGold Ashanti's security or business principles, it may withdraw from these countries on a temporary or permanent basis, which in turn, could have an adverse impact on its results of operations and its financial condition.
In 2007, the government of the Democratic Republic of Congo (DRC) announced an industry-wide review of all mining concessions and related agreements. The agreements related to the ownership and operation of

AngloGold Ashanti's concessions in the DRC are also subject to this review by a commission as appointed by the DRC government. The review could result in an adverse change to AngloGold Ashanti in terms of these agreements which could have an adverse impact upon AngloGold Ashanti's current exploration activities and potential future mining activities in the DRC. The review has been concluded and AngloGold Ashanti is awaiting official communication from the government of the DRC.
In addition, in December 2008, the National Council for Democracy and Development (CNDD) seized power in
Guinea after the death of the country's long-standing president, Lasana Conte. Moussa Dadis Camara, president of the CNDD, announced on 27 December 2008 the creation of a committee to examine and revise all existing mining agreements in Guinea. The committee's review process has not yet commenced and
AngloGold Ashanti is currently unable to predict the outcome of the committee's examination.
In Mali and Tanzania, AngloGold Ashanti is due refunds of input tax which remain outstanding for periods longer than those provided for in the respective statutes. In addition, AngloGold Ashanti has outstanding assessments and unresolved tax disputes in a number of countries. If the outstanding input taxes are not received, the tax disputes are not resolved and assessments are not made in a manner favourable to AngloGold Ashanti, it could have an adverse effect upon its results of operations and its financial condition.
In Argentina, the government has applied export taxes of 5% to mining companies that were exempt there from. AngloGold Ashanti has filed a claim with the courts to recover the export tax.
Labour disruptions and/or increased labour costs could have an adverse effect on AngloGold Ashanti's operating results and financial condition.
As at 31 December 2008, approximately 67% (2007: 66%) of AngloGold Ashanti's workforce excluding contractors or 59% of total workforce was located in South Africa. Approximately 98% of the workforce on its
South African operations is unionised, with the National Union of Mineworkers (NUM) representing the majority of unionised workers.
AngloGold Ashanti's employees in some South American countries and Ghana are also highly unionised. Trade unions have a significant impact on AngloGold Ashanti's labour relations climate, as well as on social and political reforms, most notably in South Africa.
It has become established practice to negotiate wages and conditions of employment with the unions every two years through the Chamber of Mines of South Africa. An agreement was signed with the unions in August
2007, following negotiations between NUM, United Associations of South Africa (UASA) on behalf of some clerical and junior management staff and Solidarity (on behalf of a small number of miners) and the Chamber of Mines. A two-year deal was reached without resort to any industrial action. The next round of negotiations will take place in 2009. AngloGold Ashanti cannot give assurance that it will be able to renegotiate this agreement on satisfactory terms when it expires in 2009.
Labour costs represent a substantial proportion of AngloGold Ashanti's total operating costs, and in many operations, including South African operations, is AngloGold Ashanti's single largest operating cost category.
The two-year wage agreement will be reviewed in June 2009 in negotiation with NUM, UASA, Solidarity and the Chamber of Mines and any increases in labour costs have to be off-set by greater productivity efforts by all operations and employees.
Annual Report 2008

Risk management
and internal controls cont.

Annual Report 2008

There is a risk that strikes or other types of conflict with unions or employees may occur at any one of
AngloGold Ashanti's operations. It is uncertain whether labour disruptions will be used to advocate labour, political or social goals in the future. Material labour disruptions could have an adverse effect on AngloGold
Ashanti's results of operations and its financial condition.
The use of mining contractors at certain of AngloGold Ashanti's operations may expose it to delays or suspensions in mining activities and increases in mining costs.
Mining contractors are used at certain of AngloGold Ashanti's mines, including Sadiola, Morila and Yatela in
Mali, Siguiri in Guinea, Iduapriem in Ghana and Sunrise Dam in Australia, to mine and deliver ore to processing plants. Consequently, at these mines, AngloGold Ashanti does not own all of the mining equipment and may face disruption of operations and incur costs and liabilities in the event that any of the mining contractors at these mines has financial difficulties, or should there be a dispute in renegotiating a mining contract, or a delay in replacing an existing contractor. Furthermore, increases in contract mining rates, in the absence of associated productivity increases, will have an adverse impact on AngloGold Ashanti's results of operations and financial condition.
AngloGold Ashanti competes with mining and other companies for key human resources.
AngloGold Ashanti competes with mining and other companies on a global basis to attract and retain key human resources at all levels with appropriate technical skills and operating and managerial experience necessary to continue to operate its business. This is further exacerbated in the current environment of increased mining activity across the globe combined with the global shortage of key mining industry human resource skills, including geologists, mining engineers, metallurgists and skilled artisans.
The retention of staff is particularly challenging in South Africa, where, in addition to the impacts of the global industry wide shortages, AngloGold Ashanti is also required to achieve employment equity targets of participation by historically disadvantaged South Africans (HDSAs) in management and other positions.
AngloGold Ashanti competes with all companies in South Africa to attract and retain a small but growing pool of HDSAs with the necessary skills and experience. For further details, see the risk factor “AngloGold Ashanti's new order mineral rights in South Africa could be suspended or cancelled should the group breach, and fail to remedy such breach of, its obligations in respect of the acquisition of these rights”.
There can be no assurance that AngloGold Ashanti will attract and retain skilled and experienced employees and, should it fail to do so or lose any of its key personnel, its business and growth prospects may be harmed and its results of operations and its financial condition could be adversely affected.
AngloGold Ashanti faces certain risks in dealing with HIV/AIDS that may adversely affect the results of its operations and the company's financial condition.
AIDS and associated diseases remain the major health care challenge faced by AngloGold Ashanti's South
African operations. Accurate prevalence data for AIDS is not available owing to doctor-patient confidentiality.
The South African workforce prevalence studies indicate that the percentage of AngloGold Ashanti's South
African workforce that may be infected by HIV may be as high as 30%. AngloGold Ashanti is continuing to develop and implement various programmes aimed at helping those who have been infected with HIV and preventing new infections. Since 2001, AngloGold Ashanti has offered a voluntary counselling and HIV testing programme for employees in South Africa. In 2002, AngloGold Ashanti began to offer anti-retroviral therapy

(ART) to HIV positive employees who met the current medical criteria for the initiation of ART. From April 2003,
AngloGold Ashanti commenced a roll-out of the treatment to all eligible employees desiring it. Approximately
5,400 employees have been registered on the wellness programme over the last three years and of these around 4,000 employees have attended the clinic in the last six months. As of December 2008, approximately
1,900 employees were receiving treatment using anti-retroviral drugs.
The cost of providing rigorous outcome-focused disease management of employees with AIDS, including the provision of an anti-retroviral therapy, is on average R1,300 ($130) per employee on treatment per month. It is not yet possible to develop an accurate cost estimate of the programme in its entirety, given uncertainties such as drug prices and the ultimate rate of employee participation.
AngloGold Ashanti does not expect the cost that it will incur related to the prevention of HIV infection and the treatment of AIDS to materially and adversely affect its results of operations. Nevertheless, it is not possible to determine with certainty the costs that AngloGold Ashanti may incur in the future in addressing this issue, and consequently its results of operations and its financial condition could be adversely affected.
AngloGold Ashanti faces certain risks in dealing with malaria and other tropical disease outbreaks, particularly at its operations located in Africa, which may have an adverse effect on operational results.
Malaria and other tropical diseases pose significant health risks at all of AngloGold Ashanti's operations in Central,
West and East Africa where such diseases may assume epidemic proportions because of ineffective national control programmes. Malaria is a major cause of death in young children and pregnant women but also gives rise to fatalities and absenteeism in adult men. Consequently, if uncontrolled, the disease could have an adverse effect upon productivity and profitability levels of AngloGold Ashanti's operations located in these regions.
The treatment of occupational health diseases and the potential liabilities related to occupational health diseases may have an adverse effect upon the results of AngloGold Ashanti's operations and it financial condition.
The primary areas of focus in respect of occupational health within AngloGold Ashanti's operations are noise-
induced hearing loss (NIHL), occupational lung diseases (OLD), which includes pulmonary and tuberculosis (TB)
in silica dust exposed individuals. AngloGold Ashanti provides occupational health services to its employees at its occupational health centres and it continues to improve preventative occupational hygiene initiatives. If the costs associated with providing such occupational health services increase, the increase could have an adverse effect on AngloGold Ashanti's results of operations and its financial condition.
Furthermore, the South African government, by way of a cabinet resolution in 1999, proposed a possible combination and alignment of benefits of the Occupational Diseases in Mines and Works Act (ODMWA) that provides for compensation to miners who have OLD, TB and combinations thereof, and the Compensation for
Occupational Injuries and Diseases Act (COIDA) that provides for compensation to non-miners who have OLD.
COIDA provides for compensation payments to workers suffering permanent disabilities from OLD, which are classified as pension liabilities if the permanent disability is above a certain threshold, or a lump sum compensation payment if the permanent disability is below a certain threshold. ODMWA only provides for a lump sum compensation payment to workers suffering from OLD. The capitalised value of a pension liability (in accordance with COIDA) is usually greater than that of a lump sum compensation payment (under ODMWA).
In addition, under COIDA compensation becomes payable at a lower threshold of permanent disability than under ODMWA. It is estimated that under COIDA about two to three times more of AngloGold Ashanti's employees would be compensated as compared with those eligible for compensation under ODMWA.
Annual Report 2008

Risk management
and internal controls cont.

Annual Report 2008

If the proposed combination of COIDA and ODMWA were to occur, this could further increase the level of compensation claims AngloGold Ashanti could be subject to and consequently could have an adverse effect on its financial condition.
Mr Thembekile Mankayi instituted a legal action against AngloGold Ashanti in October 2006 in the High Court,
Witwatersrand Local Division. Mr Mankayi claimed approximately R2.6 million for damages allegedly suffered by him as a result of silicosis allegedly contracted whilst working on mines now owned by AngloGold Ashanti.
The case was heard and a judgment in the exception action was rendered on 26 June 2008 in favour of
AngloGold Ashanti on the basis that mine employers are insured under ODMWA and COIDA against compensable diseases, which precludes common law delictual claims by employees against employers. The plaintiff has been granted leave to appeal the judgement. If AngloGold Ashanti is unsuccessful in defending this suit, it could be subject to numerous similar claims which could have an adverse effect on its financial condition.
In response to the effects of silicosis in labour sending communities, a number of mining companies (under the auspices of the Chamber of Mines), together with the National Union of Mineworkers (NUM) which is the largest union in the mining sector and the national and regional departments of health have embarked on a project to assist in the delivery of compensation and relief by mining companies under the ODMWA to communities that have been affected.
The costs associated with the pumping of water inflows from closed mines adjacent to AngloGold
Ashanti's operations could have an adverse effect upon operational results.
Certain of AngloGold Ashanti's mining operations are located adjacent to the mining operations of other mining companies. The closure of a mining operation may have an impact upon continued operations at the adjacent mine if appropriate preventative steps are not taken. In particular, this can include the ingress of underground water where pumping operations at the adjacent closed mine are suspended. Such ingress could have an adverse effect upon any one of AngloGold Ashanti's mining operations as a result of property damage, disruption to operations and additional pumping costs.
AngloGold Ashanti has embarked on legal action in South Africa after the owner of an adjacent mine put the company owning the adjacent mining operation into liquidation, raising questions about its and other companies' willingness to meet their water pumping obligations.
The relevant mining companies have entered into a settlement agreement. As part of the settlement arrangement the mining companies have formed and registered a not-for-profit company, known as the
Margaret Water Company, to conduct water pumping activities from the highest lying shaft which is currently owned by Stilfontein Gold Mining Company (in liquidation). The three mining companies will contribute equally to the cost of establishing and initially running the Margaret Water Company.
The occurrence of events for which AngloGold Ashanti is not insured or for which its insurance is inadequate may adversely affect its cash flows and overall profitability.
AngloGold Ashanti maintains insurance to protect only against catastrophic events which could have a significant adverse effect on its operations and profitability. This insurance is maintained in amounts that
AngloGold Ashanti believes to be reasonable depending upon the circumstances surrounding each identified risk. However, AngloGold Ashanti's insurance does not cover all potential risks associated with its business. In addition, AngloGold Ashanti may elect not to insure certain risks, due to the high premiums associated with insuring those risks or for various other reasons, including an assessment that the risks are remote.

Furthermore, AngloGold Ashanti may not be able to obtain insurance coverage at acceptable premiums.
AngloGold Ashanti has a captive insurance company, namely AGRe Insurance Company Limited, which participates at various levels in certain of the insurances maintained by AngloGold Ashanti. The occurrence of events for which it is not insured may adversely affect AngloGold Ashanti's cash flows and overall profitability and its financial condition.
AngloGold Ashanti does not have management control over two significant joint venture projects. If these projects are not managed effectively, AngloGold Ashanti's investment could be adversely affected or its reputation could be harmed.
AngloGold Ashanti's joint venture at Morila in Mali and Boddington in Western Australia are managed by its joint venture partners. While AngloGold Ashanti may provide operational advice to its joint venture partners, it cannot ensure that these projects are operated in compliance with the standards that it applies in its other operations. If these joint ventures are not managed effectively, including as a result of weaknesses in the policies, procedures and controls implemented by the joint venture partners, AngloGold Ashanti's investment in the relevant project could be adversely affected. In addition, negative publicity associated with ineffective management, particularly relating to any resulting accidents or environmental incidents, could harm AngloGold Ashanti's reputation.
AngloGold Ashanti expects to complete the sale of its interest in the Boddington project to its joint venture partner by the end of April 2009 but currently has no plans to dispose of its interest in the Morila mine.
AngloGold Ashanti may experience unforeseen difficulties, delays or costs in successfully implementing its business strategy, and its strategy may not result in the anticipated benefits.
The successful implementation of AngloGold Ashanti's business strategy depends upon a number of factors, including factors that are outside its control. For example, the successful management of costs will depend upon prevailing market prices for input costs and the ability to grow the business will depend on the availability of attractive merger and acquisition opportunities as well as the successful implementation of AngloGold
Ashanti's existing and proposed project development initiatives and continued exploration success, all of which are subject to the relevant mining and company specific risks as outlined in this risk section. AngloGold Ashanti cannot give assurance that unforeseen difficulties, delays or costs will not adversely affect the successful implementation of its business strategy, or that it its strategy will result in the anticipated benefits.
Risks related to AngloGold Ashanti's ordinary shares and American Depositary Shares (ADSs)
Sales of large quantities of AngloGold Ashanti's ordinary shares and ADSs, or the perception that these sales may occur, could adversely affect the prevailing market price of such securities.
The market price of AngloGold Ashanti's ordinary shares or ADSs could fall if large quantities of ordinary shares or ADSs are sold in the public market, or there is the perception in the marketplace that such sales could occur.
Subject to applicable securities laws, holders of AngloGold Ashanti's ordinary shares or ADSs may decide to sell them at any time. The market price of AngloGold Ashanti's ordinary shares or ADS could also fall as a result of any future offerings it makes of ordinary shares, ADSs, or securities exchangeable or exercisable for its ordinary shares or ADSs, or the perception in the marketplace that these sales might occur. AngloGold Ashanti may make such offerings of additional ADS rights, letters of allocation or similar securities at any time or from time to time in the future.
Annual Report 2008

Risk management
and internal controls cont.

AngloGold Ashanti has entered into a registration rights agreement with Anglo American plc (AA plc) that would facilitate US registration of additional offers and sales of AngloGold Ashanti shares that AA plc makes in the future, subject to certain conditions. Sales of ordinary shares or ADSs, if substantial, or the perception that sales may occur and be substantial, could exert downward pressure on the prevailing market prices for
AngloGold Ashanti's ordinary shares or ADSs, causing their market prices to decline. In April 2006, AA plc sold
19,685,170 ordinary shares it held in AngloGold Ashanti and, in October 2007, sold an additional 69,100,000 ordinary shares that it held in AngloGold Ashanti. These sales combined with the dilutive effect of AngloGold
Ashanti's issuance of 9,970,732 ordinary shares in April 2006, reduced AA plc's shareholding in AngloGold
Ashanti from approximately 51% of outstanding shares as at 19 April 2006 to approximately 14.2% as at
31 January 2009. On 16 January 2009, AA plc filed a Notice of Proposed Sale of Securities on Form 144 with the SEC in which it indicated its intention to sell 10,386,299 ordinary shares of AngloGold Ashanti, including in the form of ADSs, in transactions meeting the requirements of Rule 144(f) under the Securities Act, with such sales to occur between 16 January 2009 and 15 April 2009. All of the shares to which the Form 144 relates had been sold by 5 February 2009. As a consequence, AA plc's shareholding in AngloGold Ashanti reduced to approximately 13.3% as of 6 February 2009. Subsequently, AA plc reduced its holding to 11.28%. AA plc has stated that it intends to dispose of its remaining shareholding in AngloGold Ashanti during the next several years.
Fluctuations in the exchange rate of currencies may reduce the market value of AngloGold Ashanti's securities, as well as the market value of any dividends or distributions paid by AngloGold Ashanti.
AngloGold Ashanti has historically declared all dividends in South African rands. As a result, exchange rate movements may have affected and may continue to affect the Australian dollar, the British pound, the Ghanaian cedi and the US dollar value of these dividends, as well as of any other distributions paid by the relevant depositary to investors that hold AngloGold Ashanti's securities. This may reduce the value of these securities to investors.
AngloGold Ashanti's Memorandum and Articles of Association allows for dividends and distributions to be declared in any currency at the discretion of AngloGold Ashanti's board of directors, or its shareholders at a general meeting. If and to the extent that AngloGold Ashanti opts to declare dividends and distributions in dollars, exchange rate movements will not affect the dollar value of any dividends or distributions, nevertheless, the value of any dividend or distribution in Australian dollars, British pounds, Ghanaian cedis or South African rands will continue to be affected. If and to the extent that dividends and distributions are declared in South
African rands, exchange rate movements will continue to affect the Australian dollar, British pound, Ghanaian cedi and US dollar value of these dividends and distributions. Furthermore, the market value of AngloGold
Ashanti's securities as expressed in Australian dollars, British pounds, Ghanaian cedis, US dollars and South
African rands will continue to fluctuate in part as a result of foreign exchange fluctuations.
The recently announced proposal by the South African Government to replace the Secondary Tax on
Companies with a withholding tax on dividends and other distributions may impact the amount of dividends or other distributions received by the company's shareholders.
On 21 February 2007, the South African Government announced a proposal to replace Secondary Tax on
Companies with a 10% withholding tax on dividends and other distributions payable to shareholders. This proposal is expected to be implemented in 2010. Although this may reduce the tax payable by the South
African operations of the group thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by AngloGold Ashanti shareholders.
Annual Report 2008

Annual Report 2008

The annual financial statements and group annual financial statements for the year ended 31 December 2008 were approved by the board of directors on 6 March 2009 and are signed on its behalf by:
DIRECTORS
RP Edey, Chairman
M Cutifani, Chief Executive Officer
S Venkatakrishnan, Chief Financial Officer
WL Nkuhlu, Chairman, Audit and Corporate Governance Committee
Directors’
approval
In terms of Section 268G(d) of the Companies Act, 61 of 1973, I certify that the company has lodged with the
Registrar of Companies all such returns as are required of a widely held company in terms of the Act, and that all such returns are true, correct and up to date.
L Eatwell
Company Secretary
Johannesburg
6 March 2009
Secretary’s
certificate

Annual Report 2008

TO THE MEMBERS OF ANGLOGOLD ASHANTI LIMITED
We have audited the group and company annual financial statements of AngloGold Ashanti Limited, which comprise the directors' report, the balance sheets as at 31 December 2008, the income statements, the statements of recognised income and expense and cash flow statements for the year then ended, and a summary of significant accounting policies and other explanatory notes as set out on pages 180 to 330.
DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
The company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Companies
Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
AUDITOR'S RESPONSIBILITY
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by directors, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
OPINION
In our opinion, these financial statements present fairly, in all material respects, the group and company financial position of AngloGold Ashanti Limited as at 31 December 2008, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa.
REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS
In accordance with our responsibilities in terms of sections 44(2) and 44(3) of the Auditing Profession Act, we report that we have identified a matter that would constitute a reportable irregularity in terms of the Auditing
Profession Act, and have reported that matter to the Independent Regulatory Board for Auditors. The matter pertaining to the reportable irregularity has been described on page 187 in the Directors’ Report. Management have responded adequately to the circumstances described. The reportable irregularity has been resolved.
Ernst & Young Inc.
Registered Auditor
Johannesburg, Republic of South Africa
6 March 2009
Report
of the independent auditors

NATURE OF BUSINESS
AngloGold Ashanti Limited conducts mining operations in Africa, North and South America and Australia and
undertakes exploration activities worldwide. In addition, the company is involved in the manufacturing, marketing and selling of gold products, as well as the development of markets for gold.
SHARE CAPITAL
Authorised
The authorised share capital of AngloGold Ashanti at 31 December 2008 is made up as follows:
•
400,000,000 ordinary shares of 25 South African cents each
R100,000,000
•
4,280,000 E ordinary shares of 25 South African cents each
R1,070,000
•
2,000,000 A redeemable preference shares of 50 South African cents each
R1,000,000
•
5,000,000 B redeemable preference shares of 1 South African cent each
R50,000
The following are the movements in the issued and unissued share capital from the beginning of the accounting period to 31 January 2009:
ISSUED
Ordinary shares
Number
Number
of shares
Rand
of shares
Rand
2008
2007
At 1 January
277,457,471
69,364,368
276,236,153
69,059,038
Issued during year
– Rights offer
69,470,442
17,367,611
–
–
– Golden Cycle acquisition
3,181,198
795,299
–
–
– S
ã
o Bento acquisition
2,701,660
675,415
–
–
– Bokamoso ESOP and BEE transaction
–
–
31,410
7,852
– Bokamoso ESOP on conversion of E ordinary shares
94
24
8,026
2,007
– Exercise of options by participants in the AngloGold Share
Incentive Scheme
672,545
168,136
1,181,882
295,471
At 31 December
353,483,410
88,370,853
277,457,471
69,364,368
Issued subsequent to year-end
– Exercise of options by participants in the AngloGold Share
Incentive Scheme
34,775
8,693
At 31 January 2009
353,518,185
88,379,546
Directors’
report
Annual Report 2008

E ordinary shares
On 11 December 2006, shareholders in general meeting authorised the creation of a maximum of
4,280,000 E ordinary shares to be issued pursuant to an Employee Share Ownership Plan and a Black
Economic Empowerment transaction (BEE transaction).
Number
Number
of shares
Rand
of shares
Rand
2008
2007
At 1 January
4,140,230
1,035,057
4,185,770
1,046,443
Issued during year to the Bokamoso ESOP Trust
–
–
94,230
23,557
Cancelled in exchange for ordinary shares in terms of the
cancellation formula
173,289
43,322
139,770
34,943
At 31 December
3,966,941
991,735
4,140,230
1,035,057
Cancelled subsequent to year-end
– Cancelled and exchanged for ordinary shares issued in terms of the cancellation formula
17,833
4,458
At 31 January 2009
3,949,108
987,277
In terms of the authority granted by shareholders, on vesting, E ordinary shares are cancelled in exchange for ordinary shares, in accordance with the cancellation formula. All E ordinary shares which are cancelled may not be re-issued and therefore, do not form part of the authorised but unissued share capital of the company.
E ordinary share capital amounting to R20,587,628 in respect of 162,363 unconverted but cancelled E ordinary shares was transferred to ordinary share premium. E ordinary shares do not convert to ordinary shares in the instance when the market price of an AngloGold Ashanti ordinary share is less than the value of the E ordinary share as calculated in accordance with the cancellation formula.
Redeemable preference shares
The A and B redeemable preference shares, all of which are held by a wholly-owned subsidiary Eastvaal Gold
Holdings Limited, may not be transferred and are redeemable from the realisation of the assets relating to the
Moab Lease area after cessation of mining operations in the area. The shares carry the right to receive dividends equivalent to the profits (net of royalty, ongoing capital expenditure and taxation) from operations in the area. No further A and B redeemable preference shares will be issued.
Further details of the authorised and issued shares, as well as the share premium, are given in note 26 to the group's financial statements.
UNISSUED
ORDINARY
E ORDINARY
Number
Number
Number
Number
of shares
of shares
of shares
of shares
2008
2007
2008
2007
At 1 January
122,542,529
123,763,847
–
94,230
Issues during year
76,025,939
1,221,318
–
94,230
At 31 December
46,516,590
122,542,529
–
–
Issues subsequent to year-end
34,775
At 31 January 2009
46,481,815
Annual Report 2008

ORDINARY SHARES UNDER THE CONTROL OF DIRECTORS
In terms of the authority granted by shareholders at the annual general meeting held on 6 May 2008, 5% of the number of shares in issue from time to time are placed under the control of the directors to allot and issue, for such purposes and on such terms as they may, in their discretion, determine. This authority expires at the annual general meeting to be held on 15 May 2009. Pursuant to this authority, the directors issued the following ordinary shares during 2008:
Ordinary
shares
Acquisition of Golden Cycle Gold Corporation (GCGC)
– Total shares issued on 2 July 2008
3,180,555
– Less shares to be issued under specific authority granted by shareholders
3,100,000
– Shares issued on 2 July 2008 under general authority to directors
80,555
– Balance of shares issued – rounding adjustments
643
Acquisition of São Bento
2,701,660
Total shares issued by the directors under general authority at
31 December 2008
2,782,858
In terms of the Listings Requirements of the JSE, shareholders may, subject to certain conditions, authorise the directors to issue the ordinary shares held under their control for cash other than by means of a rights offer to shareholders. To enable the directors of the company to take advantage of favourable business opportunities which may arise for the issue of such ordinary shares for cash, without restriction, for the benefit of the company, shareholders will be asked to consider an ordinary resolution to this effect at the annual general meeting to be held on 15 May 2009.
The company has not exercised the general approval to buy back shares from its issued ordinary share capital, granted at the annual general meeting held on 6 May 2008. At the annual general meeting to be held on
15 May 2009, shareholders will be asked to renew the general authority for the acquisition by the company, or a subsidiary of the company, of its own shares.
AMERICAN DEPOSITARY SHARES
At 31 December 2008, the company had in issue through The Bank of New York as Depositary, and listed on the New York Stock Exchange (NYSE), 111,178,529 (2007: 82,550,854) American Depositary Shares (ADSs).
Each ADS is equal to one ordinary share. At 31 January 2009, there were 113,952,075 ADSs in issue and listed on the NYSE.
GHANAIAN DEPOSITARY SHARES
At 31 December 2008, the company had in issue through NTHC Limited as Depositary, and listed on the Ghana
Stock Exchange (GhSE) 17,457,300 (2007: 18,256,500) Ghanaian Depositary Shares (GhDSs). Every
100 GhDSs has one underlying AngloGold Ashanti ordinary share and carries the right to one vote. At
31 January 2009, 17,457,300 GhDSs were listed on the Ghana Stock Exchange.
ANGLOGOLD SHARE INCENTIVE SCHEME
AngloGold Ashanti operates a share incentive scheme through which executive directors, executive management and managers of the company and its subsidiaries are given the opportunity to acquire shares in the company. The objective is to incentivise such employees to identify themselves more closely with the fortunes of the company and its continued growth and to promote the retention of such employees.
Annual Report 2008

Directors’
report cont.

Non-executive directors are not eligible for participation in the share incentive schemes.
The maximum number of ordinary shares that may be allocated for the purposes of the scheme is equivalent to 2.75% of the total number of ordinary shares in issue at any time. At 31 December 2008, 9,720,794 ordinary shares (2007: 7,630,080) were available for purposes of the scheme, while the maximum aggregate number of shares which may be acquired by any one participant in the scheme is 5% of the ordinary shares allocated for the purposes of the share incentive scheme (or 0.1375% of the total number of ordinary shares in issue) – at
31 December 2008, a maximum of 486,040 ordinary shares per employee could be issued in aggregate
(2007: 381,504).
Employees participate in the share incentive scheme to the extent that they are granted options or rights to acquire shares, and accept them. All options or rights which have not been exercised within ten years from the date on which they were granted, automatically expire.
The incentives offered by AngloGold Ashanti are reviewed periodically to ensure that they remain globally competitive, so as to attract, reward and retain managers of the highest calibre. As a result, several types of incentives, each with their own issue and vesting criteria have been granted to employees – collectively known as the “AngloGold Share Incentive Scheme or share incentive scheme”.
Although the Remuneration Committee has the discretion to incentivise employees through the issue of shares, only options or rights have so far been granted. The type and vesting criteria of the options or rights granted are:
Time-related
The granting of time-related options was approved by shareholders at the general meeting held on 4 June 1998 and amended by shareholders at the annual general meeting held on 30 April 2002, at which time it was agreed that no further time-related options would be granted and all options granted hereunder will terminate on
1 February 2012, being the date on which the last options granted under this criteria may be exercised or they will expire.
Time-related options vest over a five-year period from the date of grant and may be exercised in tranches of
20% each in years two, three and four and 40% in year five. As of the date of this report, all options granted and outstanding have vested in full.
Performance-related
The granting of performance-related options was approved by shareholders at the annual general meeting held on 30 April 2002 and amended at the annual general meeting held on 29 April 2005 at which time it was agreed that no further performance-related options would be granted and all options granted hereunder will terminate on 1 November 2014, being the date on which the last options granted under this criteria may be exercised or they will expire.
Performance-related options granted vest in full, three years from the date of grant, provided that the conditions under which the options were granted are met. All options granted and outstanding vested in full on
1 November 2007.
Bonus Share Plan (BSP)
The granting of rights in terms of the BSP was approved by shareholders at the annual general meeting held on 29 April 2005 and amended at the general meeting held on 6 May 2008 at which time, shareholders approved the increase in the maximum level of bonus payable to eligible participants, as well as shortening the
Annual Report 2008

vesting period. Executive directors, executive management and other management groups are eligible for participation. Each award made in respect of the BSP entitles the holder to acquire one ordinary share at “nil”
cost. In respect of all awards granted to and including 2007, these awards vest in full, three years from date of grant, provided that the participant is still in the employ of the company at the date of vesting (unless an event, such as death, occurs which may result in an earlier vesting date). In respect of awards granted in 2008 and onwards, the vesting period has been amended to allow employees to exercise their rights as follows: 40% in year one and 60% in year two from date of grant or in the event that exercising of awards only takes place in year three, then 120% of awards granted will be available for immediate exercising.
Long-Term Incentive Plan (LTIP)
The granting of rights in terms of the LTIP was approved by shareholders at the annual general meeting held on 29 April 2005. Executive directors, executive management and selected senior management are eligible for participation. Each award made in respect of the LTIP entitles the holder to acquire one ordinary share at “nil”
cost. Awards granted vest three years from date of grant, to the extent that the stretched company performance targets under which the rights were granted, are met and provided that the participant is still in the employ of the company (or unless an event, such as death, occurs which may result in an earlier vesting date).
Options and rights
As is required to be disclosed in terms of the AngloGold Share Incentive Scheme and stock exchange regulations, the movement in respect of options and rights granted and the ordinary shares issued as a result of the exercise of options and rights during the year 1 January 2008 to 31 January 2009 is:
Average
Long-
exercise
Perfor-
Bonus
Term
price per
Ordinary
Time-
mance-
Share
Incentive
ordinary
shares
related
(1)
related
(1)
Plan
Plan
Total
share
issued
At 1 January 2008
206,960
1,638,200
685,668
783,425
3,314,253
130,74
4,295,959
Movement during year
– Granted
41,806
313,082
465,076
572,331
1,392,295
– Exercised
128,333
385,111
115,458
43,643
672,545
341.02
672,545
– Lapsed/expired
3,942
176,338
90,259
321,668
592,207
At 31 December 2008
116,491
1,389,833
945,027
990,445
3,441,796
4,968,504
Average exercise/issue
price per share
139.82
239.18
–
–
127.06
Awards exercisable at
year-end
116,491
1,389,833
136,371
64,560
1,707,255
Subsequent to year-end
– Granted
–
–
–
6,026
6,026
– Exercised
4,986
18,725
11,064
–
34,775
206.23
34,775
– Lapsed/expired
–
9,098
13,588
–
22,686
At 31 January 2009
111,505
1,362,010
920,375
996,471
3,390,361
5,003,279
Average exercise/issue
price per share
140.91
238.45
–
–
127.04
(1)
Options granted are in respect of the rights offer.
Annual Report 2008

Directors’
report cont.

Effective 15 October 2008, the JSE amended Schedule 14 (Requirements for share incentive schemes)
whereby the recycling of options/awards that have vested and been delivered and for which AngloGold Ashanti shares have been issued, is no longer allowed. The table below reflects the total number of options/awards that are unissued, as impacted by this Listings Requirements rule change:
Details
Options/Awards
Total number of options attributable to the scheme at 31 December 2008
9,720,794
Less:
– Total number of options/awards granted and outstanding at 31 December 2008
3,441,796
– Total number of options/awards exercised during the period 15 October 2008 to 31 December 2008
101,013
Total shares available to be awarded at 31 December 2008
6,177,985
Analysis of options and rights outstanding at 31 December 2008
Number of
Holding
Holders
options
1
to
100
165
13,886
101
to
500
738
200,839
501
to
1,000
159
113,328
1,001
to
5,000
229
578,422
5,001
to
10,000
98
680,053
10,000
to
100,000
82
1,855,268
Total
1,471
3,441,796
FINANCIAL RESULTS
The financial statements set out fully the financial position, results of operations and cash flows of the group and the company for the financial year ended 31 December 2008.
REVIEW OF OPERATIONS
The various operations are comprehensively reviewed from page 36.
DIVIDEND POLICY
Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial statements. Dividends are recognised when declared by the board of directors of
AngloGold Ashanti. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the board's ongoing assessment of AngloGold Ashanti's earnings, after providing for long-term growth, cash/debt resources, the amount of reserves available for dividend using the going concern assessment and restrictions placed by the conditions of the convertible bond, other debt facilities and other factors.
Annual Report 2008

Dividends declared since 1 January 2008:
Final                         Interim
Final
dividend
dividend
dividend
number 103
number 104
number 105
Declaration date
6 February 2008
30 July 2008
6 February 2009
Last date to trade ordinary shares cum dividend
22 February 2008
15 August 2008
27 February 2009
Record date
29 February 2008
22 August 2008
6 March 2009
Amount paid per ordinary share
– South African currency (cents)
53
50
50
– United Kingdom currency (pence)
3.484
3.4137
3.518
– Ghanaian currency (cedis)
6.530
6.740
6.6565
Amount per CDI* – Australian currency (cents)
1.484
1.459
1.546
Payment date
7 March 2008
29 August 2008
13 March 2009
Amount per GhDS** – Ghanaian currency (cedis)
0.0653
0.0674
0.06565
Payment date
10 March 2008
1 September 2008
16 March 2009
Amount per ADS*** – United States currency (cents)
6.606
6.449
#
5.1
Payment date
17 March 2008
8 September 2009
23 March 2009
Amount per E ordinary share South African currency (cents)
26.50
25.00
25.00
Payment date
7 March 2008
29 August 2008
13 March 2009
*
Each CDI (Chess Depositary Interest) is equal to one-fifth of one ordinary share
**
Each GhDS (Ghanaian Depositary Share) is equal to one-hundredth of one ordinary share
***
Each ADS (American Depositary Share) is equal to one ordinary share
#
Illustrative value assuming the following rate of exchange: R9.84: $. The actual rate of payment will depend on the exchange rate on the currency conversion date and/or date of payment
Shareholders on the South African register who have dematerialised their ordinary shares receive payment of their dividends electronically, as provided for by STRATE. For those shareholders who have not yet dematerialised their shares, or who may intend retaining their shareholding in the company in certificated form, the company operates an electronic funds transmission service, whereby dividends may be electronically transferred to shareholders' bank accounts. These shareholders are encouraged to mandate this method of payment for all future dividends.
BORROWINGS
The company's borrowing powers are unlimited. As at 31 December 2008, the company’s borrowings totalled
$1,933 million, R18,270 million (2007: $1,848 million, R12,589 million).
SIGNIFICANT ANNOUNCEMENTS DURING THE YEAR UNDER REVIEW AND SUBSEQUENT TO YEAR-END
On 14 February 2008, AngloGold Ashanti announced that it had entered into a binding memorandum of agreement (MOA) with B2Gold Corp. (B2Gold). The MOA provides for the existing Colombian joint venture agreements between AngloGold Ashanti and B2Gold to be amended. B2Gold would also acquire from
AngloGold Ashanti, additional interests in certain mineral properties in Colombia. In exchange, B2Gold would issue to AngloGold Ashanti, 25 million common shares and 21.4 million common share purchase warrants in
B2Gold. On 16 May 2008, AngloGold Ashanti announced that it had completed the transaction to acquire a
15.9% direct interest in B2Gold and increase B2Gold's interest in certain Colombian properties, as stated.
On 6 May 2008, AngloGold Ashanti announced the retirement of Mrs E Le R Bradley from the board effective
6 May 2008.
On 6 May 2008, AngloGold Ashanti announced the completion of the initial JORC-compliant resource estimate for the La Colosa deposit, the second significant greenfields discovery (Gramalote being the first) in Colombia, which was discovered by AngloGold Ashanti's Colombian greenfields exploration team during 2006. The project
Annual Report 2008

Directors’
report cont.

which is 100% owned by AngloGold Ashanti, is located 150km west of Colombia's capital city, Bogota, in the district of Tolima and is expected to yield some 12.9Moz of inferred Mineral Resource at a gold price of $1,000/oz.
On 29 May 2008, AngloGold Ashanti announced its amendment to the merger agreement to acquire 100% of
Golden Cycle Gold Corporation (GCGC) to adjust the consideration that GCGC shareholders receive from
0.29 AngloGold Ashanti ADRs to 0.3123 AngloGold Ashanti ADRs to account for the effects of the AngloGold
Ashanti rights offer announced on 23 May 2008. GCGC shareholders approved the merger on 30 June 2008 at a general meeting and the merger became effective on 1 July 2008 at which time, AngloGold Ashanti acquired the remaining 33% shareholding in CC&V. A total of 3,181,198 AngloGold Ashanti ADRs were issued pursuant to this transaction.
On 26 June 2008, AngloGold Ashanti announced that the Johannesburg High Court ruled that the exception lodged by AngloGold Ashanti in respect of Mr Thembekile Mankayi's claim for damages against the company had been upheld. Mr Mankayi had lodged a R2.7m claim in respect of occupational lung disease allegedly sustained during his employment at AngloGold Ashanti's then Vaal Reefs mine in the 1990s. The finding confirms that employees who qualify for benefits in respect of the Occupational Diseases in Mines and Works Act (ODMWA) may not, in addition, lodge civil claims against their employers in respect of their relevant conditions.
Shareholders at a general meeting held on 22 May 2008 approved the issue of new ordinary shares to
AngloGold Ashanti ordinary and E ordinary shareholders by way of a rights offer at a ratio of 24.6403 rights offer shares for every 100 AngloGold Ashanti shares held on the record date of 6 July 2008. The final terms of the rights offer were announced on 23 May 2008 resulting in a total of 69,470,442 new rights offer shares being offered to shareholders at a subscription price of R194.00 per share. On 7 July 2008, AngloGold Ashanti announced that the rights offer closed on 4 July 2008 and that 68,105,143 shares had been subscribed for
(98% of rights offered) which shares were issued on 7 July 2008. Applications to acquire additional shares amounting to 400,468,713 shares (or 576.5%) had been received and the remaining 1,365,299 shares were issued on 11 July 2008. A total of R13.477 billion ($1.7 billion) was raised.
On 29 July 2008, AngloGold Ashanti announced the resignation of Simon Thompson from the board, effective
28 July 2008.
On 30 September 2008, AngloGold Ashanti announced that following the publication of the unaudited results for the quarter and six months ended 30 June 2008, it reassessed the accounting estimate for income taxes, for the effects and impact of the accelerated non-hedge derivative settlements in accordance with IAS34 – Interim Financial Reporting. Following this reassessment, the income tax expense was reduced by R641 million (US$81m) for the period. This was as a result of IAS34 requiring that the income tax expense for interim reporting purposes to be calculated by applying to an interim period's pre-
tax income, the estimated average annual effective income tax rate that would be applicable to the expected total annual earnings. It should be noted that the overprovision would have been reversed by financial year-end and therefore would not have had any effect on the full year's income tax expense and earnings. Nevertheless, in compliance with IAS34, AngloGold Ashanti decided to revise its results for the quarter and six months ended 30 June 2008, thereby resolving this matter.
On 21 November 2008, AngloGold Ashanti Limited announced that it had entered into a $1 billion term facility agreement with Standard Chartered Bank to refinance its convertible bond. The term facility would be drawn during February 2009 for the purpose of repaying the $1 billion convertible bond due on 27 February 2009 issued by AngloGold Ashanti Holdings plc and guaranteed by AngloGold Ashanti Limited. The term facility is for an initial one year period from the date of the first drawdown in February 2009 and the term facility is extendable, if required, at the option of AngloGold Ashanti until 30 November 2010. The covenant terms of the term facility are similar to those of AngloGold Ashanti's existing $1.15 billion Revolving Credit Facility, save that the amounts drawn under the term facility will bear an interest margin of 4.25% for the first six months after the redeemed by the company using the proceeds from the Standard Chartered term facility that had been arranged for this purpose. Subsequent to the year end, the company has signed an agreement with Standard
Chartered amending the terms of the term facility signed in November 2008. The amendment, which comes into effect upon repayment of $750 million of the facility prior to 26 August 2009 will, in addition to the outstanding balance of $250 million allow the company to retain revolving access to a further $250 million.
The margin over the bank’s capped cost of funds will now remain fixed at 4.25% for the full term of the facility.
Annual Report 2008

first drawdown and 5.25% thereafter. The $1 billion convertible bond matured on 27 February 2009 and was

On 15 December 2008, AngloGold Ashanti announced that it had completed the purchase of São Bento Gold
Company Limited (SBG) and its wholly-owned subsidiary, São Bento Mineração S.A. (SBMSA) from Eldorado
Gold Corporation (Eldorado) for a consideration of $70 million through the issuance of 2,701,660 AngloGold
Ashanti shares. This follows an announcement made on 31 July 2008, when AngloGold Ashanti announced it had entered into a letter agreement with Eldorado to acquire 100% of Eldorado's wholly-owned subsidiary,
SBG, which company in turn wholly owns SBMSA. The purchase of SBG and SBMSA gives AngloGold Ashanti access to the São Bento mine, a gold operation located in the immediate vicinity of AngloGold Ashanti's proposed Córrego do Sítio mine, located in the municipality of Santa Bárbara, Iron Quadrangle region of Minas
Gerais State, Brazil, and provides AngloGold Ashanti with the potential to double the scale of the proposed
Córrego do Sítio mine, which once developed will significantly enhance AngloGold Ashanti's Brazilian asset base. São Bento started its operations in 1986 and operated until January 2007, at which time São Bento's process plant and facilities were placed on care and maintenance.
On 23 January 2009, AngloGold Ashanti Australia Ltd announced that Mineral Resource increased for the
Tropicana Gold Project in Western Australia. The Tropicana Gold Project, located 330 kilometres east north-east of Kalgoorlie, is part of the Tropicana Joint Venture, which is 70% owned by AngloGold Ashanti Australia (the manager) and 30% by Independence Group NL. The Measured, Indicated and Inferred Mineral Resource for the
project is now 75.3 million tonnes grading 2.07 grams/tonne for 5.01 million ounces of gold. This represents an increase of approximately 1 million ounces from the first Mineral Resource estimate released for the project in
December 2007, and the new estimate is predominantly in the Measured and Indicated category, providing a higher level of confidence. AngloGold Ashanti Australia's share of the upgraded resource is 3.51 million ounces.
On 28 January 2009, AngloGold Ashanti Limited announced that it had agreed to sell its indirect 33.33% joint venture interest in the Boddington Gold Mine in Western Australia to Newmont Mining Corporation for an
aggregate consideration of up to approximately $1.1 billion. The transaction is consistent with AngloGold
Ashanti's strategy of focusing on its core, controlled asset portfolio and realising value from any minority, non-
managed interests as and when appropriate. It will also immediately strengthen the company's balance sheet, result in lower financing costs due to early repayment of the recently announced $1.0 billion syndicated term facility and create additional flexibility to participate in further investment and growth opportunities.
On 17 February 2009, AngloGold Ashanti announced that it had agreed to sell, with effect from 1 January 2010
(or after), the Tau Lekoa mine together with the adjacent Weltevreden and Goedgenoeg project areas to
Simmer & Jack Mines Limited (Simmers) for an aggregate consideration of:
•
R600 million less an offset up to a maximum of R150 million for unhedged free cash flow generated by the
Tau Lekoa mine in the period between 1 January 2009 and 31 December 2009 as well as an offset for unhedged free cash flow generated by the Tau Lekoa mine in the period between 1 January 2010 and the effective date of the transaction. Consequently, AngloGold Ashanti will retain all unhedged free cash flow generated from the Tau Lekoa mine for the year ending 31 December 2009 greater than R150 million.
Simmers will endeavour to settle the transaction entirely in cash, however Simmers may issue to AngloGold
Ashanti ordinary shares in Simmers up to a maximum value of R150 million with the remainder being payable in cash; and
•
a royalty, determined at 3% of the net revenue (being gross revenue less state royalties) generated by the
Tau Lekoa mine and any operations as developed at Weltevreden and Goedgenoeg. The royalty will be payable quarterly for each quarter commencing from 1 January 2010 until the total production from the assets upon which the royalty is paid is equal to 1.5 million ounces and provided that the average quarterly rand price of gold is equal to or exceeds R180,000/kg (in 1 January 2010 terms).
The effective date of the transaction will occur on the later of 1 January 2010 or the first day in the calendar month following the fulfilment of all conditions precedent to the transaction. AngloGold Ashanti will continue to operate Tau Lekoa with appropriate joint management arrangements with Simmers until the effective date. In addition, following the effective date, Simmers will treat all ores produced from the assets at its own processing facilities. As a result AngloGold Ashanti will have increased processing capacity available, allowing for the processing of additional material sooner from its other Vaal River mines and surface sources, thereby further accelerating cash flow.
Annual Report 2008

Directors’
report cont.

INVESTMENTS
Particulars of the group's principal and operating subsidiaries are presented on page 331.
LITIGATION
There are no legal or arbitration proceedings in which any member of the AngloGold Ashanti group is or has been engaged, including any such proceedings which are pending or threatened of which AngloGold Ashanti is aware, which may have, or have had during the 12 months preceding the date of this annual report, a material effect on the group's financial position, other than those disclosed in group note 36 of the financial statements.
MATERIAL CHANGE
There has been no material change in the financial or trading position of the AngloGold Ashanti group since the publication of its results for the quarter and year ended 31 December 2008.
MATERIAL RESOLUTIONS
Details of special resolutions and other resolutions of a significant nature passed by the company and its subsidiaries during the year under review, requiring disclosure in terms of the Listings Requirements of the JSE, are as follows:
Nature of resolution
Effective date
AngloGold Ashanti Limited
Passed at the annual general meeting held
on 6 May 2008:
– Amendments of the company's articles of association
to remove ambiguities relating to the rotation of
directors
13 May 2008
– General approval for the acquisition by the company,
or a subsidiary of the company, of its own shares.
ANNUAL GENERAL MEETINGS
At the 64th annual general meeting held on 6 May 2008, shareholders passed ordinary resolutions relating to:
•
the adoption of the financial statements for the year ended 31 December 2007;
•
the re-election of Mr Dr TJ Motlatsi, Mr WA Nairn, and Mr SM Pityana as directors of the company;
•
the election of Mr M Cutifani, who was appointed since the previous annual general meeting, as a director of the company;
•
the renewal of a general authority placing 5% of the unissued ordinary shares of the company under the control of the directors;
•
the granting of a general authority to issue ordinary shares in the capital of the company for cash, subject to certain limitations in terms of the Listings Requirements of the JSE;
•
the granting of a specific authority for directors to allot and issue not more than 3,100,000 ordinary shares in terms of the Golden Cycle Transaction;
•
the granting of a general authority to the directors to allot and issue convertible bonds which may be converted into a maximum of 15,384,615 ordinary shares;
•
the amendment of the AngloGold Ashanti Bonus Share Plan 2005; and
•
the amendment to the company’s articles of association to exclude executive directors from retirement by rotation and for the one third of non-executive directors required to retire to be rounded down to the next whole number.
Annual Report 2008

Details concerning the special resolution passed by shareholders at this meeting are disclosed above.
Notice of the 65th annual general meeting, which is to be held in the Auditorium, 76 Jeppe Street, Newtown,
Johannesburg at 11:00 (South African time) on Friday, 15 May 2009, is a separate document and will be posted to shareholders on or about 14 April 2009. Additional copies of the notice of meeting may be obtained from the company's corporate contacts and the share registrars or may be accessed from the company's website.
DIRECTORATE AND SECRETARY
The following changes to the board of directors took place for the period from 1 January 2008 to 31 December
2008.
Executive directors
There were no changes to the executive directorate during the year under review.
Non-executive directors
Mrs Elisabeth Le R Bradley retired from the board effective 6 May 2008.
Mr Simon R Thompson resigned from the board effective 28 July 2008.
Retirement by rotation
The directors retiring by rotation at the forthcoming annual general meeting in terms of the articles of association are Mr RP Edey and Mr JH Mensah, both of whom offer themselves for re-election.
In terms of the company's memorandum and articles of association, there is no mandatory retirement age for non-executive directors. Non-executive directors do not hold service contracts with the company.
The names and biographies of the directors of the company are listed from page 106.
There was no change in the office of the company secretary.
DIRECTORS' INTERESTS IN SHARES
The interests of the directors in the ordinary shares of the company at 31 December 2008, which did not individually exceed 1% of the company's issued ordinary share capital, were:
Beneficial
Beneficial
Direct
Indirect
Direct
Indirect
31 December 2008
31 December 2007
Executive directors
M Cutifani
10,000
–
–
–
S Venkatakrishnan
5,221
–
652
–
Total
15,221
–
652
–
Non-executive directors
FB Arisman
4,984
–
–
2,000
RP Edey
3,063
–
–
1,000
WL Nkuhlu
Total
8,847
–
–
3,000
Grand total
652
3,000
There has been no change in the above interests since 31 December 2008. A register detailing directors' and officers' interests in contracts is available for inspection at the company's registered office.
Annual Report 2008

Directors’
report cont.
800
–
–
–
8,847
15,221

ANNUAL FINANCIAL STATEMENTS
The directors are required by the South African Companies Act to maintain adequate accounting records and are responsible for the preparation of the annual financial statements which fairly present the state of affairs of the company and the AngloGold Ashanti group at the end of the financial year, and the results of operations and cash flows for the year, in conformity with International Financial Reporting Standards (IFRS) and in terms of the JSE Listings Requirements.
In preparing the annual financial statements reflected in dollars and South African rands on pages 200 to 300, the group has complied with International Financial Reporting Standards (IFRS) in the English language as issued by the International Accounting Standards Board (IASB) and has used appropriate accounting policies supported by reasonable and prudent judgements and estimates. The directors are of the opinion that these financial statements fairly present the financial position of the company and the group at 31 December 2008, and the results of their operations and cash flow information for the year then ended.
AngloGold Ashanti, through its Executive Committee and Treasury Committee, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The board of directors also reviews these on a quarterly basis at its meetings.
cash budgeted to be generated from operations in 2008 and the net incremental borrowing facilities available are, in management's view, adequate to fund operating, mine development and capital expenditure and financing obligations as they fall due for at least the next twelve months. Taking these factors into account, the directors of AngloGold Ashanti have formed the judgement that, at the time of approving the financial statements for the year ended 31 December 2008, it is appropriate to use the going concern basis in preparing these financial statements.
The external auditors, Ernst & Young Inc., are responsible for independently auditing and reporting on the financial statements in conformity with International Standards of Auditing and the Companies Act in South
Africa. Their unqualified report on these financial statements appears on page 179.
To comply with requirements for reporting by non-US companies registered with the SEC, the company has prepared a set of financial statements in accordance with US Generally Accepted Accounting Principles (US
GAAP) which will be available from The Bank of New York Mellon to holders of the company's securities listed in the form of American Depositary Shares on the NYSE. Copies of the annual report on Form 20-F, which must be filed with the SEC by no later than 30 June 2009, will be available to stakeholders and other interested parties upon request to the company's corporate office or its contacts as listed on page 348 of this report.
Under the Sarbanes-Oxley Act, the chief executive officer and chief financial officer are required to complete a group certificate stating that the financial statements and reports are not misleading and that they fairly present the financial condition, results of operations and cash flows in all material respects. The design and effectiveness of the internal controls, including disclosure controls, are also included in the declaration. As part of the process, a declaration is also made that all significant deficiencies and material weaknesses, fraud involving management or employees who play a significant role in internal control and significant changes that could impact on the internal control environment, are disclosed to the Audit and Corporate Governance
Committee and the board.
Annual Report 2008

Cash and cash equivalents at 31 December 2008 amounted to $575 million, (2007: $477 million), together with

The Remuneration Committee sets and monitors executive remuneration for the company, in line with the executive remuneration policy. This policy has as its objectives to:
•
attract, reward and retain executives of the highest calibre;
•
align the behaviour and performance of executives with the company's strategic goals, in the overall interests of shareholders;
•
ensure the appropriate balance between short-, medium- and long-term rewards and incentives, with the latter being closely linked to structured company performance targets and strategic objectives that are in place from time to time; and
•
ensure that regional management is competitively rewarded within a global remuneration policy, which recognises both local and global market practice.
In particular the Remuneration Committee is responsible for:
•
the remuneration packages for executive directors of the company including, but not limited to, basic salary, performance-based short- and long-term incentives, pensions, and other benefits; and
•
the design and operation of the company's executive share option and other incentive schemes.
REMUNERATION COMMITTEE
During 2008, members of the Committee comprised the following non-executive directors:
•
Sipho Pityana (appointed chairman effective 1 August 2008)
•
Russell Edey (chairman up to 31 July 2008)
•
Reginald Bannerman
•
Prof Wiseman Nkuhlu
•
Frank Arisman
•
Dr James Motlatsi
During the year, all members attended the three meetings of the Remuneration Committee that were held, except Mr Pityana who was unable to attend one meeting.
Number of meetings attended
SM Pityana
2/3
FB Arisman
3/3
RE Bannerman
3/3
RP Edey
3/3
TJ Motlatsi
3/3
WL Nkuhlu
3/3
All meetings of the committee are attended by the chief executive officer and executive vice president – human resources, except when their own remuneration or benefits are being discussed. The services of Deloitte &
Touche are retained to act as independent, expert advisers on executive remuneration.
The following principles are applied in determining executive remuneration:
•
Annual remuneration is a combination of base pay and short-, medium- and long-term incentives, with salary comprising about 50% of annual remuneration if the bonus and LTIP targets are achieved.
•
Salary is set at the median for the relevant competitive market.
•
All incentive plans align performance targets with shareholder interests.
BONUS SHARE PLAN (BSP) AND LONG-TERM INCENTIVE PLAN (LTIP)
BSP
Shareholders approved the introduction of two new plans to replace the old share incentive scheme at the annual general meeting held on 29 April 2005. The purpose of both schemes is to align the interests of shareholders and the efforts of executives and managers.
To the extent that structured company performance targets are achieved, the BSP allows for the payment of an annual bonus, paid partly in cash and partly in rights to acquire shares.
Remuneration
report
Annual Report 2008

The BSP scheme was revised in 2008, with the approval of shareholders, to increase in the maximum bonus quantum (and the accompanying share award) for all levels of participants. In the case of the CEO and CFO, the maximum bonus earning opportunity was increased to 160% and 140% respectively. The vesting period for the bonus shares was also altered with part of the award vesting after the first and second years and an enhancement after a third year if the shares are not sold before the end of year three. The split between company and individual performance in determining the bonus at executive level was also changed to 60%
company and 40% individual.
LTIP
The LTIP allows for the granting of rights to acquire shares, determined by the achievement of stretched company performance targets over a three-year period. These targets are based on the performance of earnings per share (EPS) and relative total shareholder return (TSR), whereby the company will need to consistently outperform its gold company peers. Additionally, certain strategic business objectives, which the
Remuneration Committee determines from time to time, will also need to be met. For 2008 strategic business objectives set by the Remuneration Committee includes safety improvement targets and reserve and resource ounce generation.
EXECUTIVE REMUNERATION
Executive director remuneration currently comprises the following elements:
•
Basic salary, which is subject to annual review by the Remuneration Committee and is set in line with the median of salaries in similar companies in the relevant markets both in South Africa and globally. The individual salaries of executive directors are reviewed annually in accordance with their own performance, experience, responsibility and company performance.
•
Annual bonus, which is determined by the achievement of a set of stretched company and individual performance targets. For 2008, the company targets were based on performance measures including safety, EPS, cost control, and gold production. The weighting of the respective contribution of company and individual targets is 60% company and 40% individual. 50% of the bonus is paid in cash and 50% in the awarding of rights to acquire shares in terms of the BSP.
•
LTIP: The CEO and CFO are granted the right to acquire shares of value equivalent to 120% and 100% of their annual salaries, respectively, subject to the achievement of stretched company performance targets over a three-year period. These targets are based on the performance of EPS and TSR, whereby the company will need to consistently outperform its gold company peers. Additionally, strategic business objectives will also need to be met.
In 2005, the first grant of LTIP awards was made to executive directors and executive and senior management. When the LTIP awards vested at the end of 2007, only one performance target was achieved, resulting in a vesting of 40% of awards granted, with the balance lapsing. The LTIP awards granted in 2006 will vest on 31 July 2009 and based on the performance targets achieved, 40% of awards granted will vest in respect of executive directors and executive management, and 45% of awards granted will vest for other management with the balance lapsing.
At the discretion of the Remuneration Committee, cash payments, equal in value to the dividends which would have been paid on an award of actual shares during the vesting period was made when the BSP awards of 2006 vested. A cash payment will also be made when the LTIPs awarded in 2006 vest end-
July 2009.
•
executive directors who are non-South African citizens have the option of electing a retirement benefit in their country and currency of choice, in which case, the company contributes an amount equal to the contribution made for other AngloGold Ashanti executives. Death and disability cover reflects best practice amongst comparable employers in South Africa.
•
Other benefits: Executive directors are members of an external medical aid scheme, which covers the director and his immediate family.
Annual Report 2008

Pensions and risk benefits: Executive directors belong to AngloGold Ashanti’s pension fund. However,

DIRECTORS' SERVICE CONTRACTS
Service contracts of executive directors are reviewed annually. Mark Cutifani, as chief executive officer, has an initial contract of 24 months, but with a 12-month notice period. The notice period for the chief financial officer
Srinivasan Venkatakrishnan, is nine months. The contracts also deal with compensation if an executive director is dismissed or if there is a material change in role, responsibilities or remuneration following a new shareholder assuming control of the company.
NON-EXECUTIVE DIRECTORS' REMUNERATION
The following table details fees and allowances paid to non-executive directors:
Resigned/
retired
Appointed         with
Com-
Com-
All figures stated
with effect
effect
Directors'      mittee
Directors'    mittee
to the nearest R000
(1)
from
(2)
from
(2)
fees
(3)
fees   Travel
(4)
Total
fees
(3)
fees  Travel
(4)
Total
2008
2007
RP Edey (Chairman)
1,274
266
219
1,759
1,005
220
128
1,353
Dr TJ Motlatsi
(Deputy chairman)
360
160
–
520
335
186
–
521
FB Arisman
212
275
170
657
141
212
128
481
RE Bannerman
212
100
219
531
150
107
128
385
Mrs E le R Bradley
6 May 08
45
42
–
87
125
195
–
320
CB Brayshaw
5 May 07
–
–
–
–
46
78
–
124
Mrs C Carroll
5 May 07
9 Oct 07
–
–
–
–
29
–
–
29
Dr SE Jonah (President)
12 Feb 07
–
–
–
–
90
62
–
152
R Médori
9 Oct 07
–
–
–
–
107
–
–
107
JH Mensah
212
175
170
557
150
77
128
355
WA Nairn
135
160
–
295
125
157
–
282
Prof WL Nkuhlu
135
225
–
360
125
110
–
235
SM Pityana
13 Feb 07
135
279
–
414
115
109
–
224
SR Thompson
28 July 08
117
133
40
290
141
92
64
297
AJ Trahar
5 May 07
–
–
–
–
48
38
–
86
Total – non-executive
directors
2,837
1,815
818
5,470
2,732
1,643
576
4,951
Alternates
PG Whitcutt
9 Oct 07
–
–
–
–
–
33
–
33
Total – alternate directors
–
–
–
–
–
33
–
33
Grand total
2,837
1,815
818
5,470
2,732
1,676
576
4,984
Rounding may result in computational differences
(1)
Where directors' compensation is in dollars, the amounts reflected are the actual South African rand values paid calculated using the R:$ rate of exchange at the time.
(2)
Fees are disclosed only for the period from or to which, office is held.
(3)
At the annual general meeting of shareholders held on 4 May 2007 shareholders approved an increase in directors fees with effect from 1 May 2007
–
Chairman
–
$150,000 per annum
–
Deputy chairman and president
–
R360,000 per annum
–
South African resident directors
–
R135,000 per annum
–
Non-resident directors
–
$25,000 per annum
Annual Report 2008

Remuneration
report cont.

The non-executive directors' remuneration was last adjusted in 2007 and as a result, has lagged behind that of a comparator group of companies, both locally and globally. In order to continue to attract individuals of high calibre to serve as non-executive directors, and to enable the company to achieve its strategic objectives, a proposal to adjust the non-executive directors remuneration in line with the market and the company's business strategy, will be tabled at the annual general meeting to be held on 15 May 2009.
(4)
A payment of a travel allowance of $5,000 per meeting is made to non-executive directors who travel internationally to attend board meetings. In addition, AngloGold Ashanti is liable for the payment of all travel costs.
Executive directors do not receive payment of directors' fees or committee fees.
EXECUTIVE DIRECTORS' AND EXECUTIVE MANAGEMENT REMUNERATION
Executive director and executive management remuneration is made up as follows:
Resigned/
Compen-
Perfor-
Pre-tax
Appointed
retired
sation
mance
Pension
gains
with
with
and
related   scheme
En-
on
share
All figures
effect
effect
recruit-
pay-
contri-
Other
cashed
Sub
options
in R000
from
(1)
from
(1)
Salary
ment
(2)
ments
(3)
butions benefits
(4)
leave
(5)
total exercised
Total
Executive directors'
remuneration 2008
M Cutifani
Full year
9,513
–
5,877
1,477
24
–
16,891
–
16,891
S Venkatakrishnan
(7)
Full year
5,585
–
3,613
1,004
–
–
10,202
1,837
12,039
15,098
–
9,490
2,481
24
–
27,093
1,837
28,930
Executive
management’s
remuneration 2008
Representing
11 executive
management
(7)
31,771
–
14,541
5,135
1,194
496
53,137
1,584
54,721
Total executive
directors, and
executive
management
remuneration 2008
46,869
–
24,031
7,616
1,218
496
80,230
3,421
83,651
Annual Report 2008

Executive directors' and executive managements’ remuneration
Resigned/
Compen-
Perfor-
Pre-tax
Appointed
retired
sation
mance
Pension
gains
with
with
and
related    scheme
En-
on
share
All figures
effect
effect
recruit-
pay-
contri-
Other
cashed
Sub
options
in R000
from
(1)
from
(1)
Salary
ment
(2)
ments
(3)
butions benefits
(4)
leave
(5)
total  exercised
Total
Executive directors'
remuneration 2007
M Cutifani
17 Sep 07
1,594
15,197
963
–
704
–
18,458
–
18,458
R Carvalho Silva
(6)
30 Sep 07
4,468
20,240
1,001
2,121
1,594
1,496
30,920
4,574
35,494
RM Godsell
30 Sep 07
5,029
9,794
–
763
92
1,853
17,531
35,664
53,195
NF Nicolau
12 Nov 07
4,925
16,688
958
783
826
125
24,305
2,367
26,672
S Venkatakrishnan
Full year
4,563
–
1,714
774
–
244
7,295
–
7,295
20,579
61,919
4,636
4,441
3,216
3,718
98,509
42,605
141,114
Executive officers'
remuneration to
30 November 2007
Representing
15 executive officers
28,400
–
6,219
3,590
259
670
39,138
11,483
50,621
Executive officers'
remuneration from
1 December 2007
Representing
10 executive officers
2,422
–
513
299
43
360
3,637
–
3,637
Total executive directors,
executive officers and
executive management
remuneration – 2007
51,401
61,919
11,368
8,330
3,518
4,748
141,284
54,088
195,372
Rounding of figures may result in computational discrepancies.
(1)
Salaries are disclosed only for the period from or to which office was held except in respect of Messrs Godsell, Carvalho
Silva and Nicolau, which amounts reflect total payments made to the date of the 2007 report.
(2)
Compensation and recruitment expenses relate to the once-off payments made to Messrs Godsell, Carvalho Silva and
Nicolau on their retirement/resignation from the board and company, and to Mark Cutifani on his appointment as chief executive officer.
(3)
In order to more accurately disclose remuneration received/receivable by executive directors and executive management, the tables above include the performance related payments calculated on the year's financial results.
(4)
Includes health care, personal travel and relocation expenses, and in respect of Mr Carvalho Silva, a compulsory payment to an unemployment insurance fund and a medical promise payout in respect of Mr Nicolau.
(5)
In 2005, AngloGold Ashanti altered its policy regarding the number of leave days that may be accrued. As a result surplus leave days accrued are compulsorily encashed.
(6)
Mr Carvalho Silva's earnings were paid in Brazilian real and US dollars. For the purposes of this annual report, values have been converted to South African rands using the monthly average rates of exchange.
(7)
Mr Venkatakrishnan applied all of the proceeds after tax from the sale of his share options to acquire 4,569 ordinary shares in AngloGold Ashanti. Of the 15,563 share options exercised by the executive management, the proceeds from the sale of 12,963 options were used to acquire 2,304 ordinary shares in AngloGold Ashanti.
Annual Report 2008

Remuneration
report cont.

SHARE INCENTIVE SCHEMES
Options and rights to subscribe for ordinary shares in the company granted to, and exercised by, executive directors, executive management and other managers during the year to 31 December 2008 and subsequent to year-end.
Executive directors, executive management and other managers
(2)
Total                Total
Total         executive
other
Total
M Cutifani
(1)
Venkat
#
directors
management
managers
scheme
Granted and outstanding at
1 January, 2008
(3)
Number
–
45,396
45,396
316,339
2,952,519
3,314,253
Granted during the year
(4)
Number
39,440
32,046
71,486
182,811
1,137,998
1,392,295
Exercised during the year
Number
–
7,615
7,615
15,563
649,367
672,545
Pre-tax gain before expenses
at date of exercise
– R000
–
R1,837
R1,837
R1,584
R77,167
R80,588
Lapsed during the year
Number
–
7,800
7,800
33,000
551,407
592,207
Held at 31 December 2008
Number
39,440
62,027
101,467
450,587
2,889,742
3,441,796
Subsequent to year-end
(to 31 January 2009)
Granted
Number
–
–
–
–
6,026
6,026
Exercised
Number
–
–
–
–
34,775
34,775
Pre-tax gain before expenses
at date of exercise
– R000
–
–
–
–
R5,244
R5,244
Lapsed
Number
–
–
–
–
22,686
22,686
Held at 31 January 2009
Number
39,440
62,027
101,467
450,587
2,838,307
3,390,361
Latest expiry date
28 Feb 2018
28 Feb 2018
30 June 2018
6 Jan 2019
Of the 3,441,796 options and rights granted and outstanding at 31 December 2008, 1,707,255 options are fully vested.
(1)
All the after tax proceeds from the sale of options were used to acquire 4,569 ordinary shares in the company.
(2)
Of the 15,563 options exercised, and the proceeds from the sale of 12,963 options were used to acquire 2,304 ordinary shares in the company.
(3)
As a result of the change in status, the following movements to opening balances were made:
– From director status to other management
117,786 options/awards
– From executive management to other management 207,027 options/awards
(4)
Awards granted since 2005 have been granted at NIL cost to participants
(5)
On 17 February 2009, a total of 740,609 BSP and 528,538 LTIP awards were granted to 1,558 and 87 eligible employees respectively. Awards granted to M Cutifani and Venkat are as follows:
BSP LTIP
M Cutifani 19,992 40,694
Venkat 15,268 21,238
# Venkat refers to S Venkatakrishnan.
Annual Report 2008

Annual Report 2008

Financial statements
Annual Report 2008

Annual Report 2008

Annual Report 2008

Restated
Restated
2007               2008
Figures in million
Notes                  2008
2007
SA Rands
US Dollars
21,876 30,790 Revenue 3 3,743 3,113
21,101 29,774 Gold income 2,3 3,619 3,002
(17,241) (22,558) Cost of sales 4 (2,728) (2,458)
Loss on non-hedge derivatives and other commodity
(5,169) (6,277) contracts 37 (297) (792)
(1,309) 939 Gross profit (loss) 594 (248)
(894) (1,090) Corporate administration and other expenses (131) (128)
(115) (113) Market development costs (13) (16)
(824) (1,037) Exploration costs (126) (117)
(134) (29) Other operating expenses 5 (6) (20)
(84) (15,379) Operating special items 6 (1,538) (13)
(3,360) (16,709) Operating loss (1,220) (542)
16 – Dividend received from other investments 3 – 2
302 536 Interest received 3 66 43
(6) 33 Exchange gain (loss) 4 (1)
Fair value adjustment on option component of convertible
333 185 bond 25 47
(845) (926) Finance costs and unwinding of obligations 7 (114) (120)
240 (1,177) Share of equity accounted investments’ (loss) profit 8 (138) 35
(3,320) (18,058) Loss before taxation 9 (1,377) (536)
(734) 2,079 Taxation 12 197 (101)
(4,054) (15,979) Loss after taxation from continuing operations (1,180) (637)
Discontinued operations
7 198 Profit from discontinued operations 13 25 1
(4,047) (15,781) Loss for the year (1,155) (636)
Allocated as follows
(4,269) (16,105) Equity shareholders (1,195) (668)
222 324 Minority interest 40 32
(4,047) (15,781) (1,155) (636)
Basic and diluted (loss) profit per ordinary share (cents) 14
(1,519) (5,140) Loss from continuing operations (385) (237)
3 63 Profit from discontinued operations 8 –
(1,516) (5,077) Loss (377) (237)
Dividends 15
330 103 Dividends paid per ordinary share (cents) 13 45
Group
income statement  For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

Restated
Restated
2007               2008
Figures in million
Notes                  2007
2007
SA Rands
US Dollars
ASSETS
Non-current assets
45,095 41,081 Tangible assets 16 4,345 6,621
2,859 1,403 Intangible assets 17 148 420
Investments in associates and equity accounted
2,183 2,814 joint ventures 18 298 321
699 625 Other investments 19 66 103
1,807 2,710 Inventories 20 287 265
387 585 Trade and other receivables 22 62 57
430 475 Deferred taxation 31 50 63
278 32 Other non-current assets 21 3 41
53,738 49,725 5,259 7,891
Current assets
3,753 5,663 Inventories 20 599 551
1,384 2,076 Trade and other receivables 22 220 203
3,516 5,386 Derivatives 37 570 516
2 2 Current portion of other non-current assets 21 – –
264 415 Cash restricted for use 23 44 39
3,246 5,438 Cash and cash equivalents 24 575 477
12,165 18,980 2,008 1,786
210 7,497 Non-current assets held for sale 25 793 31
12,375 26,477 2,801 1,817
66,113 76,202 Total assets 8,060 9,708
EQUITY AND LIABILITIES
22,371 37,336 Share capital and premium 26 3,949 3,285
(6,167) (14,380) Retained earnings and other reserves 27 (1,521) (906)
16,204 22,956 Shareholders' equity 2,428 2,379
429 790 Minority interests 27 83 63
16,633 23,746 Total equity 2,511 2,442
Non-current liabilities
10,416 8,224 Borrowings 28 870 1,529
3,176 3,860 Environmental rehabilitation and other provisions 29 408 467
1,208 1,293 Provision for pension and post-retirement benefits 30 137 177
79 99 Trade, other payables and deferred income 32 11 12
1,110 235 Derivatives 37 25 163
7,100 5,838 Deferred taxation 31 617 1,042
23,089 19,549 2,068 3,390
Current liabilities
2,173 10,046 Current portion of borrowings 28 1,063 319
4,318 4,946 Trade, other payables and deferred income 32 524 635
18,763 16,426 Derivatives 37 1,737 2,755
1,137 1,033 Taxation 33 109 167
26,391 32,451 3,433 3,876
– 456 Non-current liabilities held for sale 25 48 –
26,391 32,907 3,481 3,876
49,480 52,456 Total liabilities 5,549 7,266
66,113 76,202 Total equity and liabilities 8,060 9,708
Group
balance sheet As at 31 December
Group Annual Financial Statements 2008
Annual Report 2008

Restated
Restated
2007               2008
Figures in million
Notes                  2007
2007
SA Rands
US Dollars
Cash flows from operating activities
21,595 30,117 Receipts from customers 3,672 3,071
(14,676) (24,429) Payments to suppliers and employees (3,040) (2,088)
6,919 5,688 Cash generated from operations 34 632 983
(14) (11) Cash utilised by discontinued operations (1) (2)
444 739 Dividends received from equity accounted investments 78 65
(1,264) (1,029) Taxation paid 33 (125) (180)
– (8,514) Cash utilised for hedge book settlements (1,113) –
6,085 (3,127) Net cash (outflow) inflow from operating activities (529) 866
Cash flows from investing activities
Capital expenditure
(3,412) (5,394) – project expenditure (654) (485)
(3,726) (4,452) – stay-in-business expenditure (540) (530)
(284) – Acquisition of assets from Trans-Siberian Gold plc 35 – (40)
197 301 Proceeds from disposal of tangible assets 39 29
Proceeds from disposal of assets of discontinued
9 79 operations 10 1
(190) (769) Other investments acquired (93) (27)
– 382 Proceeds on disposal of associate 48 –
– (38) Associates’ loans advanced (4) –
1 33 Associates loans repaid 4 –
174 729 Proceeds from disposal of investments 88 25
16 – Dividend received from other investments 3 – 2
(177) (49) Increase in cash restricted for use (6) (25)
247 538 Interest received 67 35
(7) (3) Loans advanced – (1)
10 3 Repayment of loans advanced – 1
(7,142) (8,640) Net cash outflow from investing activities (1,041) (1,015)
Cash flows from financing activities
247 13,592 Proceeds from issue of share capital 1,722 34
(4) (421) Share issue expenses (54) –
5,918 7,034 Proceeds from borrowings 853 843
(3,652) (5,066) Repayment of borrowings (614) (520)
(502) (788) Finance costs paid (93) (72)
(1,050) (455) Dividends paid (58) (144)
957 13,896 Net cash inflow from financing activities 1,756 141
(100) 2,129 Net increase (decrease) in cash and cash equivalents 186 (8)
49 63 Translation (88) 14
3,297 3,246 Cash and cash equivalents at beginning of year 477 471
3,246 5,438 Cash and cash equivalents at end of year 24 575 477
Group
cash flow statement For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

Restated
Restated
2007                2008
Figures in million                                                                                         2007
2007
SA Rands
US Dollars
Actuarial loss on pension and post-retirement benefits
(99) (364) (note 27) (44) (14)
Net loss on cash flow hedges removed from equity
1,421 1,782 and reported in gold sales (note 27) 216 202
(1,173) (721) Net loss on cash flow hedges (note 27) (87) (168)
69 64 Hedge ineffectiveness (note 27) 8 10
– (18) Realised losses on hedges of capital items (note 27) (2) –
8 (83) (Loss) gain on available-for-sale financial assets (note 27) (10) 1
36 (119) Deferred taxation on items above (note 27) (12) 5
(169) 8,633 Translation (note 27) 645 6
93 9,174 Net income recognised directly in equity 714 42
(4,047) (15,781) Loss for the year (1,155) (636)
(3,954) (6,607) Total recognised expense for the year (441) (594)
Attributable to
(4,169) (7,093) Equity shareholders (477) (627)
215 486 Minority interest 36 33
(3,954) (6,607) (441) (594)
Group
statement of recognised income and expense For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

1
ACCOUNTING POLICIES
Statement of compliance
The consolidated and company financial statements are prepared in compliance with International Financial Reporting Standards
(IFRS) and Interpretations of those standards, as adopted by the International Accounting Standards Board (IASB) and applicable legislation.
During the current financial year the following new or revised accounting standards, amendments to standards and new interpretations were adopted by AngloGold Ashanti Limited:
Standard or Interpretation
Title
Effective date
IAS 39 & IFRS 7
Reclassification Amendments to IAS 39 Financial
For reclassifications on or after
Instruments: Recognition and Measurement and
1 November 2008, date of
IFRS 7 Financial Instruments: Disclosures
reclassification or for previous
reclassifications, 1 July 2008
The adoption of these amendments to standards and interpretations did not have any effect on the financial position or performance of the group.
During the current financial year no new or revised accounting standards, amendments to standards and new interpretations were early adopted by AngloGold Ashanti Limited.
The following accounting standards, amendments to standards and new interpretations, which are not yet mandatory for
AngloGold Ashanti Limited, have not been adopted in the current year:
Standard or
Effective for annual period
Interpretation
Title
beginning on or after
IFRS 1
First-time Adoption of International Financial
1 January 2009
Reporting Standards
IFRS 1/IAS 27
Amendments – Cost of an Investment in a Subsidiary,
1 January 2009
Jointly Controlled Entity or Associate
IFRS 2
Amendments – Vesting Conditions and Cancellations
1 January 2009
IFRS 3
Business Combinations (revised)
1 July 2009
IFRS 8
Operating Segments
1 January 2009
IAS 1
Presentation of Financial Statements – (revised)
1 January 2009
IAS 32/IAS 1
Amendments – Puttable Financial Instruments and
1 January 2009
Obligations arising on Liquidation
IAS 27
Consolidated and Separate Financial Statement (revised)
1 July 2009
IAS 39
Amendment – Eligible Hedged Items
1 July 2009
IFRSs
Annual Improvements Project – May 2008
1 January 2009 (amendment to
IFRS 5 – 1 July 2009)
IFRIC 15
Agreements for the Construction of Real Estate
1 January 2009
IFRIC 16
Hedges of a Net Investment in a Foreign Operation
1 October 2008
IFRIC 17
Distributions of Non-cash Assets to Owners
1 July 2009
IFRIC 18
Transfers of Assets from Customers
1 July 2009
The group has assessed the significance of these new standards, amendments to standards and new interpretations, which will be applicable from 1 January 2009 and later years and concluded that they will have no material financial impact. Currently, we do not expect IFRS 8 to have an impact on the geographic segments definition but IFRS 8 may have an impact on the amounts reported using the requirement to report data as reported to the Chief Operating Decision Maker, when adopted.
IAS 27 and IFRS 3 will have an impact on the financial reporting of new acquisitions and disposals.
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

1
ACCOUNTING POLICIES (CONTINUED)
1.1 Basis of preparation
The financial statements are prepared according to the historical cost accounting convention, except for the revaluation of certain financial instruments to fair value. The group's accounting policies as set out below are consistent in all material respects with those applied in the previous year, except for the adoption of the new and revised standards and interpretations mentioned above and the change in accounting policy described in Note 1.2.
AngloGold Ashanti presents its consolidated financial statements in South African rands and US dollars for the benefit of local and international investors. The functional currency of a significant portion of the group's operations is the South African rand.
Other main subsidiaries have functional currencies of US dollars and Australian dollars.
The group financial statements incorporate the financial statements of the company, its subsidiaries and its equity accounted interests in joint ventures and associates.
The financial statements of subsidiaries, the Environmental Rehabilitation Trust Fund and joint ventures, are prepared for the same reporting period as the holding company, using the same accounting policies, except for Rand Refinery Limited which reports on a three-month time lag. Adjustments are made to the subsidiary financial results for material transactions and events in the intervening period.
Subsidiaries are all entities (including special purpose entities) over which the group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-
consolidated from the date on which control ceases.
The acquisition of minority interests is reflected as an equity transaction. The entire difference between the cost of the additional interest and the minority's share at the date of acquisition is reflected as a transaction between owners.
Intra-group transactions, balances and unrealised gains and losses on transactions between group companies are eliminated.
Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.
Subsidiaries are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.
1.2 Changes in accounting policies
IAS 31 – Interests in Joint Ventures
In terms of IAS 31 "Interests in Joint Ventures" the group has previously proportionately consolidated jointly controlled entities.
During the current year the group changed its accounting policy to account for these entities using the equity method, the alternative treatment permitted by this standard. Management's judgement is that, due to the nature of the group's jointly controlled entities, the change in accounting policy will result in more reliable and more relevant information and is in accordance with international trends in accounting. There is no effect on the results and financial position in 2008 as the policy changed retrospectively. The effect of the change in the accounting policy is as follows:
Group Annual Financial Statements 2008
Annual Report 2008

1
ACCOUNTING POLICIES (CONTINUED)
1.2 Changes in accounting policies (continued)
IAS 31 – Interests in Joint Ventures (continued)
Group income statement For the year ended 31 December
2007
Figures in million
2007
SA Rands
US Dollars
(2,507)
Revenue
(359)
(1,951)
Gold income
(278)
1,254
Cost of sales
178
(88)
Loss on non-hedge derivatives and other commodity contracts
(12)
(785)
Gross loss
(112)
(9)
Corporate administration and other expenses
(2)
15
Exploration costs
3
55
Operating special items
8
(724)
Operating loss
(103)
(10)
Interest received
(2)
(10)
Exchange gain
(2)
35
Finance costs and unwinding of obligations
5
404
Share of equity accounted investments’ profit
58
(305)
Loss before taxation
(44)
305
Taxation
44
–
Loss for the year
–
The change in accounting policy had no effect on basic or diluted earnings per ordinary share.
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

1
ACCOUNTING POLICIES (CONTINUED)
1.2 Changes in accounting policies (continued)
IAS 31 – Interests in Joint Ventures (continued)
Group balance sheet
As at 31 December
2007
Figures in million
2007
SA Rands
US Dollars
ASSETS
Non-current assets
(688)
Tangible assets
(101)
(137)
Intangible assets
(20)
2,043
Investments in associates and equity accounted joint ventures
300
(96)
Other investments
(14)
(410)
Inventories
(60)
(179)
Trade and other receivables
(26)
(113)
Deferred taxation
(17)
420
62
Current assets
(850)
Inventories
(125)
(203)
Trade and other receivables
(30)
(135)
Cash and cash equivalents
(19)
(1,188)
(174)
(768)
Total assets
(112)
Non-current liabilities
(25)
Borrowings
(4)
(185)
Environmental rehabilitation and other provisions
(27)
(59)
Deferred taxation
(9)
(269)
(40)
Current liabilities
(136)
Current portion of borrowings
(20)
(231)
Trade, other payables and deferred income
(33)
(132)
Taxation
(19)
(499)
(72)
(768)
Total liabilities
(112)
Group Annual Financial Statements 2008
Annual Report 2008

1
ACCOUNTING POLICIES (CONTINUED)
1.2 Changes in accounting policies (continued)
IAS 31 – Interests in Joint Ventures (continued)
Group cash flow
For the year ended 31 December
2007
Figures in million
2007
SA Rands
US Dollars
Cash flows from operating activities
(2,464)
Receipts from customers
(353)
1,468
Payments to suppliers and employees
215
(996)
Cash generated from operations
(138)
443
Dividends received from equity accounted investments
65
400
Taxation paid
57
(153)
Net cash inflow from operating activities
(16)
Cash flows from investing activities
Capital expenditure
28
– project expenditure
4
32
– stay-in-business expenditure
5
(13)
Interest received
(2)
47
Net cash outflow from investing activities
7
Net cash flows from financing activities
(193)
Proceeds from borrowings
(27)
280
Repayment of borrowings
40
9
Finance costs paid
1
96
Net cash inflow from financing activities
14
(10)
Net decrease in cash and cash equivalents
5
45
Translation
–
(170)
Cash and cash equivalents at beginning of year
(24)
(135)
Cash and cash equivalents at end of year
(19)
1.3 Significant accounting judgements and estimates
Use of estimates: The preparation of the financial statements requires the group's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.
The more significant areas requiring the use of management estimates and assumptions relate to Mineral Reserves that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; asset impairments
(including impairments of goodwill), write-downs of inventory to net realisable value; post-employment, post-retirement and other employee benefit liabilities; the fair value and accounting treatment of financial instruments and deferred taxation.
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

1 ACCOUNTING POLICIES (CONTINUED)
1.3 Significant accounting judgements and estimates (continued)
As a global company, the group is exposed to numerous legal risks. The outcome of currently pending and future proceedings cannot be predicted with certainty. Thus, an adverse decision in a lawsuit could result in additional costs that are not covered, either wholly or partly, under insurance policies and that could significantly influence the business and results of operations.
The judgements that management have applied in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.
Carrying value of goodwill and tangible assets
All mining assets are amortised using the units-of-production method where the mine operating plan calls for production from well-defined Mineral Reserves over proved and probable reserves.
For mobile and other equipment, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on proved and probable mineral reserves as the useful lives of these assets are considered to be limited to the life of the relevant mine.
The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable mineral reserves. This would generally arise when there are significant changes in any of the factors or assumptions used in estimating mineral reserves.
These factors could include:
•
changes in proved and probable mineral reserves;
•
the grade of mineral reserves may vary significantly from time to time;
•
differences between actual commodity prices and commodity price assumptions;
•
unforeseen operational issues at mine sites;
•
changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates; and
•
changes in mineral reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine.
The recoverable amounts of cash-generating units and individual assets have been determined based on the higher of value-in-
use calculations and fair values less costs to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the gold price assumption may change which may then impact the estimated life of mine determinant and may then require a material adjustment to the carrying value of goodwill and tangible assets.
The group defers stripping costs incurred during the production stage of its open-pit operations, for those operations, where this is the most appropriate basis for matching the costs against the related economic benefits. This is generally the case where there are fluctuations in stripping costs over the life of the mine.
In the production stage of some open-pit operations, further development of the mine requires a phase of unusually high overburden removal activity that is similar in nature to pre-production mine development. The costs of such unusually high overburden removal activity are deferred and charged against reported profits in subsequent periods on a units-of-production basis. This accounting treatment is consistent with that for stripping costs incurred during the development phase of a mine, before production commences.
If the group were to expense production stage stripping costs as incurred, this would result in volatility in the year to year results from open-pit operations and excess stripping costs would be expensed at an earlier stage of a mine's operation.
Deferred stripping costs are included in 'Mine development costs', within Tangible assets. These form part of the total investment in the relevant cash-generating unit, which is reviewed for impairment if events or a change in circumstances indicate that the carrying value may not be recoverable. Amortisation of deferred stripping costs is included in operating costs, or in the group's share of the results of its equity accounted units, as appropriate.
Group Annual Financial Statements 2008
Annual Report 2008

1 ACCOUNTING POLICIES (CONTINUED)
1.3 Significant accounting judgements and estimates (continued)
Carrying value of goodwill and tangible assets (continued)
The group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. In addition, goodwill is tested on an annual basis for impairment. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including published reserves, resources, exploration potential and production estimates, together with economic factors such as spot and future gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.
An individual operating mine is not a typical going-concern business because of the finite life of its reserves. The allocation of goodwill to an individual mine will result in an eventual goodwill impairment due to the wasting nature of the mine. In accordance with the provisions of IAS 36, the group performs its annual impairment review of assigned goodwill during the fourth quarter of each year.
The carrying amount of goodwill in the consolidated financial statements at 31 December 2008 was $128m, R1,208m
(2007: $398m, R2,707m). The carrying amount of tangible assets at 31 December 2008 was $4,345m, R41,081m
(2007: $6,621m, R45,095m).
Production start date
The group assesses the stage of each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined by the unique nature of each mine construction project and include factors such as the complexity of a plant and its location. The group considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moves into the production stage. Some of the criteria would include but are not limited to the following:
•
the level of capital expenditure compared to the construction cost estimates;
•
completion of a reasonable period of testing of the mine plant and equipment;
•
ability to produce gold in saleable form (within specifications and the de minimis rule); and
•
ability to sustain ongoing production of gold.
When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development or reserve development.
Income taxes
The group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognises liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
The group recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the group to realise the net deferred tax assets recorded at the balance sheet date could be impacted.
Additionally, future changes in tax laws in the jurisdictions in which the group operates could limit the ability of the group to obtain tax deductions in future periods.
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

1
ACCOUNTING POLICIES (CONTINUED)
1.3 Significant accounting judgements and estimates (continued)
Income taxes (continued)
Carrying values of the group at 31 December 2008:
– deferred tax asset: $50m, R475m (2007: $63m, R430m)
– deferred tax liability: $617m, R5,838m (2007: $1,042m, R7,100m)
– taxation liability: $109m, R1,033m (2007: $167m, R1,137m)
Provision for environmental rehabilitation obligations
The group's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The group recognises management's best estimate for decommissioning and restoration obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision. Such changes could similarly impact the useful lives of assets depreciated on a straight-line-basis, where those lives are limited to the life of mine.
The carrying amount of the rehabilitation obligations for the group at 31 December 2008 was $376m, R3,562m (2007: $422m,
R2,872m).
Stockpiles, gold in process and ore on leach pad
Costs that are incurred in or benefit the production process are accumulated as stockpiles, gold in process and ore on leach pads. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product, based on prevailing spot metal prices, less estimated costs to complete production and bring the product to sale.
Stockpiles and underground gold in process are measured by estimating the number of tonnes added and removed from the stockpile and from underground, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile and underground ore tonnages are verified by periodic surveys.
Estimates of the recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads based on measured tons added to the leach pads, the grade of ore placed on the leach pads based on assay data and a recovery percentage based on metallurgical testing and ore type.
Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of gold actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels.
As a result, the metallurgical balancing process is constantly monitored and engineering estimates are refined based on actual results over time.
The carrying amount of inventories (excluding finished goods and mine operating supplies) for the group at 31 December 2008 was $585m, R5,518m (2007: $542m, R3,688m).
Recoverable tax, rebates, levies and duties
In a number of countries, particularly in Africa, AngloGold Ashanti Limited is due refunds of input tax and levies which remain outstanding for periods longer than those provided for in the respective statutes.
In addition, AngloGold Ashanti Limited has unresolved tax disputes in a number of countries, particularly in Tanzania and Mali.
If the outstanding input taxes are not received and the tax disputes are not resolved in a manner favourable to AngloGold Ashanti
Limited, it could have an adverse effect upon the carrying value of these assets.
The carrying value for the group at 31 December 2008 was $99m, R942m (2007: $124m, R840m).
Pension plans and post-retirement medical aid obligations
The determination of AngloGold Ashanti's obligation and expense for pension and provident funds, as well as post-retirement health care liabilities, depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions include, among others, the discount rate, the expected long-term rate of return on plan assets, health care inflation costs, rates of increase in compensation costs and the number of employees who reach retirement age before the mine reaches the end of its life. While AngloGold Ashanti believes that these assumptions are appropriate, significant changes in the assumptions may materially affect pension and other post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in these assumptions occur.
Group Annual Financial Statements 2008
Annual Report 2008

1 ACCOUNTING POLICIES (CONTINUED)
1.3 Significant accounting judgements and estimates (continued)
Pension plans and post-retirement medical aid obligations (continued)
The carrying value of the defined benefit plans (including the net asset position disclosed under non-current assets) at
31 December 2008 was $135m, R1,276m (2007: $138m, R944m).
Ore Reserve estimates
Ore Reserves are estimates of the amount of product that can be economically and legally extracted from the group's properties.
In order to calculate Ore Reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.
Estimating the quantity and/or grade of Ore Reserves requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.
The group is required to determine and report Ore Reserves in accordance with the SAMREC code.
Because the economic assumptions used to estimate Ore Reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of Ore Reserves may change from period to period.
Changes in reported Ore Reserves may affect the group's financial results and financial position in a number of ways, including the following:
•
asset carrying values may be affected due to changes in estimated future cash flows;
•
depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units-of-production method, or where the useful economic lives of assets change;
•
overburden removal costs recorded on the balance sheet or charged in the income statement may change due to changes in stripping ratios or the units-of-production method of depreciation;
•
decommissioning site restoration and environmental provisions may change where changes in estimated Ore Reserves affect expectations about the timing or cost of these activities; and
•
the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.
Exploration and evaluation expenditure
The group's accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalised for an area of interest where it is considered likely to be recoverable by future exploitation. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised the expenditure, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalised amount will be written off to the income statement.
The carrying value of capitalised exploration assets at 31 December 2008 was $nil, R3m (2007: $55m, R372m).
Development expenditure
Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalised exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.
Share-based payments
The group issues equity-settled share-based payments to certain employees and third parties outside the group. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed as services are rendered over the vesting period, based on the group's estimate of the shares that will eventually vest and adjusted for the effect of non-market-based vesting conditions.
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

1
ACCOUNTING POLICIES (CONTINUED)
1.3 Significant accounting judgements and estimates (continued)
Share-based payments (continued)
Fair value is measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.
The income statement charge for the year was $43m, R355m (2007: $33m, R231m).
Contingencies
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.
Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the group could be materially affected by the unfavourable outcome of litigation.
1.4 Summary of significant accounting policies
Joint ventures
A joint venture is an entity in which the group holds a long-term interest and which the group and one or more other venturers jointly control under a contractual arrangement, that provides for strategic, financial and operating policy decisions relating to the activities requiring unanimous consent of the parties sharing control. The group's interests in jointly controlled entities are accounted for using the equity method.
Profits realised in connection with transactions between the group and jointly controlled entities are eliminated in proportion to share ownership. Such profits are deducted from the group's equity and related balance sheet amount and released in the group accounts when the assets are effectively realised outside the group.
Joint ventures are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.
Associates
The equity method of accounting is used for an investment over which the group exercises significant influence and normally owns between 20% and 50% of the voting equity. Associates are equity accounted from the effective date of acquisition to the effective date of disposal.
As the group only has significant influence, it is unable to obtain reliable information at year end on a timely basis. The results of associates are equity accounted from their most recent audited annual financial statements or unaudited interim financial statements, all within three months of the year end of the group. Adjustments are made to the associates' financial results for material transactions and events in the intervening period. Any losses of associates are brought to account in the consolidated financial statements until the investment in such associates is written down to zero. Thereafter, losses are accounted for only insofar as the group is committed to providing financial support to such associates.
The carrying values of the investments in associates represent the cost of each investment, including goodwill, balance outstanding on loans advanced if the loan forms part of the net investment in the associate, any impairment losses recognised, the share of post-acquisition retained earnings and losses, and any other movements in reserves. The carrying value of associates is reviewed when indicators arise and if any impairment in value has occurred, it is recognised in the period in which the impairment arose.
Profits realised in connection with transactions between the group and associated companies are eliminated in proportion to share ownership. Such profits are deducted from the group's equity and related balance sheet amount and released in the group accounts when the assets are effectively realised outside the group.
Associates are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.
Group Annual Financial Statements 2008
Annual Report 2008

1
ACCOUNTING POLICIES (CONTINUED)
1.4 Summary of significant accounting policies (continued)
Foreign currency translation
Functional currency
Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency').
Transactions and balances
Foreign currency transactions are translated into the functional currency using the approximate exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the year-end exchange rate of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except for derivative balances that are within the scope of IAS 39. Translation differences on these balances are reported as part of their fair value gain or loss.
Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in other comprehensive income in equity.
Group companies
The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•
equity items other than retained earnings are translated at the closing rate on each balance sheet date;
•
retained earnings are converted at historical average exchange rates;
•
assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
•
income and expenses for each income statement presented are translated at monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates prevailing at the date of the transaction); and
•
all resulting exchange differences are recognised as a separate component of equity (foreign currency translation).
Exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity on consolidation. For the company, the exchange differences on such monetary items are reported in the company income statement.
When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.
Segment reporting
A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. Management has determined that the group operates primarily in one business segment, gold. A geographical segment provides products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments.
Tangible assets
Tangible assets are recorded at cost less accumulated amortisation and impairments. Cost includes pre-production expenditure incurred during the development of a mine and the present value of related future decommissioning costs.
Interest on borrowings relating to the financing of major capital projects under construction is capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

1
ACCOUNTING POLICIES (CONTINUED)
1.4 Summary of significant accounting policies (continued)
Tangible assets (continued)
If there is an indication that the recoverable amount of any of the tangible assets is less than the carrying value, the recoverable amount is estimated and an allowance is made for the impairment in value.
Subsequent costs are included in the asset's carrying amount only when it is probable that future economic benefits associated with the asset will flow to the group, and the cost of the addition can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.
To the extent a legal or constructive obligation to a third party exists, the acquisition cost includes estimated costs of dismantling and removing the asset and restoring the site. A change in estimated expenditures for dismantling, removal and restoration is added to and/or deducted from the carrying value of the related asset. To the extent that the change would result in a negative carrying amount, this effect is recognised as income. The change in depreciation charge is recognised prospectively.
For those assets not amortised on the units-of-production method amortisation of assets is calculated to reduce the cost of each asset to its residual value over its estimated useful life as follows:
•
buildings up to life of mine;
•
plant and machinery up to life of mine;
•
equipment and motor vehicles up to five years;
•
computer equipment up to three years; and
•
leased assets over the period of the lease.
Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.
The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
Gains and losses on disposals are determined by comparing net sale proceeds with the carrying amount. These are included in the income statement.
Mine development costs
Capitalised mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies and, to expand the capacity of a mine. Where funds have been borrowed specifically to finance a project, the amount of interest capitalised represents the actual borrowing costs incurred. Mine development costs include acquired proved and probable Mineral Resources at cost at the acquisition date.
Depreciation, depletion and amortisation of mine development costs are computed by the units-of-production method based on estimated proved and probable Mineral Reserves. Proved and probable Mineral Reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. These reserves are amortised from the date on which commercial production begins.
Stripping costs incurred in open-pit operations during the production phase to remove additional waste are charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne. The average stripping ratio is calculated as the number of tonnes of waste material expected to be removed during the life of mine per tonne of ore mined. The average life of mine cost per tonne is calculated as the total expected costs to be incurred to mine the orebody, divided by the number of tonnes expected to be mined. The average life of mine stripping ratio and the average life of mine cost per tonne are recalculated annually in the light of additional knowledge and changes in estimates.
The cost of the excess stripping is capitalised as mine development costs when the actual mining costs exceed the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonne. When the actual mining costs are below the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonne multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonnes, previously capitalised costs are expensed to increase the cost up to the average.
Group Annual Financial Statements 2008
Annual Report 2008

1
ACCOUNTING POLICIES (CONTINUED)
1.4 Summary of significant accounting policies (continued)
Tangible assets (continued)
Mine development costs (continued)
The cost of stripping in any period will be reflective of the average stripping rates for the orebody as a whole. Changes in the life of mine stripping ratio are accounted for prospectively as a change in estimate.
Mine infrastructure
Mine plant facilities, including decommissioning assets, are amortised using the lesser of their useful life or units-of-production method based on estimated proved and probable Mineral Reserves. Other tangible assets comprising vehicles and computer equipment, are depreciated by the straight-line method over their estimated useful lives.
Land
Land is not depreciated and is measured at historical cost less impairments.
Mineral rights and dumps
Mineral rights are amortised using the units-of-production method based on estimated proved and probable Mineral Reserves.
Dumps are amortised over the period of treatment.
Exploration and evaluation assets
All exploration costs are expensed until the directors conclude that it is probable that a future economic benefit will be realised.
In evaluating if expenditures meet this criterion to be capitalised, the directors use several different sources of information depending on the level of exploration. While the criterion for concluding that expenditure should be capitalised is always probable, the information that the directors use to make that determination depends on the level of exploration.
•
Costs on greenfields sites, being those where the group does not have any mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which will be the establishment of proved and probable reserves at this location.
•
Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which will be the establishment of increased proved and probable reserves after which the expenditure is capitalised as a mine development cost.
•
Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, is capitalised as a mine development cost.
Costs relating to property acquisitions are capitalised within development costs.
Intangible assets
Acquisition and goodwill arising thereon
Where an investment in a subsidiary, joint venture or an associate is made, any excess of the purchase price over the fair value of the attributable Mineral Reserves including value beyond proved and probable, exploration properties and net assets is recognised as goodwill. Goodwill in respect of subsidiaries is disclosed as goodwill. Goodwill relating to equity accounted joint ventures and associates is included within the carrying value of the investment and tested for impairment when indicators exist.
Goodwill relating to subsidiaries is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing.
Royalty rate concession
Royalty rate concession with the government of Ghana was capitalised at fair value at agreement date. Fair value represents a present value of future royalty rate concessions over 15 years. The royalty rate concession has been assessed to have a finite life and is amortised on a straight-line method over a period of 15 years, the period over which the concession runs. The related amortisation expense is charged through the income statement. This intangible asset is also tested for impairment when there is an indicator of impairment.
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

1 ACCOUNTING POLICIES (CONTINUED)
1.4 Summary of significant accounting policies (continued)
Impairment of assets
Intangible assets that have an indefinite useful life and separately recognised goodwill are not subject to amortisation and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.
An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value, less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).
Impairment calculation assumptions include life of mine plans based on prospective reserves and resources, management's estimate of the future gold price, based on current market price trends, foreign exchange rates, and a pre-tax discount rate adjusted for country and project risk. It is therefore reasonably possible that changes could occur which may affect the recoverability of tangible and intangible assets.
Leased assets
Assets subject to finance leases are capitalised at the lower of fair value or present value of minimum lease payments measured at inception of the lease with the related lease obligation recognised at the same amount. Capitalised leased assets are depreciated over the shorter of their estimated useful lives and the lease term. Finance lease payments are allocated using the rate implicit in the lease, which is included in finance costs, and the capital repayment, which reduces the liability to the lessor.
Operating lease rentals are charged against operating profits in a systematic manner related to the period the assets concerned will be used.
Non-current assets held for sale
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as having been met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.
Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.
Exploration and research expenditure
Pre-licence costs are recognised in profit or loss as incurred. Exploration and research expenditure is expensed in the year in which it is incurred. These expenses include: geological and geographical costs, labour, mineral resources and exploratory drilling costs.
Inventories
Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and slow moving items. Cost is determined on the following bases:
•
gold in process is valued at the average total production cost at the relevant stage of production;
•
gold doré / bullion is valued on an average total production cost method;
•
ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are classified as a non-
current asset where the stockpile exceeds current processing capacity;
•
by-products, which include uranium oxide and sulphuric acid are valued on an average total production cost method. By-
products are classified as a non-current asset where the by-products on hand exceed current processing capacity;
•
mine operating supplies are valued at average cost; and
•
heap leach pad materials are measured on an average total production cost basis. The cost of materials on the leach pad from which gold is expected to be recovered in a period longer than 12 months is classified as a non-current asset.
A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory.
Group Annual Financial Statements 2008
Annual Report 2008

1
ACCOUNTING POLICIES (CONTINUED)
1.4 Summary of significant accounting policies (continued)
Provisions
Provisions are recognised when the group has a present obligation, whether legal or constructive, because of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognised only when the reimbursement is virtually certain.
The amount to be reimbursed is recognised as a separate asset. Where the group has a joint and several liability with one or more other parties, no provision is recognised to the extent that those other parties are expected to settle part or all of the obligation.
Provisions are measured at the present value of management's best estimate of the expenditure required to settle the obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.
Litigation and administrative proceedings are evaluated on a case-by-case basis considering the information available, including that of legal counsel, to assess potential outcomes. Where it is considered probable that an obligation will result in an outflow of resources, a provision is recorded for the present value of the expected cash outflows if these are reasonably measurable. These provisions cover the estimated payments to plaintiffs, court fees and the cost of potential settlements.
AngloGold Ashanti Limited does not recognise a contingent liability on its balance sheet except in a business combination.
A contingent liability is disclosed when the possibility of an outflow of resources embodying economic benefits is not remote.
Borrowed commodities
When commodities are borrowed to meet contractual commitments, the fair value at inception is charged to the income statement as cost of sales, and it is reflected as a liability on the balance sheet. The liability is subsequently measured at fair value with changes in fair value recorded through the income statement until settlement occurs.
Employee benefits
Pension obligations
Group companies operate various pension schemes. The schemes are funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.
A defined contribution plan is a pension scheme under which the group pays fixed contributions into a separate entity. The group has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in current and prior periods. The contributions are recognised as our employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future contribution payments is available.
The asset/liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for past service costs.
The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are immediately recorded in the statement of recognised income and expense.
Other post-employment benefit obligations
Some group companies provide post-retirement health care benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology on the same basis as that used for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in the statement of recognised income and expense immediately. These obligations are valued annually by independent qualified actuaries.
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

1
ACCOUNTING POLICIES (CONTINUED)
1.4 Summary of significant accounting policies (continued)
Employee benefits (continued)
Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after balance sheet date are discounted to present value.
Profit-sharing and bonus plans
The group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the group's shareholders after certain adjustments. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.
Share-based payments
The group's management awards certain employees bonuses in the form of equity settled share-based payments on a discretionary basis.
The fair value of the equity instruments granted is calculated at measurement date, for transactions with employees this is at grant date. For transactions with employees, fair value is based on market prices of the equity instruments granted, if available, taking into account the terms and conditions upon which those equity instruments were granted. If market prices of the equity instruments granted are not available, the fair value of the equity instruments granted is estimated using an appropriate valuation model. Vesting conditions, other than market conditions, are not taken into account when estimating the fair value of shares or share options at measurement date.
Over the vesting period, the fair value at measurement date is recognised as an employee benefit expense with a corresponding increase in other comprehensive income based on the group's estimate of the number of instruments that will eventually vest.
The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.
When options are exercised or share awards vest, the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.
Where the terms of an equity settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of the modification.
In the company financial statements, share-based payment arrangements with employees of other group entities are recognised by charging that entity its share of the expense and a corresponding increase in other comprehensive income.
Environmental expenditure
The group has long-term remediation obligations comprising decommissioning and restoration liabilities relating to its past operations which are based on the group's environmental management plans, in compliance with current environmental and regulatory requirements. Provisions for non-recurring remediation costs are made when there is a present obligation, it is probable that expenditure on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites.
Annual contributions for the South African operations are made to Environmental Rehabilitation Trust Funds, created in accordance with local statutory requirements where applicable, to fund the estimated cost of rehabilitation during and at the end of the life of a mine. The amounts contributed to the trust funds are accounted for as non-current assets in the company. Interest earned on monies paid to rehabilitation trust funds is accrued on a time proportion basis and is recorded as interest income. For group purposes the trusts are consolidated.
Environmental rehabilitation obligations in respect of the non-South African operations are not funded through an established trust fund. Bank guarantees and reclamation bonds are provided for some of these liabilities.
Group Annual Financial Statements 2008
Annual Report 2008

1
ACCOUNTING POLICIES (CONTINUED)
1.4 Summary of significant accounting policies (continued)
Environmental expenditure (continued)
Decommissioning costs
The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commenced. Accordingly an asset is recognised and included within mine infrastructure.
Decommissioning costs are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in the income statement.
Estimated future costs of decommissioning obligations are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalised or reversed against the relevant asset. Estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.
Gains or losses from the expected disposal of assets are not taken into account when determining the provision.
Restoration costs
The provision for restoration represents the cost of restoring site damage after the start of production. Increases in the provision are charged to the income statement as a cost of production.
Restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the liability.
Revenue recognition
Revenue is recognised at the fair value of the consideration received or receivable to the extent that it is probable that economic benefits will flow to the group and revenue can be reliably measured. The following criteria must also be present:
•
the sale of mining products is recognised when the significant risks and rewards of ownership of the products are transferred to the buyer;
•
dividends are recognised when the right to receive payment is established;
•
interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group; and
•
where a by-product is not regarded as significant, revenue is credited against cost of sales, when the significant risks and rewards of ownership of the products are transferred to the buyer.
Taxation
Deferred taxation is provided on all qualifying temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
Deferred tax assets are only recognised to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.
The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient future taxable profit will be available to allow all or part of the deferred tax asset to be utilised.
Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the balance sheet date.
Current and deferred tax is recognised as income or expense and included in profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period directly in equity; or a business combination that is an acquisition.
Current tax is measured on taxable income at the applicable statutory rate enacted or substantively enacted at the balance sheet date.
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

1
ACCOUNTING POLICIES (CONTINUED)
1.4 Summary of significant accounting policies (continued)
Special items
Items of income and expense that are material and require separate disclosure, in accordance with IAS 1.86, are classified as special items on the face of the income statement. Special items that relate to the underlying performance of the business are classified as operating special items and include impairment charges and reversals. Special items that do not relate to underlying business performance are classified as non-operating special items and are presented below operating loss on the income statement.
Dividend distribution
Dividend distribution to the group's shareholders is recognised as a liability in the group's financial statements in the period in which the dividends are declared by the board of directors of AngloGold Ashanti Limited.
Financial instruments
Financial instruments are initially measured at fair value when the group becomes a party to their contractual arrangements.
Transaction costs are included in the initial measurement of financial instruments, except financial instruments classified as at fair value through profit and loss. The subsequent measurement of financial instruments is dealt with below.
A financial asset is derecognised when the right to receive cash flows from the asset has expired or the group has transferred its rights to receive cash and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.
A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires.
On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in income.
On derecognition of a financial liability, the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in income.
Regular way purchases and sales of all financial assets and liabilities are accounted for at settlement date.
Derivatives
The group enters into derivatives to ensure a degree of price certainty and to guarantee a minimum revenue on a portion of future planned gold production. In addition, the group enters into derivatives to manage interest rate and currency risk.
The method of recognising fair value gains and losses depends on whether derivatives are held for trading or are designated as hedging instruments, and if the latter, the nature of the risks being hedged. The group designates derivatives as either, hedges of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction (cash flow hedges), or hedges of the fair value of recognised asset or liability or a firm commitment (fair value hedges).
For cash flow hedges, the effective portions of fair value gains or losses are recognised in equity (other comprehensive income)
until the hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting or when the hedge transactions affect earnings. Then any cumulative gain or loss existing in equity at that time remains in equity until the forecast transaction is recognised in the income statement. If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or liability, the associated cumulative gains and losses that were recognised directly in equity are reclassified into earnings in the same periods during which the asset acquired or the liability assumed affects earnings for the period.
When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement. The ineffective portion of fair value gains and losses is reported in earnings in the period to which they relate. For fair value hedges, the gain or loss from changes in fair value of the hedged item is reported in earnings, together with the offsetting gains and losses from changes in fair value of the hedging instrument.
All other derivatives are classified as held for trading and are subsequently measured at their estimated fair value, with the changes in estimated fair value in the balance sheet as either a derivative asset or derivative liability, including translation differences, at each reporting date being reported in earnings in the period to which it relates. Fair value gains and losses on these derivatives are included in gross profit in the income statement.
Commodity based (normal purchase or normal sale) derivative contracts that meet the requirements of IAS 39 are recognised in gold sales when they are settled by physical delivery.
Group Annual Financial Statements 2008
Annual Report 2008

1
ACCOUNTING POLICIES (CONTINUED)
1.4 Summary of significant accounting policies (continued)
Financial instruments (continued)
Hedge accounting
Hedge accounting is applied to derivatives designated as hedging instruments in a cash flow hedge provided certain criteria are met. At the inception of a hedging relationship, the relationship between the hedging instruments and the hedged items, its risk management objective and its strategy for undertaking the hedge, is documented. A documented assessment, both at hedge inception and on an ongoing basis, of whether or not the hedging instruments, primarily derivatives, that are used in hedging transactions are highly effective in offsetting the changes attributable to the hedged risks in the cash flows of the hedged items, is also prepared.
Hedge ineffectiveness is recognised in the income statement in “Loss on non-hedge derivatives and other commodity contracts”.
The estimated fair values of derivatives are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.
Unearned premiums
Call option premiums received are recorded as trade and other payables until the option matures at which time the premium is recorded in revenue. This only applies to normal sale exempt designated deliverable call options.
Other Investments
Listed equity investments and unlisted equity investments, other than investments in subsidiaries, joint ventures, and associates, are classified as available-for-sale financial assets and subsequently measured at fair value. Listed investments fair values are calculated by reference to the quoted selling price at the close of business on the balance sheet date. Fair values for unlisted equity investments are estimated using methods reflecting the economic circumstances of the investee. Equity investments for which fair value cannot be measured reliably are recognised at cost less impairment. Changes in fair value are recognised in equity
(other comprehensive income) in the period in which they arise. These amounts are removed from equity and reported in income when the asset is derecognised or when there is evidence that the asset is impaired.
Investments which management has the intention and ability to hold to maturity are classified as held-to-maturity financial assets and are subsequently measured at amortised cost using the effective interest rate method. If there is evidence that held-to-
maturity financial assets are impaired, the carrying amount of the assets is reduced and the loss recognised in the income statement.
Investments in subsidiaries, joint ventures, associates and the rehabilitation trusts are carried at cost less any accumulated impairments in the company's separate financial statements.
Other non-current assets
•
Loans and receivables are subsequently measured at amortised cost using the effective interest rate method. If there is evidence that loans and receivables are impaired, the carrying amount of the assets is reduced and the loss recognised in the income statement.
•
Post-retirement assets are measured according to the employee benefits policy.
Trade and other receivables
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less accumulated impairment. Impairment of trade and other receivables is established when there is objective evidence as a result of a loss event that the group will not be able to collect all amounts due according to the original terms of the receivables. Objective evidence includes failure by the counterparty to perform in terms of contractual arrangements and agreed terms. The amount of the impairment is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The impairment is recognised in the income statement.
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

1
ACCOUNTING POLICIES (CONTINUED)
1.4 Summary of significant accounting policies (continued)
Financial instruments (continued)
Cash and cash equivalents
Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value. They are measured at cost which is deemed to be fair value as they have a short-term maturity.
Cash restricted for use
Cash which is subject to legal or contractual restrictions on use is classified separately as cash restricted for use.
Financial liabilities
Financial liabilities, other than derivatives, are subsequently measured at amortised cost, using the effective interest rate method.
Financial guarantee contracts are accounted for as financial instruments and measured initially at estimated fair value. They are subsequently measured at the higher of the amount determined in accordance with IAS 37 “Provisions, contingent liabilities and contingent assets”, and the amount initially recognised less (when appropriate) cumulative amortisation recognised in accordance with IAS 18 “Revenue”.
Foreign currency convertible bonds
Foreign currency convertible bonds issued are accounted for entirely as liabilities. The option component is treated as a derivative liability and carried at fair value with changes in fair value recorded in the income statement. The bond component is carried at amortised cost using the effective interest rate method.
Treasury shares
Own equity instruments which are re-acquired or held by subsidiary companies (treasury shares) are deducted from equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the group's own equity instruments.
Accounting for BEE transactions
Where equity instruments are issued to a BEE party at less than fair value, these are accounted for as share-based payments.
Any difference between the fair value of the equity instrument issued and the consideration received is accounted for as an expense in the income statement.
A restriction on the BEE party to transfer the equity instrument subsequent to its vesting is not treated as a vesting condition, but is factored into the fair value determination of the instrument.
Group Annual Financial Statements 2008
Annual Report 2008

2
SEGMENTAL INFORMATION
Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore disclosures for the primary segment have already been given in these financial statements.
The secondary reporting format is by geographical analysis by origin and destination.
Group analysis by origin is as follows:
Net operating
Total
Capital
assets
assets
expenditure
Restated
Restated
Restated
Figures in million
2008
2007
2008
2007
2008
2007
US Dollars
South Africa
(1)
1,453
1,843
1,861
2,293
337
361
Argentina
180
189
224
244
16
20
Australia
(1) (2)
312
791
1,368
1,278
439
281
Brazil
(2) (4)
618
524
824
709
148
142
Ghana
824
1,758
1,013
1,953
166
119
Guinea
242
220
320
312
22
21
Mali
(3)
–
–
223
254
7
9
Namibia
37
38
71
79
12
6
Tanzania
(2)
638
1,002
835
1,418
53
27
USA
490
426
573
530
27
23
Other, including corporate and
non-gold producing subsidiaries
(1)
105
159
748
638
12
50
4,899
6,950
8,060
9,708
1,239
1,059
São Bento assets acquired
(4)
(38)
–
1,201
1,059
Equity accounted investments
included above
(7)
(8)
1,232
1,051
SA Rands
South Africa
(1)
13,739
12,550
17,599
15,616
2,779
2,535
Argentina
1,701
1,287
2,121
1,659
135
141
Australia
(1) (2)
2,948
5,386
12,936
8,705
3,618
1,975
Brazil
(2) (4)
5,846
3,571
7,795
4,826
1,222
995
Ghana
7,791
11,969
9,576
13,301
1,370
836
Guinea
2,291
1,496
3,028
2,127
178
146
Mali
(3)
–
–
2,110
1,728
61
61
Namibia
346
258
668
536
98
43
Tanzania
(2)
6,029
6,826
7,895
9,654
433
187
USA
4,636
2,898
5,422
3,608
221
161
Other, including corporate and
non-gold producing subsidiaries
(1)
989
1,092
7,052
4,353
103
364
46,316
47,333
76,202
66,113
10,218
7,444
São Bento assets acquired
(4)
(313)
–
9,905
7,444
Equity accounted investments
included above
(59)
(60)
10,159
7,384
(1)
Assets held for sale in respect of Boddington $792m, R7,487m (2007: nil) are included in the Australian segment and in respect of the Weltevreden mining participation rights of nil (2007: $15m, R100m) are included in the South Africa segment.
Properties held for sale by Rand Refinery of $1m, R10m (2007: $1m, R10m) and exploration properties acquired from Trans-
Siberian Gold plc of nil (2007: $15m, R100m) are included in the Other segment (note 25).
(2)
Includes allocated goodwill of $105m, R998m (2007: $266m, R1,814m) for Australia, $23m, R210m (2007: $23m, R151m)
for Brazil, and nil (2007: $109m, R742m) for Tanzania (note 17).
(3)
Equity accounted investments held.
(4)
The São Bento assets are part of the Brazil segment.
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

2
SEGMENTAL INFORMATION (CONTINUED)
Gold production
(oz '000)
(kg)
2008
2007
2008
2007
South Africa
2,099
2,328
65,283
72,429
Argentina
154
204
4,799
6,338
Australia
433
600
13,477
18,675
Brazil
407
408
12,669
12,689
Ghana
557
527
17,328
16,388
Guinea
333
280
10,350
8,715
Mali
409
441
12,707
13,703
Namibia
68
80
2,126
2,496
Tanzania
264
327
8,203
10,166
USA
258
282
8,016
8,766
4,982
5,477
154,958
170,365
Gold income
Restated
Restated
Figures in million
2008
2007
2008
2007
US Dollars
SA Rands
Geographical analysis of gold income by origin is as follows:
South Africa
1,466
1,399
12,068
9,843
Argentina
116
140
984
988
Australia
280
348
2,338
2,437
Brazil
330
285
2,739
2,001
Ghana
486
337
3,982
2,365
Guinea
334
211
2,724
1,483
Mali
186
278
1,568
1,951
Namibia
39
52
327
364
Tanzania
328
114
2,628
807
USA
240
116
1,984
813
3,805
3,280
31,342
23,052
Equity accounted investments included above
(186)
(278)
(1,568)
(1,951)
(note 3)
3,619
3,002
29,774
21,101
Geographical analysis of gold income by destination is as follows:
South Africa
1,370
1,039
11,285
7,301
North America
1,057
741
8,706
5,208
Australia
7
90
60
632
Asia
255
267
2,099
1,875
Europe
307
734
2,532
5,163
United Kingdom
809
409
6,660
2,873
3,805
3,280
31,342
23,052
Equity accounted investments included above
(186)
(278)
(1,568)
(1,951)
(note 3)
3,619
3,002
29,774
21,101
Group Annual Financial Statements 2008
Annual Report 2008

Restated
Restated
2007               2008
Figures in million                                                                                      2007
2007
SA Rands
US Dollars
3
REVENUE
Revenue consists of the following principal categories:
21,101 29,774 Gold income (note 2) 3,619 3,002
457 480 By-products (note 4) 58 66
16 – Dividend received from other investments – 2
Interest received (note 34)
30 18 – loans and receivables
(1)
2 4
12 15 – held-to-maturity investments 2 2
37 52 – available-for-sale assets 6 6
223 451 – cash and cash equivalents 56 31
21,876 30,790 3,743 3,113
(1)
Interest received from loans and receivables comprises:
7 4 – related parties – 1
23 14 – other loans 2 3
30 18 2 4
4
COST OF SALES
12,799 17,151 Cash operating costs
(1)
2,081 1,824
(457) (480) By-products (note 3) (58) (66)
12,342 16,671 2,023 1,758
492 634 Royalties 78 70
55 100 Other cash costs 12 8
12,889 17,405 Total cash costs 2,113 1,836
131 72 Retrenchment costs (note 10) 9 19
422 218 Rehabilitation and other non-cash costs 28 61
13,442 17,695 Production costs 2,150 1,916
3,980 4,620 Amortisation of tangible assets (notes 9, 16 and 34) 560 567
14 21 Amortisation of intangible assets (notes 17 and 34) 2 2
17,436 22,336 Total production costs 2,712 2,485
(195) 222 Inventory change 16 (27)
17,241 22,558 2,728 2,458
(1)
Cash operating costs comprises:
4,803 5,902 – salaries and wages 718 684
3,663 4,736 – stores and other consumables 574 522
2,448 3,684 – fuel, power and water 448 349
1,972 2,516 – contractors 305 281
(87) 313 – services and other charges 36 (12)
12,799 17,151 2,081 1,824
5
OTHER OPERATING EXPENSES
23 (8) Pension and medical defined benefit provisions 2 3
Claims filed by former employees in respect of loss of
employment, work-related accident injuries and diseases,
governmental fiscal claims and costs of old tailings
97 37 operations 4 15
14 – Miscellaneous – 2
134 29 6 20
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

Restated
Restated
2007                 2008
Figures in million                                                                                         2007
2007
SA Rands
US Dollars
6
OPERATING SPECIAL ITEMS
136 (198) Indirect tax (reimbursement) expenses
(1)
(22) 19
Siguiri royalty payment calculation dispute with the Guinean
27 26 Administration 3 4
23 – Buildings located at Siguiri destroyed by fire (note 14) – 3
– 10 Contractor termination costs at Iduapriem 1 –
Impairment net of reversals of tangible assets
6 14,792 (notes 14 and 16) 1,493 1
– 1,080 Impairment of goodwill (notes 14 and 17) 109 –
– 42 Impairment of investments (notes 14 and 19)
(2)
6 –
Net profit on disposal and abandonment of land, mineral
(79) (381) rights, tangible assets and exploration properties (note 14)
(3)
(52) (10)
Profit on disposal of investment in Nufcor International
– (14) Limited (note 14)
(4)
(2) –
– (19) Nufcor Uranium Trust contributions by other members (note 14) (3) –
– 76 ESOP costs resulting from rights offer (note 11) 9 –
(29) (35) Recovery of exploration costs (4) (4)
84 15,379 (note 34) 1,538 13
(1)
Indirect tax (reimbursement) expenses include the following:
•
Reversal of provision of $6m, R56m following an agreement with the Guinea Revenue Authority on withholding tax for which
$7m, R48m was provided in 2007;
•
Reversal of provision of $15m, R135m following a re-assessment by the Tanzanian Revenue Authority of VAT claimed on the difference between fuel invoiced at the contract rate against the prevailing market rate of which $3m, R21m was provided in 2007 and the balance of $13m, R92m raised prior to 2007;
•
Reversal of provision relating to other indirect tax previously provided in 2007 of $1m, R7m;
•
Audited and approved VAT claims rejected by the Tanzanian Revenue Authority nil (2007: $3m, R26m);
•
AngloGold Ashanti Brasil Mineração anticipate that the recovery conditions of VAT will not be met and recovered from the
Brazilian Government nil (2007: $5m, R34m).
(2)
Impairment of Red 5 Limited shares of $4m, R29m and Dynasty Gold Corporation shares of $2m, R13m.
(3)
The profit on disposal and abandonment of land, mineral rights, tangible assets and exploration properties includes amongst others the following:
•
In late February 2008, certain North American royalty and production related payment interests of the EI Chante and Marigold projects were sold to Royal Gold for $14m, R110m;
•
On 16 May 2008, AngloGold Ashanti announced that it had completed the transaction with B2Gold Corporation in which
B2Gold Corporation acquired from AngloGold Ashanti, additional interests in certain mineral properties in Colombia. In exchange, B2Gold issued to AngloGold Ashanti, 25 million common shares and 21.4 million common share purchase warrants in B2Gold $33m, R225m;
•
Recognition of deferred proceeds $8m, R61m relating to the disposal of the La Rescatada Project situated in South America to
Aruntani SAC;
•
On 23 August 2006, AngloGold Ashanti Limited announced that it had entered into an agreement with Central African Gold plc
(CAG) to sell its entire business undertaking for $40m, R280m, related to the Bibiani mine and Bibiani North prospecting permit and to transfer all assets, including all of Bibiani's employees, fixed mining and non-mining assets, inventory, trade debtors and intellectual property as well as the Bibiani lease and the North prospecting license, and procure the cessation and delegation of all contracts related to Bibiani to CAG. The delivery of the North lease permit valued at $4m, R28m was not concluded at
31 December 2006, consequently during 2006 only proceeds of $36m, R253m were recognised, resulting in a profit of $25m,
R173m. The North lease permit was delivered during 2007 resulting in recognition of proceeds and profits of $4m, R31m;
•
Sundry (loss) profit on disposal and abandonment of land, mineral rights, tangible assets and exploration properties amounted to ($3m), (R15m) (2007: $6m, R48m).
(4)
On 27 June 2008, AngloGold Ashanti Limited sold its 50% interest in Nufcor International Limited, a London-based uranium marketing, trading and advisory business to Constellation Energy Commodities Group for net proceeds of $48m, R382m and realised a profit of $2m, R14m.
Group Annual Financial Statements 2008
Annual Report 2008

Restated
Restated
2007               2008
Figures in million                                                                                        2007
2007
SA Rands
US Dollars
7
FINANCE COSTS AND UNWINDING OF OBLIGATIONS
353 417 Finance costs on convertible bonds
(1)
51 50
214 141 Finance costs on corporate bond
(1)
18 31
125 403 Finance costs on bank loans and overdrafts
(1)
49 18
30 10 Discounting of long-term trade and other receivables 1 4
22 27 Finance lease charges 3 3
17 32 Other 4 3
761 1,030 126 109
(68) (263) Amounts capitalised (note 16) (32) (10)
693 767 94 99
81 79 Unwinding of decommissioning obligation (note 29) 10 11
69 79 Unwinding of restoration obligation (note 29) 10 10
2 1 Unwinding of other provisions (note 29) – –
845 926 (note 34) 114 120
(1)
Finance costs have been determined using the effective
interest rate method.
8
SHARE OF EQUITY ACCOUNTED INVESTMENTS’
(LOSS) PROFIT
2,071 1,677 Revenue 199 295
(1,269) (2,025) Operating expenses (244) (180)
802 (348) Gross (loss) profit (45) 115
(55) 30 Operating special item (note 14) 3 (8)
(42) (26) Finance costs (3) (6)
705 (344) (Loss) profit before taxation (45) 101
(304) (444) Taxation (54) (43)
401 (788) (Loss) profit after taxation (99) 58
(161) (389) Impairment (note 14)
(1)
(39) (23)
240 (1,177) (note 34) (138) 35
(1)
In 2008, the Trans-Siberian Gold plc, Morila Limited, AGA-
Polymetal Strategic Alliance and the Margaret Water
Company investments were impaired. The impairment tests
considered the investment's fair value and anticipated
future cash flows. Impairments of $44m, R440m
(2007: $23m, R161m) were recorded. Deferred taxation on
impairments amounts to $5m, R51m (2007: nil).
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

Restated
Restated
2007                 2008
Figures in million                                                                                       2008
2007
SA Rands
US Dollars
9
LOSS BEFORE TAXATION
Loss before taxation is arrived at after taking account of:
Auditors' remuneration
37 49 – audit fees 6 5
18 (1) – (over) under provision prior year – 3
12 13 – other assurance services 1 2
67 61 7 10
Amortisation of tangible assets
3,962 4,591 – owned assets 556 564
18 29 – leased assets 4 3
3,980 4,620 (notes 4, 16 and 34) 560 567
56 129 Grants for educational and community development 16 8
359 243 Operating lease charges 30 51
10 EMPLOYEE BENEFITS
Employee benefits including executive directors' salaries
5,602 6,823 and other benefits 826 797
Health care and medical scheme costs
393 438 – current medical expenses 53 56
94 94 – defined benefit post-retirement medical expenses 12 13
Pension and provident plan costs
355 403 – defined contribution 49 51
(19) (24) – defined benefit pension plan (3) (3)
131 72 Retrenchment costs (note 4) 9 19
231 329 Share-based payment expense (note 11) 40 33
Included in cost of sales, other operating expenses,
operating special items and corporate administration
6,787 8,135 and other expenses 986 966
Actuarial defined benefit plan expense analysis
Defined benefit post-retirement medical
6 6 – current service cost 1 1
92 91 – interest cost 11 13
(4) (3) – expected return on plan assets – (1)
94 94 12 13
Defined benefit pension plan
47 49 – current service cost 6 7
125 144 – interest cost 17 18
(191) (217) – expected return on plan assets (26) (28)
(19) (24) (3) (3)
Actual return on plan assets
191 (62) – defined benefit pension and medical plans (8) 27
Refer to the Remuneration report for details of directors’
emoluments.
Group Annual Financial Statements 2008
Annual Report 2008

Restated
Restated
2007                2008
Figures in million                                                                                       2008
2007
SA Rands
US Dollars
11 SHARE-BASED PAYMENTS
Share incentive schemes
No new share incentive schemes were approved by the
shareholders of AngloGold Ashanti Limited during the
current financial year. New awards were made under the
existing BSP and LTIP plans. ESOP awards that were
surrendered by participants during the year were re-issued
to new employees. The total cost relating to share
incentive schemes was $43m, R355m (2007: $33m,
R231m) and is made up as follows:
64
59
Employee Share Ownership Plan (ESOP) – Free shares
7
9
Employee Share Ownership Plan (ESOP) – E ordinary
64
57
shares to employees
7
9
Employee Share Ownership Plan (ESOP) – Rights offer
–
50
to employees
6
–
70
117
Bonus Share Plan (BSP)
14
10
11
46
Long-Term Incentive Plan (LTIP)
6
2
Performance-related share-based remuneration scheme
23
–
(PRO) – 1 November 2004
–
3
232
329
Total employee compensation cost
40
33
Employee compensation cost related to equity accounted
(1)
–
joint ventures
–
–
Total employee compensation cost excluding equity
231
329
accounted joint ventures (Note 10)
40
33
Rights offer to Izingwe Holdings (Proprietary) Limited
–
26
(Izingwe)
3
–
231
355
Total share incentive scheme cost
43
33
Included in:
133
176
– cost of sales
21
19
98
103
– corporate administration and other expenses
13
14
–
76
– operating special items (note 6)
9
–
231
355
43
33
Employee Share Ownership Plan (ESOP)
On 12 December 2006, AngloGold Ashanti Limited announced the finalisation of the Bokamoso Employee Share Ownership Plan
(Bokamoso ESOP) with the National Union of Mineworkers, Solidarity and United Association of South Africa. The Bokamoso ESOP
creates an opportunity for AngloGold Ashanti Limited and the unions to ensure a closer alignment of the interest between South
African-based employees and the company, and the seeking of shared growth solutions to build partnerships in areas of shared interest. Participation is restricted to those employees not eligible for participation in any other South African Share Incentive Plan.
The company also undertook an empowerment transaction with a Black Economic Empowerment investment vehicle, Izingwe in 2006.
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

11 SHARE-BASED PAYMENTS (CONTINUED)
Employee Share Ownership Plan (ESOP) (continued)
In order to facilitate this transaction the company established a trust to acquire and administer the ESOP shares. AngloGold
Ashanti Limited allotted and issued free ordinary shares to the trust and also created, allotted and issued E ordinary shares to the trust for the benefit of employees. The company also created, allotted and issued E ordinary shares to Izingwe. The key terms of the E ordinary shares are:
•
AngloGold Ashanti Limited will have the right to cancel the E ordinary shares, or a portion of them, in accordance with the
ESOP and Izingwe cancellation formulae, respectively;
•
the E ordinary shares will not be listed;
•
the E ordinary shares which are not cancelled will be converted into ordinary shares; and
•
the E ordinary shares will each be entitled to receive a dividend equal to one-half of the dividend per ordinary share declared by the company from time to time and a further one half is included in the strike price calculation.
The award of free ordinary shares to employees
The fair value of each free share awarded on 1 November 2008 is R188.48 (2007: R305.99; 2006: R320.00). The fair value is equal to the market value at the date-of-grant. Dividends declared and paid to the trust will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. An equal number of shares vests in 2009 and each subsequent year up to the expiry date of 1 November 2013.
Accordingly, for the awards issued, the following information is available:
Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares
Figures in million
price
SA Rands 2007
SA Rands 2008
928,590 – Awards outstanding at beginning of year
910,260                     –
77,490 – Awards granted during the year
57,442                     –
(49,230) – Awards lapsed during the year (54,292) –
(46,590) – Awards exercised during the year (57,761) –
910,260 – Awards outstanding at end of year
855,649                     –
– – Awards exercisable at end of year
–                     –
Up to 31 December 2008, the rights to a total of 54,292 (2007: 49,230) shares were surrendered by the participants. A total of 57,761 (2007: 46,590) shares were allotted to deceased, retired or retrenched employees. The income statement charge for the year was $7m, R59m (2007: $9m, R64m).
The company awarded the right to acquire approximately one AngloGold Ashanti ordinary share for every four free ordinary shares held during the rights offer finalised in July 2008. The benefit to employees was in terms of the anti-dilution clause of the original grant, therefore no additional compensation cost was recognised.
The award of E ordinary shares to employees
The average fair value of the E ordinary shares awarded to employees on 1 November 2008 was R13.40 per share (2007: R79.00;
2006: R105.00). Dividends declared in respect of the E ordinary shares will firstly be allocated to cover administration expenses of the trust, whereafter they will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. At each anniversary over a five year period commencing on the third anniversary of the original 2006 award, the company will cancel the relevant number of E ordinary shares as stipulated by a cancellation formula. Any E ordinary shares remaining in that tranche will be converted to ordinary shares for the benefit of employees. All unexercised awards will be cancelled on 1 May 2014.
Group Annual Financial Statements 2008
Annual Report 2008

11 SHARE-BASED PAYMENTS (CONTINUED)
The award of E ordinary shares to employees (continued)
Accordingly, for the E ordinary shares issued, the following information is available:
Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares            prices
Figures in million                                                                              shares
price
SA Rands 2007
SA Rands 2008
2,785,770 289.00 Awards outstanding at beginning of year
2,730,780            307.49
232,470 307.13 Awards granted during the year
172,354            323.89
(147,690) 296.97 Awards lapsed during the year (162,904) 315.82
– – Awards cancelled during the year (162,363) 317.93
(139,770) 298.15 Awards converted during the year (10,926) 310.36
2,730,780 307.49 Awards outstanding at end of year
2,566,941           327.15
The weighted average exercise price is calculated as the initial grant price of R288.00 plus an interest factor less dividend apportionment. This value will change on a monthly basis, to take account of employees leaving the company and those shares being reissued to new employees. The income statement charge for the year was $7m, R57m (2007: $9m, R64m).
Up to 31 December 2008, the rights to a total of 162,904 (2007: 147,690) shares were surrendered by participants. A total of
10,926 (2007: 139,770) shares were allotted to deceased, retired or retrenched employees. A total of 162,363 (2007: nil) shares were cancelled as the result of the exercise price exceeding the share price on conversion date.
In addition to the above share scheme expenses relating to the Bokamoso ESOP plan, the company awarded the right to acquire approximately one AngloGold Ashanti ordinary share for every four E ordinary shares held during the rights offer finalised in July
2008. The benefit to employees were in excess of the anti-dilution clause of the original grant, therefore additional compensation cost was recognised. The fair value at grant date of these rights awarded to Bokamoso was calculated at R76.05. The income statement charge relating to the rights offer to Bokamoso participants was $6m, R50m. As the rights were issued as fully vested, the expense was recorded immediately.
The award of E ordinary shares to Izingwe
The average fair value of the E ordinary shares granted to Izingwe on 13 December 2006 was R90.00 per share. Dividends declared in respect of the E ordinary shares will accrue and be paid to Izingwe, pro rata to the number of shares allocated to them. At each anniversary over a five year period commencing on the third anniversary of the award, Izingwe has a six month at the end of the six month period, the cancellation formula will be applied automatically.
Accordingly, for the awards issued, the following information is available:
Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares              price
Figures in million                                                                              shares
price
SA Rands 2007
SA Rands 2008
1,400,000 289.00 E ordinary shares outstanding at beginning of year
1,400,000           307.49
– – E ordinary shares granted during the year
–                   –
– – E ordinary shares cancelled during the year
–                   –
– – E ordinary shares converted during the year
–                   –
1,400,000 307.49 E ordinary shares outstanding at end of year
1,400,000           327.15
The weighted average exercise price is calculated as the initial grant price of R288.00 per share plus an interest factor less dividend apportionment. There was no income statement charge for the year as the full amount was expensed in 2006
(2006: $19m, R131m).
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

E ordinary shares remaining in that tranche will be converted to ordinary shares for the benefit of Izingwe. If no instruction is received period to instruct the company to cancel the relevant number of E ordinary shares as stipulated by a cancellation formula. Any

11 SHARE-BASED PAYMENTS (CONTINUED)
The award of E ordinary shares to Izingwe (continued)
In addition to the above share scheme expenses relating to the Izingwe BEE plan, the company awarded the right to acquire approximately one AngloGold Ashanti ordinary share for every four E ordinary shares held during the rights offer finalised in
July 2008. The benefit to Izingwe was in excess of the anti-dilution clause of the original grant, therefore additional cost was recognised. The fair value at grant date of these rights awarded to Izingwe was calculated at R76.05. The income statement charge relating to the rights offer to Izingwe was $3m, R26m. As the rights were issued as fully vested, the expense was recorded immediately.
The fair value of each share granted for the ESOP and Izingwe schemes was estimated on the date of grant using the Black-
Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and share price volatility. Expected volatility is based on the historical volatility of our shares. These estimates involve inherent uncertainties and the application of management judgement. In addition, we are required to estimate the expected forfeiture rate and only recognise expenses for those options expected to vest. As a result, if other assumptions had been used, our recorded share-based compensation expense could have been different from that reported.
The Black-Scholes option-pricing model used the following assumptions, at grant date:
2006
2007
2008
Risk-free interest rate
7.00%
7.00%
7.00%
Dividend yield
2.30%
2.06%
1.39%
Volatility factor of market share price
36.00%
33.00%
35.00%
Bonus Share Plan (BSP)
The BSP is intended to provide effective incentives to eligible employees. An eligible employee is one who devotes substantially the whole of his working time to the business of AngloGold Ashanti Limited, any subsidiary of AngloGold Ashanti Limited or a company under the control of AngloGold Ashanti Limited, unless the board of directors (the board) excludes such a company.
An award in terms of the BSP may be made at any date at the discretion of the board, the only vesting condition being three years' service for awards granted prior to 2008. For all BSP awards granted from 2008, 40% will vest after one year and the remaining 60% will vest after two years. An additional 20% of the original award will be granted to employees if the full award remains unexercised after three years.
The board is required to determine a BSP award value and this will be converted to a share amount based on the closing price of AngloGold Ashanti Limited's shares on the JSE on the last business day prior to the date of grant. The AngloGold Ashanti
Limited's Remuneration Committee has at their discretion, the right to pay dividends, or dividend equivalents, to the participants of the BSP. Having no history of any discretionary dividend payments, the fair value includes dividends and was used to determine the income statement expense. The fair value is equal to the award value determined by the board.
Additional BSP awards were made to all scheme participants as a result of the rights offer made to ordinary shareholders. The award was made in terms of the anti-dilution clause of the original grant. Employees did therefore not receive any benefit in excess of the original grant value and no additional compensation cost was recognised.
Accordingly, for the awards made, the following information is available:
Award date
2005
2006
2007
2008
Calculated fair value
R197.50
R308.00
R322.00
R267.05
Vesting date
4 May 2008
8 Mar 2009
1 Jan 2010
1 Jan 2011
Expiry date
3 May 2015
7 Mar 2016      31 Dec 2016     31 Dec 2017
Group Annual Financial Statements 2008
Annual Report 2008

11 SHARE-BASED PAYMENTS (CONTINUED)
Bonus Share Plan (BSP) (continued)
Accordingly, for the awards issued, the following information is available:
Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares              price
Figures in million                                                                              shares
price
SA Rands 2007
SA Rands 2008
480,585
–
Awards outstanding at beginning of year
685,668                      –
296,495
–
Awards granted during the year
389,973                      –
–
–
Awards granted as a result of rights offer
75,103                      –
(50,704)
–
Awards lapsed during the year
(90,259)
–
(40,708)
–
Awards exercised during the year
(115,458)
–
685,668
–
Awards outstanding at end of year
945,027                     –
–
–
Awards exercisable at end of year
136,371                     –
Up to 31 December 2008, the rights to a total of 90,259 (2007: 50,704) shares were surrendered by the participants. A total of
37,479 (2007: 40,708) shares were allotted to deceased, retired or retrenched employees.
The income statement charge for the year was $14m, R117m (2007: $10m, R70m).
Long-Term Incentive Plan (LTIP)
The LTIP is an equity settled share-based payment arrangement, intended to provide effective incentives for executives to earn shares in the company based on the achievement of stretched company performance conditions. Participation in the LTIP will be offered to executive directors, executive officers/management and selected members of senior management of participating companies. Participating companies include AngloGold Ashanti Limited, any subsidiary of AngloGold Ashanti Limited or a company under the control of AngloGold Ashanti Limited, unless the board excludes such a company.
An award in terms of the LTIP may be granted at any date during the year that the board of AngloGold Ashanti Limited determine and may even be more than once a year. The board is required to determine an LTIP award value and this will be converted to a share amount based on the closing price of AngloGold Ashanti Limited's shares on the JSE on the last business day prior to the date of grant. AngloGold Ashanti Limited's Remuneration Committee has at their discretion the right to pay dividends, or dividend equivalents to the participants of the LTIP. Having no history of any discretionary dividend payments, the fair value includes dividends and was used to determine the income statement expense. The fair value is equal to the award value as determined by the board.
The main performance conditions in terms of the LTIP issued in 2005 are:
•
up to 40% of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparative gold-producing companies;
•
up to 40% of an award will be determined by real growth (above US inflation) in adjusted earnings per share over the performance period;
•
up to 20% of an award will be dependent on the achievement of strategic performance measures which will be set by the
Remuneration Committee; and
•
three-years’ service is required.
The main performance conditions in terms of the LTIP issued in 2007 and 2006 are:
•
up to 40% of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparative gold-producing companies;
•
up to 30% of an award will be determined by adjusted earnings per share compared to planned adjusted earnings per share over the performance period;
•
up to 30% of an award will be dependent on the achievement of strategic performance measures which will be set by the
Remuneration Committee; and
•
three-years’ service is required.
Group
notes to the financial statements  For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

11 SHARE-BASED PAYMENTS (CONTINUED)
Long-Term Incentive Plan (LTIP) (continued)
The main performance conditions in terms of the LTIP issued in 2008 are:
•
Up to 30% of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparative gold-producing companies;
•
Up to 30% of an award will be determined by real growth (above US inflation) in adjusted earnings per share over the performance period;
•
Up to 40% of an award will be dependent on the achievement of strategic performance measures which will be set by the
Remuneration Committee; and
•
Three-years’ service is required.
Additional LTIP awards were made to all scheme participants as a result of the rights offer made to ordinary shareholders. The award was made in terms of the anti-dilution clause of the original grant. Employees did therefore not receive any benefit in excess of the original grant value and no additional compensation cost was recognised.
Accordingly, for the awards made, the following information is available:
Award date
2005
2006
2007
2008
Calculated fair value R197.50 R327.00 R322.00 R267.05
Vesting date 4 May 2008 1 Aug 2009 1 Jan 2010 1 Jan 2011
Expiry date 3 May 2015
31 Jul 2016     31 Dec 2016     31 Dec 2017
Accordingly, for the awards made, the following information is available:
Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares               price
Figures in million                                                                                   shares
price
SA Rands 2007
SA Rands 2008
660,175 – Awards outstanding at beginning of year
783,425                       –
321,664 – Awards granted during the year
497,343                       –
– – Awards granted as a result of rights offer
74,988                       –
(198,414) – Awards lapsed during the year (321,668) –
– – Awards exercised during the year (43,643) –
783,425 – Awards outstanding at end of year
990,445                       –
– – Awards exercisable at end of year
64,560                       –
The income statement charge for the year was $6m, R46m (2007: $2m, R11m).
Performance-related share-based remuneration scheme – 1 May 2003
The options, if vested, may be exercised at the end of a three-year period commencing 1 May 2003. The share options were granted at an exercise price of R221.90. The performance condition applicable to these options was that the US dollar EPS must increase by at least 6% in real terms, after inflation, over the next three years, in order to vest. As none of the performance criteria were met, in the initial three years, the grantor decided to roll the scheme forward on a 'roll over reset' basis, in February 2006, to be reviewed annually. The performance criteria of these options was achieved during 2006. The remaining weighted average contractual life of the options granted is 4.33 years. An employee would only be able to exercise his options after the date upon which he receives written notification from the directors that the previously specified performance criteria have been fulfilled.
As a result of the rights offer to ordinary shareholders, finalised during July 2008, additional options were awarded to existing option holders in terms of the anti-dilution provision of the original grant. As the employees did not receive any benefit in excess of the original grant value, no additional compensation cost was recognised. Approximately one option was awarded for every four held at an exercise price of R194.00.
Group Annual Financial Statements 2008
Annual Report 2008

11 SHARE-BASED PAYMENTS (CONTINUED)
Performance-related share-based remuneration scheme – 1 May 2003 (continued)
Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares              price
Figures in million                                                                              shares
price
SA Rands 2007
SA Rands 2008
885,900
221.90
Options outstanding at beginning of year
449,900            221.90
–
–
Options granted as a result of rights offer
83,324            194.00
(21,400)
221.90
Options lapsed during the year
(16,633)
218.63
(414,600)
221.90
Options exercised during the year
(132,800)
220.69
–
–
Options expired during the year
–                    –
449,900
221.90
Options outstanding at end of year
383,791            216.48
449,900
221.90
Options exercisable at end of year
383,791            216.48
There was no income statement charge for the year, as the total compensation cost was expensed up to the date of vesting in 2006 (2006: $10m, R69m).
Performance-related share-based remuneration scheme – 1 November 2004
The options, if vested, may be exercised at the end of a three-year period commencing 1 November 2004. The share options were granted at an exercise price of R228.00. The performance condition applicable to these options was that US dollar EPS must increase from the 2004 year by at least 6% in real terms, i.e. after inflation, over the following three years in order to vest.
The performance criteria was met during 2006. The remaining weighted average contractual life of options granted is 5.83 years.
An employee would only be able to exercise his options after the date upon which he has received written notification from the directors that the previously specified performance criteria have been fulfilled.
As a result of the rights offer to ordinary shareholders, finalised during July 2008, additional options were awarded to existing option holders in terms of the anti-dilution provision of the original grant. As the employees did not receive any benefit in excess of the original grant value, no additional compensation cost was recognised. Approximately one option was awarded for every four held at an exercise price of R194.00.
Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares              price
Figures in million                                                                              shares
price
SA Rands 2007
SA Rands 2008
911,400
228.00
Options outstanding at beginning of year
672,900            228.00
–
–
Options granted as a result of rights offer
131,348            194.00
(40,526)
228.00
Options lapsed during the year
(80,886)
221.26
(197,974)
228.00
Options exercised during the year
(174,656)
226.09
–
–
Options expired during the year
–                    –
672,900
228.00
Options outstanding at end of year
548,706            221.33
672,900
228.00
Options exercisable at end of year
548,706            221.33
There was no income statement charge for the year as the total compensation cost was expensed up to the date of vesting in 2007 (2007: $3m, R23m).
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

11 SHARE-BASED PAYMENTS (CONTINUED)
There are currently two share incentive schemes that fall outside the transitional provisions of IFRS 2, as the options were granted prior to 7 November 2002. The details of these schemes are as follows:
Performance-related share-based remuneration scheme – 1 May 2002
The share options were granted at an exercise price of R299.50 per share. The performance condition applicable to these options was that US dollar EPS must increase by 7.5% for each of the three succeeding years. On 24 December 2002, AngloGold
Ashanti Limited underwent a share split on a 2:1 basis therefore the EPS target was reduced accordingly. As none of the performance criteria was met, in the initial three years, the grantor decided to roll the scheme forward on a 'roll over reset' basis, to be reviewed annually. The performance criteria of these options were achieved during 2006. The remaining weighted average contractual life of options granted is 3.33 years. An employee would only be able to exercise his options after the date upon which he receives written notification from the directors that the previously specified performance criteria have been fulfilled.
As a result of the rights offer to ordinary shareholders, finalised during July 2008, additional options were awarded to existing option holders in terms of the anti-dilution provision of the original grant. As the employees did not receive any benefit in excess of the original grant value, no additional compensation cost was recognised. Approximately one option was awarded for every four held at an exercise price of R194.00.
Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares               price
Figures in million                                                                                   shares
price
SA Rands 2007
SA Rands 2008
788,500 299.50 Options outstanding at beginning of year
515,400              299.50
– – Options granted as a result of rights offer
98,410              194.00
(23,400) 299.50 Options lapsed during the year (78,819) 294.25
(249,700) 299.50 Options exercised during the year (77,655) 288.11
– – Options expired during the year
–                   –
515,400 299.50 Options outstanding at end of year
457,336             279.64
515,400 299.50 Options exercisable at end of year
457,336             279.64
Time-related share-based remuneration scheme – granted up to 30 April 2002
Except where the directors at their sole and absolute discretion decide otherwise, a grantee may not exercise his options until after the lapse of a period calculated from the date on which the option was granted. The remaining weighted average contractual life of options granted is 1.74 years. The period in which and the extent to which the options vest and may be exercised are as follows:
•
after two years – up to 20% of options granted
•
after three years – up to 40% of options granted
•
after four years – up to 60% of options granted
•
after five years – up to 100% of options granted
As a result of the rights offer to ordinary shareholders, finalised during July 2008, additional options were awarded to existing option holders in terms of the anti-dilution provision of the original grant. As the employees did not receive any benefit in excess of the original grant value, no additional compensation cost was recognised. Approximately one option was awarded for every four held at an exercise price of R194.00.
Group Annual Financial Statements 2008
Annual Report 2008

11 SHARE-BASED PAYMENTS (CONTINUED)
Time-related share-based remuneration scheme – granted up to 30 April 2002 (continued)
Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares               price
Figures in million                                                                                  shares
price
SA Rands 2007
SA Rands 2008
473,260
125.82
Options outstanding at beginning of year
206,960              124.69
–
–
Options granted as a result of rights offer
41,806              194.00
–
–
Options lapsed during the year
(3,942)
194.00
(266,300)
125.89
Options exercised during the year
(128,333)
124.68
–
–
Options expired during the year
–                   –
206,960
124.69
Options outstanding at end of year
116,491              139.82
206,960
124.69
Options exercisable at end of year
116,491              139.82
No grants were made with respect to the time related scheme options and performance related options since 2005. The options granted during the year, as a result of the rights offer, carry no additional accounting charge. The value of each option granted during 2002, 2003 and 2004 is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and share price volatility. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behaviour. Expected volatility is based on the historical volatility of our shares. These estimates involve inherent uncertainties and the application of management's judgement. In addition, we are required to estimate the expected forfeiture rate and only recognise expense for those options expected to vest. As a result, if other assumptions had been used, the recorded share-based compensation expense could have been different from that reported.
The Black-Scholes option-pricing model used the following assumptions, at grant date:
2002
2003
2004
Risk-free interest rate
11.00%
11.00%
8.18%
Dividend yield
4.27%
4.27%
2.27%
Volatility factor of market share price
0.390
0.390
0.300
Weighted average expected life
7 years
7 years
7 years
Calculated fair value
R100.20
R77.76
R94.65
Restated
Restated
2007                  2008
Figures in million                                                                                      2008
2007
SA Rands
US Dollars
12 TAXATION
South African taxation
371
–
Mining tax
(1)
–
55
212
85
Non-mining tax
(2)
12
29
47
42
Under provision prior year
6
6
Deferred taxation:
285
(161)
Temporary differences
(3)
(30)
41
Unrealised non-hedge derivatives and other
(634)
841
commodity contracts
89
(93)
57
62
Change in estimated deferred tax rate
(4)
6
8
–
(70)
Change in statutory tax rate
(5)
(9)
–
338
799
74
46
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

Group Annual Financial Statements 2008
Annual Report 2008

Restated
Restated
2007                  2008
Figures in million                                                                                            2008
2007
SA Rands
US Dollars
12 TAXATION (CONTINUED)
Foreign taxation
726 651 Normal taxation
(1)
79 103
(25) (41) Over provision prior year (5) (4)
Deferred taxation:
(258) (3,747) Temporary differences
(3)
(372) (37)
Unrealised non-hedge derivatives and other
(47) 259 commodity contracts 27 (7)
396 (2,878) (271) 55
734 (2,079) (197) 101
Tax reconciliation
A reconciliation of the effective tax rate charged in the
income statement to the prevailing corporate tax rate is set out in the following table:
% % % %
(22) 12 Effective tax rate 14 (19)
Disallowable items:
59 8 Derivative losses 12 53
(3) 2 Share of equity accounted investments’ profit 4 (2)
5 (2) Other (2) 5
(3) 8 Foreign income tax allowances and rate differentials 8 (2)
(4) (1) Current tax assets previously unrecognised (1) (4)
7 1 Current unrecognised tax assets 1 6
2 – Change in estimated deferred tax rate
(4)
(1) 1
1 – Prior year under provision – 1
(5) 7 Other – (2)
37 35 Estimated corporate tax rate
(5)
35 37
(1)
Included in South African mining taxation is tax on the disposal of tangible assets of nil (2007: $3m, R21m). There is no mining tax charge in 2008 as the mining income was primarily offset by the non-mining losses from the accelerated non-hedge derivative close-
outs. Included in normal foreign taxation is tax on the disposal of tangible assets of $1m, R10m (2007: $3m, R19m) (note 14).
(2)
In South Africa, non-mining income is taxed at the higher non-mining tax rate of 35% (2007: 37%) as the company has elected to be exempt from STC. Companies who elect to be subject to STC are taxed at the lower company tax rate of 28% (2007: 29%) for non-
mining taxation purposes.
(3)
Included in temporary differences in South African taxation is a tax credit on the impairment and disposal of tangible assets of $8m,
R75m (2007: tax charge $1m, R6m). Included in temporary differences of foreign taxation is a tax credit on the impairment and disposal of tangible assets of $387m, R3,840m (2007: $4m, R24m) (note 14).
(4)
In South Africa the mining operations are taxed on a variable rate that increases as profitability increases. The tax rate used to calculate deferred tax is based on the group's current estimate of future profitability when temporary differences will reverse. Depending on the profitability of the operations, the tax rate can consequently be significantly different from year to year. The change in the estimated deferred tax rate at which the temporary differences will reverse amounts to $6m, R62m (2007: $8m, R57m).
(5)
Mining tax on mining income in South Africa is determined according to a formula based on profit and revenue from mining operations.
The company has elected to be exempt from STC and is taxed at a higher rate of company tax for mining and non-mining income tax purposes.
All mining capital expenditure is deducted to the extent that it does not result in an assessed loss and depreciation is ignored when calculating the South African mining income. Capital expenditure not deducted from mining income is carried forward as unredeemed capital to be deducted from future mining income. South Africa operates under two tax paying operations, Vaal River Operation and
West Wits Operation. Under ring-fencing legislation, each operation is treated separately and deductions can only be utilised against income generated by the relevant tax operation.
The formula for determining the South African mining tax rate is:
Y = 43 – 215/X (2007: Y = 45 – 225/X)
where Y is the percentage rate of tax payable and X is the ratio of mining profit net of any redeemable capital expenditure to mining revenue expressed as a percentage.

Restated
Restated
2007                 2008
Figures in million                                                                                           2008
2007
SA Rands
US Dollars
12 TAXATION (CONTINUED)
Unrecognised tax losses
Unrecognised tax losses of the US operations which are
1,692
3,204
available for offset against future profits earned in the USA
339
248
Unrecognised tax losses of the Australian operations
which are available for offset against future capital gains
–
1,741
in Australia
184
–
1,692
4,945
523
248
Analysis of tax losses
Tax losses available to be used against future profits
8
–
– utilisation required within one year
–
1
–
1,240
– utilisation required between two and five years
131
–
1,684
3,705
– utilisation in excess of five years
392
247
1,692
4,945
523
248
Unrecognised tax losses utilised
191
–
Assessed losses utilised during the year
–
28
13 DISCONTINUED OPERATIONS
The Ergo reclamation surface operation, which formed part
of the South African operations and was included under
South Africa for segmental reporting, reached the end of
its useful life on 1 February 2005 and mining operations
ceased on 31 March 2005. The site restoration activities
continued after the mining operation was discontinued.
On 8 June 2007, AngloGold Ashanti sold the remaining
assets of Ergo, the surface reclamation operation east of
Johannesburg, to a consortium of Mintails South Africa (Pty)
Limited/DRD South African Operations (Pty) Limited. The
Competition Commissioner approved the transaction on
5 May 2008 without conditions. One of the main resolutive
conditions of the sale agreement which is still outstanding, is the consent by the Minister of the cession of the mining
rights from AngloGold Ashanti to ERGO Mining (Pty) Limited
currently owned by Mintails South Africa (Pty) Limited and
DRD South African Operations (Pty) Limited. The
environmental rehabilitation liability remains with AngloGold
Ashanti until all the resolutive sale conditions have been met.
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

Restated
Restated
2007                  2008
Figures in million                                                                                           2008
2007
SA Rands
US Dollars
13 DISCONTINUED OPERATIONS (CONTINUED)
The results of Ergo are presented below:
5 – Gold income – 1
(22) (49) Cost of sales (6) (3)
37 32 Reversal of environmental provision 4 5
20 (17) Gross (loss) profit (2) 3
10 9 Other income 1 2
30 (8) (Loss) profit before taxation (1) 5
(2) (17) Normal taxation (note 33) (2) –
(21) (1) Deferred taxation (note 31) – (4)
7 (26) Net (loss) profit after taxation (3) 1
– 218 Profit on disposal of assets (note 14) 27 –
– 6 Deferred taxation (notes 14 and 31) 1 –
– 224 28 –
7 198 Profit from discontinued operations 25 1
SA Cents
US Cents
14 EARNINGS PER ORDINARY SHARE
Basic (loss) profit per ordinary share
(1,519) (5,140) – Continuing operations (385) (237)
The calculation of basic loss per ordinary share is based on losses attributable to equity shareholders of $1,220m,
R16,303m (2007 losses of: $669m, R4,276m) and
317,203,948 (2007: 281,455,107) shares being the
weighted average number of ordinary shares in issue
during the financial year.
3
63                    – Discontinued operations
8 –
The calculation of basic profit per ordinary share is based
on profits attributable to equity shareholders of $25m,
R198m (2007 profits of: $1m, R7m) and 317,203,948
(2007: 281,455,107) shares being the weighted average
number of ordinary shares in issue during the financial year.
Diluted (loss) profit per ordinary share
(1,519) (5,140) – Continuing operations (385) (237)
The calculation of diluted loss per ordinary share is based
on losses attributable to equity shareholders of $1,220m,
R16,303m (2007 losses of: $669m, R4,276m) and
317,203,948 (2007: 281,455,107) shares being the diluted
number of ordinary shares. In 2007 and 2008, no
adjustment was made since the effect is anti-dilutive.
3 63 – Discontinued operations 8 –
The calculation of diluted profit per ordinary share is based on profits attributable to equity shareholders of $25m,
R198m (2007 profits of: $1m, R7m) and 317,203,948
(2007: 281,455,107) shares being the diluted number of
ordinary shares. In 2007 and 2008, no adjustment was
made since the effect is anti-dilutive.
Group Annual Financial Statements 2008
Annual Report 2008

14 EARNINGS PER ORDINARY SHARE (CONTINUED)
2008                 2007
In calculating the diluted number of ordinary shares outstanding for the year, the following were taken into consideration:
Number of shares
Ordinary shares 312,610,124 276,805,309
E ordinary shares
(1)
4,046,364 4,117,815
Fully vested options
(2)
547,460 531,983
Weighted average number of shares 317,203,948 281,455,107
Dilutive potential of share options
(3)
– –
Diluted number of ordinary shares 317,203,948 281,455,107
(1)
As E ordinary shares participate in the profit available to ordinary shareholders, these shares were included in basic earnings per share.
(2)
Employee compensation awards, are included in basic earnings per share from the date that all necessary conditions have been satisfied and it is virtually certain that shares will be issued as a result of employees exercising their options.
(3)
The calculation of diluted earnings per share did not take into account the effect of 872,373 (2007: 575,316) shares, issuable on share awards as the effect of this was anti-dilutive for this period.
The calculation of diluted earnings per share for 2008 did not take into account the effect of 15,384,615 (2007: 15,384,615) shares, issuable upon the exercise of convertible bonds, as the effect of this was anti-dilutive for this period.
Restated
Restated
2007                 2008
Figures in million                                                                                           2008
2007
SA Rands
US Dollars
Headline loss
The loss attributable to equity shareholders was adjusted by the following to arrive at headline loss:
(4,269) (16,105) Loss attributable to equity shareholders (1,195) (668)
6 14,792 Impairment net of reversals of tangible assets (notes 6 and 16) 1,493 1
– 1,080 Impairment of goodwill (notes 6 and 17) 109 –
– 42 Impairment of investments (notes 6 and 19) 6 –
(56) (400) Profit on disposal and abandonment of assets (note 6) (55) (7)
– (14) Profit on disposal of investment in associate (note 6) (2) –
161 389 Impairment of investment in associates (note 8) 39 23
– (30) Profit on disposal of assets in associates (note 8)
(4)
(3) –
Taxation on items above
40 10 – current portion (note 12) 1 6
(18) (3,915) – deferred portion (note 12) (395) (3)
– (218) Profit on disposal of discontinued assets (note 13) (27) –
– (6) Discontinued operations taxation on item above (note 13) (1) –
(4,136) (4,375) Headline loss (30) (648)
Cents per share
Headline loss removes items of a capital nature from the
calculation of earnings per share, calculated in accordance
with Circular 8/2007 issued by the South African Institute of
Chartered Accountants (SAICA).
The calculation of headline loss per ordinary share is based on headline losses of $30m, R4,375m (2007: $648m, R4,136m)
and 317,203,948 (2007: 281,455,107) shares being the
weighted average number of ordinary shares in issue during
(1,470) (1,379) the year. (9) (230)
(4)
In 2007, the indirect taxes incurred in the Mali region have not been added back for headline loss.
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

Restated
Restated
2007                     2008
Figures in million                                                                                            2008
2007
SA Rands
US Dollars
15 DIVIDENDS
Ordinary shares
No. 101 of 240 SA cents per ordinary share was declared
on 12 February 2007 and paid on 16 March 2007
664 – (32 US cents per share). – 90
No. 102 of 90 SA cents per ordinary share was declared
on 30 July 2007 and paid on 31 August 2007
249 – (12 US cents per share). – 34
No. 103 of 53 SA cents per ordinary share was declared
on 6 February 2008 and paid on 7 March 2008
– 147 (7 US cents per share). 18 –
No. 104 of 50 SA cents per ordinary share was declared
on 30 July 2008 and paid on 29 August 2008
– 175 (6 US cents per share). 23 –
No. E1 of 120 SA cents per E ordinary share was declared
on 12 February 2007 and paid on 16 March 2007
4 – (16 US cents per share). – 1
No. E2 of 45 SA cents per E ordinary share was declared
on 30 July 2007 and paid on 31 August 2007
2 – (6 US cents per share). – –
No. E3 of 26.5 SA cents per E ordinary share was
declared on 6 February 2008 and paid on 7 March 2008
– 1 (4 US cents per share). – –
No. E4 of 25 SA cents per E ordinary share was
declared on 30 July 2008 and paid on 29 August 2008
– 1 (3 US cents per share). – –
919 324 (note 27) 41 125
No. 105 of 50 SA cents per ordinary share was declared
on 6 February 2009 and will be paid on 13 March 2009
(approximately 5 US cents per share). The actual rate of
payment will depend on the exchange rate on the date of
currency conversion.
No. E5 of 25 SA cents per E ordinary share was declared
on 6 February 2009 and will be paid on 13 March 2009
(approximately 2.5 US cents per share). The actual rate of
payment will depend on the exchange rate on the date of
currency conversion.
Group Annual Financial Statements 2008
Annual Report 2008

16 TANGIBLE ASSETS
Mine
Mineral
Exploration
develop-
Mine
rights
and
Land
ment
infra-
and       evaluation
and
Figures in million
costs
structure
dumps
assets
buildings
Total
US Dollars
Cost
Balance at 1 January 2007 (restated)
5,419
2,295
1,079
31
26
8,850
Additions
– project
expenditure
457
19                     –                     –                    –
476
– stay-in-business
expenditure
347
182                     –                     –
36
565
Acquisition of exploration assets
(1)
–                     3                     –
25                     –
28
Disposals
(3)
(11)
–                   (1)
(1)
(16)
Transfers and other movements
(2)
(148)
192                     –                     –                     –
44
Finance costs capitalised (note 7)
10
–
–
–
–
10
Translation
157                   24                   13                     –                     3
197
Balance at 31 December 2007
(restated)
6,239              2,704              1,092
55
64
10,154
Accumulated amortisation
Balance at 1 January 2007 (restated)
1,773
1,062
79
1
–
2,915
Amortisation for the year (notes 4,
9 and 34)
357
193
15
–
2
567
Impairments (notes 6 and 14)
(3)
1                     –                     –                     –                    –                     1
Disposals
(1)
(8)
–                   (1)
–
(10)
Transfers and other movements
(2)
(19)
(3)
–                     –                     –
(22)
Translation
65
14                     3                     –                      –
82
Balance at 31 December 2007
(restated)
2,176              1,258
97
–
2             3,533
Net book value at
31 December 2007 (restated)
4,063
1,446
995                   55                   62
6,621
Cost
Balance at 1 January 2008
6,239              2,704              1,092
55
64
10,154
Additions
– project expenditure
563                   66                    31                    –                     –
660
– stay-in-business expenditure
323
215                     –                      –                    2
540
Disposals
(2)
(17)
–                 (25)
–                 (44)
Transfers and other movements
(2)
(782)
(122)
(19)
–                  (3)
(926)
Finance costs capitalised (note 7)
32                      –                    –                     –                    –
32
Translation
(951)
(221)
(40)
–                 (13)
(1,225)
Balance at 31 December 2008
5,422
2,625
1,064
30
50
9,191
Accumulated amortisation
Balance at 1 January 2008
2,176              1,258
97
–
2              3,533
Amortisation for the year (notes 4,
9 and 34)
358                 187                  13
–
2                560
Impairments (notes 6 and 14)
(3)
683                   26
756                   30                     –
1,495
Impairments reversal (notes 6
and 14)
(4)
(2)
–                     –                     –                    –                   (2)
Disposals
(2)
(12)
–                     –                     –
(14)
Transfers and other movements
(2)
(62)
(111)
9                     –                     –
(164)
Translation
(425)
(121)
(15)
–                   (1)
(562)
Balance at 31 December 2008
2,726
1,227
860
30
3
4,846
Net book value at
31 December 2008
2,696
1,398
204
–
47
4,345
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

Group Annual Financial Statements 2008
Annual Report 2008

16 TANGIBLE ASSETS (CONTINUED)
Mine
Mineral
Exploration
develop-
Mine
rights
and
Land
ment
infra-
and       evaluation
and
Figures in million
costs
structure
dumps
assets
buildings
Total
SA Rands
Cost
Balance at 1 January 2007 (restated)
37,933
16,069
7,557
217
185
61,961
Additions
– project
expenditure
3,209
134                     –                     –                     –
3,343
– stay-in-business
expenditure
2,440
1,276                     –                     –
256
3,972
Acquisition of exploration assets
(1)
–
24                     –
174                     –
198
Disposals
(18)
(80)
(3)
(9)
(4)
(114)
Transfers and other movements
(2)
(1,053)
1,348                     –                     –                     –
295
Finance costs capitalised (note 7)
68
–
–
–
–
68
Translation
(81)
(353)
(120)
(10)
(2)
(566)
Balance at 31 December 2007
(restated)
42,498
18,418
7,434                   372                435
69,157
Accumulated amortisation
Balance at 1 January 2007 (restated)
12,416
7,433
553
6
1
20,409
Amortisation for the year (notes 4,
9 and 34)
2,513
1,353
103
–
11
3,980
Impairments (notes 6 and 14)
(3)
5 1                  –                     –                     –                    6
Disposals
(9)
(51)
–                  (7)
–
(67)
Transfers and other movements
(2)
(130)
(22)
–                    –                      –
(152)
Translation
24                (142)
4
1
(1)              (114)
Balance at 31 December 2007
(restated)
14,819               8,572                660
–
11
24,062
Net book value at
31 December 2007 (restated)
27,679               9,846              6,774                372                 424
45,095
Cost
Balance at 1 January 2008
42,498
18,418
7,434                 372                  435
69,157
Additions
– project expenditure
4,645                  537                259
–
3
5,444
– stay-in-business expenditure
2,664
1,776                     –                     –
12
4,452
Disposals
(14)
(140)
(4)
(205)
(3)
(366)
Transfers and other movements
(2)
(6,452)
(1,008)
(156)
–                  (26)
(7,642)
Finance costs capitalised (note 7)
263                     –                     –                     –                     –
263
Translation
7,665               5,237             2,526                 114
51
15,593
Balance at 31 December 2008
51,269
24,820
10,059
281
472
86,901
Accumulated amortisation
Balance at 1 January 2008
14,819               8,572                660
–
11
24,062
Amortisation for the year (notes 4,
9 and 34)
2,955                1,544               104
–
17              4,620
Impairments (notes 6 and 14)
(3)
6,772                  258
7,494                 291
–
14,815
Impairments reversal (notes 6
and 14)
(4)
(23)
–                     –                    –                      –
(23)
Disposals
(13)
(100)
–                    –                      –
(113)
Transfers and other movements
(2)
(511)
(913)
70                    –                       –
(1,354)
Translation
1,784               2,240             (199)
(13)
1              3,813
Balance at 31 December 2008
25,783
11,601
8,129
278
29
45,820
Net book value at
31 December 2008
25,486
13,219
1,930
3
443
41,081
Included in the amounts above for mine infrastructure are assets held under finance leases with a net book value of $5m, R45m
(2007: $5m, R37m). Included in land and buildings are assets held under finance leases with a net book value of $23m, R218m
(2007: $34m, R235m).

16 TANGIBLE ASSETS (CONTINUED)
The majority of the leased assets are pledged as security for the related finance lease.
No assets are encumbered by project finance.
The weighted average capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation is 8.17%
(2007: 9.75%).
A register containing details of properties is available for inspection by shareholders or their duly authorised agents during business hours at the registered office of the company.
(1)
Exploration assets of nil (2007: $43m, R298m) were acquired from Trans-Siberian Gold plc (TSG).
(2)
In 2008, transfers and other movements comprise amounts from deferred stripping, change in estimates, asset reclassifications and transfers to/from non-current assets held for sale.
Transfers to/from non-current assets held-for-sale comprise:
•
Assets with a net book value of $672m, R6,355m relating to the 33.33% joint venture interest in Boddington Gold Mine were transferred to non-current assets held for sale.
•
Assets with a net book value of $3m, R22m relating to discontinued operations were transferred to non-current assets held for sale and disposed of during 2008.
•
Assets with a net book value of $13m, R100m relating to Weltevreden were transferred from non-current assets held for sale to tangible assets held for use.
In 2007, assets to the value of $15m, R100m were transferred to non-current assets held for sale and were disposed of in
2008 (note 25).
(3)
Impairments include the following:
Restated
Restated
2007                2008
Figures in million                                                                                        2008
2007
SA Rands
US Dollars
South Africa
Due to a change in the mine plan resulting from safety-
related concerns, following seismic activity, a portion of the below 120 level development has been abandoned and
– 159 will not generate future cash flows. 16 –
Tanzania
The impairment is due to a combination of factors such as
the lower forward gold curve price, higher discount rates
and a change in the mine plan revised mainly due to a
reduction in reserves resulting from resource model
changes, grade factors and an increase in the cost of
extraction. As a result, Geita's recoverable amount did not
support its carrying value in 2008 and an impairment loss
was recognised for mine development of $144m,
R1,429m and for mineral rights and dumps of $283m,
R2,800m. The recoverable amount was determined using
a real pre-tax discount rate of 11.5% and was based on
– 4,229 the impairment assumptions detailed below. 427 –
Ghana
•
The reserve power plant which is allocated to mine
infrastructure has been placed on care and maintenance
pending handover to the Volta Regional Authority in 2009.
Abandoned shaft infrastructure that will not be utilised in
– 145 the future mining plan has been impaired. 15 –
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

Restated
Restated
2007                  2008
Figures in million                                                                                      2008
2007
SA Rands
US Dollars
16 TANGIBLE ASSETS (CONTINUED)
Ghana (continued)
An impairment of the Obuasi mine in Ghana arose as
follows (continued):
An impairment of the Iduapriem mine in Ghana arose as
follows (continued):
•
The Obuasi cash generating unit impairment is the result of
factors such as the lower forward gold curve price, higher
discount rates and a revised mine plan which incorporates
changes in the cost of extraction due to the higher power
costs recently experienced in Ghana. As a result, Obuasi's
recoverable amount did not support its carrying value in
2008 and an impairment loss was recognised for mine
development of $340m, R3,367m and for mineral rights and
dumps of $475m, R4,710m. Recoverable amount was
determined using a real pre-tax discount rate of 9% and
– 8,077
was based on the impairment assumptions detailed below.
815 –
•
The reserve power plant which is allocated to mine
infrastructure has been placed on care and maintenance
– 33 pending handover to the Volta Regional Authority in 2009. 3 –
The Iduapriem cash generating unit impairment is the result
of the lower forward gold curve price, higher discount rates and a revised mine plan which incorporates changes in the
cost of extraction due to the higher cost of power
experienced recently in Ghana. As a result, Iduapriem's
recoverable amount did not support its carrying value
in 2008 and an impairment loss was recognised for mine
development. Recoverable amount was determined using a
real pre-tax discount rate of 8.8% and was based on the
– 1,791
impairment assumptions detailed below.
181 –
Guinea
The heap leaching process has been abandoned due to
the lower recoveries and deteriorated condition of the
stacking pads. The remaining heap leach infrastructure has
– 68 been impaired. 7 –
Congo
Given the current volatile political environment in the DRC, commercial exploitation in the near term appears unlikely
at this point and the mineral right value has as a result been
– 292 impaired. 29 –
6 21 Impairment of various minor tangible assets and equipment. 2 1
6 14,815 1,495 1
(4)
Impairment reversal includes the following:
South Africa
Due to a re-assessment of the mine plan, the East of Bank
Dyke access development has become economically viable.
The increased gold price will generate future cash flows, and as a result, the impairment raised during 2005 has been
– 23 partially reversed. 2 –
– 23 2 –
The impairments relate to mining properties, mine development costs and mine plant facilities, and have been recognised in operating special items (note 6). The recoverable amount was determined by reference to value in use at an individual mine level.
Group Annual Financial Statements 2008
Annual Report 2008

16 TANGIBLE ASSETS (CONTINUED)
Impairment calculation assumptions – tangible assets and goodwill
Management assumptions for the value in use of tangible assets and goodwill include:
•
The forward gold price curve for the first 10 years, where a forward gold market and quoted prices exist (starting point based on a 30-day average during the fourth quarter of 2008 of $783/oz, (2007: $749/oz)). Thereafter, the estimated future gold price has been increased by 2.25% (2007: 2.25%) per annum over the remaining life of the mines. Although the starting point of the forward gold price curve was higher in 2008 compared with 2007, the slope or rate of escalation of the price curve was actually lower in 2008. The forward gold price curve if discounted at US CPI is $817/oz (2007: $887/oz). These prices have been adjusted for the effects of including normal sale forward contracts to arrive at an average received price across all the cash generating units.
Annual life-of-mine plans take into account the following:
•
Proved and probable ore reserves included in pages 96 to 101;
•
Value beyond proved and probable reserves (including exploration potential) determined using the gold price assumption referred to above;
•
The real pre-tax discount rate is derived from the group’s weighted average cost of capital (WACC) and risk factors which is consistent with the basis used in 2007. The WACC of 5.57% which is around 100 basis points higher than 2007 of 4.53%, is based on the average capital structure of the group and three major gold companies considered to be appropriate peers.
The risk factors considered are country risk as well as project risk for cash flows relating to mines that are not yet in production and deep level mining projects. The country risk factor is based on the group’s internal assessment of country risk relative to the issues experienced in the countries in which it operates and explores, adjusted by country credit risk rating;
•
Foreign currency cash flows translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;
•
Cash flows used in impairment calculations are based on life of mine plans which exceed five years for the majority of the mines; and
•
Variable operating cash flows are increased at local Consumer Price Index rates.
The group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. In addition, goodwill is tested on an annual basis for impairment. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets.
Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time. The cash flows are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as spot and forward gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.
Should management’s estimate of the future not reflect actual events, further impairments may be identified. Factors affecting the estimates include:
•
Changes in Proved and Probable Ore Reserves as well as value beyond proved and probable reserves;
•
The grade of Ore Reserves as well as value beyond proved and probable reserves may vary significantly from time to time;
•
Differences between actual commodity prices and commodity price assumptions;
•
Unforeseen operational issues at mine sites; and
•
Changes in capital, operating mining, processing and reclamation costs and foreign exchange rates.
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

16 TANGIBLE ASSETS (CONTINUED)
Impairment calculation (continued):
Based on an analysis carried out by the group, the carrying value and value in use of cash generating units that are most sensitive to a 5% movement in gold price, ounces, costs and discount rate assumptions are:
Carrying
Value                                                                                                                     Carrying
Value
value
in use
Figures in million
value
in use
SA Rands
2008
US Dollars
7,923 7,923 Obuasi 838 838
6,741 6,741 Geita Gold Mining Limited 713 713
4,746               6,184
AngloGold Ashanti Brasil Mineração
(5)
502                  654
1,494 1,494 Iduapriem 158 158
1,068                1,428
Serra Grande
(5)
113                  151
378               1,711
Navachab 40 181
Restated 2007
10,890              12,048               Obuasi
1,599               1,769
3,654               3,876               Sunrise Dam
(5)
537                  569
Should any of the assumptions used change adversely and the impact not be mitigated by a change in other factors, this could result in an impairment of the above assets.
It is impracticable to disclose the extent of the possible effects of changes in assumptions for the future gold price and hence life of mine plans at 31 December 2008 because these assumptions and others used in impairment testing of tangible assets and goodwill are inextricably linked. In addition, for those mines with a functional currency other than the US dollar, movements in the
US dollar exchange rate will also be a critical factor in determining life of mine and production plans.
Therefore it is possible, that outcomes within the next financial year that are different from the assumptions used in the impairment testing process for goodwill and tangible assets could require a material adjustment to the carrying amounts disclosed at
31 December 2008.
(5)
The carrying value includes goodwill of $15m, R135m at AngloGold Ashanti Brasil Mineração and $8m, R75m at Serra Grande
(2007: Sunrise Dam $133m, R907m) (note 17).
Restated
Restated
2007                 2008
Figures in million                                                                                      2008
2007
SA Rands
US Dollars
17 INTANGIBLE ASSETS
Goodwill
Net carrying value
2,591 2,707 Balance at beginning of year 398 370
– (1,080) Impairment of goodwill (notes 6 and 14)
(1)
(109) –
– (998) Transferred to assets held-for-sale
(2)
(105) –
116 579 Translation (56) 28
2,707 1,208 Balance at end of year 128 398
Group Annual Financial Statements 2008
Annual Report 2008

Restated
Restated
2007                  2008
Figures in million                                                                                           2008
2007
SA Rands
US Dollars
17 INTANGIBLE ASSETS (CONTINUED)
Net carrying amount allocated to each of the cash
generating units:
907 998 Sunrise Dam 105 133
97 135 AngloGold Ashanti Brasil Mineração 15 15
54 75 Serra Grande Company Limited 8 8
742 – Geita Gold Mining Limited
(1)
– 109
907 – Boddington Gold Mine
(2)
– 133
2,707 1,208 128 398
Real pre-tax discount rates applied in impairment
calculations on CGU’s for which the carrying amount of
goodwill is significant are as follows:
Sunrise Dam
(3)
11.0% 11.0%
Geita
(3)
11.5% 10.5%
(1)
Goodwill has been allocated to its respective cash
generating units (CGUs) where it is tested for
impairment as part of the CGU (note 16). The group
reviews and tests the carrying value of goodwill on an
annual basis for impairment. Following the impairment
review, goodwill to the value of $109m, R1,080m at
Geita Gold Mining Limited was impaired.
(2)
Goodwill allocated to Boddington of $105m, R998m
has been reclassified to assets held for sale.
(3)
The discount rates for 2008 were calculated on a
consistent basis to the 2007 discount rates.
Royalty, tax rate concession and other
Cost
344 335 Balance at beginning of year 49 49
– 6 Additions – –
(9) 131 Translation – –
335 472 Balance at end of year 49 49
Accumulated amortisation
174 183 Balance at beginning of year 27 25
14 21 Amortisation (notes 4 and 34) 2 2
(5) 73 Translation
–                     –
183 277 Balance at end of year 29 27
152 195 Net book value 20 22
2,859 1,403 Total intangible assets 148 420
The government of Ghana agreed to a concession on the royalty payments by maintaining a rate of 3% for 15 years from 2004.
The tax rate concession was granted at a rate of 30% for the Ashanti business combination in 2004. During 2005, the corporate tax rate in Ghana decreased to 25% and the tax rate concession, which expires in 2019, was fully impaired.
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

18 INVESTMENTS IN ASSOCIATES AND EQUITY
ACCOUNTED JOINT VENTURES
The carrying value of investments in associates and
equity accounted joint ventures can be analysed as
follows:
372 381 Carrying value of investment in associates 41 55
83 11 Loans advanced to associates
(1)
1 12
1,728 2,394 Carrying value of investment in equity accounted joint ventures 253 254
– 28 Loans advanced to equity accounted joint ventures
(1)
3 –
2,183 2,814 Investments in associates and equity accounted joint ventures 298 321
In 2008, the Trans-Siberian Gold plc, Morila Limited, AGA-Polymetal Strategic Alliance and the Margaret Water Company investments were impaired. The impairment tests considered the investment's fair value and anticipated future cash flows. Impairments of $44m,
R440m (2007: $23m, R161m) were recorded. Deferred taxation on impairments amounted to $5m, R51m (2007: nil).
(1)
Loans advanced consist of $1m, R15m (2007: $2m, R15m) to Oro Group (Pty) Limited, $3m, R25m (2007: nil) to AGA-Polymetal
Strategic Alliance and in 2007 $10m, R68m to Trans-Siberian Gold plc.
The Oro loan bears interest at a rate determined by the Oro Group (Pty) Limited's board of directors and is repayable at their discretion.
During 2008, an amount of $6m, R44m of the loan advanced to Trans-Siberian Gold plc was converted into equity.
The AGA-Polymetal Strategic Alliance loan is interest free and is repayable on demand, only once profits have been generated.
Associates
The group has a 25% (2007: 25%) interest in Oro Group (Pty) Limited which is involved in the manufacture and wholesale of jewellery.
The year-end of Oro Group (Pty) Limited is 31 March. Equity accounting is based on results to 30 September 2008 adjusted for material transactions.
The group has a 29.7% (2007: 29.8%) interest in Trans-Siberian Gold plc (listed on the London Stock Exchange), which is involved in the exploration and development of gold mines. The year-end of Trans-Siberian Gold plc is 31 December. Equity accounting is based on results to 30 September 2008 adjusted for material transactions. At 31 December 2008, the market value of our investment in Trans-Siberian Gold plc was $5m, R43m (2007: $6m, R41m).
The group has a 33.3% (2007: 33.3%) interest in the not-for-profit Margaret Water Company which is involved in the pumping of underground water in the Vaal River Region. The year-end of Margaret Water Company is 31 March. Equity accounting is based on results to 31 December 2008.
The group has a 15.36% (2007: nil) interest in B2Gold Corporation (listed on the Toronto Stock Exchange), which is a mineral exploration company. The group also holds share warrants which are immediately exercisable resulting in potential voting power of
26% in B2Gold Corporation. The year end of B2Gold Corporation is 31 December 2008. Equity accounting is based on results to
30 September 2008 adjusted for material transactions. At 31 December, the market value of our investment in B2Gold Corporation was $11m, R109m (2007: nil).
Group Annual Financial Statements 2008
Restated
Restated
2007                 2008
Figures in million                                                                                           2008
2007
SA Rands
US Dollars
Annual Report 2008

Restated
Restated
2007                2008
Figures in million                                                                                            2008
2007
SA Rands
US Dollars
18 INVESTMENTS IN ASSOCIATES AND EQUITY
ACCOUNTED JOINT VENTURES (CONTINUED)
Associates (continued)
Summarised financial information of equity accounted
investments is as follows (not attributable):
Balance sheet
357 1,596 Non-current assets 169 52
544 1,199 Current assets 127 80
901 2,795 Total assets 296 132
168 183 Non-current liabilities 19 25
170 280 Current liabilities 30 25
338 463 Total liabilities 49 50
563 2,332 Net assets 247 82
Income statement
484 475 Revenue 58 68
(512) (537) Costs and expenses (64) (72)
(6) (6) Taxation (1) (1)
(34) (68) Loss after taxation (7) (5)
Joint ventures
The group has a 40% (2007: 40%) interest in Société des Mines de Morila S.A., which is involved in gold mining and related activities.
The year-end of Société des Mines de Morila S.A. is 31 December. Equity accounting is based on results to 31 December 2008.
The group has a 38% (2007: 38%) interest in Société d'Exploitation des Mines d'Or de Sadiola S.A., which is involved in the commercial exploitation of gold. The year-end of Société d'Exploitation des Mines d'Or de Sadiola S.A. is 31 December. Equity
accounting is based on results to 31 December 2008.
The group has a 40% (2007: 40%) interest in Société d'Exploitation des Mines d'Or de Yatela S.A., which is involved in the commercial exploitation of gold. The year-end of Société d'Exploitation des Mines d'Or de Yatela S.A. is 31 December. Equity
accounting is based on results to 31 December 2008.
The group has a 50% (2007: 50%) interest in AGA-Polymetal Strategic Alliance which is involved in the exploration and development of gold mines. The year-end of AGA-Polymetal Strategic Alliance is 31 December. Equity accounting is based on results to
30 September 2008 adjusted for material transactions.
During the year the group sold its 50% interest in Nufcor International Limited (2007: 50%), which is involved in the trading of uranium and uranium related services. The year-end of Nufcor International Limited is 30 June. Equity accounting is based on results to
30 June 2008 being the date of sale.
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

Restated
Restated
2007                 2008
Figures in million                                                                                           2008
2007
SA Rands
US Dollars
18 INVESTMENTS IN ASSOCIATES AND EQUITY
ACCOUNTED JOINT VENTURES (CONTINUED)
Joint ventures (continued)
Summarised financial information of equity accounted
investments is as follows (not attributable):
Balance sheet
4,085 4,198 Non-current assets 444 600
2,883 3,809 Current assets 403 423
6,968 8,007 Total assets 847 1,023
668 1,170 Non-current liabilities 124 98
1,268 1,467 Current liabilities 155 186
1,936 2,637 Total liabilities 279 284
5,032 5,370 Net assets 568 739
Income statement
5,098 4,001 Revenue 475 723
(3,514) (4,953) Costs and expenses (596) (498)
(706) (1,122) Taxation (136) (100)
878 (2,074) (Loss) profit after taxation (257) 125
19 OTHER INVESTMENTS
Listed investments
Available-for-sale
219 226 Balance at beginning of year 34 31
30 43 Additions 5 4
(23) (31) Disposals (4) (3)
– (51) Fair value adjustments (6) –
– (42) Impairments (notes 6 and 14)
(1)
(6) –
– 17 Translation (6) 2
226 162 Balance at end of year 17 34
Available-for-sale listed investments consist of investments in ordinary shares, associated purchase warrants and
options.
Available-for-sale investments primarily consist of:
76 76 International Tower Hill Mines Limited (ITH) 8 11
Various listed investments held by Environmental
89 66 Rehabilitation Trust Fund 7 13
56 18 Red 5 Limited 2 8
5 2 Other – 2
226 162 17 34
The group’s available-for-sale listed equity investments are susceptible to market price risk arising from uncertainties
about the future values of the listed equity investments.
The group manages the equity price risk through
diversification.
Group Annual Financial Statements 2008
Annual Report 2008

Restated
Restated
2007                  2008
Figures in million                                                                                         2008
2007
SA Rands
US Dollars
19 OTHER INVESTMENTS (CONTINUED)
Listed investments available-for-sale (continued)
At the balance sheet date, the majority of listed equity
investments were listed on the JSE Limited and the TSX
Venture Exchange. The exposure to listed shares at fair
value on the JSE Limited was $7m, R66m (2007: $13m,
R89m). An analysis based on the assumption that the
equity index (ALSI on the JSE Limited) had
increased/decreased by 10% with all other variables held
constant and all the group’s JSE Limited listed equity
investments moved according to the ALSI, would impact
equity (other comprehensive income) by $0.7m, R6.6m
(2007: $1.3m, R8.9m). The exposure to listed shares at fair
value on the Toronto TSX Venture Exchange was $8m,
R76m (2007: $11m, R76m). An analysis based on the
assumption that the S&P/TSX Venture Composite Index
had increased/decreased by 10% with all other variables
held constant and that ITH moved according to the index,
would impact equity (other comprehensive income) by
$0.8m, R7.6m (2007: $1.1m, R7.6m). There is no effect on
the income statement unless the change is a decrease
which results in an impairment charge.
Held-to-maturity
124 104 Balance at beginning of year 15 18
15 50 Additions 6 2
(39) (50) Maturities (6) (6)
4 – Interest earned – 1
– – Translation (4) –
104 104 Balance at end of year 11 15
Rehabilitation Trust Fund administered by RMB Private
Bank comprising:
72 89 Government bonds 9 10
32 15 Quasi – Government bonds 2 5
104 104 11 15
330 266 Book value of listed investments 28 49
333 278 Market value of listed investments 29 49
The market value of held-to-maturity bonds is $12m,
R116m (2007: $15m, R107m). The market value has a
sensitivity of R34m (2007: R27m) for a 1% change in
interest rates.
Unlisted investments
Available-for-sale
2 2 Balance at beginning of year – –
2 2 Balance at end of year – –
Available-for-sale unlisted investments consist primarily of the Chamber of Mines Building Company Limited.
2 2 Directors' valuation of unlisted investments
(2)
– –
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

Restated
Restated
2007                  2008
Figures in million                                                                                           2008
2007
SA Rands
US Dollars
19 OTHER INVESTMENTS (CONTINUED)
Listed investments held-to-maturity (continued)
448 367 Balance at beginning of year 54 64
15 725 Additions 88 2
(102) (653) Maturities (79) (15)
9 – Interest earned – 1
Re-allocation of Environmental Protection Agency Bond
– (99) to cash restricted for use (12) –
(3) 17 Translation (13) 2
367 357 Balance at end of year 38 54
Additions to unlisted investments consist of contributions
to the Environmental Rehabilitation Trust Fund and the
Nufcor Uranium Trust Fund. These investments are
collateral for certain of the group’s environmental
obligations.
Unlisted investments – held-to-maturity include:
Negotiable Certificates of Deposit – Rehabilitation Trust
274 306 Fund administered by RMB Private Bank 32 40
– 33 Nufcor Uranium Trust Fund 3 –
Environmental Protection Agency Bond – fixed-term deposit
76 – required by legislation – 12
17 18 Other 3 2
367 357 38 54
369 359 Book value of unlisted investments 38 54
367 360 Fair value of unlisted investments 38 54
699 625 Total book value (note 37) 66 103
700 638 Total fair value 67 103
(1)
Impairment of Red 5 Limited shares of $4m, R29m
(2007: nil) and Dynasty Gold Corporation shares of $2m,
R13m (2007: nil). Investments are impaired when a decline
in value is not expected to recover the full cost of the
investment over the near term. The quoted market prices of
these investments have dropped significantly and there
is no evidence to indicate that they will recover in the
near term.
(2)
There is no active market for the unlisted equity investments and fair value cannot be reliably measured. The unlisted
equity investments are carried at cost. The group does not
intend to sell the investments in the foreseeable future.
Group Annual Financial Statements 2008
Annual Report 2008

Restated
Restated
2007                 2008
Figures in million                                                                                           2008
Notes
2007
SA Rands
US Dollars
20 INVENTORIES
Non-current
Raw materials
1,296 2,395 – heap-leach inventory 254 190
503 303 – ore stockpiles 32 74
1,799 2,698 Total metal inventories 286 264
8 12 Mine operating supplies 1 1
1,807 2,710 287 265
Current
Raw materials
983 1,704 – ore stockpiles 181 144
335 460 – heap-leach inventory 49 49
Work in progress
571 656 – gold in process 69 85
Finished goods
239 352 – gold doré / bullion 37 35
90 222 – by-products 23 13
2,218 3,394 Total metal inventories 359 326
1,535 2,269 Mine operating supplies 240 225
3,753 5,663 599 551
5,560 8,373 Total inventories
(1)
886 816
(1)
The amount of the write-down of by-products, gold in
process, gold on hand and ore stockpiles to net realisable
value, and recognised as an expense is $35m, R329m
(2007: $55m, R372m). This expense is included in cost of
sales which is disclosed in note 4.
21 OTHER NON-CURRENT ASSETS
244 – AngloGold Ashanti Pension Fund (note 30) – 36
Defined benefit post-retirement medical asset for Rand
19 17 Refinery employees (note 30) 2 3
Retiree Medical Plan for Nufcor South Africa employees
1 – (note 30) – –
Loans and receivables
Loan repayable between 31 December 2009 and
4 7 31 December 2011 bearing interest at 3% per annum 1 –
Other interest-bearing loan – repayable monthly to
June 2010 at South African prime bank overdraft
5 3 rates less 2% – 1
Other non-interest bearing loans and receivables –
7 7 repayable on various dates – 1
280 34 3 41
Current portion of other non-current assets included in
(2) (2) current assets – –
278 32 3 41
Group Annual Financial Statements 2008
Annual Report 2008

Group
notes to the financial statements For the year ended 31 December

Restated
Restated
2007                  2008
Figures in million                                                                                            2008
Notes
2007
SA Rands
US Dollars
22 TRADE AND OTHER RECEIVABLES
Non-current
14 – Trade debtor – 2
56 102 Prepayments and accrued income 11 8
317 334 Recoverable tax, rebates, levies and duties
(1)
35 47
– 149 Other debtors 16 –
387 585 62 57
Current
236 367 Trade debtors 39 35
490 1,009 Prepayments and accrued income 107 72
523 608 Recoverable tax, rebates, levies and duties
(1)
64 77
43 40 Amounts due from related parties 4 6
17 12 Interest receivable 1 2
75 40 Other debtors 5 11
1,384 2,076 220 203
1,771 2,661 Total trade and other receivables 282 260
Current trade debtors are non-interest bearing and are generally on terms less than 90 days.
There is no concentration of credit risk with respect to trade receivables, as the group has a large number of internationally dispersed customers.
There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Tanzanian government.
(1)
Recoverable tax, rebates, levies and duties includes the following:
Recoverable value added tax due from the Tanzanian government amounts to $16m, R151m at 31 December 2008 (31 December
2007: $16m, R109m). The last audited value added tax return was for the period ended 30 November 2008 and at 31 December
2008 $15m, R142m (31 December 2007: $14m, R95m) was still outstanding and $1m, R9m (31 December 2007: $2m, R14m) is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the
Tanzanian government in terms of previous audits. The amounts outstanding have been discounted to their present value at a rate of 7.82%.
Recoverable fuel duties from the Tanzanian government amounts to $37m, R350m at 31 December 2008 (31 December 2007:
$37m, R252m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for the refund of fuel duties amounting to $16m, R151m (31 December 2007: $21m,
R143m) have been lodged with the Customs and Excise authorities, which are still outstanding, whilst claims for refund of $21m,
R199m (31 December 2007: $16m, R109m) have not yet been submitted. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Tanzanian government in terms of previous authorisations. The amounts outstanding have been discounted to their present value at a rate of 7.82%.
Group Annual Financial Statements 2008
Annual Report 2008

Restated
Restated
2007                  2008
Figures in million                                                                                            2008
2007
SA Rands
US Dollars
23 CASH RESTRICTED FOR USE
45 81 Cash restricted by prudential solvency requirements 9 7
Cash balances held by Environmental Rehabilitation
179 326 Trust Funds 34 26
33 – Cash balances held by the Boddington Joint Venture – 5
7 8 Other 1 1
264 415 (notes 37 and 38) 44 39
24 CASH AND CASH EQUIVALENTS
2,336 2,141 Cash and deposits on call 226 344
910 3,297 Money market instruments 349 133
3,246 5,438 (notes 37 and 38) 575 477
25 NON-CURRENT ASSETS AND LIABILITIES HELD
FOR SALE
Effective 30 June 2005, the investment in the Weltevreden
mining rights was classified as held for sale. This
investment was previously recognised as a tangible asset.
A sale agreement was concluded subject to conditions
precedent to sell Weltevreden's rights to Aflease Gold on
15 June 2005. On 19 December 2005, Aflease was
acquired by SXR Uranium One (formerly Southern Cross
Inc.) and the sale agreement was amended to recognise
this change. During the quarter ended 30 June 2008, the
investment in the Weltevreden mining rights with a net
book value of $13m, R100m (2007: $15m, R100m) was
reclassified from assets held for sale to tangible assets
held for use because the conditions precedent in the sale
agreement were not fulfilled and AngloGold Ashanti had no
current prospective buyers to complete negotiations within
100 – a twelve month period. – 15
Effective 30 June 2007, exploration properties of $15m,
R100m acquired from Trans-Siberian Gold plc situated in
Russia were classified as assets held for sale. The cash
sale of these exploration properties formed part of the joint venture agreement between Polymetal and AngloGold
100 – Ashanti which was concluded during 2008. – 15
Effective December 2007, Rand Refinery allocated parts of
its premises that were no longer utilised $1m, R10m
(previously recognised as tangible assets), to assets held
for sale. On 1 April 2008, a sale agreement was concluded
subject to the achievement of suspensive condition
10 10 regarding rezoning of the land and transfer of title deeds. 1 1
Effective 31 December 2008, the 33.33% joint venture
interest in Boddington Gold Mine was classified as held for
sale. The 33.33% joint venture interest in Boddington Gold
Mine was previously recognised as a combination of
tangible assets, goodwill and current assets. The 33.33%
joint venture interest in the Boddington Gold Mine was
sold, subject to conditions precedent, to Newmont Mining
Corporation.
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

Restated
Restated
2007                   2008
Figures in million                                                                                         2008
2007
SA Rands
US Dollars
25 NON-CURRENT ASSETS AND LIABILITIES HELD
FOR SALE (CONTINUED)
In terms of the sale agreement the purchase consideration
consists of three components: an initial cash payment upon
the fulfilment of all conditions precedent to the transaction, a further payment being a combination of Newmont shares
and/or a cash payment, and future royalty payments.
In terms of the sale agreement the completion is subject to
conditions precedent, including finalisation of Newmont’s
financing; the receipt, to the extent required, of Ministerial consents and/or other Government agency approvals in
Australia; the approval of the South African Reserve Bank
and the Australian Foreign Investment Review Board; the
execution by certain third parties of agreements with
respect to the assignment of material tenements and land
as related to the Boddington Gold Mine; and the receipt of
– 7,487 certain other applicable third party approvals and consent. 792 –
210 7,497 Total non-current assets held for sale 793 31
Non-current liabilities held for sale relating to 33.33% joint venture interest in Boddington Gold Mine being classified
– 456 as held for sale. 48 –
– 456 Total non-current liabilities held for sale 48 –
26 SHARE CAPITAL AND PREMIUM
Share capital
Authorised
100 100 400,000,000 ordinary shares of 25 SA cents each 11 15
1 1 4,280,000 E ordinary shares of 25 SA cents each – –
2,000,000 A redeemable preference shares of 50 SA cents
1 1 each – –
5,000,000 B redeemable preference shares of 1 SA cent
– – each – –
102 102 11 15
Issued and fully paid
69 88 353,483,410 (2007: 277,457,471) ordinary shares of
25 SA cents each
(1)
9 10
1 1 3,966,941 (2007: 4,140,230) E ordinary shares of
25 SA cents each – –
2,000,000 (2007: 2,000,000) A redeemable preference
1 1 shares of 50 SA cents each – –
778,896 (2007: 778,896) B redeemable preference
– – shares of 1 SA cent each – –
71 90 9 10
Group Annual Financial Statements 2008
Annual Report 2008

Restated
Restated
2007                  2008
Figures in million                                                                                           2008
2007
SA Rands
US Dollars
26 SHARE CAPITAL AND PREMIUM (CONTINUED)
71
90
Issued and fully paid brought forward
9
10
Treasury shares held within the group:
2,778,896 (2007: 2,778,896) A and B redeemable
(1)
(1)
preference shares held within the group
–
–
855,649 (2007: 913,410) ordinary shares held within the
–
–
group
(2)
–
–
2,566,941 (2007: 2,740,230) E ordinary shares held within
(1)
(1)
the group
(2)
–
–
69
88
9
10
Share premium
22,976
23,253
Balance at beginning of year
3,415
3,282
283
14,927
Ordinary shares issued
1,875
40
(6)
(22)
E ordinary shares cancelled
(2)
(1)
–
–
Translation
(1,252)
94
23,253
38,158
Balance at end of year
4,036
3,415
(312)
(312)
Redeemable preference shares held within the group
(33)
(46)
(292)
(273)
Ordinary shares held within the group
(29)
(43)
(347)
(325)
E ordinary shares held within the group
(34)
(51)
22,302
37,248
3,940
3,275
22,371
37,336
Share capital and premium
3,949
3,285
(1)
During July 2008, 69,470,442 rights offer shares were issued at a subscription price of R194.00 per share.
(2)
These shares relate to the Black Economic Empowerment transactions more fully described in note 11 and as a result participate in dividends declared by the group.
The rights and restrictions applicable to the A and B redeemable preference shares.
A redeemable preference shares are entitled to:
•
an annual dividend, after payment in full of the annual dividend on the B preference shares, equivalent to the balance of after tax profits from mining the Moab Mining Right Area; and
•
on redemption, the nominal value of the shares and a premium per share equal to the balance of the net proceeds from disposal of assets relating to the Moab Mining Right Area, after redemption in full of the B preference shares and payments of the nominal value of the A preference shares.
B redeemable preference shares are entitled to:
•
an annual dividend limited to a maximum of 5% of their issue price from the period that profits are generated from the Moab
Mining Right Area; and
•
on redemption, the nominal value of the shares and a premium of up to R249.99 per share provided by the net proceeds from disposal of the assets relating to the Moab Mining Right Area.
The Moab Mining Right Area consists of the Moab Khotsong mine operations.
The B preference shares will only be redeemed from any net proceeds remaining after the disposal of the Moab Mining Right Area following permanent cessation of mining activities. The maximum redemption price will be R250 per share.
In the event of any surplus remaining after the redemption in full of the B preference shares, the A preference shares will be redeemable at such value as would cover the outstanding surplus.
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

Group Annual Financial Statements 2008
Annual Report 2008

27 RETAINED EARNINGS, OTHER RESERVES AND MINORITY INTERESTS
Non-
Foreign
Other
Retained
distri-
currency
Actuarial
compre-
earnings
Retained
butable   translation
gains
hensive
and other
Minority
Figures in million
earnings
(1)
reserves
(2)
reserve
(losses)   income
(3)
reserves
interests
Total
US Dollars
Balance at December 2006
(209)
20             241             (6)
(215)
(169)
62           (107)
Actuarial loss recognised
(14)
(14)
(14)
Net loss on cash flow hedges
removed from equity and reported
in gold sales
200             200
2            202
Net loss on cash flow hedges
(166)
(166)
(2)
(168)
Hedge ineffectiveness
10
10
10
Gain on available-for-sale financial
assets
1               1
1
Share-based payment for share
awards
27              27
27
Deferred taxation on items above
5
5
5
(Loss) profit for the year
(668)
(668)
32
(636)
Dividends (note 15)
(125)
(125)
(19)
(144)
Acquisition of minority interest
(4)
(12)
(12)
(13)
(25)
Transfers to foreign currency
translation reserve
(6)
6
–
–
Translation
11              (1)
(5)
5               1               6
Balance at December 2007 restated
(1,020)
20             258            (16)
(148)
(906)
63           (843)
Actuarial loss recognised
(44)
(44)
(44)
Net loss on cash flow hedges
removed from equity and reported
in gold sales
213            213
3            216
Net loss on cash flow hedges
(87)
(87)
(87)
Hedge ineffectiveness
8                8
8
Realised losses on hedges of capital
items
(2)
(2)
(2)
Loss on available-for-sale financial
assets
(5)
(9)
(9)
(9)
Release on disposal of available-
for-sale financial assets
(1)
(1)
(1)
Share-based payment for share
awards
14              14
14
Deferred taxation on items above
15            (27)
(12)
(12)
(Loss) profit for the year
(1,195)
(1,195)
40         (1,155)
Dividends (note 15)
(41)
(41)
(17)
(58)
Acquisition of minority interest
(4)
(111)
(111)
1          (110)
Transfers to foreign currency
translation reserve
(1)
1                                                 –
–
Translation
(5)
648               8                 1
652             (7)
645
Balance at December 2008
(2,368)
15
907
(37)
(38)
(1,521)
83
(1,438)

27 RETAINED EARNINGS, OTHER RESERVES AND MINORITY INTERESTS (CONTINUED)
Non-
Foreign
Other
Retained
distri-
currency
Actuarial
compre-
earnings
Retained
butable   translation
gains
hensive
and other
Minority
Figures in million
earnings
(1)
reserves
(2)
reserve
(losses)   income
(3)
reserves
interests
Total
SA Rands
Balance at December 2006
(214)
138             436            (45)
(1,503)
(1,188)
436           (752)
Actuarial loss recognised
(99)
(99)
(99)
Net loss on cash flow hedges
removed from equity and reported
in gold sales
1,407           1,407
14          1,421
Net loss on cash flow hedges
(1,161)
(1,161)
(12)
(1,173)
Hedge ineffectiveness
69
69
69
Gain on available-for-sale financial
assets
8               8
8
Share-based payment for share
awards
190            190
190
Deferred taxation on items above
36
36
36
(Loss) profit for the year
(4,269)
(4,269)
222
(4,047)
Dividends (note 15)
(919)
(919)
(131)
(1,050)
Acquisition of minority interest
(4)
(81)
(81)
(91)
(172)
Transfers to foreign currency
translation reserve
(41)
41
–
–
Translation
(139)
(21)
(160)
(9)
(169)
Balance at December 2007 restated
(5,524)
138             338         (108)
(1,011)
(6,167)
429
(5,738)
Actuarial loss recognised
(364)
(364)
(364)
Net loss on cash flow hedges
removed from equity and reported
in gold sales
1,758          1,758
24          1,782
Net loss on cash flow hedges
(719)
(719)
(2)
(721)
Hedge ineffectiveness
64              64
64
Realised losses on hedges of capital
items
(18)
(18)
(18)
Loss on available-for-sale financial
assets
(5)
(74)
(74)
(74)
Release on disposal of available-
for-sale financial assets
(9)
(9)
(9)
Share-based payment for share
awards
118            118
118
Deferred taxation on items above
124          (243)
(119)
(119)
(Loss) profit for the year
(16,105)
(16,105)
324       (15,781)
Dividends (note 15)
(324)
(324)
(131)
(455)
Acquisition of minority interest
(4)
(914)
(914)
6          (908)
Transfers to foreign currency
translation reserve
(12)
12                                                –
–
Translation
8,713                1
(221)
8,493
140
8,633
Balance at December 2008
(22,879)
138
9,063
(347)
(355)
(14,380)
790
(13,590)
(1)
$453m, R4,236m (2007: $402m, R2,729m) of retained earnings arising at the joint venture operations and certain subsidiaries may not be remitted without third party shareholder consent.
(2)
Non-distributable reserves comprise a surplus on disposal of company shares of $15m, R141m (2007: $21m, R141m) and other transfers.
(3)
Other comprehensive income represents the effective portion of fair value gains or losses in respect of cash flow hedges until either the underlying transaction occurs, or the capital expenditure is complete, upon which the gains or losses are recognised in earnings, fair value gains or losses on available-for-sale financial assets and the equity item for share-based payments.
(4)
With effect from 1 July 2008, AngloGold Ashanti acquired the remaining 33% shareholding in Cripple Creek & Victor Gold Mining
Company from Golden Cycle Gold Corporation. Effective 1 September 2008, AngloGold Ashanti acquired a 70% interest in the
Gansu Joint Venture and on 1 September 2007, AngloGold Ashanti acquired the remaining effective 15% minorities of Iduapriem.
(5)
Included in loss on available-for-sale financial assets is $3m, R23m relating to fair value adjustments on instruments held by Nufcor
International Limited which was disposed of during the year.
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

Group Annual Financial Statements 2008
Annual Report 2008

Restated
Restated
2007                 2008
Figures in million                                                                                           2007
2007
SA Rands
US Dollars
28 BORROWINGS
Unsecured
6,654 9,492 Convertible Bonds
(1)
1,004 977
Semi-annual coupons are paid at 2.375% per annum. The
bonds were issued on 27 February 2004 and are
convertible at the holders’ option into ADSs up to February
2009, and are US dollar-based. The bonds are convertible
at a price of $65.00 per ADS.
If the bonds have not been converted by 20 February
2009, they will be redeemed at par on 27 February 2009.
AngloGold Ashanti Holdings plc has the option of calling
an early redemption of all the bonds three years after their issuance, if the price of the ADSs exceeds 130% of the
conversion price for more than 20 days during any period
of 30-consecutive trading days.
Syndicated loan facility ($1,150m) – Drawn down in
3,556 7,931 US dollars and Australian dollars
(2)
839 522
Interest charged at LIBOR plus 0.4% per annum. Loan is
repayable in December 2010 and is US dollar-based and
is subject to debt covenant arrangements for which no
default event occurred.
– 222 Standard Bank Argentina S.A. 23 –
Interest is charged at an average rate of 8.83% per annum.
Loans are repayable in January, February and April 2009
and are US dollar-based.
– 101 Santander Banespa 11 –
Interest is charged at LIBOR plus 1.45% per annum. Loan
is repayable in monthly instalments terminating in
September 2011 and is BRL-based.
– 57 Santander Rio S.A. 6 –
Interest is charged at an average rate of 6.75% per annum.
Loans are repayable in January and March 2009 and are
US dollar-based.
– 48 Banco Itaú S.A. 5 –
Interest is charged at a rate of 6.38% per annum. Loan is
repayable in February 2009 and is US dollar-based.
– 39 Banco Itaú Buen Ayre S.A. 4 –
Interest is charged at a rate of 8.75% per annum. Loan is
repayable in March 2009 and is US dollar-based.
– 39 Banco Bradesco S.A. 4 –
Interest is charged at an average rate of 7.49% per annum.
Loans are repayable in April and June 2009 and are US
dollar-based.
– 29 Unibanco S.A. 3 –
Interest is charged at a rate of 6.3% per annum. Loan is
repayable in February 2009 and is US dollar-based.
10,210 17,958 1,899 1,499

Restated
Restated
2007                 2008
Figures in million                                                                                          2008
2007
SA Rands
US Dollars
28 BORROWINGS (CONTINUED)
10,210
17,958
Unsecured borrowings brought forward
1,899
1,499
–
23
JP Morgan Chase Bank, N.A.
3
–
Interest is charged at a rate of 3.72% per annum. Loan is
repayable in January 2009 and is US dollar-based.
2,070
–
Corporate Bond
(3)
–
304
Semi-annual coupons were paid at 10.5% per annum. The
bond was repaid on 28 August 2008 and was rand-based.
2
2
Bank overdraft
–
–
Bank overdrafts at market-related rates are US dollar-based.
12,282
17,983
Total unsecured borrowings
1,902
1,803
Secured
Finance leases
249
254
Turbine Square Two (Proprietary) Limited
27
37
The leases are capitalised at an implied interest rate of
9.8% per annum. Lease payments are due in monthly
instalments terminating in March 2022 and are rand-
based. The buildings financed are used as security for
these loans (note 38).
35
24
Senstar Capital Corporation
3
5
Interest charged at an average rate of 6.6% per annum.
Loans are repayable in monthly instalments terminating in
November 2009 and are US dollar-based. The equipment
financed is used as security for these loans.
5
8
CSI Latina Arrendamento Mercantil S.A.
1
1
Interest is charged at a rate of 11.7% per annum. Loan is
repayable in monthly instalments terminating in May 2011
and is BRL-based. The equipment financed is used as
security for these loans.
1
1
Vehicle leases
–
–
Interest charged at a rate of 15.5% per annum. Loans are
repayable in monthly instalments terminating in February
2011 and are rand-based. The vehicles financed are used
as security for these loans.
17
–
Terex Africa (Proprietary) Limited
–
2
Interest was charged at a rate of 9% per annum. Loan was
repaid in January 2008 and was US dollar-based. The
equipment financed was used as security for this loan.
12,589
18,270
Total borrowings (notes 37 and 38)
1,933
1,848
(2,173)
(10,046)
Current portion of borrowings included in current liabilities
(1,063)
(319)
10,416
8,224
Total long-term borrowings
870
1,529
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

Group Annual Financial Statements 2008
Annual Report 2008

Restated
Restated
2007                 2008
Figures in million                                                                                           2008
2007
SA Rands
US Dollars
28 BORROWINGS (CONTINUED)
Amounts falling due
2,173 10,046 Within one year 1,063 319
6,639 7,965 Between one and two years 843 975
3,612 114 Between two and five years 12 530
165 145 After five years 15 24
12,589 18,270 (notes 37 and 38) 1,933 1,848
Currency
The currencies in which the borrowings are denominated
are as follows:
9,245 12,982 US dollar 1,373 1,356
2,320 255 SA rand 27 341
1,019 4,924 Australian dollar 521 150
5 109 Brazilian real 12 1
12,589 18,270 (notes 37 and 38) 1,933 1,848
Undrawn facilities
Undrawn borrowing facilities as at 31 December are as
follows:
4,270 3,092 Syndicated loan ($1,150m) – US dollar 327 627
341 473 FirstRand Bank Limited – US dollar 50 50
286 397 Absa Bank Limited – US dollar 42 42
14 19 Nedbank Limited – US dollar 2 2
260 185 Standard Bank of SA Limited – SA rand 20 38
220 220 FirstRand Bank Limited – SA rand 23 32
50 50 Nedbank Limited – SA rand 5 7
30 30 Absa Bank Limited – SA rand 3 4
20 – Commerzbank AG – SA rand – 3
10 – ABN Amro Bank N.V. – SA rand – 1
50 – ABN Amro Bank N.V. – Euro – 7
5,551 4,466 472 813
(1)
Convertible bonds
6,810 9,455 Senior unsecured fixed-rate bonds 1,000 1,000
(211) (40) Unamortised discount and bond issue costs (4) (31)
6,599 9,415 996 969
55 77 Accrued interest 8 8
6,654 9,492 1,004 977
On 20 November 2008, AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of AngloGold Ashanti Limited, entered into a
$1 billion Syndicated Term Facility Agreement (the 2008 term facility). $1 billion on the 2008 term facility was drawn on 26 February
2009 to redeem the $1 billion convertible bond due 27 February 2009 issued by AngloGold Ashanti Holdings plc upon its maturity.
The 2008 term facility is for an initial one-year period from the date of first drawdown and is extendible, if required, at the option of
AngloGold Ashanti Holdings plc until 30 November 2010. The amounts drawn under the 2008 term facility will bear an interest margin over the lenders’ cost of funds (subject to a cap of 1.75 times applicable LIBOR) of 4.25% until six months after the date of first drawdown and 5.25% thereafter. AngloGold Ashanti Limited, AngloGold Ashanti USA Incorporated and AngloGold Ashanti Australia
Limited have each guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc under the 2008 term facility.

28 BORROWINGS (CONTINUED)
(1)
AngloGold Ashanti’s interest expense will increase substantially as a result of the higher interest rates and fees associated with the
2008 term facility. These fees will be amortised over the expected term of the 2008 term facility.
Based on an assumed cost of funds of 100 basis points and assuming that the 2008 term facility is fully drawn, the effective borrowing cost (including fees and applicable margin) on the 2008 term facility is estimated at approximately 10% per annum. The actual interest expense in 2009 will depend upon the amount actually drawn under the 2008 term facility, the lenders’ actual costs of funds and prevailing LIBOR rates.
Amounts outstanding under the 2008 term facility may be prepaid at any time prior to the maturity date. AngloGold Ashanti intends to refinance the 2008 term facility through one or more of the following: the proceeds of asset sales (which may include the sale of significant assets), long-term debt financing and/or the issuance of an equity-linked instrument. The nature and timing of refinancing the 2008 term facility will depend upon market conditions.
Subsequent to year-end, an amendment was made to the 2008 term facility – refer to note 40.
Restated
Restated
2007                  2008
Figures in million                                                                                           2008
2007
SA Rands
US Dollars
(2)
Syndicated loan facility ($1,150m)
3,576
7,922
Drawn down in US dollars and Australian dollars
838
525
(27)
(28)
Unamortised loan issue costs
(3)
(4)
3,549
7,894
835
521
7
37
Accrued interest
4
1
3,556
7,931
839
522
(3)
2,000
–
Senior unsecured fixed-rate bond
–
293
(3)
–
Unamortised discount and bond issue costs
–
–
1,997
–
–
293
73
–
Accrued interest
–
11
2,070
–
–
304
29 ENVIRONMENTAL REHABILITATION AND OTHER
PROVISIONS
Environmental rehabilitation obligations
Provision for decommissioning
1,160
1,281
Balance at beginning of year
188
166
56
(74)
Change in estimates
(1)
(9)
8
–
21
Additions
3
–
–
(8)
Transfer of liability to assets held for sale
(1)
–
81
79
Unwinding of decommissioning obligation (note 7)
10
11
(19)
(2)
Utilised during the year
–
(3)
3
228
Translation
(30)
6
1,281
1,525
Balance at end of year
161
188
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

Convertible bonds (continued)
Corporate bond

Restated
Restated
2007                  2008
Figures in million                                                                                             2008
2007
SA Rands
US Dollars
29 ENVIRONMENTAL REHABILITATION AND OTHER
PROVISIONS (CONTINUED)
Provision for restoration
1,255 1,591 Balance at beginning of year 234 179
317 123 Charge to income statement 15 45
49 52 Change in estimates
(1)
6 6
– 32 Additions 4 –
– (160) Transfer of liability to assets held for sale (19) –
69 79 Unwinding of restoration obligation (note 7) 10 10
(101) (60) Utilised during the year (7) (14)
2 380 Translation (28) 8
1,591 2,037 Balance at end of year 215 234
Other provisions
192 304 Balance at beginning of year 45 27
105 28 Charge to income statement 3 15
(6) 2 Change in estimates – (1)
– 11 Additions 1 –
2 1 Unwinding of other provisions (note 7) – –
(23) (73) Utilised during the year (9) (3)
34 25 Translation (8) 7
304 298 Balance at end of year 32 45
Other provisions comprise the following:
– provision for labour and civil claim court settlements
300 294 in South America
(2)
31 44
– provision for employee compensation claims in
4 4 Australia
(3)
1 1
304 298 32 45
3,176 3,860 Total environmental rehabilitation and other provisions 408 467
(1)
The change in estimates relates to changes in laws and regulations governing the protection of the environment and factors relating to rehabilitation estimates and a change in the quantities of material in reserves and a corresponding change in the life of mine plan. These provisions are expected to unwind beyond the end of the life of mine.
(2)
Comprises claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims relating to levies and surcharges and closure costs of old tailings operations. The liability is expected to unwind over the next two-to five-year period.
(3)
Comprises workers compensation claims filed by employees in Australia with regard to work-related incidents. The liability is expected to unwind over the next three-to five-year period.
Group Annual Financial Statements 2008
Annual Report 2008

Restated
Restated
2007                  2008
Figures in million                                                                                           2008
2007
SA Rands
US Dollars
30 PROVISION FOR PENSION AND POST-RETIREMENT
BENEFITS
Defined benefit plans
The group has made provision for pension, provident and
medical schemes covering substantially all employees. The
retirement schemes consist of the following:
(244)
100
AngloGold Ashanti Pension Fund (asset)
11
(36)
Post-retirement medical scheme for AngloGold Ashanti
1,121
1,070
South African employees
113
165
67
106
Other defined benefit plans
(1)
11
9
944
1,276
Sub-total
135
138
Transferred to other non-current assets (note 21)
244
–
AngloGold Ashanti Pension Fund
–
36
Post-retirement medical scheme for Rand Refinery
19
17
employees
2
3
1
–
Retiree Medical Plan for Nufcor South Africa employees
–
–
1,208
1,293
137
177
(1)
Other defined benefit plans comprise the following:
–
8
– Ashanti Retired Staff Pension Plan
1
–
67
86
– Obuasi Mines Staff Pension Scheme
9
9
– Post-retirement medical scheme for Rand Refinery
(19)
(17)
employees (asset)
(2)
(3)
13
20
– Retiree Medical Plan for North American employees
2
2
– Supplemental Employee Retirement Plan (SERP) for
7
9
North America (USA) Inc. employees
1
1
– Retiree Medical Plan for Nufcor South Africa
(1)
–
employees (asset)
–
–
67
106
11
9
AngloGold Ashanti Pension Fund
The plan is evaluated by independent actuaries on an
annual basis as at 31 December of each year. The
valuation as at 31 December 2008 was completed at the
beginning of 2009 using the projected unit credit method.
In arriving at their conclusions, the actuaries took into
account reasonable long-term estimates of inflation,
increases in wages, salaries and pensions as well as
returns on investments.
A formal statutory valuation is required by legislation every three years. The previous statutory valuation had an
effective date of 31 December 2005, and was completed
in June 2006. The next statutory valuation will have an
effective date no later than 31 December 2008 and will be
completed during 2009.
All South African pension funds are governed by the
Pension Funds Act of 1956 as amended.
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

Restated
Restated
2007                   2008
Figures in million                                                                                           2008               2007
SA Rands
US Dollars
30 PROVISION FOR PENSION AND POST-RETIREMENT
BENEFITS (CONTINUED)
AngloGold Ashanti Pension Fund (continued)
Information with respect to the AngloGold Ashanti Pension
Fund is as follows:
Change in benefit obligation
1,568 1,753 Balance at beginning of year 257 224
47 49 Current service cost 6 7
124 139 Interest cost 17 18
14 14 Participants’ contributions 2 2
77 132 Actuarial loss 16 11
7 – Increase as a result of transfers into the fund – 1
(84) (202) Benefits paid (24) (12)
– – Translation (75) 6
1,753 1,885 Balance at end of year 199 257
Change in plan assets
1,835 1,997 Balance at beginning of year 293 262
191 214 Expected return on plan assets 26 28
(6) (276) Actuarial loss (33) (1)
40 38 Company contributions 5 6
14 14 Participants’ contributions 2 2
7 – Increase as a result of transfers into the fund – 1
(84) (202) Benefits paid (24) (12)
– – Translation (81) 7
1,997 1,785 Fair value of plan assets at end of year 188 293
244 (100) (Unfunded) funded status at end of year (11) 36
244 (100) Net amount recognised (11) 36
Components of net periodic benefit cost
124 139 Interest cost 17 18
47 49 Current service cost 6 7
(191) (214) Expected return on assets (26) (28)
(20) (26) Net periodic benefit cost (3) (3)
Group Annual Financial Statements 2008
Annual Report 2008

Restated
2008
2007
30 PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS (CONTINUED)
AngloGold Ashanti Pension Fund (continued)
Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate
7.25%
8.25%
Rate of compensation increase
(1)
5.25%
6.00%
Expected long-term return on plan assets
9.28%
11.14%
Pension increase
3.60%
4.73%
(1)
The short-term compensation rate increase is 10% (2007: 8%) and the long-term compensation rate increase is 5.25% (2007: 6%).
The expected long-term return on plan assets is determined using the after tax yields of the various asset classes as a guide.
Plan assets
AngloGold Ashanti’s pension plan asset allocations at the end of the year, by asset category, are as follows:
Equity securities
58%
68%
Debt securities
37%
27%
Other
5%
5%
100%
100%
Investment policy
The Trustees have adopted a long-term horizon in formulating the Fund’s investment strategy, which is consistent with the term of the Fund’s liabilities. The investment strategy aims to provide a reasonable return relative to inflation across a range of market conditions.
The Trustees have adopted different strategic asset allocations for the assets backing pensioner and active member liabilities. The strategic asset allocation defines what proportion of the Fund’s assets should be invested in each major asset class. The Trustees have then selected specialist investment managers to manage the assets in each asset class according to specific performance mandates instituted by the Trustees.
The Trustees have also put in place a detailed Statement of Investment Principles that sets out the Fund’s overall investment philosophy and strategy.
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

30 PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS (CONTINUED)
AngloGold Ashanti Pension Fund (continued)
Investment policy (continued)
Fund returns are calculated on a monthly basis, and the performance of the managers and Fund as a whole is formally reviewed by the Fund’s Investment Sub-Committee at least every six months.
Percentage
Percentage
Number
of total
Number
of total
of shares
assets
Fair value
of shares
assets
Fair value
US Dollars million
2008
2007 restated
Related parties
Investments held in related parties
are summarised as follows:
Equity securities
AngloGold Ashanti Limited
115,970                1.6%
3
88,458                1.3%
4
Other investments exceeding
5% of total plan assets
Bonds
RSA R157 Government
Bonds 13.5%
5.4%
16
IFM Corporate Bond Unit Trust
117,299,950                6.6%
12
Allan Gray Orbis Global
Equity Fund
316,082              13.4%
25
37
SA Rands million
Related parties
Investments held in related parties
are summarised as follows:
Equity securities
AngloGold Ashanti Limited
115,970               1.6%
29
88,458                 1.3%
26
Other investments exceeding
5% of total plan assets
Bonds
RSA R157 Government
Bonds 13.5%
5.4%
107
IFM Corporate Bond Unit Trust
117,299,950                6.6%
118
Allan Gray Orbis Global
Equity Fund
316,082              13.4%
240
358
Cash flows
Contributions
The company expects to contribute $4m, R37m (2008: $6m, R38m) to its pension plan in 2009.
Group Annual Financial Statements 2008
Annual Report 2008

Restated
Restated
2007                  2008
Figures in million                                                                                         2008
2007
SA Rands
US Dollars
30 PROVISION FOR PENSION AND POST-RETIREMENT
BENEFITS (CONTINUED)
AngloGold Ashanti Pension Fund (continued)
Estimated future benefit payments
The following pension benefit payments, which reflect the
expected future service, as appropriate, are expected to
be paid:
146
2009
15
143
2010
15
140
2011
15
137
2012
14
135
2013
14
1,184
Thereafter
126
Post-retirement medical scheme for AngloGold
Ashanti South African employees
The provision for post-retirement medical funding
represents the provision for health care benefits for
employees and retired employees and their registered
dependants.
The post-retirement benefit costs are assessed in
accordance with the advice of independent professionally
qualified actuaries. The actuarial method used is the
projected unit credit funding method. This scheme is
unfunded. The last valuation was performed as at
31 December 2008.
Information with respect to the defined benefit liability
is as follows:
Change in benefit obligation
1,094
1,121
Benefit obligation at beginning of year
165
156
6
6
Current service cost
1
1
86
89
Interest cost
11
12
33
35
Participants’ contributions
4
5
(111)
(121)
Benefits paid
(15)
(16)
13
(60)
Actuarial (gain) loss
(7)
2
–
–
Translation
(46)
5
1,121
1,070
Balance at end of year
113
165
(1,121)
(1,070)
Unfunded status at end of year
(113)
(165)
(1,121)
(1,070)
Net amount recognised
(113)
(165)
Components of net periodic benefit cost
6
6
Current service cost
1
1
86
89
Interest cost
11
12
92
95
Net periodic benefit cost
12
13
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

Restated
2008
2007
30 PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS (CONTINUED)
Post-retirement medical scheme for AngloGold Ashanti South African employees
(continued)
Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate 7.25% 8.25%
Expected increase in health care costs 5.50% 6.75%
Assumed health care cost trend rates at 31 December:
Health care cost trend assumed for next year 5.50% 6.75%
Rate to which the cost trend is assumed to decline (the ultimate trend rate) 5.50% 6.75%
Restated
Restated
2007               2008
Figures in million                                                                           2008
2007
SA Rands
US Dollars
1% point Assumed health care cost trend rates have a 1% point increase significant effect on the amounts reported for health increase care plans. A 1% point change in assumed health
care cost trend rates would have the following effect:
8 Effect on total service and interest cost 1
102 Effect on post-retirement benefit obligation 11
1% point 1% point
decrease decrease
(7) Effect on total service and interest cost (1)
(88) Effect on post-retirement benefit obligation (9)
Cash flows
Contributions
AngloGold Ashanti Limited expects to contribute
$22m, R209m (2008: $28m, R189m) to the post-
retirement medical plan in 2009.
Estimated future benefit payments
The following medical benefit payments, which reflect
the expected future service, as appropriate, are
expected to be paid:
122 2009 13
123 2010 13
124 2011 13
124 2012 13
125 2013 13
452 Thereafter 48
Other defined benefit plans
Other defined benefit plans include the Ashanti Retired Staff Pension Plan, the Obuasi Mines Staff Pension Scheme, the Post-
retirement medical scheme for Rand Refinery employees, the Retiree Medical Plan for North American employees, the
Supplemental Employee Retirement Plan for North America (USA) Inc. employees and the Nuclear Fuels South Africa (NUFCOR)
– Retiree Medical Plan for Nufcor South Africa employees.
Group Annual Financial Statements 2008
Annual Report 2008

Restated
Restated
2007                   2008
Figures in million                                                                                           2008
2007
SA Rands
US Dollars
30 PROVISION FOR PENSION AND POST-RETIREMENT
BENEFITS (CONTINUED)
Other defined benefit plans (continued)
Information in respect of other defined benefit plans for the year ended 31 December 2008 has been aggregated in
the tables of change in benefit obligations, change in plan
assets and components of net periodic benefit cost and is
as follows:
Change in benefit obligation
132 134 Balance at beginning of year 18 19
7 7 Interest cost – 1
5 8 Actuarial loss – –
(10) (16) Benefits paid (1) (1)
– 33 Translation – (1)
134 166 Balance at end of year 17 18
Change in plan assets
63 67 Fair value of plan assets at beginning of year 9 8
4 6 Expected return on plan assets – –
2 (13) Actuarial (loss) gain (1) –
(2) (2) Benefits paid – –
– 2 Translation (2) 1
67 60 Fair value of plan assets at end of year 6 9
(67) (106) Net amount recognised analysed as follows: (11) (9)
20 9 – funded plans 1 3
(87) (115) – unfunded plans (12) (12)
Components of net periodic benefit cost
7 7 Interest cost – 1
(4) (6) Expected return on plan assets – –
3 1 Net periodic benefit cost – 1
Cash flows
The other retirement defined benefit plans are all closed to new members and current members are either retired or
deferred members. The company does not make
contributions to these plans.
Estimated future benefit payments
The following pension benefit payments, which reflect the
expected future service, as appropriate, are expected to
be paid:
12 2009 1
12 2010 1
12 2011 1
12 2012 1
13 2013 1
105 Thereafter 12
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

30 PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS (CONTINUED)
Five-year defined benefit plan disclosure
Restated
Figures in million
2008
2007
2006
2005
2004
US Dollars
AngloGold Ashanti Pension Fund
Defined benefit obligation
199
257                  224                  222                  216
Plan assets
(188)
(293)
(262)
(230)
(204)
Net unfunded (funded)
11
(36)
(38)
(8)
12
Experience adjustments on plan liabilities
17
3                    14                     6                    10
Experience adjustments on plan assets
33
1                  (40)
(41)
(19)
Post-retirement medical scheme for AngloGold
Ashanti South African employees
Defined benefit obligation
113
165                    156                 185                  150
Unfunded
113
165                    156                 185                  150
Experience adjustments on plan liabilities
6
(2)
(8)
6                    15
Other defined benefit plans
Defined benefit obligation
17
18                     19                   18                    41
Plan assets
(6)
(9)
(8)
(8)
(23)
Unfunded
11
9                     11                   10                   18
Experience adjustments on plan liabilities
1
1                      –                   (1)
3
Experience adjustments on plan assets
1
–                      –                    –                    (2)
SA Rands
AngloGold Ashanti Pension Fund
Defined benefit obligation
1,885
1,753                1,568               1,408                1,218
Plan assets
(1,785)
(1,997)
(1,835)
(1,459)
(1,150)
Net unfunded (funded)
100
(244)
(267)
(51)
68
Experience adjustments on plan liabilities
138
23                    95                    37                   64
Experience adjustments on plan assets
276
6                (272)
(260)
(125)
Post-retirement medical scheme for AngloGold
Ashanti South African employees
Defined benefit obligation
1,070
1,121                 1,094              1,172                   849
Unfunded
1,070
1,121                 1,094              1,172                   849
Experience adjustments on plan liabilities
46
(13)
(57)
38                    99
Other defined benefit plans
Defined benefit obligation
166
134                    132                 116                  238
Plan assets
(60)
(67)
(63)
(56)
(143)
Unfunded
106
67                     69                   60                   95
Experience adjustments on plan liabilities
10
5                      3                   (4)
19
Experience adjustments on plan assets
13
(2)
–                    (2)
(9)
Group Annual Financial Statements 2008
Annual Report 2008

30 PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS (CONTINUED)
Defined Contribution Funds
Contributions to the various retirement schemes are fully expensed during the year in which they are made and the cost of contributing to retirement benefits for the year amounted to $49m, R403m (2007: $51m, R358m).
Australia (Boddington and Sunrise Dam)
The region contributes to the Australian Retirement Fund for the provision of benefits to employees and their dependants on retirement, disability or death. The fund is a multi-industry national fund with defined contribution arrangements. Contribution rates by the operation on behalf of employees varies, with minimum contributions meeting compliance requirements under the
Superannuation Guarantee legislation. Members also have the option of contributing to approved personal superannuation funds.
The contributions by the operation are legally enforceable to the extent required by the Superannuation Guarantee legislation and relevant employment agreements. The cost to the group of all these contributions amounted to $3m, R28m (2007: $3m, R20m).
Ghana and Guinea (Iduapriem, Obuasi and Siguiri)
AngloGold Ashanti mines in Ghana and Guinea contribute to provident plans for their employees which are defined contribution plans. The funds are administered by Boards of Trustees and invest mainly in Ghana and Guinea government treasury instruments, fixed term deposits and other projects. The cost of these contributions was $4m, R33m (2007: $4m, R22m).
Namibia (Navachab)
Navachab employees are members of a defined contribution provident fund. The fund is administered by the Old Mutual insurance company. Both the company and the employees contribute to this fund. AngloGold Ashanti seconded employees at
Navachab remain members of the applicable pension or retirement fund in terms of their conditions of employment with
AngloGold Ashanti. The cost to the group of all these contributions amounted to $1m, R7m (2007: $1m, R6m).
North America (Cripple Creek & Victor)
AngloGold Ashanti USA sponsors a 401(k) savings plan whereby employees may contribute up to 60% of their salary, of which up to 5% is matched at a rate of 150% by AngloGold Ashanti USA. AngloGold Ashanti USA's contributions were $2m, R12m
(2007: $1m, R10m).
South Africa (Great Noligwa, Kopanang, Moab Khotsong, Mponeng, Savuka, Tau Lekoa and TauTona)
South Africa contributes to various industry-based pension and provident retirement plans which cover substantially all employees and are defined contribution plans. These plans are all funded and the assets of the schemes are held in administrated funds separately from the group's assets. The cost of providing these benefits amounted to $36m, R299m (2007: $36m, R257m).
South America (AngloGold Ashanti Brasil Mineração, Cerro Vanguardia and Serra Grande)
The AngloGold Ashanti South America region operates defined contribution arrangements for their employees in Brazil. These arrangements are funded by the operations (basic plan) and operations/employees (optional supplementary plan). A PGBL fund, similar to the American 401(k) type of plan was started in December 2001. Administered by Bradesco Previdencia e Seguros
(which assumes the risk for any eventual actuarial liabilities), this is the only private pension plan sponsored by the group.
Contributions amounted to $3m, R24m (2007: $5m, R36m).
Employees in Argentina contribute 11% of their salaries towards the Argentinian government pension fund. The company makes a contribution of 17% of an employee’s salary on behalf of employees to the same fund.
Tanzania (Geita)
Geita does not have a retirement scheme for employees. Tanzanian nationals contribute to the National Social Security Fund
(NSSF) or the Parastatal Provident Fund (PPF), depending on the employee’s choice, and the company also makes a contribution on the employee’s behalf to the same fund. On leaving the group, employees may withdraw their contribution from the fund. From
July 2005, the company has set up a supplemental provident fund which is administered by the PPF with membership available to permanent national employees on a voluntary basis. The company makes no contribution towards any retirement schemes for contracted expatriate employees. AngloGold Ashanti employees seconded to Tanzania remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold Ashanti. The company contributes to the
NSSF on behalf of expatriate employees. On termination of employment the company may apply for a refund of contributions from the NSSF.
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

Restated
Restated
2007                 2008
Figures in million                                                                                           2008
2007
SA Rands
US Dollars
31 DEFERRED TAXATION
Deferred taxation relating to temporary differences is made
up as follows:
Liabilities
11,463 9,095 Tangible assets 962 1,683
108 156 Inventories 16 16
471 742 Derivatives 78 69
38 46 Other 5 6
12,080 10,039 1,061 1,774
Assets
1,346 1,449 Provisions 153 198
2,521 1,336 Derivatives 141 370
1,465 1,830 Tax losses 194 215
78 61 Other 6 12
5,410 4,676 494 795
6,670 5,363 Net deferred taxation liability 567 979
Included in the balance sheet as follows:
430 475 Deferred tax assets 50 63
7,100 5,838 Deferred tax liabilities 617 1,042
6,670 5,363 Net deferred taxation liability 567 979
The movement on the deferred tax balance is as follows:
7,294 6,670 Balance at beginning of year 979 1,042
5 (1) Taxation on fair value adjustments – 1
(597) (2,816) Income statement movement (289) (88)
21 (5) Discontinued operations (note 13) (1) 4
1 253 Taxation on cash flow hedges and hedge ineffectiveness 31 –
(36) (124) Taxation on actuarial loss (15) (5)
38 (378) Acquisition/disposal of assets and investments (46) 5
(56) 1,764 Translation (92) 20
6,670 5,363 Balance at end of year 567 979
No provision has been made for South African income tax
or foreign tax that may result from future remittances of
undistributed earnings of foreign subsidiaries or foreign
corporate joint ventures because it is expected that such
earnings will not be distributed as a dividend in the
foreseeable future. Unrecognised taxable temporary
differences pertaining to undistributed earnings totalled
$386m, R3,652m at 31 December 2008 (2007: $427m,
R2,910m).
Group Annual Financial Statements 2008
Annual Report 2008

Restated
Restated
2007                  2008
Figures in million                                                                                            2008
2007
SA Rands
US Dollars
32 TRADE, OTHER PAYABLES AND DEFERRED INCOME
Non-current
75 68 Deferred income 7 11
4 4 Amounts due to related parties – 1
– 27 Other creditors 4 –
79 99 11 12
Current
2,698 2,964 Trade creditors 314 397
1,140 1,600 Accruals 169 167
139 47 Deferred income 5 20
291 256 Unearned premiums on normal sale exempted contracts 27 43
50 79 Other creditors 9 8
4,318 4,946 524 635
4,397 5,045 Total trade, other payables and deferred income 535 647
Current trade and other payables are non-interest bearing
and are normally settled within 60 days.
33 TAXATION
1,042 1,137 Balance at beginning of year 167 149
(1,264) (1,029) Payments during the year (125) (180)
1,331 737 Provision during the year 92 189
Transfer to recoverable tax in non-current trade and
6 23 other receivables 3 1
2 17 Discontinued operations (note 13) 2 –
20 148 Translation (30) 8
1,137 1,033 Balance at end of year 109 167
34 CASH GENERATED FROM OPERATIONS
(3,320) (18,058) Loss before taxation (1,377) (536)
Adjusted for:
Movement on non-hedge derivatives and other
7,112 3,169 commodity contracts (88) 1,071
3,980 4,620 Amortisation of tangible assets (notes 4, 9 and 16) 560 567
845 926 Finance costs and unwinding of obligations (note 7) 114 120
266 38 Environmental rehabilitation and other expenditure 6 39
84 15,379 Operating special items (note 6) 1,538 13
14 21 Amortisation of intangible assets (notes 4 and 17) 2 2
(489) (418) Deferred stripping (51) (72)
Fair value adjustment on option component of convertible
(333) (185) bond (25) (47)
(302) (536) Interest receivable (note 3) (66) (43)
(240) 1,177 Share of equity accounted investments’ loss (profit) (note 8) 138 (35)
381 776 Other non-cash movements 87 56
(1,079) (1,221) Movements in working capital (206) (152)
6,919 5,688 632 983
Movements in working capital:
(1,410) (3,588) Increase in inventories (151) (224)
(404) (618) Increase in trade and other receivables (9) (64)
735 2,985 (Decrease) increase in trade and other payables (46) 136
(1,079) (1,221) (206) (152)
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

Restated
Restated
2007                  2008
Figures in million                                                                                            2008
2007
SA Rands
US Dollars
35 RELATED PARTIES
Material related party transactions were as follows:
Sales and services rendered to related parties
104 95 Joint ventures 11 15
5 – Associates – 1
Purchases and services acquired from related parties
– 15 Associates 2 –
Outstanding balances arising from sale of goods and
services and other loans due by related parties
37 35 Joint ventures 4 5
89 47 Associates 5 13
Outstanding balances arising from purchases of
goods and services and other loans owed to related
parties
4 4 Other 1 1
Amounts owed to/due by related parties are unsecured
and non-interest bearing. Terms relating to associate
related parties are detailed in note 18.
AngloGold Ashanti, which holds an equity investment of
29.7% in Trans-Siberian Gold plc (TSG), entered into a
significant transaction during the June 2007 quarter with
TSG in which two exploration companies were acquired for
a cash consideration of $40m, R284m. The companies
acquired consist of Amikan (which holds the Veduga
deposit and related exploration and mining licences) and
AS APK (which holds the Bogunay deposit and related
exploration and mining licences).
Details of guarantees to associates are included in note 36.
Directors and other key management personnel
Details relating to directors' emoluments and
shareholdings in the company are disclosed in the
Remuneration and Directors' reports. (Detailed on pages
180 to 197).
Compensation to key management personnel included the
following:
133 79 – short-term employee benefits 10 19
8 2 – post-employment benefits – 1
54 3 – share-based payments – 8
195 84 10 28
Shareholders
The major shareholders of the company are detailed from
page 344.
Refer to page 331 for the list of principal and operating
subsidiaries.
Group Annual Financial Statements 2008
Annual Report 2008

Restated
Restated
2007                  2008
Figures in million                                                                                         2008
2007
SA Rands
US Dollars
36 CONTRACTUAL COMMITMENTS AND
CONTINGENCIES
Operating leases
At 31 December 2008, the group was committed to
making the following payments in respect of operating
leases for among others, the hire of plant and equipment
and land and buildings. Certain contracts contain renewal
options and escalation clauses for various periods of time.
Expiry:
72
279
– within one year
30
11
4
169
– between one and two years
18
1
11
447
– between two and five years
47
1
1
15
– after five years
1
–
88
910
96
13
Finance leases
The group has finance leases for plant and equipment,
buildings and motor vehicles. The leases for plant and
equipment and buildings have terms of renewal but no
purchase options. The motor vehicle leases have no
purchase options. Renewals are at the option of the
specific entity that holds the lease. Future minimum lease
payments under finance lease contracts together with the
present value of the net minimum lease payments are as
follows:
Present
Present
value of
Minimum
Minimum
value of
payments
payments
payments
payments
2008
2008
28                 54
Within one year
6                      3
13               114                       Within one year but not more than five years
12                      1
250                 383                      More than five years
40                     27
291                 551
Total minimum lease payments
58                     31
–              (260)
Amounts representing finance charges
(27)
–
291                  291                    Present value of minimum lease payments
31                     31
2007 restated
2007 restated
29
50
Within one year
7
4
24
121
Within one year but not more than five years
18
3
244
411
More than five years
60
36
297
582
Total minimum lease payments
85
43
–
(285)
Amounts representing finance charges
(42)
–
297
297
Present value of minimum lease payments
43
43
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

Restated
Restated
2007                 2008
Figures in million                                                                                          2008
2007
SA Rands
US Dollars
36 CONTRACTUAL COMMITMENTS AND
CONTINGENCIES (CONTINUED)
Capital commitments
Acquisition of tangible assets
2,968 1,414 Contracted for 162 436
5,511 11,362 Not contracted for 1,396 809
8,479 12,776 Authorised by the directors 1,558 1,245
Allocated to:
Project expenditure
2,874 8,384 – within one year 861 422
2,119 658 – thereafter 77 311
4,993 9,042 938 733
Stay-in-business expenditure
3,208 3,325 – within one year 572 471
278 409 – thereafter 48 41
3,486 3,734 620 512
113 90 Share of underlying capital commitments of joint ventures 11 17
Purchase obligations
Contracted for
2,472 2,729 – within one year 289 363
1,995 3,744 – thereafter 396 293
4,467 6,473 685 656
Purchase obligations represent contractual obligations for the purchase of mining contract services, power, supplies, consumables, inventories, explosives and activated carbon.
To service these capital commitments, purchase obligations and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations, and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group's covenant performance indicates that existing financing facilities will be available to meet the commitments detailed above. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.
Summary of contracted uranium sales as at 31 December 2008
The group has the following forward pricing uranium commitments.
Average
contracted
price
Year
000 lbs
(1)
($/lbs)
(2)
2009
494               33.45
2010
988               33.46
2011-2013
1,482               35.94
Great Noligwa, Kopanang and Tau Lekoa produced 1.28 million pounds of uranium oxide in 2008 (2007: 1.23 million pounds).
(1)
Certain contracts allow the buyer to adjust the purchase quantity within a specified range.
(2)
Certain contracts are subject to market related price adjustment mechanisms. In these cases the price disclosed indicates the previous periodic price reset.
In addition, the group has gold sale commitments as disclosed in note 37.
Group Annual Financial Statements 2008
Annual Report 2008

36 CONTRACTUAL COMMITMENTS AND CONTINGENCIES (CONTINUED)
Liabilities                          Liabilities
Liabilities
Liabilities
included   Guarantees
included    Guarantees
Guarantees
included    Guarantees
included
on             and
on
and
and
on
and
on
balance          contin-
balance
contin-
contin-
balance
contin-
balance
sheet
gencies
sheet
gencies
gencies
sheet
gencies
sheet
2007 restated
2008
Figures in million
2008
2007 restated
SA Rands
US Dollars
Contingent liabilities
Groundwater pollution
–                  –                –                  –
– South Africa
(1)
–                 –
–                  –
Deep groundwater pollution
–
–
–
–
– South Africa
(2)
–                 –                  –                   –
Soil and sediment pollution
–
–
–
–
– South Africa
(3)
–                 –
–                   –
Sales tax on gold deliveries
–
429
–
524
– Brazil
(4)
55                 –
63                   –
Other tax disputes
–
108
–
175
– Brazil
(5)
18                 –
16                   –
–
57
–
–
Other contingencies
(6)
–                 –
8                   –
Guarantees
Financial guarantees
–              100
–              100
Oro Africa
(7)
11                 –
15                   –
Hedging guarantees
(8)
3,382           10,176            3,559           9,335
Ashanti Treasury Services
(9)
987              376
1,494                 497
3,539             3,539            3,129           3,129
Geita Management Company
(10)
331              331
520                 520
1,501             1,501            1,142           1,142
AngloGold South America
(11)
121              121
220                 220
AngloGold USA Trading
1,547             2,610            1,117           1,667
Company
(11)
176              118
383                 227
542               542               267             267
Cerro Vanguardia S.A.
(11)
28               28
80                  80
10,511           19,062            9,214         16,339
1,727
974
2,799              1,544
(1)
AngloGold Ashanti Limited has identified a number of groundwater pollution sites at its current operations in South Africa and has investigated a number of different technologies and methodologies that could possibly be used to remediate the groundwater pollution. The geology of the area is typified by a dolomite rock formation that is prone to solution cavities.
Polluted process water from the operations has percolated from pollution sources to this rock formation and has been transported three-dimensionally, creating pollution plumes in the dolomite aquifer. Numerous scientific, technical and legal reports have been produced and the remedying of the polluted soil and groundwater is the subject of a continued research programme between the University of the Witwatersrand and AngloGold Ashanti. Subject to the technology being developed as a proven remediation technique, no reliable estimate can be made for the obligation.
(2)
AngloGold Ashanti has identified a flooding and future pollution risk posed by deep groundwater, due to the interconnected nature of operations in the West Wits and Vaal River operations. AngloGold Ashanti is involved in Task Teams and other structures to find long term sustainable solutions for this risk, together with industry partners and government. There is too little foundation for the accurate estimate of a liability and thus no reliable estimate can be made for the obligation.
(3)
AngloGold Ashanti identified offsite pollution impacts in the West Wits Area. This can be attributed to a long period of gold and uranium mining activity by a number of mining companies, as well as millennia of weathering of natural reef outcrops in the catchment areas. Investigations are underway to confirm, quantify and, if necessary, address these impacts. It is however too early in the process to make an estimate of the liability.
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

(4)
Mineração Serra Grande S.A.(MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the
State of Goiás related to payments of sales taxes on gold deliveries for export, one for the period between February 2004 and
June 2005 and the other for the period between July 2005 and May 2006. The tax authorities maintain that whenever a taxpayer exports gold mined in the State of Goiás through a branch located in a different Brazilian State, it must obtain an authorisation from the Goiás State Treasury by means of a Special Regime Agreement (Termo de Acordo re Regime Especial
– TARE). The MSG operation is co-owned with Kinross Gold Corporation. AngloGold Ashanti Brasil Mineração manages the operation and its attributable share of the first assessment is approximately $34m, R325m (2007: $39m, R266m). Although
MSG requested the TARE in early 2004, the TARE, which authorised the remittance of gold to the company's branch in Minas
Gerais specifically for export purposes, was only granted and executed in May 2006. In November 2006 the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. The State of
Goiás has appealed to the full board of the State of Goiás's tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first one, and the attributable share of the assessment is approximately $21m, R199m (2007: $24m, R163m). AngloGold Ashanti Limited believes both assessments are in violation of
Federal legislation on sales taxes.
(5)
VAT disputes – Brazil – Mineração Serra Grande received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of
Goiás. The tax administrators rejected the company's appeal against the assessment. The company is now dismissing the case at the judicial sphere. The company’s attributable share of the assessment is approximately $6m, R59m (2007: $8m,
R54m). Morro Velho, AngloGold Ashanti Brasil Mineração and Mineração Serra Grande are involved in disputes with tax authorities. These disputes involve federal tax assessments including income tax, social contributions and annual property tax based on ownership of properties outside of urban perimeters (ITR). The amount involved is approximately $12m, R116m
(2007: $8m, R54m).
(6)
The group has several other insignificant contingent liabilities, including uncertainty around various tax assessments received by Sadiola from the government of Mali.
(7)
The group has provided surety in favour of the lender in respect of gold loan facilities with two wholly owned subsidiaries of
Oro Group (Pty) Limited, an associate of the group. The group has a total maximum liability, in terms of the suretyships of
$11m, R100m (2007: $15m, R100m). The suretyship agreements have a termination notice period of 90 days. The group receives a fee from the associate for providing the surety.
(8)
The difference between the amounts stated under guarantees and contingencies, and liabilities included on balance sheet, is the NPSE hedges which are covered by guarantees but not included on the balance sheet.
(9)
The group, together with its wholly owned subsidiary, AngloGold Ashanti Holdings plc, has provided guarantees to several counterparty banks for the hedging commitments of its wholly owned subsidiary Ashanti Treasury Services Limited (ATS).
(10)
AngloGold Ashanti Limited and its wholly-owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterparty banks in which they have guaranteed the due performance by the Geita Management Company
Limited (GMC) of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due.
(11)
The group has issued gold delivery guarantees to several counterparty banks in which it guarantees the due performance of its subsidiaries AngloGold USA Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements.
37 FINANCIAL RISK MANAGEMENT ACTIVITIES
In the normal course of its operations, the group is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price and credit risks. In order to manage these risks, the group may enter into transactions which make use of both on- and off-balance sheet derivatives. The group does not acquire, hold or issue derivatives for trading purposes. The group has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits and controlling and reporting structures.
Group Annual Financial Statements 2008
Annual Report 2008

37 FINANCIAL RISK MANAGEMENT ACTIVITIES (CONTINUED)
Controlling risk in the group
The Executive Committee and the Treasury Committee are responsible for risk management activities within the group. The
Treasury Committee, chaired by the independent chairman of the AngloGold Ashanti Audit and Corporate Governance
Committee, comprising executive members and treasury executives, reviews and recommends to the Executive Committee treasury counterparts, limits, instruments and hedge strategies. The treasurer is responsible for managing gold and other commodity price, foreign exchange, interest rate, liquidity and credit risk. Within the treasury function, there is an independent risk function, which monitors adherence to treasury risk management policy and counterpart limits and provides regular and detailed management reports.
The financial risk management objectives of the group are defined as follows:
•
safeguarding the group's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
•
effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;
•
ensuring that investment and hedging transactions are undertaken with creditworthy counterparts; and
•
ensuring that all contracts and agreements related to risk management activities are coordinated and consistent throughout the group and that they comply where necessary with all relevant regulatory and statutory requirements.
Gold price and foreign exchange risk
Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold.
The group has transactional foreign exchange exposures. Such exposure arises from sales or purchases by an operating unit in currencies other than the unit's functional currency. The gold market is predominately priced in US dollars which exposes the group to the risk that fluctuations in the SA rand/US dollar, Brazilian real/US dollar, Argentinian peso/US dollar and Australian dollar/US dollar exchange rates may also have an adverse effect on current or future earnings. The group is also exposed to certain by-product commodity price risk.
A number of products, including derivatives, are used to manage the gold and silver price and foreign exchange risks that arise out of the group's core business activities. Forward sales contracts and call and put options are used by the group to manage these risks. At year end, the volume of outstanding forward sales contracts was 39,990kg (2007: 108,403kg). The volume of outstanding net call options sold was 146,542kg (2007: 242,373kg) and the volume of outstanding net put options sold was
16,963kg (2007: 46,585kg).
As the group does not enter into financial instruments for trading purposes, the risks inherent to financial instruments are always offset by the underlying risk being hedged. The group further manages such risks by ensuring that the level of hedge cover does not exceed expected sales in future periods, that the tenor of instruments does not exceed the life of mine and that no basis risk exists.
Cash flow hedges
The group’s cash flow hedges consist of commodity and foreign exchange forward contracts that are used to protect against exposures to variability in future commodity and foreign exchange cash flows. The amounts and timing of future cash flows are projected for each portfolio of financial assets and liabilities on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The contractual cash flows across all portfolios over time form the basis for identifying gains and losses on the effective portions of derivatives designated as cash flow hedges of forecast transactions. Gains and losses are initially recognised directly in equity (other comprehensive income) and are transferred to earnings when the forecast transactions affect the income statement.
The cash flow hedge forecast transactions are expected to occur over the next two years, in line with the maturity dates of the hedging instruments and will affect profit and loss simultaneously in an equal and opposite way.
The gains and losses on ineffective portions of such derivatives are recognised immediately in the income statement. During the year to 31 December 2008, a loss of $8m, R64m (2007: loss of $10m, R69m) was recognised in loss on non-hedge derivatives and other commodities in the income statement due to hedge ineffectiveness.
Group Annual Financial Statements 2008
Annual Report 2008

Group
notes to the financial statements For the year ended 31 December

Group Annual Financial Statements 2008
Annual Report 2008

37 FINANCIAL RISK MANAGEMENT ACTIVITIES (CONTINUED)
Non-hedge derivatives
Loss on non-hedge derivatives and other commodity contracts is summarised as follows:
Restated
Figures in million
2008
2007
US Dollars
Loss on non-hedge derivatives and other commodities
(310)
(808)
Unrealised gain on other commodity physical borrowings
8
3
Provision reversed for loss on future deliveries and other commodities
5
13
Loss on non-hedge derivatives and other commodity contracts per the income statement
(297)
(792)
SA Rands
Loss on non-hedge derivatives and other commodities
(6,388)
(5,272)
Unrealised gain on other commodity physical borrowings
74
23
Provision reversed for loss on future deliveries and other commodities
37
80
Loss on non-hedge derivatives and other commodity contracts per the income statement
(6,277)
(5,169)
Loss on non-hedge derivatives and other commodity contracts was $297m, R6,277m in 2008 compared to a loss of $792m,
R5,169m in the previous year. The loss is as a result of the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates, volatilities and credit risk compared to the previous year. The realised loss as a result of the accelerated settlement of non-hedge derivatives was $1,088m, R8,634m in 2008 and is due to the hedge close-outs that were effected during the year.
Included above, the group recognised a loss of $173m, R1,520m (2007: nil) on forward gold contracts previously qualifying for the normal sale exemption (which permits the group to not record such amounts in its financial statements until the maturity date of the contract) under which the group had committed to deliver a specified quantity of gold at a future date in exchange for an agreed price. However, due to the inability of a single counterparty to accept the physical delivery of gold for the forward contracts expiring in April through June 2008, the group cash settled such contracts during the period. Accordingly, the remaining contracts with this counterparty scheduled to mature in later periods have been determined to not meet all of the requirements necessary for them to continue to qualify for the normal sales exemption in future periods and are being accounted for as non-hedge derivatives at fair value on the balance sheet, with a change in fair value reflected in the income statement.
Net open hedge position as at 31 December 2008
The marked-to-market value of all derivatives, irrespective of accounting designation, making up the hedge position was negative
$2.46bn (negative R23.25bn) as at 31 December 2008 (as at 31 December 2007: negative $4.27bn, negative R29.10bn). These values were based on a gold price of $872 per ounce, exchange rates of $1 = R9.4550 and A$1 = $0.6947 and the prevailing market interest rates and volatilities at 31 December 2008. The values as at 31 December 2007 were based on a gold price of
$836 per ounce, exchange rates of $1 = R6.8104 and A$1 = $0.8798 and the market interest rates and volatilities prevailing at that date.

37 FINANCIAL RISK MANAGEMENT ACTIVITIES (CONTINUED)
The table below reflects the hedge position as at 31 December 2008 and includes the effect of all hedge close-outs undertaken during the year.
Summary: All open contracts in the group's commodity hedge position as at 31 December 2008
2014-
Year
2009
2010
2011
2012
2013
2016
Total
2007
US Dollar/Gold
Forward contracts
Amount (kg)
(5,960)
(1)
8,354        11,765        11,944          9,518           2,845         38,466
84,952
$/oz
$1,199            $204          $383           $404           $408            $510           $467
$322
Put options sold
Amount
(kg)
4,043           4,226         3,048           1,882         1,882           1,882
16,963            39,120
$/oz
$671            $708          $533            $430          $440            $450            $579
$607
Call options purchased
Amount (kg)
–
9,813
$/oz
$427
Call options sold
Amount
(kg)
14,805        33,394        38,312          24,461         17,857          22,067
150,896           245,093
$/oz
$442           $537          $530             $622            $601            $606          $557
$535
Rand/Gold
Forward contracts
Amount (kg)
(1,866)
(1)
(1,866)
(1)
933
R/kg
R157,213                                                                                                 R157,213
R116,335
Call options sold
Amount (kg)
–
8,958
R/kg
R216,522
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

Group Annual Financial Statements 2008
Annual Report 2008

37 FINANCIAL RISK MANAGEMENT ACTIVITIES (CONTINUED)
Summary: All open contracts in the group's commodity hedge position as at 31 December 2008 (continued)
2014-
Year
2009
2010
2011
2012
2013
2016
Total
2007
Australian Dollar/Gold
Forward contracts
Amount (kg)
280
3,110
3,390
22,518
A$/oz
A$852          A$652
A$669
A$795
Put options sold
Amount (kg)
–
7,465
A$/oz
A$882
Call options purchased
Amount (kg)
1,244
3,110
4,354
7,464
A$/oz
A$694          A$712
A$707
A$696
Call options sold
Amount (kg)
–
5,599
A$/oz
A$954
Total net gold
Delta (kg)
(2)
(4,501)
(36,523)
(44,466)
(31,629)
(24,106)
(20,998)
(162,223)
(323,121)
Delta (oz)
(2)
(144,720)   (1,174,250)  (1,429,620)  (1,016,910)
(775,040)
(675,070)   (5,215,610)
(10,388,567)
The open delta hedge position of the group at 31 December 2008 was 5.22Moz or 162t (31 December 2007: 10.39Moz or 323t).
(1)
Indicates a net long position resulting from forward purchase contracts.
(2)
The delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2008.
US Dollar/Silver
Put options purchased
Amount (kg)
–            43,545
$/oz
$7.66
Put options sold
Amount (kg)
–            43,545
$/oz
$6.19
Call options sold
Amount (kg)
–            43,545
$/oz
$8.64
Certain of the hedging positions reported in the tables above are governed by early termination clauses in favour of certain counterparts.

37 FINANCIAL RISK MANAGEMENT ACTIVITIES (CONTINUED)
Summary: All open contracts in the group's currency hedge position as at 31 December 2008
2014-
Year
2009
2010
2011
2012
2013
2016
Total
2007
Rand/US Dollar (000)
Forward contracts
Amount ($)
–
35,000
R per $
R6.94
Put options purchased
Amount ($)
30,000
30,000
120,000
R per $
R11.56
R11.56
R6.98
Put options sold
Amount ($)
50,000
50,000
120,000
R per $
R9.52
R9.52
R6.65
Call options sold
Amount ($)
50,000
50,000
135,000
R per $
R11.61
R11.61
R7.35
Australian Dollar/
US Dollar (000)
Forward contracts
Amount ($)
450,000
450,000
190,000
$ per A$
$0.65
$0.65
$0.84
Put options purchased
Amount ($)
10,000
10,000
140,000
$ per A$
$0.69
$0.69
$0.83
Put options sold
Amount ($)
10,000
10,000
140,000
$ per A$
$0.76
$0.76
$0.87
Call options sold
Amount ($)
10,000
10,000
140,000
$ per A$
$0.64
$0.64
$0.81
Brazilian Real/
US Dollar (000)
Forward contracts
Amount ($)
62,340
62,340
31,000
BRL per $
BRL1.86
BRL1.86
BRL1.99
Put options purchased
Amount ($)
–
24,000
BRL per $
BRL1.87
Call options sold
Amount ($)
–
68,000
BRL per $
BRL1.92
The mix of hedging instruments, the volume of production hedged and the tenor of the hedging book is continually reviewed in the light of changes in operational forecasts, market conditions and the group's hedging policy.
Forward sales contracts require the future delivery of the underlying at a specified price.
A put option gives the put buyer the right, but not the obligation, to sell the underlying to the put seller at a predetermined price on a predetermined date.
A call option gives the call buyer the right, but not the obligation, to buy the underlying from the call seller at a predetermined price on a predetermined date.
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

Group Annual Financial Statements 2008
Annual Report 2008

37 FINANCIAL RISK MANAGEMENT ACTIVITIES (CONTINUED)
Interest rate and liquidity risk
Fluctuations in interest rates impact on the value of short-term cash investments and financing activities, giving rise to interest rate risk.
In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market-related returns while minimising risks. The group is able to actively source financing at competitive rates. The counterparts are financial and banking institutions of good credit standing and counterpart credit ratings are regularly monitored.
The group has sufficient undrawn borrowing facilities available to fund working capital requirements (notes 28 and 38).
The following are the contractual maturities of financial liabilities, including interest payments.
Non-derivative financial liabilities
Between
Between
Within
one and
two and
After
one year
two years
five years
five years
Total
Effective
Effective
Effective
Effective
rate
rate
rate
rate
Million
%
Million
%
Million
%
Million
%
Million
2008
Borrowings
1,114
883                               12                               40
2,049
– In USD
1,072             2.6            326           2.6                 –
–
1,398
– ZAR in USD equivalent
3
10.7                3           9.9                 9            9.8              40           9.8              55
– AUD in USD equivalent
35            6.1             549           6.1                 –
–
584
– BRL in USD equivalent
4            4.0                5           3.4                 3            3.2               –
12
Trade and other payables
488
–
–
–
488
Restated 2007
Borrowings
397                           1,041                             570
60                          2,068
– In
USD
69            4.7
1,037             2.4            407            8.5                –
1,513
– ZAR in USD equivalent
327
10.5
3
9.9
12
9.9
60
9.8
402
– AUD in USD equivalent
1
7.7
1
7.7
150
7.7
–
152
– BRL in USD equivalent
–
–
1
5.0
–
1
Trade and other payables
571
1
–
–
572

37 FINANCIAL RISK MANAGEMENT ACTIVITIES (CONTINUED)
The following are the undiscounted forecast principal cash flows arising from all on balance sheet derivative contracts
(cash flow hedges and non-hedges).
Derivative financial assets and (liabilities)
Within
Between
Between
one
one and
two and
After
year
two years
five years
five years
Total
US Dollar million
At 31 December 2008
Cash inflows from assets
436
121
41
–                 598
Cash outflows from liabilities
(213)
(305)
(845)
(292)
(1,655)
Net cash inflows (outflows)
223                 (184)
(804)
(292)
(1,057)
At 31 December 2007
Cash inflows from assets
381
72
59
44
556
Cash outflows from liabilities
(697)
(575)
(1,113)
(685)
(3,070)
Net cash outflows
(316)
(503)
(1,054)
(641)
(2,514)
SA Rand million
At 31 December 2008
Cash inflows from assets
4,120                1,142                  389
–              5,651
Cash outflows from liabilities
(2,011)
(2,888)
(7,991)
(2,755)
(15,645)
Net cash inflows (outflows)
2,109              (1,746)
(7,602)
(2,755)
(9,994)
At 31 December 2007
Cash inflows from assets
2,595
490
402
300
3,787
Cash outflows from liabilities
(4,747)
(3,916)
(7,580)
(4,665)
(20,908)
Net cash outflows
(2,152)
(3,426)
(7,178)
(4,365)
(17,121)
Credit risk
Credit risk arises from the risk that a counterpart may default or not meet its obligations timeously. The group minimises credit risk by ensuring that credit risk is spread over a number of counterparts. These counterparts are financial and banking institutions of good credit standing. Counterpart credit limits and exposures are reviewed by the Treasury Committee. Where possible, management tries to ensure that netting agreements are in place. No set-off is applied to the balance sheet due to the different maturity profiles of assets and liabilities. The combined maximum credit risk exposure at the balance sheet date by class of derivative financial instrument is $570m, R5,386m (2007: $516m, R3,516m) on a contract by contract basis.
The combined maximum credit risk exposure of the group is as follows:
Restated
Restated
Figures in million
2008
2007
2008
2007
US Dollars
SA Rands
Commodity option contract
56
200
527
1,365
Foreign exchange option contracts
6
14
57
94
Forward sale commodity contracts
468
255
4,426
1,736
Forward foreign exchange contracts
25
12
239
82
Gold interest rate swap
15
35
137
239
All derivatives
570
516
5,386
3,516
Other investments
49
69
461
471
Other non-current assets
1
2
17
16
Trade and other receivables
82
60
773
385
Cash restricted for use (note 23)
44
39
415
264
Cash and cash equivalents (note 24)
575
477
5,438
3,246
Total financial assets
1,321
1,163
12,490
7,898
Financial guarantees
11
15
100
100
Total
1,332
1,178
12,590
7,998
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

Group Annual Financial Statements 2008
Annual Report 2008

37 FINANCIAL RISK MANAGEMENT ACTIVITIES (CONTINUED)
Credit risk (continued)
In addition, the group has also guaranteed the hedging commitments of several subsidiary companies as disclosed in note 36.
Credit risk exposure of all derivatives netted by counterparts amounts to $207m, R1,954m (2007: $123m, R839m). Trade and other receivables that are past due but not impaired totalled $8m, R74m (2007: $1m, R5m). Trade and other receivables that are impaired totalled $1m, R7m and other investments that are impaired totalled $6m, R60m. No other financial assets are past due but not impaired.
Trade debtors mainly comprise banking institutions purchasing gold bullion. Normal market settlement terms are two working days. No impairment was recognised as the principal debtors continue to be in a sound financial position.
The group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparts. The group's reserves and financial strength have allowed it to arrange unmargined credit lines with counterparts.
Fair value of financial instruments
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information.
These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the group's financial instruments as at 31 December 2008 are as follows:
Type of instrument
Carrying
Fair
Carrying
Fair
amount
value
amount                value
Figures in million
2008
Restated 2007
US Dollars
Financial assets
Other investments (note 19) 66 67
103                 103
Other non-current assets
1                     1
2                    2
Trade and other receivables
82                    82
56                   56
Cash restricted for use (note 23)
44                    44
39                   39
Cash and cash equivalents (note 24)
575                   575
477                  477
Derivatives
(3)
570                   570
516                  516
Financial liabilities
Borrowings (note 28) 1,933 1,918
1,848               1,879
Trade and other payables 488 488
572                 572
Derivatives
(3)
1,762 3,068
2,918               4,883
SA Rands
Financial assets
Other investments (note 19) 625 638
699                700
Other non-current assets 17 17
16                 16
Trade and other receivables 773 773
385                385
Cash restricted for use (note 23) 415 415
264                264
Cash and cash equivalents (note 24) 5,438 5,438
3,246              3,246
Derivatives
(3)
5,386 5,386
3,516              3,516
Financial liabilities
Borrowings (note 28) 18,270 18,131
12,589            12,804
Trade and other payables
4,619               4,619               3,892              3,892
Derivatives
(3)
16,661              29,006
19,873            33,253
(3)
Carrying amounts represent on-balance sheet derivatives and fair value includes off-balance sheet normal sale exempted contracts.
The amounts in the tables above do not necessarily agree with the totals in the notes as only financial assets and liabilities are shown.

37 FINANCIAL RISK MANAGEMENT ACTIVITIES (CONTINUED)
Type of instrument (continued)
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash restricted for use, cash and cash equivalents and trade and other payables
The carrying amounts approximate fair value because of the short-term duration of these instruments.
Trade and other receivables
The fair value of the non-current portion of trade and other receivables has been calculated using market interest rates.
Investments and other non-current assets
Listed equity investments classified as available-for-sale are carried at fair value while fixed income investments and other non-
current assets are carried at amortised cost. The fair value of fixed income investments and other non-current assets has been calculated using market interest rates.
Borrowings
The fair values of listed fixed rate debt and the convertible bonds are shown at their closing market value as at 31 December
2008. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.
Derivatives
The fair values of derivatives are estimated based on ruling market prices, volatilities, interest rates and credit risk as at 31 December
2008. The fair value amounts for derivatives include off balance sheet normal sale exempted gold contracts, which are not carried on the balance sheet and are excluded from the carrying amount. All other derivatives are carried on balance sheet at fair value.
The group uses the Black-Scholes option pricing formula to value option contracts. One of the inputs into the model is the level of volatility. These volatility levels are themselves not exchange traded and are not observable generally in the market. The group uses volatility inputs supplied by leading market participants (international banks). The group believes that no other possible alternative would result in significantly different fair value estimations.
Derivative assets (liabilities) comprise the following:
ASSETS
LIABILITIES
Normal
Cash flow
Non-
Normal
Cash flow
Non-
sale
hedge
hedge
sale
hedge
hedge
exempted    accounted   accounted
Total
exempted    accounted   accounted
Total
Figures in million
2008
US Dollars
Commodity option contracts
–                –             56                 56
(534)
(4)
–         (1,311)
(1,845)
Foreign exchange option
contracts
–                 –              6                   6               –                  –              (5)
(5)
Forward sale commodity
contracts
–
–           468                468          (748)
(146) (290) (1,184)
Forward foreign exchange
contracts
–                 –            25                  25                –              (1)
(9) (10)
Gold interest rate swaps
–                 –            15                  15            (24)
–                –             (24)
Sub-total hedging –
–           570                570
(1,306) (147) (1,615) (3,068)
Option component of
convertible bonds
–                 –              –                    –              –                 –                –                 –
All derivatives –
–           570                 570
(1,306) (147) (1,615) (3,068)
Restated 2007
Commodity option contracts – – 200 200 (708)
(4)
–         (2,230)
(2,938)
Foreign exchange option
contracts
–                 –
14
14                 –                 –
(20) (20)
Forward sale commodity
contracts
–
3             252             255
(1,230) (339) (302) (1,871)
Forward foreign exchange
contracts
–                4                8
12                 –                –                (1)
(1)
Gold interest rate swaps – – 35 35 (27) – (1) (28)
Sub-total hedging –
7             509             516
(1,965) (339) (2,554) (4,858)
Option component of
convertible
bonds
–                –                 –                –                –                 –
(25) (25)
All derivatives –
7              509             516
(1,965) (339) (2,579) (4,883)
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

Group Annual Financial Statements 2008
Annual Report 2008

37 FINANCIAL RISK MANAGEMENT ACTIVITIES (CONTINUED)
Type of instrument (continued)
ASSETS
LIABILITIES
Normal
Cash flow
Non-
Normal
Cash flow
Non-
sale
hedge
hedge
sale
hedge
hedge
exempted    accounted   accounted
Total
exempted    accounted    accounted
Total
Figures in million
2008
SA Rands
Commodity option contracts
–
–            527              527
(5,048)
(4)
–       (12,391)
(17,439)
Foreign exchange option
contracts
–                 –
57
57                 –                 –
(45)
(45)
Forward sale commodity
contracts
–
–          4,426          4,426         (7,069)
(1,385)
(2,744)
(11,198)
Forward foreign exchange
contracts
–
–             239             239
–              (9)
(86)
(95)
Gold interest rate swaps
–
–             137             137           (228)
–               (1)
(229)
Sub-total hedging
–
–           5,386          5,386
(12,345)
(1,394)
(15,267)
(29,006)
Option component of
convertible bonds
–                 –                –                 –               –                –                 –                 –
All derivatives
–
–           5,386          5,386
(12,345)
(1,394)
(15,267)
(29,006)
Restated 2007
Commodity option contracts
–
–
1,365
1,365
(4,822)
(4)
–       (15,190)
(20,012)
Foreign exchange option
contracts
–                 –
94
94                 –                 –
(136)
(136)
Forward sale commodity
contracts
–
19           1,717          1,736         (8,377)
(2,307)
(2,056)
(12,740)
Forward foreign exchange
contracts
–               28             54               82                  –                –               (9)
(9)
Gold interest rate swaps
–
–
239
239
(181)
–
(5)
(186)
Sub-total
hedging
–
47          3,469           3,516
(13,380)
(2,307)
(17,396)
(33,083)
Option component of
convertible
bonds
–                –                –                 –                –                 –
(170)
(170)
All
derivatives
–
47           3,469           3,516
(13,380)
(2,307)
(17,566)
(33,253)
The derivative assets (liabilities) are stated after taking into consideration the impact of credit risk totalling $227m at 31 December
2008 (2007: nil).
(4)
Deliverable call options sold.
Sensitivity analysis
Derivatives
A principal part of the group's management of risk is to monitor the sensitivity of derivative positions in the hedge book to changes in the underlying factors,viz. commodity price, foreign exchange rate and interest rates under varying scenarios.
The following table discloses the approximate sensitivities of the US dollars marked-to-market value of the hedge book to key underlying factors at 31 December 2008 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).
The table also sets out the impact on the marked-to-market value of the hedge book of an incremental parallel fall or rise in the respective yield curves at the beginning of each month, quarter or year (as is appropriate) from 1 January 2009. The yield curves match the maturity dates of the individual derivative positions in the hedge book. These figures incorporate the impact of any option features in the underlying exposures.

37 FINANCIAL RISK MANAGEMENT ACTIVITIES (CONTINUED)
Sensitivity analysis (continued)
Normal
Cash
Non-               Total
Total
sale
flow hedge
hedge
change in
change in
Change
exempted
accounted
accounted
fair value
fair value
in rate (+)
(million)
(million)
(million)
(million)
(million)
Restated
US Dollars
2008
2007
Currency (R/$)
Spot(+1)                    –                     (1)
2                      1
(34)
Currency (A$/$)
Spot(+0.25)                   43
–                  132                   175                   62
(5)
Currency (BRL/$)
Spot(+0.25)                     –                     (1)
(4) (5) (4)
(5)
Gold price ($/oz)
Spot(+200)               (546)
(58) (449) (1,053) (2,095)
USD interest rate (%)
IR(+0.1)               (15)
–                  (33)
(48) (101)
ZAR interest rate (%)
IR(+1.5)                   –                        –                     –                     –                    (6)
AUD interest rate (%)
IR(+1.5)                 (1)
–                   (1)
(2) (2)
Gold interest rate (%)
IR(+0.5)                  22                        1                   43                    66
115
Normal
Cash
Non-               Total
Total
sale
flow hedge
hedge
change in
change in
Change
exempted
accounted
accounted
fair value
fair value
in rate (-)
(million)
(million)
(million)
(million)
(million)
Restated
US Dollars
2008
2007
Currency (R/$)
Spot(-1)                   –                         1                 (4)
(3) 29
Currency (A$/$)
Spot(-0.25)                (43)
–               (130)
(173) (75)
(6)
Currency (BRL/$)
Spot(-0.25)                    –                         1                   5                       6                     4
(6)
Gold price ($/oz)
Spot(-200)                 541                       58                376                    975
1,928
USD interest rate (%)
IR(-0.1)                 15                        –                  35                      50
104
ZAR interest rate (%)
IR(-1.5)                   –                        –                   –                       –                     6
AUD interest rate (%)
IR(-1.5)                   1                        –                    1                      2                     2
Gold interest rate (%)
IR(-0.5)                (23)
(1) (44) (68) (118)
(5)
Change in rate (+) of Spot (+0.1).
(6)
Change in rate (-) of Spot (-0.1).
IR represents Interest Rate.
The sensitivity analysis in SA rands can be calculated by applying the exchange rate in US dollars of $1 = R9.4550 at
31 December 2008.
Interest rate risk on other financial assets and liabilities (excluding derivatives)
The group also monitors interest rate risk on other financial assets and liabilities.
The following table shows the approximate interest rate sensitivities of other financial assets and liabilities at 31 December 2008
(actual changes in the timing and amount of the following variables may differ from the assumed changes below). As the sensitivity is the same (linear) for both increases in interest rates only absolute numbers are presented.
Change            Change
Change
Change
Change
Change
in interest
in interest
in interest
in interest
in interest
in interest
rate           amount
amount
rate            amount
amount
in currency
US dollars
in currency
US dollars
(%)
(million)
(million)
(%)
(million)
(million)
Figures in million
2008
Restated 2007
Financial assets
USD denominated (%)
1.00                  1                        1
1.00                    1                     1
ZAR denominated (%)
(7)
1.50                10                         1
1.50                  13                     2
AUD denominated (%)
1.50                  –                        –
1.50                    1                     1
BRL denominated (%)
2.50                  4                        2
2.50                    2                     1
NAD denominated (%)
1.50                   1                       –
1.50                     1                    –
Financial liabilities
USD denominated (%)
1.00                  3                         3
1.00                     4                    4
AUD denominated (%)
1.50                  8                         6
1.50                     3                     2
(7)
This is the only interest rate risk for the company.
Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

38 CAPITAL MANAGEMENT
The primary objective of managing the group's capital is to ensure that there is sufficient capital available to support the funding requirements of the group, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders'
returns and ensures that the group remains in a sound financial position.
The group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.
The group raised finance of $1.7 billion in July 2008 by way of a rights offer enabling the group to reduce the hedge book and redeem the South African corporate bond. In December 2008, AngloGold Ashanti secured a $1 billion one-year term facility with the option to extend to November 2010 for the purposes of refinancing the $1 billion convertible bond due for redemption in
February 2009.
The group monitors capital using a gearing ratio, which is defined as net debt divided by EBITDA. The elements considered to form part of capital are as listed in the Non-GAAP disclosure on page 336.
Restated
Figures in million
2008
2007
US Dollars
Borrowings (note 28)
1,933
1,848
Corporate office finance lease (note 28)
(27)
(37)
Unamortised portion of the convertible bond
(4)
23
Cash restricted for use (note 23)
(44)
(39)
Cash and cash equivalents (note 24)
(575)
(477)
Net debt
1,283
1,318
Net capital employed
(1)
4,683
5,360
Gearing ratio
27%
25%
SA Rands
Borrowings (note 28)
18,270
12,589
Corporate office finance lease (note 28)
(254)
(249)
Unamortised portion of the convertible bond
(38)
157
Cash restricted for use (note 23)
(415)
(264)
Cash and cash equivalents (note 24)
(5,438)
(3,246)
Net debt
12,125
8,987
Net capital employed
(1)
44,275
36,521
Gearing ratio
27%
25%
(1)
Refer to Non-GAAP note 8 on page 336.
Group Annual Financial Statements 2008
Annual Report 2008

Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

39 CHANGES TO COMPARATIVE INFORMATION
Balance
Balance
per
The effect
per
The effect
annual
of equity
annual
of equity
financial
accounted
Revised
financial
accounted
Revised
statements
joint
2007                                                                         statements
joint
2007
2007
ventures      comparative
Figures in million
2007
ventures      comparative
SA Rands
US Dollars
Income statement
24,383             (2,507)
21,876
Revenue
3,472                (359)
3,113
23,052             (1,951)
21,101
Gold
income
3,280                (278)
3,002
(18,495)
1,254
(17,241)
Cost of sales
(2,636)
178
(2,458)
Loss on non-hedge derivatives and
(5,081)
(88)
(5,169)
other commodity contracts
(780)
(12)
(792)
(524)
(785)
(1,309)
Gross loss
(136)
(112)
(248)
Corporate administration and other
(885)
(9)
(894)
expenses
(126)
(2)
(128)
(115)
–
(115)
Market development costs
(16)
–
(16)
(839)
15                 (824)
Exploration
costs
(120)
3                 (117)
(134)
–
(134)
Other operating expenses
(20)
–
(20)
(139)
55
(84)
Operating special items
(21)
8
(13)
(2,636)
(724)
(3,360)
Operating loss
(439)
(103)
(542)
16
–
16
Dividend received from other investments
2
–
2
312                   (10)
302
Interest
received
45                    (2)
43
4
(10)
(6)
Exchange gain (loss)
1
(2)
(1)
Fair value adjustment on option
333
–
333
component of convertible bond
47
–
47
Finance costs and unwinding
(880)
35                (845)
of
obligations
(125)
5               (120)
Share of equity accounted investments’
(164)
404                   240
(loss)
profit
(23)
58                   35
(3,015)
(305)
(3,320)
Loss before taxation
(492)
(44)
(536)
(1,039)
305                (734)
Taxation
(145)
44                (101)
Loss after taxation from continuing
(4,054)
–             (4,054)
operations
(637)
–               (637)
Discontinued operations
7
–
7
Profit from discontinued operations
1
–
1
(4,047)
–             (4,047)
Loss for the year
(636)
–               (636)
Allocated as follows
(4,269)
–            (4,269)
Equity
shareholders
(668)
–               (668)
222                       –
222
Minority
interest
32                      –
32
(4,047)
–            (4,047)
(636)
–               (636)
Basic and diluted (loss) profit per
ordinary share (cents)
(1,519)
–
(1,519)
Loss from continuing operations
(237)
–
(237)
3
–
3
Profit from discontinued operations
–
–
–
(1,516)
–             (1,516)
Loss
(237)
–                (237)

Group Annual Financial Statements 2008
Annual Report 2008

39 CHANGES TO COMPARATIVE INFORMATION (CONTINUED)
Balance
Balance
per
The effect
per
The effect
annual
of equity
annual
of equity
financial
accounted
Revised
financial
accounted
Revised
statements
joint
2007                                                                         statements
joint
2007
2007
ventures      comparative
Figures in million
2007
ventures      comparative
SA Rands
US Dollars
Balance sheet
ASSETS
Non-current assets
45,783                 (688)
45,095
Tangible
assets
6,722                (101)
6,621
2,996                 (137)
2,859
Intangible
assets
440                  (20)
420
Investments in associates and equity
140                 2,043              2,183
accounted
joint
ventures
21                  300                 321
795                   (96)
699
Other
investments
117                  (14)
103
2,217                 (410)
1,807
Inventories
325                  (60)
265
566
(179)
387
Trade and other receivables
83
(26)
57
543                 (113)
430
Deferred
taxation
80                  (17)
63
278
–
278
Other non-current assets
41
–
41
53,318                   420
53,738
7,829                     62
7,891
Current assets
4,603                 (850)
3,753
Inventories
676                 (125)
551
1,587
(203)
1,384
Trade and other receivables
233
(30)
203
3,516                       –
3,516
Derivatives
516                      –
516
Current portion of other non-current
2                      –                    2
assets
–                     –                     –
264
–
264
Cash restricted for use
39
–
39
3,381
(135)
3,246
Cash and cash equivalents
496
(19)
477
13,353               (1,188)
12,165
1,960                  (174)
1,786
210
–
210
Non-current assets held for sale
31
–
31
13,563               (1,188)
12,375
1,991                  (174)
1,817
66,881                  (768)
66,113
Total assets
9,820                  (112)
9,708
EQUITY AND LIABILITIES
22,371
–
22,371
Share capital and premium
3,285
–
3,285
(6,167)
–            (6,167)
Retained earnings and other reserves
(906)
–
(906)
16,204                       –
16,204
Shareholders'
equity
2,379                      –
2,379
429                      –
429
Minority
interests
63                     –
63
16,633                      –
16,633
Total equity
2,442                      –
2,442

Group
notes to the financial statements For the year ended 31 December
Group Annual Financial Statements 2008
Annual Report 2008

39 CHANGES TO COMPARATIVE INFORMATION (CONTINUED)
Balance
Balance
per
The effect
per
The effect
annual
of equity
annual
of equity
financial
accounted
Revised
financial
accounted
Revised
statements
joint
2007                                                                         statements
joint
2007
2007
ventures      comparative
Figures in million
2007
ventures      comparative
SA Rands
US Dollars
Non-current liabilities
10,441                   (25)
10,416        Borrowings
1,533
(4)
1,529
Environmental rehabilitation and
3,361                 (185)
3,176
other
provisions
494                  (27)
467
Provision for pension and post-
1,208                      –
1,208
retirement
benefits
177                      –
177
Trade, other payables and deferred
79                      –
79
income
12                      –
12
1,110                      –
1,110
Derivatives
163                      –
163
7,159                   (59)
7,100
Deferred
taxation
1,051                    (9)
1,042
23,358                  (269)
23,089
3,430                   (40)
3,390
Current liabilities
2,309
(136)
2,173
Current portion of borrowings
339
(20)
319
Trade, other payables and deferred
4,549                (231)
4,318
income
668                  (33)
635
18,763                       –
18,763
Derivatives
2,755                     –
2,755
1,269                 (132)
1,137
Taxation
186                 (19)
167
26,890                 (499)
26,391
3,948                  (72)
3,876
50,248                 (768)
49,480
Total liabilities
7,378                  (112)
7,266
66,881                 (768)
66,113
Total equity and liabilities
9,820                  (112)
9,708

Group Annual Financial Statements 2008
Annual Report 2008

39 CHANGES TO COMPARATIVE INFORMATION (CONTINUED)
Balance
Balance
per
The effect
per
The effect
annual
of equity
annual
of equity
financial
accounted
Revised
financial
accounted
Revised
statements
joint
2007                                                                         statements
joint
2007
2007
ventures      comparative
Figures in million
2007
ventures      comparative
SA Rands
US Dollars
Cash flow statement
Cash flows from operating activities
24,059
(2,464)
21,595
Receipts from customers
3,424
(353)
3,071
(16,144)
1,468
(14,676)
Payments to suppliers and employees
(2,303)
215
(2,088)
7,915
(996)
6,919
Cash generated from operations
1,121
(138)
983
(14)
–
(14)
Cash utilised by discontinued operations
(2)
–
(2)
1
443
444
Dividends received from associates
–
65
65
(1,664)
400             (1,264)
Taxation
paid
(237)
57                (180)
6,238                 (153)
6,085
Net cash inflow from operating activities
882                  (16)
866
Cash flows from investing activities
Capital expenditure
(3,440)
28
(3,412)
– project expenditure
(489)
4
(485)
(3,758)
32
(3,726)
– stay-in-business expenditure
(535)
5
(530)
Acquisition of assets from Trans-Siberian
(284)
–               (284)
Gold
plc
(40)
–                 (40)
197                      –
197
Proceeds from disposal of tangible assets
29
–
29
Proceeds from disposal of assets of
9                     –                     9
discontinued
operations
1                     –                      1
(190)
–
(190)
Other investments acquired
(27)
–
(27)
1                     –                     1
Associates
loans
repaid
–                     –                     –
174
–
174
Proceeds from disposal of investments
25
–
25
16
–
16
Dividend received from other investments
2
–
2
(177)
–
(177)
Increase in cash restricted for use
(25)
–
(25)
260                   (13)
247
Interest
received
37                    (2)
35
(7)
–                  (7)
Loans
advanced
(1)
–                   (1)
10
–
10
Repayment of loans advanced
1
–
1
(7,189)
47
(7,142)
Net cash outflow from investing activities
(1,022)
7
(1,015)
Cash flows from financing activities
247
–
247
Proceeds from issue of share capital
34
–
34
(4)
–
(4)
Share issue expenses
–
–
–
6,111
(193)
5,918
Proceeds from borrowings
870
(27)
843
(3,932)
280
(3,652)
Repayment of borrowings
(560)
40
(520)
(511)
9
(502)
Finance costs paid
(73)
1
(72)
(1,050)
–             (1,050)
Dividends
paid
(144)
–                (144)
861                     96
957
Net cash inflow from financing activities
127                    14
141
Net (decrease) increase in cash and cash
(90)
(10)
(100)
equivalents
(13)
5                   (8)
4                    45                   49
Translation
14                      –                   14
Cash and cash equivalents at beginning
3,467                 (170)
3,297
of
year
495                   (24)
471
3,381                 (135)
3,246
Cash and cash equivalents at end of year
496                   (19)
477
The 2007 Statement of recognised income and expense is not affected by any of the restatements included above.

40 RECENT DEVELOPMENTS
Repayment of convertible bond and term facility amendment
The $1 billion convertible bond matured on 27 February 2009 and was redeemed by the company using the proceeds from the
Standard Chartered term facility that had been arranged for this purpose. The company has signed an agreement with Standard
Chartered amending the terms of the term facility signed in November 2008. The amendment, which comes into effect upon repayment of $750 million of the facility prior to 26 August 2009 will, in addition to the outstanding balance of $250 million allow the company to retain revolving access to a further $250 million. The margin over the banks capped cost of funds will now remain fixed at 4.25% for the full two-year period of the facility.
AngloGold Ashanti to sell its 33.33% joint venture interest in Boddington Gold Mine to Newmont Mining Corporation
On 28 January 2009, AngloGold Ashanti announced that it had agreed to sell its indirect 33.33% joint venture interest in the
Boddington Gold Mine in Western Australia to Newmont Mining Corporation (Newmont). Consideration for the sale consists of:
•
$750 million payable in cash upon the fulfilment of all conditions precedent;
•
$240 million that will be settled, at Newmont’s option in December 2009, payable either in cash and/or Newmont shares; and
•
A royalty capped at $100 million, calculated as the product of, 50% of the amount by which the average spot gold price in each quarter exceeds the cash costs of the Boddington Gold Mine, as reported by Newmont, by $600 per ounce and, one-
third of total gold production from the Boddington Gold Mine in that quarter. The royalty is payable in each quarter from and after the second quarter in 2010 that the above threshold is achieved.
AngloGold Ashanti will be reimbursed for all contributions made to the joint venture after 1 January 2009 and AngloGold Ashanti will pay Newmont $8 million in respect of its share of working capital at 1 January 2009.
AngloGold Ashanti to sell Tau Lekoa mine
On 17 February 2009, AngloGold Ashanti announced that it has agreed to sell with effect from 1 January 2010 (or after), the Tau
Lekoa mine together with the adjacent Weltevreden and Goedgenoeg project areas to Simmer & Jack Mines Limited (Simmers)
for an aggregate consideration of:
•
R600 million less an offset up to a maximum of R150 million for unhedged free cash flow
(1)
generated by the Tau Lekoa mine
in the period between 1 January 2009 and 31 December 2009 as well as an offset for unhedged free cash flow
(1)
generated
by the Tau Lekoa mine in the period between 1 January 2010 and the effective date of the sale. Simmers shall endeavour to settle the full amount in cash, however it may issue to AngloGold Ashanti ordinary shares in Simmers up to a maximum value of R150 million with the remainder being payable in cash; and
•
a royalty, (Royalty) determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa mine and any operations as developed at Weltevreden and Goedgenoeg. The Royalty will be payable quarterly for each quarter commencing from 1 January 2010 until the total production from the assets upon which the Royalty is paid is equal to 1.5 million ounces and provided that the average quarterly rand price of gold is equal to or exceeds R180,000/kg (in
1 January 2010 terms).
(1)
Net cash inflow from operating activities less stay-in-business capital expenditure.
Group Annual Financial Statements 2008
Annual Report 2008

Group
notes to the financial statements For the year ended 31 December

Annual Report 2008

Company Annual Financial Statements 2008
The company annual financial statements represent the South African operations and corporate office.
These company annual financial statements are a statutory requirement and are accordingly presented in South African rands only.
The functional currency of the company is South African rands.
Figures in million
Notes
2008
2007
SA Rands
Revenue
1
13,616
10,669
Gold income
1
12,652
9,971
Cost of sales
2
(8,296)
(7,528)
Loss on non-hedge derivatives and other commodity contracts
32
(1,632)
(1,205)
Gross profit
2,724
1,238
Corporate administration and other expenses
(922)
(782)
Market development costs
(60)
(68)
Exploration costs
(43)
(28)
Other operating income (expense)
3
9
(19)
Operating special items
4
89
79
Operating profit
1,797
420
Dividends received from subsidiaries
1
538
376
Dividends received from other investments
1
–
16
Interest received
1
282
146
Net inter-company management fee and interest
9
(6)
Exchange (loss) gain
(267)
11
Finance costs and unwinding of obligations
5
(192)
(257)
Impairment of investment in Margaret Water Company
Group 8
(4)
(3)
Profit before taxation
6
2,163
703
Taxation
8
(748)
(297)
Profit after taxation from continuing operations
1,415
406
Discontinued operations
Profit from discontinued operations
Group 13
198
7
Profit for the year
1,613
413
Company
income statement For the year ended 31 December

Figures in million
Notes
2008
2007
SA Rands
ASSETS
Non-current assets
Tangible assets 9 14,013 13,297
Investment in associates 10 30 30
Investments in subsidiaries 11 28,983 17,900
Investment in joint venture 12 – 18
Other investments 13 16 16
Investment in Environmental Rehabilitation Trust Fund 15 294 294
Intra-group balances 16 388 198
Trade and other receivables 18 143 2
Other non-current assets 17 10 250
43,877 32,005
Current assets
Inventories 14 669 476
Trade and other receivables 18 386 296
Derivatives 32 2,167 1,239
Cash restricted for use 8 7
Cash and cash equivalents 19 1,458 1,283
4,688 3,301
Non-current assets held for sale 20 – 100
4,688 3,401
Total assets 48,565 35,406
EQUITY AND LIABILITIES
Share capital and premium 21 38,248 23,324
Retained earnings and other reserves 22 (3,858) (4,947)
Total equity 34,390 18,377
Non-current liabilities
Borrowings 23 253 248
Environmental rehabilitation provisions 24 897 882
Provision for pension and post-retirement benefits 25 1,170 1,121
Intra-group balances 16 1,705 1,490
Derivatives 32 235 615
Deferred taxation 26 2,624 1,888
6,884 6,244
Current liabilities
Current portion of borrowings 23 2 2,072
Trade and other payables 27 1,476 1,460
Derivatives 32 5,184 6,662
Taxation 28 629 591
7,291 10,785
Total liabilities 14,175 17,029
Total equity and liabilities 48,565 35,406
Company
balance sheet As at 31 December
Annual Report 2008

Company Annual Financial Statements 2008

Annual Report 2008

Company Annual Financial Statements 2008
Figures in million
Notes
2008
2007
SA Rands
Cash flows from operating activities
Receipts from customers
12,786
10,160
Payments to suppliers and employees
(7,532)
(6,172)
Cash generated from operations
29
5,254
3,988
Dividends received from subsidiaries
1
538
376
Cash utilised by discontinued operations
(11)
(14)
Taxation paid
28
(53)
(565)
Cash utilised for hedge book settlements
(3,966)
–
Net cash inflow from operating activities
1,762
3,785
Cash flows from investing activities
Capital expenditure
– project expenditure
(616)
(557)
– stay-in-business expenditure
(2,191)
(2,050)
Proceeds from disposal of tangible assets
11
96
Proceeds from disposal of assets of discontinued operations
79
9
Proceeds on disposal of associate
382
–
Dividend received from other investments
1
–
16
Increase in cash restricted for use
(1)
(1)
Additional investment in subsidiaries
(9,433)
(617)
Intra-group loans
(368)
89
Interest received
281
143
Loans advanced
(3)
(72)
Repayment of loans advanced
–                    73
Net cash outflow from investing activities
(11,859)
(2,871)
Cash flows from financing activities
Proceeds from issue of share capital
13,592
247
Share issue expenses
(421)
(4)
Repayment of borrowings
(2,000)
–
Finance costs paid
(199)
(184)
Dividends paid
Group 15
(324)
(919)
Intra-group dividends paid
(376)
(31)
Net cash inflow (outflow) from financing activities
10,272
(891)
Net increase in cash and cash equivalents
175
23
Cash and cash equivalents at beginning of year
1,283
1,260
Cash and cash equivalents at end of year
19
1,458
1,283
Company
cash flow statement For the year ended 31 December

Annual Report 2008

Company Annual Financial Statements 2008
Figures in million
2008
2007
SA Rands
Actuarial loss on pension and post-retirement benefits (note 22)
(347)
(95)
Net loss on cash flow hedges removed from equity and reported in gold sales (note 22)
1,009
649
Net loss on cash flow hedges (note 22)
(596)
(695)
Hedge ineffectiveness (note 22)
20
31
Deferred taxation on items above
(55)
40
Net income (expense) recognised directly in equity
31
(70)
Profit for the year
1,613
413
Total recognised income for the year
1,644
343
Company
statement of recognised income and expense For the year ended 31 December

Annual Report 2008

Company Annual Financial Statements 2008
Figures in million
2008
2007
SA Rands
1
REVENUE
Revenue consists of the following principal categories:
Gold income
12,652
9,971
By-products (note 2)
144
160
Dividends received from subsidiaries (note 29)
538
376
Dividend received from other investments (note 29)
–
16
Interest received (note 29)
– loans and receivables
4
17
– cash and cash equivalents
278
129
13,616
10,669
2
COST OF SALES
Cash operating costs
(1)
6,322
5,733
By-products (note 1)
(144)
(160)
6,178
5,573
Other cash costs
34
29
Total cash costs
6,212
5,602
Retrenchment costs (note 7)
72
34
Rehabilitation and other non-cash costs
98
56
Production costs
6,382
5,692
Amortisation of tangible assets (notes 6, 9 and 29)
1,903
1,806
Total production costs
8,285
7,498
Inventory change
11
30
8,296
7,528
(1)
Cash operating costs comprises:
– salaries and wages
3,379
2,960
– stores and other consumables
1,603
1,364
– fuel, power and water
775
666
– contractors
103
117
– services and other charges
462
626
6,322
5,733
3
OTHER OPERATING (INCOME) EXPENSE
Pension and medical defined benefit provisions
(9)
19
4
OPERATING SPECIAL ITEMS
Impairment net of reversals of tangible assets (note 9)
136
–
ESOP costs resulting from rights offer (group note 11)
76
–
Loss (profit) on disposal and derecognition of land, mineral rights and tangible assets
53
(72)
Loss on disposal of investment
38
–
Profit on disposal of investment in Nufcor International Limited
(1)
(364)
–
Insurance claim recovery
(28)
–
Recovery of exploration costs
–
(7)
(89)
(79)
(1)
On 27 June 2008, AngloGold Ashanti Limited sold its 50% interest in Nufcor International Limited, a London-based uranium marketing, trading and advisory business to Constellation Energy Commodities Group for net proceeds of R382m and realised a profit of R364m.
Company
notes to the annual financial statements For the year ended 31 December

Company
notes to the annual financial statements For the year ended 31 December
Annual Report 2008

Company Annual Financial Statements 2008
Figures in million
2008
2007
SA Rands
5
FINANCE COSTS AND UNWINDING OF OBLIGATIONS
Finance costs on corporate bond
(1)
141
214
Finance lease charges
25
16
Other
6
12
172
242
Amounts capitalised (note 9)
(38)
(51)
134
191
Unwinding of decommissioning obligation (note 24)
41
52
Unwinding of restoration obligation (note 24)
17
14
(note 29)
192
257
(1)
Finance costs have been determined using the effective interest rate method.
6
PROFIT BEFORE TAXATION
Profit before taxation is arrived at after taking account of:
Auditors' remuneration
– audit fees
32
24
– (Over) under provision prior year
(1)
18
– other assurance services
11
10
42
52
Amortisation of tangible assets
– owned assets
1,887
1,795
– leased assets
16
11
(notes 2, 9 and 29)
1,903
1,806
Grants for educational and community development
24
22
Operating lease charges
111
271

Annual Report 2008

Company Annual Financial Statements 2008
Figures in million
2008
2007
SA Rands
7
EMPLOYEE BENEFITS
Employee benefits including executive directors' salaries and other benefits
4,158
3,625
Health care and medical scheme costs
– current medical expenses
326
313
– defined benefit post-retirement medical expenses
95
92
Pension and provident plan costs
– defined contribution
263
228
– defined benefit pension plan
(26)
(20)
Retrenchment costs (note 2)
72
34
Share-based payment expense
(1)
270
216
Included in cost of sales, other operating expenses, operating special items and corporate administration and other expenses
5,158
4,488
Actuarial defined benefit plan expense analysis
Defined benefit post-retirement medical
– current service cost
6
6
– interest cost
89
86
95
92
Defined benefit pension plan
– current service cost
49
47
– interest cost
139
124
– expected return on plan assets
(214)
(191)
(26)
(20)
Actual return on plan assets
– South Africa defined benefit pension plan
(61)
185
Refer to the Remuneration report for details of directors' emoluments
(1)
Details of the equity-settled share-based payment arrangements of the group have been disclosed in group note 11. These arrangements consist of awards by the company to employees of various group companies. The income statement expense of R270m
(2007: R216m) for the company is only in respect of awards made to employees of the company.

Annual Report 2008

Company Annual Financial Statements 2008
Company
notes to the annual financial statements For the year ended 31 December
Figures in million
2008
2007
SA Rands
8
TAXATION
Current taxation
Mining tax
(1)
–                 371
Non-mining tax
(2)
31
175
Under provision prior year
43
47
(note 28)
74
593
Deferred taxation
Temporary differences
(1)
(159)
281
Unrealised non-hedge derivatives and other commodity contracts
841
(634)
Change in estimated deferred tax rate
(3)
62
57
Change in statutory tax rate
(4)
(70)
–
(note 26)
674
(296)
748
297
Tax reconciliation
A reconciliation of the effective tax rate charged in the income statement to the prevailing mining and non-mining tax rate is set out in the following table:
%
%
2008
2007
Effective tax rate
35
37
Disallowable items
5
6
Dividends received
(9)
(21)
Taxable items not forming part of the income statement
–
2
Impact of prior year under provisions
2
7
Change in estimated deferred tax rate
(3)
3
8
Change in statutory tax rate
(4)
(3)
–
Other
2
3
Estimated corporate tax rate
(4)
35
42
(1)
Included in mining tax is taxation on the disposal of tangible assets of nil (2007: R21m) and included in temporary differences is a tax credit of R75m (2007: tax charge R6m). There is no mining tax charge in 2008 as the mining income was primarily offset by the non-mining losses from the accelerated non-hedge derivative close-outs.
(2)
In South Africa the non-mining income is taxed at the higher non-mining tax rate of 35% (2007: 37%) as the company has elected to be exempt from STC. Companies who elected to be subject to STC are taxed at the lower company tax rate of 28%
(2007: 29%) for non-mining taxation purposes.
(3)
The mining operations are taxed on a variable rate that increases as profitability increases. The tax rate used to calculate deferred tax is based on the company's current estimate of future profitability when temporary differences will reverse. Depending on the profitability of the operations, the tax rate can consequently be significantly different from year to year. The change in the estimated deferred tax rate at which the temporary differences will reverse amounts to R62m (2007: R57m).
(4)
Mining tax on mining income in South Africa is determined according to a formula based on profit and revenue from mining operations. The company has elected to be exempt from STC and is taxed at a higher rate of company tax for mining and non-
mining income tax purposes.
All mining capital expenditure is deducted to the extent that it does not result in an assessed loss and depreciation is ignored when calculating the South African mining income. Capital expenditure not deducted from mining income is carried forward as unredeemed capital to be deducted from future mining income. South Africa operates under two tax paying operations, Vaal River
Operation and West Wits Operation. Under ring-fencing legislation, each operation is treated separately and deductions can only be utilised against income generated by the relevant tax operation.
The formula for determining the South African mining tax rate is:
Y = 43 – 215/X (2007: Y = 45 – 225/X)
where Y is the percentage rate of tax payable and X is the ratio of mining profit net of any redeemable capital expenditure to mining revenue expressed as a percentage.
The maximum statutory mining tax rate is 43% (2007: 45%), non-mining statutory tax rate 35% (2007: 37%) and statutory company tax rate 28% (2007: 29%).

Annual Report 2008

Company Annual Financial Statements 2008
9
TANGIBLE ASSETS
Mine
Mine
Mineral                 Land
development
infra-
rights
and
Figures in million
costs
structure
and dumps
buildings
Total
SA Rands
Cost
Balance at 1 January 2007
16,865
4,461
545
16
21,887
Additions
– project
expenditure
466
40                      –                    –
506
– stay-in-business
expenditure
1,732                  314
–                  250
2,296
Disposals
(4)
(16)
–                   (1)
(21)
Transfers and other movements
(1)
(136)
(103)
–                     –
(239)
Finance costs capitalised (note 5)
51
–
–
–
51
Balance at 31 December 2007
18,974
4,696                    545                 265
24,480
Accumulated amortisation
Balance at 1 January 2007
6,731
2,505
166
1
9,403
Amortisation for the year (notes 2, 6 and 29)
1,600
167
28
11
1,806
Disposals
(2)
(3)
–                     –                  (5)
Transfers and other movements
(1)
(96)
75                      –                     –
(21)
Balance at 31 December 2007
8,233               2,744                   194
12
11,183
Net book value at 31 December 2007
10,741
1,952                   351                  253
13,297
Cost
Balance at 1 January 2008
18,974
4,696                   545                  265
24,480
Additions
– project expenditure
559
19                      –                     –
578
– stay-in-business expenditure
1,951
240                      –                      –
2,191
Disposals
–                   (2)
–                      –                  (2)
Transfers and other movements
(1)
(56)
(1,017)
156                       –
(917)
Finance costs capitalised (note 5)
38                     –                     –                       –
38
Balance at 31 December 2008
21,466
3,936
701
265
26,368
Accumulated amortisation
Balance at 1 January 2008
8,233               2,744                  194
12
11,183
Amortisation for the year (notes 2, 6 and 29)
1,702
159                    25                   17
1,903
Impairment
(2)
159                     –                     –                      –
159
Impairment reversal
(2)
(23)
–                    –                      –
(23)
Transfers and other movements
(1)
(29)
(894)
56                     –
(867)
Balance at 31 December 2008
10,042
2,009
275
29
12,355
Net book value at 31 December 2008
11,424
1,927
426
236
14,013
Included in land and buildings are assets held under finance leases with a net book value of R218m (2007: R235m).
The capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation is 10.65% (2007: 10.65%).
A register containing details of properties is available for inspection by shareholders or their duly authorised agents during business hours at the registered office of the company.
(1)
Transfers and other movements comprise amounts from changes in estimates of decommissioning assets and asset reclassifications within the note and to assets held for sale.

Annual Report 2008

Company Annual Financial Statements 2008
Company
notes to the annual financial statements For the year ended 31 December
Figures in million
2008
2007
SA Rands
9
TANGIBLE ASSETS (CONTINUED)
(2)
Impairments and impairment reversals include the following:
Below 120 level at TauTona – mine development costs
159
–
Due to a change in the mine plan resulting from safety related concerns, a portion of the below
120 level development has been abandoned and will not generate future cash flows.
East of Bank Dyke at TauTona – mine development cost
(23)
–
Due to a re-assessment in mine plan, the East of Bank Dyke access development has become economically viable based on the increased gold price and will generate future cash flows, as a result the impairment raised during 2005 has been partially reversed.
(Note 4)
136
–
The impairment calculation methodology is included in group note 16.
10 INVESTMENT IN ASSOCIATES
The company has a 25% (2007: 25%) interest in Oro Group (Pty) Limited which is involved in the manufacture and wholesale of jewellery. The year-end of Oro Group (Pty) Limited is
31 March.
The company has a 33.3% (2007: 33.3%) interest in the not-for-profit Margaret Water
Company which is involved in the pumping of underground water in the Vaal River Region. The year end of Margaret Water Company is 31 March.
The carrying value of the associates consist of:
Unlisted shares at cost less impairments
15
15
Loans advanced
(1)
15
15
30
30
Directors' valuation of the unlisted associates
30
30
(1)
The Oro loan bears interest at a rate determined by the Oro Group (Pty) Limited's board of directors and is repayable at their discretion.
Summarised financial information of associates is as follows (not attributable):
Balance sheet
Non-current assets
73
63
Current assets
348
284
Total assets
421
347
Non-current liabilities
95
99
Current liabilities
207
145
Total liabilities
302
244
Net assets
119
103
Income statement
Revenue
475
495
Costs and expenses
(451)
(481)
Taxation
(8)
(5)
Profit after taxation
16
9

Annual Report 2008

Company Annual Financial Statements 2008
Figures in million
2008
2007
SA Rands
11 INVESTMENT IN SUBSIDIARIES
Shares at cost:
Advanced Mining Software Limited
2 2
AGRe Insurance Company Limited 14 14
AngloGold Ashanti Americas Investments Limited 849 849
AngloGold Ashanti USA Incorporated 2,722 1,852
AngloGold Ashanti Holdings plc 23,953 13,823
AngloGold Namibia (Pty) Limited 51 –
AngloGold Offshore Investments Limited 327 313
Eastvaal Gold Holdings Limited 917 917
Nuclear Fuels Corporation of SA (Pty) Limited 7 7
Rand Refinery Limited
(1)
116 116
Xinjiang Yunhai Mining Company Limited 10 7
Gansu Jinchanggou Mining Company Limited 15 –
28,983 17,900
(1)
The statutory year-end of Rand Refinery Limited is 30 September. The management accounts of Rand Refinery Limited have been included in the group’s results for the year ended 31 December 2008.
In terms of IAS 27, the Environmental Rehabilitation Trust Fund is deemed to be a subsidiary
(note 15).
12 INVESTMENT IN JOINT VENTURE
Nufcor International Limited – 18
On 27 June 2008, AngloGold Ashanti Limited sold its 50% interest in Nufcor International
Limited to Constellation Energy Commodities Group.
13 OTHER INVESTMENTS
Unlisted investments
Available-for-sale
Balance at beginning of year
(1)
2 2
Balance at end of year 2 2
Available-for-sale unlisted investments consist primarily of the Chamber of Mines Building
Company Limited
Held-to-maturity
Balance at beginning of year
14 14
Balance at end of year 14 14
Total other investments (note 32) 16 16
Directors' valuation of unlisted investments 16 16
The investment held-to-maturity consists of the Gold of Africa Museum.
(1)
There is no active market for the unlisted equity investments and fair value cannot be reliably measured. The unlisted equity investments are carried at cost. The company does not intend to sell the investments in the foreseeable future.

Annual Report 2008

Company Annual Financial Statements 2008
Company
notes to the annual financial statements For the year ended 31 December
Figures in million
2008
2007
SA Rands
14 INVENTORIES
Work in progress
– gold in process
277
240
Finished goods
– gold doré/bullion
4
15
– by-products
202
68
Total metal inventories
483
323
Mine operating supplies
186
153
669
476
The amount of the write-down of by-products, gold in process and gold on hand to net realisable value, and recognised as an expense is nil (2007: R139m). This expense is included in cost of sales which is disclosed in note 2.
15 INVESTMENT IN ENVIRONMENTAL REHABILITATION TRUST FUND
Balance at beginning of year
294
309
Contributions
–                    5
Rehabilitation expenditure reclaimed
–
(20)
Balance at end of year
294
294
The fund is managed by Rand Merchant Bank and mainly invested in government long bonds and other fixed-term deposits.
16 INTRA-GROUP BALANCES
Advanced Mining Software Limited
(18)
(6)
AngloGold Ashanti Americas Investments Limited
(66)
(48)
AngloGold Ashanti Australia Limited
12
4
AngloGold Ashanti Brasil Mineração Ltda
21
9
AngloGold Ashanti (Ghana) Limited
109
23
AngloGold Ashanti Health (Pty) Limited
22
29
AngloGold Ashanti Holdings plc
(709)
(511)
AngloGold Ashanti (Iduapriem) Limited
17
3
AngloGold Ashanti North America Inc
13
2
AngloGold Namibia (Pty) Limited
4
1
AngloGold Offshore Investments Limited
(6)
–
AngloGold South America Limited
(256)
(184)
Ashanti Goldfields Kilo Scarl
9
6
Cerro Vanguardia S.A.
2
1
Eastvaal Gold Holdings Limited
(606)
(604)
Erongo Holdings Limited
–
(13)
Gansu Jinchanggou Mining Company Limited
(5)
–
Geita Gold Mining Limited
41
11
Masakhisane Investment Limited
1
5
Mineração Serra Grande S.A.
–
3
Nuclear Fuels Corporation of SA (Pty) Limited
58
(44)
Societé Ashanti Goldfields de Guinée S.A.
38
21
Société d’Exploitation des Mines d’or de Sadiola S.A.
2
–
(1,317)
(1,292)
Included on the balance sheet as follows:
Non-current assets
388
198
Non-current liabilities
(1,705)
(1,490)
(1,317)
(1,292)
During 2008, loans to the joint ventures of R3m (2007: R2m) were reallocated to trade and other receivables (note 18).

Annual Report 2008

Company Annual Financial Statements 2008
Figures in million
2008
2007
SA Rands
17 OTHER NON-CURRENT ASSETS
AngloGold Ashanti Pension Fund (note 25)
–
244
Loans and receivables
Loan repayable between 31 December 2009 and 31 December 2011 bearing interest at
3% per annum
7
4
Other non-interest bearing loans and receivables – repayable on various dates
3
2
10
250
18 TRADE AND OTHER RECEIVABLES
Non-current
Other debtors
140
–
Amounts due from related parties (note 16)
3
2
143
2
Current
Trade debtors
24
20
Prepayments and accrued income
192
85
Interest receivable
10
7
Recoverable tax, rebates, levies and duties
72
115
Amounts due from related parties
40
43
Other debtors
48
26
386
296
Total trade and other receivables
529
298
Current trade debtors are non-interest bearing and are generally on terms less than 90 days.
19 CASH AND CASH EQUIVALENTS
Cash and deposits on call
528
783
Money market instruments
930
500
(note 32)
1,458
1,283
20 NON-CURRENT ASSETS HELD FOR SALE
Effective 30 June 2005, the investment in the Weltevreden mining rights was classified as held for sale. This investment was previously recognised as a tangible asset. A sale agreement was concluded subject to conditions precedent to sell Weltevreden's rights to Aflease Gold on
15 June 2005. On 19 December 2005, Aflease was acquired by SXR Uranium One (formerly
Southern Cross Inc.) and the sale agreement was amended to recognise this change. During the quarter ended 30 June 2008, the investment in the Weltevreden mining rights with a net book value of R100m (2007: R100m) was reclassified from assets held for sale to tangible assets held for use because the conditions precedent in the sale agreement were not fulfilled and AngloGold Ashanti had no current prospective buyers to complete negotiations within a 12-month period.
–
100

Annual Report 2008

Company Annual Financial Statements 2008
Company
notes to the annual financial statements For the year ended 31 December
Figures in million
2008
2007
SA Rands
21 SHARE CAPITAL AND PREMIUM
Share capital
Authorised
400,000,000 ordinary shares of 25 SA cents each
100
100
4,280,000 E ordinary shares of 25 SA cents each
1
1
2,000,000 A redeemable preference shares of 50 SA cents each
1
1
5,000,000 B redeemable preference shares of 1 SA cent each
–
–
102
102
Issued and fully paid
353,483,410 (2007: 277,457,471) ordinary shares of 25 SA cents each
88
69
3,966,941 (2007: 4,140,230) E ordinary shares of 25 SA cents each
1
1
2,000,000 (2007: 2,000,000) A redeemable preference shares of 50 SA cents each
1
1
778,896 (2007: 778,896) B redeemable preference shares of 1 SA cent each
–
–
90
71
Share premium
Balance at beginning of year
23,253
22,976
Ordinary shares issued
14,927
283
E ordinary shares cancelled
(22)
(6)
Balance at end of year
38,158
23,253
Share capital and premium
38,248
23,324
The rights and restrictions applicable to the A and B redeemable preference shares.
A redeemable preference shares are entitled to:
•
an annual dividend, after payment in full of the annual dividend on the B preference shares, equivalent to the balance of after tax profits from mining the Moab Mining Right Area; and
•
on redemption, the nominal value of the shares and a premium per share equal to the balance of the net proceeds from disposal of assets relating to the Moab Mining Right Area, after redemption in full of the B preference shares payments of the nominal value of the A preference shares.
B redeemable preference shares are entitled to:
•
an annual dividend limited to a maximum of 5% of their issue price from the period that profits are generated from the Moab
Mining Right Area; and
•
on redemption, the nominal value of the shares and a premium of up to R249.99 per share provided by the net proceeds from disposal of the assets relating to the Moab Mining Right Area.
The Moab Mining Right Area consists of the Moab Khotsong mine operations.
The B preference shares will only be redeemable from any net proceeds remaining after the disposal of assets (Moab Mining Right
Area) following permanent cessation of mining activities. The maximum redemption price will be R250 per share.
In the event of any surplus remaining after the redemption in full of the B preference shares, the A preference shares will be redeemable at such value as would cover the outstanding surplus.

Annual Report 2008

Company Annual Financial Statements 2008
22 RETAINED EARNINGS AND OTHER RESERVES
Other
Non-
Actuarial
com-
Retained      distributable
gains
prehensive
Figures in million
earnings
reserves
(1)
(losses)
income
(2)
Total
SA Rands
Balance at December 2006
(3,610)
141                   (51)
(1,014)
(4,534)
Actuarial loss recognised
(95)
(95)
Net loss on cash flow hedges removed
from equity and reported in gold sales
649
649
Net loss on cash flow hedges
(695)
(695)
Hedge ineffectiveness
31                    31
Share-based payment for share awards
222
222
Deferred issuance cost from ESOP Share
Trust establishment
(22)
(22)
Deferred taxation on items above
35
(1)
34
Profit for the year
413
413
Dividends (group note 15)
(919)
(919)
Preference dividends
(31)
(31)
Balance at December 2007
(4,147)
141                 (111)
(830)
(4,947)
Actuarial loss recognised
(347)
(347)
Net loss on cash flow hedges removed
from equity and reported in gold sales
1,009                1,009
Net loss on cash flow hedges
(596)
(596)
Hedge ineffectiveness
20                    20
Share-based payment for share awards
157                  157
Deferred taxation on items above (note 26)
123                (190)
(67)
Profit for the year
1,613                                                                                     1,613
Dividends (group note 15)
(324)
(324)
Preference dividends
(376)
(376)
Balance at December 2008
(3,234)
141
(335)
(430)
(3,858)
(1)
Non-distributable reserves comprise a surplus on disposal of company shares of R141m (2007: R141m).
(2)
Other comprehensive income represents the effective portion of fair value gains or losses in respect of cash flow hedges until the underlying transaction occurs, upon which the gains or losses are recognised in earnings and the equity item for share-
based payments.

Annual Report 2008

Company Annual Financial Statements 2008
Company
notes to the annual financial statements For the year ended 31 December
Figures in million
2008
2007
SA Rands
23 BORROWINGS
Unsecured
Corporate Bond
(1)
–
2,070
Semi-annual coupons were paid at 10.5% per annum. The bond was repaid on 28 August
2008 and was rand-based.
Secured
Finance leases
Turbine Square Two (Proprietary) Limited
254
249
The leases are capitalised at an implied interest rate of 9.8% per annum. Lease payments are due in monthly instalments terminating in March 2022 and are rand-based. The buildings financed are used as security for these loans.
Vehicle leases
1
1
Interest is charged at a rate of 15.5% per annum. Loans are repayable in monthly instalments terminating in February 2011 and are rand-based. The vehicles financed are used as security for these loans.
Total borrowings (note 32)
255
2,320
Current portion of borrowings included in current liabilities
(2)
(2,072)
Total long-term borrowings
253
248
Amounts falling due
Within one year
2
2,072
Between two and five years
107
83
After five years
146
165
(note 32)
255
2,320
Undrawn facilities
There were no undrawn borrowing facilities as at 31 December 2008 (2007: nil).
(1)
Corporate Bond
Senior unsecured fixed-rate bond
–
2,000
Unamortised discount and bond issue costs
–
(3)
–
1,997
Accrued interest
–
73
–
2,070

Annual Report 2008

Company Annual Financial Statements 2008
Figures in million
2008
2007
SA Rands
24 ENVIRONMENTAL REHABILITATION PROVISIONS
Provision for decommissioning
Balance at beginning of year
493 642
Change in estimates
(1)
(75) (198)
Unwinding of decommissioning obligation (note 5) 41 52
Utilised during the year (2) (3)
Balance at end of year 457 493
Provision for restoration
Balance at beginning of year
389 445
Charge to income statement 72 25
Change in estimates
(1)
(19) (17)
Unwinding of restoration obligation (note 5) 17 14
Utilised during the year (19) (78)
Balance at end of year 440 389
Total environmental rehabilitation provisions 897 882
(1)
The change in estimates relates to changes in laws and regulations governing the protection of the environment and factors relative to rehabilitation estimates and a change in the quantities of material in reserves and a corresponding change in the life of mine plan.
These provisions are expected to unwind beyond the end of the life of mine.
25 PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS
Defined benefit plans
The company has made provision for pension, provident and medical schemes covering substantially all employees. The retirement schemes consist of the following:
AngloGold Ashanti Limited Pension Fund (asset) (group note 30) 100 (244)
Post-retirement medical scheme for AngloGold Ashanti Limited's South African employees
(group note 30)
1,070 1,121
1,170 877
Transferred to other non-current assets (note 17)
AngloGold Ashanti Limited Pension Fund
– 244
1,170 1,121

Annual Report 2008

Company Annual Financial Statements 2008
Company
notes to the annual financial statements For the year ended 31 December
Figures in million
2008
2007
SA Rands
26 DEFERRED TAXATION
Deferred taxation relating to temporary differences is made up as follows:
Liabilities
Tangible assets
4,965
4,940
Inventories
103
92
Other
4
10
5,072
5,042
Assets
Provisions
790
671
Derivatives
1,220
2,359
Tax losses
340
13
Other
98
111
2,448
3,154
Net deferred taxation liability
2,624
1,888
The movement on the deferred tax balance is as follows:
Balance at beginning of year
1,888
2,197
Income statement charge (note 8)
674
(296)
Discontinued operations (group note 13)
(5)
21
Taxation on cash flow hedges and hedge ineffectiveness (note 22)
178
(5)
Taxation on actuarial gain (note 22)
(123)
(35)
Taxation on cost of ESOP Share Trust establishment (note 22)
12
6
Balance at end of year
2,624
1,888
27 TRADE AND OTHER PAYABLES
Trade creditors
540
588
Accruals
702
647
Unearned premiums on normal sale exempted contracts
234
225
1,476
1,460
Trade and other payables are non-interest bearing and are normally settled within 60 days.
28 TAXATION
Balance at beginning of year
591
561
Payments during the year
(53)
(565)
Provisions during the year (note 8)
74
593
Discontinued operations (group note 13)
17
2
Balance at end of year
629
591

Annual Report 2008

Company Annual Financial Statements 2008
Figures in million
2008
2007
SA Rands
29 CASH GENERATED FROM OPERATIONS
Profit before taxation 2,163 703
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
1,511 1,616
Amortisation of tangible assets (notes 2, 6 and 9) 1,903 1,806
Finance costs and unwinding of obligations (note 5) 192 257
Interest receivable (note 1) (282) (146)
Dividends receivable from other investments and subsidiaries (note 1) (538) (392)
Operating special items (89) (72)
Environmental rehabilitation and other expenditure 35 (29)
Foreign currency translation on intergroup loans 289 (22)
Other non-cash movements 157 213
Movements in working capital (87) 54
5,254 3,988
Movements in working capital:
Increase in inventories
(193) (68)
Increase in trade and other receivables (57) (65)
Increase in trade and other payables 163 187
(87) 54
30 RELATED PARTIES
Material related party transactions were as follows:
Sales and services rendered to related parties
Joint ventures
95 104
Associates
–                     5
Subsidiaries 346 264
Purchases and services acquired from related parties
Associates
15 –
Subsidiaries 334 302
Outstanding balances arising from sale of goods and services and other loans due by related parties
Joint ventures
35 37
Associates 22 21
Subsidiaries 373 181
Outstanding balances arising from purchases of goods and services and other loans owed to related parties
Subsidiaries
1,705 1,490
Amounts owed to related parties are unsecured and non-interest bearing.
Management fees, royalties, interest and net dividends from subsidiaries amounts to R174m (2007: R342m). This consists mainly of dividends received from AngloGold Ashanti Offshore Investments Limited of R102m. In 2007, dividends of R326m were received from AngloGold Ashanti Holdings plc.
The group has refining arrangements with various refineries around the world including Rand Refinery Limited (Rand Refinery) in which it holds a 53% interest. Rand Refinery refines all of the group’s South African gold production and some of the group’s
African (excluding South Africa) gold production. Rand Refinery charges AngloGold Ashanti a refining fee.

Annual Report 2008

Company Annual Financial Statements 2008
Company
notes to the annual financial statements For the year ended 31 December
Figures in million
2008
2007
SA Rands
30 RELATED PARTIES (CONTINUED)
Doubtful debts expensed during the year amounted to R12m (2007: R4m).
Details of guarantees to associates are included in note 31.
Directors and other key management personnel
Details relating to directors' emoluments and shareholdings in the company are disclosed in the Remuneration and Directors' reports. (Detailed on pages 180 to 197).
Compensation to key management personnel included the following:
– short-term employee benefits
79
133
– post-employment benefits
2
8
– share-based payments
3
54
84
195
31 CONTRACTUAL COMMITMENTS AND CONTINGENCIES
Operating leases
At 31 December 2008, the company was committed to making the following payments in respect of operating leases for among others, hire of plant and equipment and land and buildings. Certain contracts contain renewal options and escalation clauses for various periods of time.
Expiry:
– within one year
127
44
– between one and two years
17
–
Finance leases
The company has finance leases for buildings and motor vehicles. The building leases have terms of renewal but no purchase options and escalation clauses. The motor vehicle leases have no purchase option and have escalation clauses. Renewals are at the option of the lessee. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments are as follows:
Present
Minimum
value of
payments
payments
2008
Within one year
25
25
Within one year but not more than five years
26
25
More than five years
467
208
Total minimum lease payments
518
258
Amounts representing finance charges
(260)
–
Present value of minimum lease payments
258
258

Annual Report 2008

Company Annual Financial Statements 2008
31 CONTRACTUAL COMMITMENTS AND CONTINGENCIES (CONTINUED)
Finance leases (continued)
Present
Minimum
value of
payments
payments
2007
Within one year 20 2
Within one year but not more than five years 101 4
More than five years 411 244
Total minimum lease payments 532 250
Amounts representing finance charges (282) –
Present value of minimum lease payments 250 250
Figures in million
2008
2007
SA Rands
Capital commitments
Acquisition of tangible assets
Contracted for 254 428
Not contracted for 5,201 4,916
Authorised by the directors 5,455 5,344
Allocated to:
Project expenditure
– within one year 1,646 667
– thereafter 658 2,120
2,304 2,787
Stay-in-business expenditure
– within one year 2,742 2,279
– thereafter 409 278
3,151 2,557
Purchase obligations
Contracted for
– within one year 87 261

Annual Report 2008

Company Annual Financial Statements 2008
Company
notes to the annual financial statements For the year ended 31 December
31 CONTRACTUAL COMMITMENTS AND CONTINGENCIES (CONTINUED)
Purchase obligations represent contractual obligations for the purchase of mining contract services, supplies, consumables, inventories, explosives and activated carbon.
To service these capital commitments, purchase obligations and other operational requirements, the company is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries.
In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the company's covenant performance indicates that existing financing facilities will be available to meet the commitments detailed above. To the extent that any of the financing facilities mature in the near future, the company believes that sufficient measures are in place to ensure that these facilities can be refinanced.
Liabilities
Liabilities
included on
included on
Contingency
balance
Contingency
balance
or guarantee
sheet
or guarantee
sheet
Figures in million
2008
2007
SA Rands
Contingent liabilities
Groundwater pollution – South Africa
(1)
–                        –                        –                        –
Deep groundwater pollution – South Africa
(2)
–                        –                        –                        –
Soil and Sediment pollution – South Africa
(3)
–                        –                        –                        –
Guarantees
Financial guarantees
Convertible bond
(4)
9,455                          –
6,810                        –
Syndicated loan facility
(5)
–                       61
3,556                       92
Oro Africa
(6)
100                         –
100                        –
Hedging guarantees
(7)
Geita Management Company
(8)
3,129                          –
3,539                        –
Ashanti Treasury Services
(9)
9,335                          –
10,176                        –
AngloGold South America
(10)
1,142                          –
1,501                        –
AngloGold (USA) Trading Company
(10)
1,667                          –
2,610                        –
Cerro Vanguardia S.A.
(10)
267                          –
542                        –
25,095                          61
28,834                        92
(1)
AngloGold Ashanti Limited has identified a number of groundwater pollution sites at its current operations in South Africa and has investigated a number of different technologies and methodologies that could possibly be used to remediate the groundwater pollution. The geology of the area is typified by a dolomite rock formation that is prone to solution cavities.
Polluted process water from the operations has percolated from pollution sources to this rock formation and has been transported three dimensionally, creating pollution plumes in the dolomite aquifer. Numerous scientific, technical and legal reports have been produced and the remedying of the polluted soil and groundwater is the subject of a continued research programme between the University of the Witwatersrand and AngloGold Ashanti. Subject to the technology being developed as a proven remediation technique, no reliable estimate can be made for the obligation.
(2)
AngloGold Ashanti has identified a flooding and future pollution risk posed by deep groundwater, due to the interconnected nature of operations in the West Wits and Vaal River operations. AngloGold Ashanti is involved in Task Teams and other structures to find long term sustainable solutions for this risk, together with industry partners and government. There is too little foundation for the accurate estimate of a liability and thus no reliable estimate can be made for the obligation.

Annual Report 2008

Company Annual Financial Statements 2008
31 CONTRACTUAL COMMITMENTS AND CONTINGENCIES (CONTINUED)
(3)
AngloGold Ashanti identified offsite pollution impacts in the West Wits Area. This can be attributed to a long period of gold and uranium mining activity by a number of mining companies, as well as millennia of weathering of natural reef outcrops in the catchment areas. Investigations are underway to confirm, quantify and, if necessary, address these impacts. It is however too early in the process to make an estimate of the liability.
(4)
The company has guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the convertible bonds issued during 2004, with a maturity date of 27 February 2009, and a fixed coupon of 2.375% payable semi-annually.
The bonds issued amounted to $1,000m, R9,455m. The company obligations regarding the guarantee will be direct, unconditional and unsubordinated.
(5)
The company has guaranteed all payments and other obligations of the wholly owned subsidiaries AngloGold Ashanti Holdings plc, AngloGold Ashanti Australia Limited and AngloGold Ashanti USA Inc. regarding the $1,150m syndicated loan facility.
(6)
The company has provided surety in favour of the lender in respect of gold loan facilities with two wholly owned subsidiaries of Oro Group (Proprietary) Limited, an associate of the company. The company has a total maximum liability, in terms of the suretyships, of R100m. The suretyship agreements have a termination notice period of 90 days.
(7)
The difference between the amounts stated above under guarantees and contingencies, and liabilities included on balance sheet, is the NPSE hedges which are covered by guarantees but not included on the balance sheet. Included in amounts stated are NPSE accounted contracts fair valued at R6,326m (2007: R7,857m).
(8)
The company, together with AngloGold Ashanti Holdings plc, has issued hedging guarantees to several counterparty banks in which they have guaranteed the due performance of the Geita Management Company Limited regarding its obligations under or pursuant to hedging arrangements entered into. Refer group note 36.
(9)
The company, together with AngloGold Ashanti Holdings plc, has provided guarantees to several counterparty banks for the hedging commitment of Ashanti Treasury Services Limited. Refer group note 36.
(10)
The group has issued gold delivery guarantees to several counterparty banks in which it guarantees the due performance of its subsidiaries AngloGold USA Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements.
32 FINANCIAL RISK MANAGEMENT ACTIVITIES
In the normal course of its operations, the company is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price and credit risks. In order to manage these risks, the company may enter into transactions which make use of both on- and off-balance sheet derivatives. The company does not acquire, hold or issue derivatives for trading purposes.
The company has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits and controlling and reporting structures.
Controlling risk in the company
The Executive Committee and the Treasury Committee are responsible for risk management activities within the company. The
Treasury Committee, chaired by the independent chairman of the AngloGold Ashanti Audit and Corporate Governance
Committee, comprising executive members and treasury executives, reviews and recommends to the Executive Committee treasury counterparts, limits, instruments and hedge strategies. The treasurer is responsible for managing gold price, other commodity price, foreign exchange, interest rate, liquidity and credit risks. Within the treasury function, there is an independent risk function, which monitors adherence to treasury risk management policy and counterpart limits and provides regular and detailed management reports.
The financial risk management objectives of the company are defined as follows:
•
safeguarding the company's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
•
effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;
•
ensuring that investment and hedging transactions are undertaken with creditworthy counterparts; and
•
ensuring that all contracts and agreements related to risk management activities are coordinated, consistent throughout the company and comply where necessary with all relevant regulatory and statutory requirements.
Gold price, foreign exchange risk and cash flow hedging
Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold.
The gold market is predominately priced in US dollars which exposes the company to the risk that fluctuations in the SA rand/US dollar exchange rate may also have an adverse effect on current or future earnings. The company is also exposed to certain by-
product commodity price risk.

Annual Report 2008

Company Annual Financial Statements 2008
Company
notes to the annual financial statements For the year ended 31 December
32 FINANCIAL RISK MANAGEMENT ACTIVITIES (CONTINUED)
Gold price, foreign exchange risk and cash flow hedging (continued)
A number of products, including derivatives, are used to manage the gold price and foreign exchange risks that arise out of the company's core business activities. Forward sales contracts and call and put options are used by the company to manage these risks. At year-end, the volume of outstanding forward sales contracts was nil (2007: 4,521kg). The volume of outstanding net call options sold was 60,761kg (2007: 104,437kg) and the volume of outstanding net put options sold was 11,182kg
(2007: 21,167kg).
As the company does not enter into financial instruments for trading purposes, the risks inherent to financial instruments are always offset by the underlying risk being hedged. The company further manages such risks by ensuring that the level of hedge cover does not exceed the company life of mine and that no basis risk exists.
Cash flow hedges
The company's cash flow hedges consist of commodity and foreign exchange forward contracts that are used to protect against exposures to variability in future commodity and foreign exchange cash flows. The amounts and timing of future cash flows are projected for each portfolio of financial assets and liabilities on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The aggregate principal cash flows across all portfolios over time form the basis for identifying gains and losses on the effective portions of derivatives designated as cash flow hedges of forecast transactions.
Gains and losses are initially recognised directly in equity (other comprehensive income), and are transferred to earnings when the forecast transactions affect the income statement.
The cash flow hedge forecast transactions are expected to occur over the next two years, in line with the maturity dates of the hedging instruments and will affect profit and loss simultaneously in an equal and opposite way.
The gains and losses on ineffective portions of such derivatives are recognised immediately in the income statement. During the year to 31 December 2008, a loss of R20m (2007: R31m) was recognised in loss on non-hedge derivatives and other commodities in the income statement due to hedge ineffectiveness.
Non-hedge derivatives
Figures in million
2008
2007
SA Rands
Loss on non-hedge derivatives and other commodity contracts is summarised as follows:
Loss on non-hedge derivatives and other commodities
(1,743)
(1,308)
Unrealised gain on other commodity physical borrowings
74
23
Provision reversed for loss on future deliveries and other commodities
37
80
Loss on non-hedge derivatives and other commodity contracts per the income statement
(1,632)
(1,205)
The loss on non-hedge derivatives and other commodity contracts was R1,632m in 2008 compared to a loss of R1,205m in the previous year. The loss is as a result of the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates, volatilities and credit risk compared to the previous year. The realised loss as a result of accelerated settlement of non-hedge derivatives was R3,882m in 2008 and is due to the hedge close-outs that were effected during the year.
Net open hedge position as at 31 December 2008
The marked-to-market value of all derivatives, irrespective of accounting designation, making up the hedge position was R8.03bn as at 31 December 2008 (as at 31 December 2007: R10.57bn). These values were based on a gold price of $872 per ounce, an exchange rate of $1 = R9.4550 and the prevailing market interest rates and volatilities at 31 December 2008. The values as at
31 December 2007 were based on a gold price of $836 per ounce, an exchange rate of $1 = R6.8104 and the market interest rates and volatilities prevailing at that date.

Annual Report 2008

Company Annual Financial Statements 2008
32 FINANCIAL RISK MANAGEMENT ACTIVITIES (CONTINUED)
The company had the following net forward pricing commitments outstanding against future production.
Summary: All open contracts in the company's commodity hedge position as at 31 December 2008
2014-
Year
2009
2010
2011
2012
2013
2016
Total
2007
US Dollar/Gold
Forward contracts
Amount (kg)
(10,030)
(1)
(311)
(1)
715          1,882          1,882          1,882           (3,980)
(1)
3,588
$/oz $710
$2,187            $418           $500           $510           $520              $657           ($583)
(2)
Put options sold
Amount
(kg) 2,488
3,048           1,882          1,882          1,882
  11,182          21,167
$/oz $680
$533             $430           $440           $450             $519
$528
Call options sold
Amount
(kg) 12,752 11,197
19,129            4,899          6,392          6,392
   60,761         95,479
$/oz
$410            $369           $458             $536           $546           $559              $458
$439
Rand/Gold
Forward contracts
Amount (kg)
(1,866)
(1)
(1,866)
(1)
933
R/kg
R157,213                                                                                                R157,213
R116,335
Call options sold
Amount (kg)
– 8,958
R/kg R216,522
Total net gold
Delta (kg)
(3)
3 (10,622) (17,644) (5,933) (7,163) (7,136) (48,495) (101,816)
Delta (oz)
(3)
106 (341,502) (567,273) (190,753) (230,299)
(229,421)   (1,559,142)
(3,273,420)
The open delta hedge position of the company at 31 December 2007 was 3.27Moz or 102t.
(1)
Indicates a long position resulting from forward purchase contracts.
(2)
Indicates a net short position where the contractual value of the total short position is less than the contractual value of the total long position.
(3)
The delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2008.
Summary: All open contracts in the company’s currency hedge position as at 31 December 2008
2014-
Year
2009
2010
2011
2012
2013
2016
Total
2007
Rand/US Dollar (000)
Forward contracts
Amount ($)
– 35,000
R per $ R6.94
Put options purchased
Amount ($)
30,000 30,000 120,000
R per $ R11.56 R11.56 R6.98
Put options sold
Amount ($)
50,000 50,000 120,000
R per $ R9.52 R9.52 R6.65
Call options sold
Amount ($)
50,000 50,000 135,000
R per $ R11.61 R11.61 R7.35
The mix of hedging instruments, the volume of production hedged and the tenor of the hedging book is continually reviewed in the light of changes in operational forecasts, market conditions and the company's hedging policy.

Annual Report 2008

Company Annual Financial Statements 2008
Company
notes to the annual financial statements For the year ended 31 December
32 FINANCIAL RISK MANAGEMENT ACTIVITIES (CONTINUED)
Net open hedge position as at 31 December 2008 (continued)
Forward sales contracts require the future delivery of the underlying at a specified price.
A put option gives the put buyer the right, but not the obligation, to sell the underlying to the put seller at a predetermined price on a predetermined date.
A call option gives the call buyer the right, but not the obligation, to buy the underlying from the call seller at a predetermined price on a predetermined date.
Interest rate and liquidity risk
Refer note 37 in the group financial statements.
The following are the contractual maturities of financial liabilities, including interest payments.
Non-derivative financial liabilities
Between one
Between two
Greater than
Within one year
and two years
and five years
five years
Effective
Effective
Effective
Effective
rate
rate
rate
rate
Million
%
Million
%
Million
%
Million
%
2008
Currency
Borrowings
ZAR
25          10.7
25
9.9
84
9.8
383
9.8
Trade and other payables
ZAR
 1,242
–
–
–
2007
Currency
Borrowings
ZAR
2,229
10.5
22            9.9
78            9.9
411            9.8
Trade and other payables
ZAR
1,198
–
–
–
USD in ZAR
equivalent
37                                 –                               –                                –
The following are the undiscounted forecast principal cash flows arising from all on balance sheet derivative contracts
(cash flow hedges and non-hedges).
Derivative financial assets and (liabilities)
Between
Between
Within
one and
two
After
one
two
and five
five
Figures in million
year
years
years
years
Total
SA Rands
At 31 December 2008
Cash inflows from assets
1,735                   356                 130
–
2,221
Cash outflows from liabilities
(1,052)
(481)
(2,844)
(1,029)
(5,406)
Net cash inflows (outflows)
683                 (125)
(2,714)
(1,029)
(3,185)
At 31 December 2007
Cash inflows from assets
811
354
98
–
1,263
Cash outflows from liabilities
(1,377)
(1,712)
(2,975)
(1,860)
(7,924)
Net cash outflows
(566)
(1,358)
(2,877)
(1,860)
(6,661)

32 FINANCIAL RISK MANAGEMENT ACTIVITIES (CONTINUED)
Credit risk
Refer note 37 in the group financial statements.
The combined maximum credit risk exposure of the company is as follows:
Figures in million
2008
2007
SA Rands
Foreign exchange option contracts 52 26
Forward sale commodity contracts 2,115 1,209
Forward foreign exchange contracts – 1
Gold interest rate swaps – 3
All derivatives 2,167 1,239
Other investments (note 13) 14 16
Other non-current assets 10 6
Trade and other receivables 430 96
Cash restricted for use 8 7
Cash and cash equivalents (note 19) 1,458 1,283
Total financial assets 4,087 2,647
Financial guarantees 9,555 10,466
Hedging guarantees 9,214 10,511
Total 22,856 23,624
The company has trade and other receivables that are past due totalling R130m and an impairment totalling R7m. Trade and other receivables mainly arise due to intergroup transactions. No impairment was recognised as the principal debtors continue to be in a sound financial position.
Fair value of financial instruments
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information.
These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the company’s financial instruments as at 31 December 2008 are as follows:
Type of instrument
Carrying
Fair
Carrying
Fair
amount
value
amount
value
Figures in million
2008
2007
Financial assets
Other investments (note 13)
16                  16
16                   16
Other non-current assets
10                  10
6                     6
Trade and other receivables
430                430
96                    96
Cash restricted for use
8                   8                       7                     7
Cash and cash equivalents (note 19)
1,458              1,458
1,283                1,283
Derivatives
(4)
2,167              2,167
1,239                1,239
Financial liabilities
Borrowings (note 23)
255                255
2,320               2,308
Trade and other payables
1,242              1,242
1,235               1,235
Derivatives
(4)
5,419            10,467
7,277             12,099
(4)
Carrying amounts represent on-balance sheet derivatives and fair value includes off-balance sheet normal sale exempted contracts.
The amounts in the tables above do not necessarily agree with the totals in the notes as only financial assets and financial liabilities are shown.
Annual Report 2008

Company Annual Financial Statements 2008

Annual Report 2008

Company Annual Financial Statements 2008
Company
notes to the annual financial statements the year ended 31 December
32 FINANCIAL RISK MANAGEMENT ACTIVITIES (CONTINUED)
Fair value of financial instruments
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash restricted for use, cash and cash equivalents and trade and other payables
The carrying amounts approximate fair value because of the short-term duration of these instruments.
Trade and other receivables
The fair value of the non-current portion of trade and other receivables has been calculated using market interest rates.
Investments and other non-current assets
Listed equity investments classified as available-for-sale are carried at fair value while fixed income investments and other non-
current assets are carried at amortised cost. The fair value of fixed income investments and other non-current assets has been calculated using market interest rates.
Borrowings
The fair value of listed fixed rate debt is shown at its closing market value as at 31 December 2008. The remainder of debt re-prices on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.
Derivatives
The fair values of derivatives are estimated based on the ruling market prices, volatilities, interest rates and credit risk as at
31 December 2008. The fair value amounts for derivatives include off balance sheet normal sale exempted contracts, which are not carried on the balance sheet and excluded from the carrying amount. All other derivatives on balance sheet are carried at fair value.
The company uses the Black-Scholes option pricing formula to value option contracts. One of the inputs into the model is the level of volatility. These volatility levels are themselves not exchange traded and are not observable generally in the market. The company uses volatility inputs supplied by leading market participants (international banks). The company believes that no other possible alternative would result in significantly different fair value estimations.
Derivative assets (liabilities) comprise the following:
Assets
Liabilities
Normal
Cash flow
Non-
Normal
Cash flow
Non-
sale
hedge
hedge
sale
hedge
hedge
exempted    accounted   accounted
Total
exempted    accounted    accounted
Total
Figures in million
2008
2008
Commodity option
contracts
–                –                –                 –
(5,048)
(5)
–         (3,224)
(8,272)
Foreign exchange
option contracts
–                –
52
52                 –                –
(38)
(38)
Forward sale commodity
contracts
–
–          2,115          2,115
–           (909)
(1,248)
(2,157)
All derivatives
–
–          2,167          2,167          (5,048)
(909)
(4,510)
(10,467)
(5)
Deliverable call options sold.

Annual Report 2008

Company Annual Financial Statements 2008
32 FINANCIAL RISK MANAGEMENT ACTIVITIES (CONTINUED)
Derivative assets (liabilities) comprise the following (continued):
Assets
Liabilities
Normal
Cash flow
Non-
Normal
Cash flow
Non-
sale
hedge
hedge
sale
hedge
hedge
exempted    accounted   accounted
Total
exempted    accounted    accounted
Total
Figures in million
2007
2007
Commodity option
contracts
–               –                 –                 –
(4,822)
(5)
–         (4,671)
(9,493)
Foreign exchange option
contracts
–               –
26
26                 –                 –
(26) (26)
Forward sale commodity
contracts
–
21           1,188          1,209
–          (1,367)
(1,208) (2,575)
Forward foreign exchange
contracts
–                –                  1                1                –                 –             (1)
(1)
Gold interest rate
swaps
–                –                  3                3                –                 –             (4)
(4)
All derivatives –
21            1,218          1,239         (4,822)
(1,367) (5,910) (12,099)
The derivative assets (liabilities) are stated after taking into consideration the impact of credit risk totalling R549m at 31 December
2008 (2007: nil).
(5)
Deliverable call options sold.
Sensitivity analysis
Derivatives
A principal part of the company's management of risk is to monitor the sensitivity of derivative positions in the hedge book to changes in the underlying factors,viz. commodity price, foreign exchange rate and interest rates under varying scenarios.
The following table discloses the approximate sensitivities of the US dollars marked-to-market value of the hedge book to key underlying factors at 31 December 2008 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).
The table sets out the impact on the marked-to-market value of the hedge book of an incremental parallel fall or rise in the respective yield curves at the beginning of each month, quarter or year (as is appropriate) from 1 January 2008. The yield curves match the maturity dates of the individual derivative positions in the hedge book. These figures incorporate the impact of any option features in the underlying exposures.
Normal
Cash flow
Total
Total
sale
hedge
Non-hedge
change in
change in
Change in
exempted
accounted
accounted
fair value
fair value
rate (+)
(million)
(million)
(million)
(million)
(million)
SA Rands
2008
2007
Currency (R/$)
Spot(+1)                     –
(10)
17                      7
(231)
Gold price ($/oz)
Spot(+200)              (1,977)
(365) (622) (2,964) (4,458)
ZAR interest rate (%)
IR(+1.5)                    –                     (1)
–                   (1)
(37)
Normal
Cash flow
Total
Total
sale
hedge
Non-hedge
change in
change in
Change in
exempted
accounted
accounted
fair value
fair value
rate (-)
(million)
(million)
(million)
(million)
(million)
SA Rands
2008
2007
Currency (R/$)
Spot(-1)                     –                   12
(38) (26) 197
Gold price ($/oz) Spot(-200)
1,930                  365                   449
2,744 4,179
ZAR interest rate (%)
IR(-1.5)                     –                     1                      –                    1
36
IR represents interest rate
Interest rate risk on other financial assets and liabilities (excluding derivatives)
Refer note 37 in the group financial statements.

Annual Report 2008

Company Annual Financial Statements 2008
Company
notes to the annual financial statements For the year ended 31 December
33 CAPITAL MANAGEMENT
Capital is managed on a group basis only and not on a company basis. Refer note 38 in the group financial statements.
34 RECENT DEVELOPMENTS
AngloGold Ashanti to sell Tau Lekoa mine
On 17 February 2009, AngloGold Ashanti announced that it has agreed to sell with effect from 1 January 2010 (or after), the Tau
Lekoa mine together with the adjacent Weltevreden and Goedgenoeg project areas to Simmer and Jack Mines Limited (Simmers)
for an aggregate consideration of:
•
R600 million less an offset up to a maximum of R150 million for unhedged free cash flow
(1)
generated by the Tau Lekoa mine
in the period between 1 January 2009 and 31 December 2009 as well as an offset for unhedged free cash flow
(1)
generated
by the Tau Lekoa mine in the period between 1 January 2010 and the effective date of the sale. Simmers shall endeavour to settle the full amount in cash, however it may issue to AngloGold Ashanti ordinary shares in Simmers up to a maximum value of R150 million with the remainder being payable in cash; and
•
a royalty (Royalty), determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa mine and any operations as developed at Weltevreden and Goedgenoeg. The Royalty will be payable quarterly for each quarter commencing from 1 January 2010 until the total production from the assets upon which the Royalty is paid is equal to 1.5 million ounces and provided that the average quarterly rand price of gold is equal to or exceeds R180,000/kg (in
1 January 2010 terms).
(1)
Net cash inflow from operating activities less stay-in-business capital expenditure.

Annual Report 2008

Company Annual Financial Statements 2008
Principal
and operating subsidiaries For the year ended 31 December
Shares                    Shares
Percentage
held
Country of                           held                       held
%
%
incorporation
2008
2007
2008
2007
Principal subsidiaries
AngloGold Ashanti Australia Limited
2
257,462,077
257,462,077
100
100
AngloGold Ashanti Holdings plc
7
3,373,171,254
2,132,183,982
100
100
AngloGold Offshore Investments Limited
5
5,000,000
5,000,000
100
100
AngloGold Ashanti USA Incorporated
11
234
150
100
100
* 500
* 500
Operating subsidiaries
(1)
AngloGold Ashanti Brasil Mineração Ltda
3
8,827,437,875
8,827,437,875
100
100
AngloGold Ashanti (Ghana) Limited
4
132,419,585
132,419,585
100
100
AngloGold Ashanti (Iduapriem) Limited
4
66,270
66,270
100
100
AngloGold Australia (Sunrise Dam) Pty Limited
2                                  2                           2
100
100
AngloGold Namibia (Pty) Ltd
9
10,000
10,000
100
100
Cerro Vanguardia S.A.
1
13,875,000
13,875,000
92.50
92.50
AngloGold Ashanti (Colorado) Corp
(2)
11
1,250
1,250
67
67
Geita Gold Mining Limited
10                                 2                            2
100
100
Mineração Serra Grande S.A.
3
499,999,997
499,999,997
50
50
Societé Ashanti Goldfields de Guinée S.A.
6
3,486,134
3,486,134
85
85
Société des Mines de Morila S.A.
8
400
400
40
40
Société d'Exploitation des Mines d'Or de Sadiola S.A.
8
38,000
38,000
38
38
Société d'Exploitation des Mines d'Or de Yatela S.A.
8
400
400
40
40
Teberebie Goldfields Limited
4
2,066,667
2,066,667
100
100
* Indicates preference shares
Principal subsidiaries are those subsidiaries that hold material contracts and/or act as borrowers and/or guarantors of such material contracts.
(1)
All the operating mines in South Africa, namely Great Noligwa, Kopanang, Moab Khotsong, Tau Lekoa, Mponeng, Savuka and
TauTona, are all held by the parent company, AngloGold Ashanti Limited.
(2)
Operates the Cripple Creek & Victor gold mine, a wholly-owned operation.
Country of incorporation – key
1 Argentina
7
Isle of Man
2 Australia
8     Mali
3 Brazil
9     Namibia
4 Ghana
10    Tanzania
5 Guernsey
11
Unites States of America
6 Republic of Guinea
Figures in millions
2008
2007
Net profits
228
138
Net losses
(1,622)
(907)
(1,394)
(769)
The aggregate interest in the net profits and losses in subsidiaries is as follows:

Annual Report 2008

From time to time, AngloGold Ashanti Limited may publicly disclose certain 'Non-GAAP financial measures' in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
The group utilises certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. The Non-
GAAP financial measures (headline earnings and gross profit) are used to adjust for fair value movements on the convertible bond as well as the highly volatile marked-to-market movements on unrealised non-hedge derivatives and other commodity contracts which can only be measured with certainty on settlement of the contracts. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.
2007                  2008
Figures in million                                                                                            2008
2007
SA Rands
US Dollars
1.   Headline (loss) earnings adjusted for the gain (loss) on
unrealised non-hedge derivatives, other commodity
contracts and fair value adjustment on convertible
bond
(1)
(adjusted headline earnings)
(4,136) (4,375) Headline loss (group note 14) (30) (648)
(Gain) loss on unrealised non-hedge derivatives and other
7,202 (3,885) commodity contracts (978) 1,083
Deferred tax on unrealised non-hedge derivatives and other
(681) 1,219 commodity contracts 132 (100)
Associate's and equity accounted joint ventures share of
loss (gain) on unrealised non-hedge derivatives and other
(89) 31 commodity contracts in associates 4 (11)
Associate's and equity accounted joint ventures share of
deferred tax on unrealised non-hedge derivatives and
8 (2) other commodity contracts – 1
Fair value adjustment on option component of convertible
(333) (185) bond (25) (47)
Headline (loss) earnings adjusted for the gain (loss) on
unrealised non-hedge derivatives, other commodity
1,971 (7,197) contracts and fair value adjustment on convertible bond. (897) 278
(1)
Gain (loss) on unrealised non-hedge derivatives and other commodity contracts in the income statement comprises the change in fair value of all non-hedge derivatives and other commodity contracts.
– From the previous reporting date or date of recognition (if later) through to the current reporting date.
Headline (loss) earnings adjusted for the effect of unrealised non- hedge derivatives, other commodity contracts and fair value adjustment on convertible bond, is intended to illustrate earnings after adjusting for:
–  The unrealised fair value change in contracts that are still open at the reporting date as well as the unwinding of the historic marked-
to-market value of the positions settled in the period;
–  The unrealised fair value change on the option component of the convertible bond amounted to $25m, R185m (2007: $47m,
R333m); and
–  The unrealised fair value change on the onerous uranium contracts.
Management considers this an important measure to investors as it is used by management in assessing the performance of the operations after removing certain accounting volatility that does not directly impact on the operations.
Non-GAAP
disclosure For the year ended 31 December

Annual Report 2008

2007                 2008
Figures in million                                                                                           2008
2007
SA Rands
US Dollars
1.   Headline (loss) earnings adjusted for the gain (loss) on
unrealised non-hedge derivatives, other commodity
contracts and fair value adjustment on convertible
bond
(1)
(adjusted headline earnings) (continued)
700 (2,269) Cents per share (283) 99
This calculation is based on adjusted headline loss of
$897m, R7,197m, (2007: adjusted headline earnings
$278m, R1,971m) and 317,203,948 (2007: 281,455,107)
shares being the weighted average number of ordinary
shares in issue during the financial year.
2.   Gross profit (loss) adjusted for the gain (loss) on
unrealised non-hedge derivatives and other
commodity contracts (adjusted gross profit)
Reconciliation of gross profit (loss) to gross profit (loss)
adjusted for the gain (loss) on unrealised non-hedge
derivatives and other commodity contracts
(1,309) 939 Gross profit (loss) 594 (248)
(Gain) loss on unrealised non-hedge derivatives and other
7,202 (3,885) commodity contracts (978) 1,083
Gross (loss) profit adjusted for the gain (loss) on unrealised
5,893 (2,945) non-hedge derivatives and other commodity contracts
(1)
(384) 835
Gross (loss) profit adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts is
intended to illustrate earnings after adjusting for:
– The unrealised fair value change in contracts that are still open at the reporting date as well as the unwinding of
the historic marked-to-market value of the positions
settled in the period; and
– The unrealised fair value change on the onerous uranium
contracts.
Gross (loss) profit adjusted for the (gain) loss on unrealised non-hedge derivatives and other commodity contracts is
analysed by origin as follows:
2,845 (253) South Africa (55) 403
338 (260) Argentina (34) 48
960 (480) Australia (61) 137
987 472 Brazil 53 141
25 (1,210) Ghana (145) 3
101 222 Guinea 27 14
646 (252) Mali (34) 92
90 (12) Namibia (2) 13
52 (1,545) Tanzania (181) 6
518 155 USA 16 74
Other, including corporate and non-gold producing
28 23 subsidiaries 4 4
6,590 (3,140) (412) 935
(697) 195 Less equity accounted joint ventures 28 (100)
5,893 (2,945) (384) 835

Annual Report 2008

Non-GAAP
disclosure
For the year ended 31 December
2007                 2008
Figures in million                                                                                           2008
2007
SA Rands
US Dollars
3.   Loss on non-hedge derivatives and other commodity
contracts is summarised as follows:
Group:
2,033 (1,275) (Loss) gain on realised non-hedge derivatives (155) 291
– (253) Realised loss on other commodity contracts (32) –
Realised loss on accelerated settlement of non-hedge
– (8,634) derivatives (1,088) –
(7,305) 3,774 Gain (loss) on unrealised non-hedge derivatives 965 (1,099)
23 74 Unrealised gain on other commodity physical borrowings 8 3
Provision reversed for loss on future deliveries and other
80 37 commodities 5 13
Loss on non-hedge derivatives and other commodity
(5,169) (6,277) contracts per the income statement (297) (792)
Company:
506 95 Gain on realised non-hedge derivatives 9 74
– (253) Realised loss on other commodity contracts (32) –
Realised loss on accelerated settlement of non-hedge
– (3,882) derivatives (489) –
(1,814) 2,297 Gain (loss) on unrealised non-hedge derivatives 434 (278)
23 74 Unrealised gain on other commodity physical borrowings 8 3
Provision reversed for loss on future deliveries and other
80 37 commodities 5 13
Loss on non-hedge derivatives and other commodity
(1,205) (1,632) contracts per the income statement (65) (188)
4.   Price received
21,101 29,774 Gold income per income statement 3,619 3,002
(889) (1,078) Adjusted for minority interests (131) (127)
20,212 28,696 3,488 2,875
2,033 (1,275) (Loss) gain on realised non-hedge derivatives (155) 291
Realised loss on accelerated settlement of non-hedge
– (8,634) derivatives (1,088) –
Associates’ and equity accounted joint ventures share of
1,951 1,568 gold income including realised non-hedge derivatives 185 278
24,196 20,355 2,430 3,444
170,265 155,954 Attributable gold sold – kg and oz (000) 5,014 5,474
142,107 130,522 Revenue price per unit – R/kg and $/oz 485 629

Annual Report 2008

2007                 2008
Figures in million                                                                                          2008
2007
SA Rands US Dollars
5.   Total costs
12,889
17,405
Total cash costs (group note 4)
2,113
1,836
Adjusted for minority interests and non-gold producing
(246)
(741)
companies
(90)
(34)
Associate's and equity accounted joint ventures share of
1,070
1,538
total cash costs
187
152
Total cash costs adjusted for minority interests and non-
13,713
18,202
gold producing companies
2,210
1,954
131
72
Retrenchment costs (group note 4)
9
19
422
218
Rehabilitation and other non-cash costs (group note 4)
28
61
3,980
4,620
Amortisation of tangible assets (group note 4)
560
567
14
21
Amortisation of intangible assets (group note 4)
2
2
Adjusted for minority interests and non-gold producing
(146)
(209)
companies
(25)
(21)
Associates’ and equity accounted joint ventures share of
186
343
production costs
40
27
Total production costs adjusted for minority interests and
18,300
23,267
non-gold producing companies
2,824
2,609
170,365
154,958
Gold produced – kg and oz (000)
4,982
5,477
80,490
117,462
Total cash cost per unit – R/kg and $/oz
444
357
107,415
150,149
Total production cost per unit – R/kg and $/oz
567
476
6.   EBITDA
(3,360)
(16,709)
Operating loss per the income statement
(1,220)
(542)
3,980
4,620
Amortisation of tangible assets (group note 4)
560
567
14
21
Amortisation of intangible assets (group note 4)
2
2
Impairment net of reversals of tangible assets (group
6
14,792
notes 6, 14 and 16)
1,493
1
–
1,080
Impairment of intangible assets (group notes 14 and 17)
109
–
–
42
Impairment of investments (group notes 14 and 19)
6
–
(Gain) loss on unrealised non-hedge derivatives and other
7,202
(3,885)
commodity contracts (note 3)
(978)
1,083
–
253
Loss on realised other commodity contracts (note 3)
32
–
Realised loss on accelerated settlement of non-hedge
–
8,634
derivatives (note 3)
1,088
–
Profit on disposal and abandonment of assets (group
(56)
(381)
note 6)
(52)
(7)
Nufcor Uranium Trust contributions by other members
–
(19)
(group note 6)
(3)
–
–
(14)
Profit on disposal of investment in associate (group note 6)
(2)
–
802
820
Share of associates' EBITDA
98
115
Discontinued operations (EBITDA component) (group
30
(17)
note 13)
(2)
5
8,618
9,237
1,131
1,224
Management considers EBITDA to be an important measure to investors as it is used by the suppliers of funding as a requirement for the calculation of compliance with debt covenants being net debt to EBITDA (covenant threshold 3:1). Net debt to EBITDA for
2008 is 1.13:1 (2007: 1.08:1).

Annual Report 2008

Non-GAAP
disclosure For the year ended 31 December
2007                 2008
Figures in million                                                                                           2008
2007
SA Rands
US Dollars
7.   Interest cover
8,618 9,237 EBITDA (note 6) 1,131 1,224
845 926 Finance costs (group note 7) 114 120
68 263 Capitalised finance costs (group notes 7 and 16) 32 10
913 1,189 146 130
9 8 Interest cover – times 8 9
8.   Equity and net capital employed
16,204 22,956 Shareholders' equity per balance sheet 2,428 2,379
Adjusted to exclude:
1,011 355 – Other comprehensive income (group note 27) 38 148
108 347 – Actuarial losses (group note 27) 37 16
17,323 23,658 2,503 2,543
7,100 5,838 Deferred tax (group note 31) 617 1,042
Adjusted to exclude:
– Deferred tax on derivatives and other comprehensive
2,262 967 income 102 332
64 190 – Deferred tax on actuarial losses 20 9
26,749 30,653 Equity 3,242 3,926
429 790 Minorities (group note 27) 83 63
10,416 8,224 Borrowings – long-term portion (group note 28) 870 1,529
2,173 10,046 Borrowings – short-term portion (group note 28) 1,063 319
39,767 49,713 Capital employed 5,258 5,837
(3,246) (5,438) Cash and cash equivalents (group note 24) (575) (477)
36,521 44,275 Net capital employed (group note 38) 4,683 5,360
9.   Net debt
10,416 8,224 Borrowings – long-term portion (group note 28) 870 1,529
2,173 10,046 Borrowings – short-term portion (group note 28) 1,063 319
12,589 18,270 Total borrowings 1,933 1,848
(249) (254) Corporate office lease (group note 28) (27) (37)
157 (38) Unamortised portion of the convertible bond (4) 23
(264) (415) Cash restricted for use (group note 23) (44) (39)
(3,246) (5,438) Cash and cash equivalents (group note 24) (575) (477)
8,987 12,125 Net debt 1,283 1,318
10.  Net asset value – cents per share
16,633 23,746 Total equity per balance sheet 2,511 2,442
282 357 Number of ordinary shares in issue (millions) (note 26) 357 282
5,907 6,643 Net asset value – cents per share 702 867
Number of ordinary shares in issue consists of:
353,483,410 (2007: 277,457,471) ordinary shares (group
note 26)
3,966,941 (2007: 4,140,230) E ordinary shares (group
note 26)

Annual Report 2008

2007                2008
Figures in million                                                                                          2008
2007
SA Rands
US Dollars
11. Net tangible asset value – cents per share
16,633 23,746 Total equity per balance sheet 2,511 2,442
(2,859) (1,403) Intangible assets (group note 17) (148) (420)
13,774 22,343 2,363 2,022
282 357 Number of ordinary shares in issue (millions) (note 26) 357 282
4,891 6,251 Net tangible asset value – cents per share 661 718
12. Return on equity
Headline (loss) earnings adjusted for the gain (loss) on
unrealised non-hedge derivatives, other commodity
contracts and fair value adjustment on convertible
1,971 (7,197) bond (note 1) (897) 278
26,749 30,653 Equity (note 8) 3,242 3,926
29,227 28,701 Average equity 3,584 4,228
Note – equity for 2006 amounted to $4,529 million,
R31,705 million
7 (25) Return on equity – % (25) 7
The 2008 return on equity is a negative 25% as a result of
the accelerated hedge settlements. Excluding the
accelerated hedge settlements, the return would be 3%.
Management considers this an important measure to
investors as it is a measure by which management
considers it should be judged. Management have stated
that they are targeting a return on equity of 15% and this
measure provides investors with the calculation of
management’s performance.
13. Return on net capital employed
Headline (loss) earnings adjusted for the gain (loss) on
unrealised non-hedge derivatives, other commodity
contracts and fair value adjustment on convertible bond
1,971 (7,197) (note 1) (897) 278
845 926 Finance costs (group note 7) 114 120
Headline (loss) earnings adjusted for the gain (loss) on
unrealised non-hedge derivatives, other commodity
contracts, fair value adjustment on convertible bond and
2,816 (6,271) finance costs (783) 398
36,521 44,275 Net capital employed (note 8) 4,683 5,360
37,749 40,398 Average net capital employed 5,022 5,464
Note – Net capital employed for 2006 amounted to
$5,568m, R38,977m
7 (16) Return on net capital employed – % (16) 7
The 2008 return on equity is a negative 16% as a result of
the accelerated hedge settlements. Excluding the
accelerated hedge settlements, the return would be 4%.

Annual Report 2008

Non-GAAP
disclosure For the year ended 31 December
2007                  2008
Figures in million                                                                                           2008
2007
SA Rands
US Dollars
14.  Free cash flow
Net cash (outflow) inflow from operating activities per
6,085 (3,127) cash flow (529) 866
(3,726) (4,452) Stay-in-business capital expenditure per cash flow (540) (530)
2,359 (7,579) (1,069) 336
15. Cash generated to cash invested
Net cash (outflow) inflow from operating activities per
6,085 (3,127) cash flow (529) 866
(1,050) (455) Dividends paid (58) (144)
5,035 (3,582) Net cash (utilised) generated (587) 722
(7,142) (8,640) Net cash outflow from investing activities (1,041) (1,015)
0.7 0.4 0.6 0.7
16.  Market capitalisation
Number of listed ordinary shares in issue at year end
277 353 (millions) (group note 26) 353 277
Closing share price as quoted on the JSE and New York
293.00 252.00 Stock Exchange 27.71 42.81
81,295 89,078 Market capitalisation 9,795 11,878
17.  Average number of employees
South Africa 37,127 36,976
Argentina 1,072 1,017
Australia 1,198 781
Brazil 4,095 4,352
Ghana 7,502 7,549
Guinea 2,933 2,917
Mali 1,611 1,615
Namibia 482 409
Tanzania 3,116 3,226
USA 421 405
Other, including corporate and non-gold producing
subsidiaries 3,338 2,275
62,895 61,522

Annual Report 2008

Adjusted gross margin: Adjusted gross profit (loss) divided
by gold sales including realised non-hedge derivatives.
Adjusted gross profit (loss): Gross profit (loss) excluding
unrealised non-hedge derivatives and other commodity
contracts.
Adjusted headline earnings (loss): Headline earnings (loss)
excluding unrealised non-hedge derivatives, fair value
adjustments on the option component of the convertible
bond, fair value gain (loss) on interest rate swap,
adjustments to other commodity contracts and deferred
tax thereon.
Available-for-sale financial asset: A financial asset that has been designated as available-for-sale or a financial asset
other than those classified as loans and receivables, held-
to-maturity investments or derivative instruments.
Average number of employees: The monthly average
number of production and non-production employees and
contractors employed during the year, where contractors
are defined as individuals who have entered into a fixed-
term contract of employment with a group company or
subsidiary. Employee numbers of joint ventures represents
the group's attributable share.
BIF: Banded Ironstone Formation. A chemically formed
iron-rich sedimentary rock.
By-products: Any products that emanate from the core
process of producing gold, including silver, uranium and
sulphuric acid.
Calc-silicate rock: A metamorphic rock consisting mainly of
calcium-bearing silicates such as diopside and
wollastonite, and formed by metamorphism of impure
limestone or dolomite.
Capital expenditure: Total capital expenditure on tangible
assets which includes stay-in-business and project capital.
Carbon-in-leach (CIL): Gold is leached from a slurry of gold ore with cyanide in agitated tanks and adsorbed on to
carbon granules in the same circuit. The carbon granules
are separated from the slurry and treated in an elution
circuit to remove the gold.
Carbon-in-pulp (CIP): Gold is leached conventionally from a
slurry of gold ore with cyanide in agitated tanks. The
leached slurry then passes into the CIP circuit where
carbon granules are mixed with the slurry and gold is
adsorbed on to the carbon. The granules are separated
from the slurry and treated in an elution circuit to remove
the gold.
Cash flow hedge: A hedge of the exposure to variability in
cash flows, that is attributable to a particular risk
associated with a recognised asset or liability or a
forecasted transaction.
Comminution: Comminution is the crushing and grinding of
ore to make gold available for treatment. (See also
“Milling”).
Contained gold: The total gold content (tons multiplied by
grade) of the material being described.
Cut-off grade (surface mines): The minimum grade at
which a unit of ore will be mined to achieve the desired
economic outcome.
Depletion: The decrease in quantity of ore in a deposit or
property resulting from extraction or production.
Development: The process of accessing an orebody
through shafts and/or tunnelling in underground mining
operations.
Discontinued operation: A component of an entity that,
pursuant to a single plan, has been disposed of or
abandoned or is classified as held-for-sale until conditions precedent to the sale have been fulfilled.
Doré: Impure alloy of gold and silver produced at a mine to
be refined to a higher purity, usually consisting of 85% gold on average.
Electro-winning: A process of recovering gold from solution
by means of electrolytic chemical reaction into a form that
can be smelted easily into gold bars.
Elution: Recovery of the gold from the activated carbon into solution before zinc precipitation or electro-winning.
EBITDA: Operating profit (loss) before amortisation of
tangible and intangible assets, impairment of tangible and
intangible assets, profit (loss) on disposal of assets and
investments and unrealised non-hedge derivatives, plus the
share of associates' EBITDA, less profit (loss) from
discontinued operations.
Effective tax rate: Current and deferred taxation as a
percentage of profit before taxation.
Equity: Shareholders' equity adjusted for other
comprehensive income, actuarial gain (loss) and deferred
taxation. Where average equity is referred to, this is
calculated by averaging the figures at the beginning and
the end of the financial year.
Financial asset: Cash or cash equivalents, an equity
instrument, a contractual right to receive cash, or a
contractual right to exchange a financial instrument under
favourable conditions.
Glossary
of terms

Financial liability: A contractual obligation to pay cash or transfer other benefits or a contractual obligation to
exchange a financial instrument under unfavourable
conditions. This includes debt.
Free cash flow: Net cash inflow from operating activities
less stay-in-business capital expenditure.
Gain (loss) on non-hedge derivatives and other commodity
contracts: Fair value changes on derivatives that are neither designated as meeting the normal sale exemption under
IAS 39, nor designated as cash flow hedges and other
commodity contracts.
Gain (loss) on realised non-hedge derivatives: Represents
the cash inflow or outflow impact on the income statement
of non-hedge derivatives that were settled during the
current year.
Gain (loss) on unrealised non-hedge derivatives and other
commodity contracts: This represents the change in fair
value, including translation differences, of all open non-hedge derivative positions and adjustments to other commodity
contracts from the previous reporting date or date of
recognition (if later) through to the current reporting date.
Gold produced: Refined gold in a saleable form derived
from the mining process.
Grade: The quantity of gold contained within a unit weight
of gold-bearing material generally expressed in ounces per
short ton of ore (oz/t), or grams per metric tonne (g/t).
Gross margin %: Adjusted gross profit (loss) as a
percentage of gold income including realised non-hedge
derivatives.
Held-to-maturity investment: A financial asset with a fixed
maturity and fixed or determinable future payments, that
management has the positive intent and ability to hold to
maturity.

The financial asset is classified as a non-current asset,
except when it has a maturity within twelve months from
the balance sheet date, in which case it is classified as a
current asset.
Indicated Mineral Resource: An 'Indicated Mineral Resource'
is that part of a Mineral Resource for which tonnage,
densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of
confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from
locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.
Inferred Mineral Resource: An 'Inferred Mineral Resource'
is that part of a Mineral Resource for which tonnage, grade
and mineral content can be estimated with a low level of
confidence. It is inferred from geological evidence and
assumed but not verified geological and/or grade
continuity. It is based on information gathered through
appropriate techniques from locations such as outcrops,
trenches, pits, workings and drill holes which may be
limited or of uncertain quality and reliability.
Interest cover: EBITDA divided by finance costs and
unwinding of obligations.
Leaching: Dissolution of gold from crushed or milled
material, including reclaimed slime, prior to adsorption on
to activated carbon.
Life of mine (LOM): Number of years that the operation is
planning to mine and treat ore, and is taken from the
current mine plan.
Loans and receivables: A financial asset with fixed or
determinable repayments that are not quoted in an active
market, other than, a derivative instrument, or a financial
asset classified as available-for-sale.
Marked-to market: The fair value change of all financial
instruments since initial recognition, net of premiums.
Measured Mineral Resource: A 'Measured Mineral
Resource' is that part of a Mineral Resource for which
tonnage, densities, shape, physical characteristics, grade
and mineral content can be estimated with a high level of
confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through
appropriate techniques from locations such as outcrops,
trenches, pits, workings and drill holes. The locations are
spaced closely enough to confirm geological and grade
continuity.
Metallurgical plant: A processing plant erected to treat ore and extract gold.
Milling: A process of reducing broken ore to a size at
which concentrating can be undertaken. (See also
“Comminution”)
Mine call factor: The ratio, expressed as a percentage, of
the total quantity of recovered and unrecovered mineral
product after processing with the amount estimated in the
ore based on sampling. The ratio of contained gold
delivered to the metallurgical plant divided by the estimated contained gold of ore mined based on sampling.
Mineral deposit: A mineral deposit is a concentration (or
occurrence) of material of possible economic interest in or
on the Earth's crust.
Annual Report 2008

Glossary
of terms cont.

Annual Report 2008

Mineral Resource: A 'Mineral Resource' is a concentration
or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form, quality and quantity that there are reasonable prospects for eventual economic
extraction. The location, quantity, grade, geological
characteristics and continuity of a Mineral Resource are
known, estimated or interpreted from specific geological
evidence and knowledge. Mineral Resources are sub-
divided, in order of increasing geological confidence, into
Inferred, Indicated and Measured categories.
Monetary asset: An asset which will be settled in a fixed or easily determinable amount of money.
Net asset value per share: Total equity per the balance
sheet divided by shares in issue.
Net capital employed: Equity as defined above plus
minority interests and interest-bearing borrowings, less
cash and cash equivalents. Where average net capital
employed is referred to, this is the average of the figures at the beginning and the end of the financial year.
Net debt: Borrowings (excluding the Turbine Square Two
(Proprietary) Limited lease and adjusted for the
unamortised portion on the convertible bond) less cash.
Net operating assets: Tangible assets, current and non-
current portion of inventories, current and non-current
trade and other receivables (excluding recoverable tax,
rebates, levies and duties), less current and non-current
trade and other payables and deferred income (excluding
unearned premiums on normal sale extended contracts).
Net tangible asset value per share: Total equity per balance sheet less intangible assets, divided by the number of
ordinary shares in issue.
Normal purchase normal sale exemption (NPSE): Hedge
contracts designated as meeting the exemption criteria
under IAS 39.
Ore Reserve: An 'Ore Reserve' is the economically
mineable part of a Measured and/or Indicated Mineral
Resource. It includes diluting materials and allowances for
losses, which may occur when the material is mined.
Appropriate assessments and studies have been carried
out, and include consideration of and modification by
realistically assumed mining, metallurgical, economic,
marketing, legal, environmental, social and governmental
factors. These assessments demonstrate that at the time
of reporting, extraction could reasonably be justified. Ore
Reserves are sub-divided in order of increasing confidence
into Probable Ore Reserves and Proved Ore Reserves.
Ounce (oz) (troy): Used in imperial statistics. A kilogram is equal to 32.1507 ounces. A troy ounce is equal to
31.1035 grams.
Pay limit: The grade of a unit of ore at which the revenue
from the recovered mineral content of the ore is equal to
the total cash cost including Ore Reserve Development and
stay-in-business capital. This grade is expressed as an in-
situ value in grams per tonne or ounces per short ton
(before dilution and mineral losses).
Precipitate: The solid product of chemical reaction by fluids such as the zinc precipitation referred to below.
Price received ($/oz and R/kg): Attributable gold income
including realised non-hedge derivatives divided by
attributable ounces or kilograms sold.
Probable Ore Reserve: A 'Probable Ore Reserve' is the
economically mineable part of an Indicated, and in some
circumstances, a Measured Mineral Resource. It includes
diluting materials and allowances for losses which may
occur when the material is mined. Appropriate
assessments and studies have been carried out, and
include consideration of and modification by realistically
assumed mining, metallurgical, economic, marketing, legal,
environmental, social and governmental factors. These
assessments demonstrate at the time of reporting that
extraction could reasonably be justified.
Productivity: An expression of labour productivity based on
the ratio of grams of gold produced per month to the total
number of employees in underground mining operations.
Proved Reserve: A 'Proved Ore Reserve' is the
economically mineable part of a Measured Mineral
Resource. It includes diluting materials and allowances for
losses which may occur when the material is mined.
Appropriate assessments and studies have been carried
out, and include consideration of and modification by
realistically assumed mining, metallurgical, economic,
marketing, legal, environmental, social and governmental
factors. These assessments demonstrate at the time of
reporting that extraction could reasonably be justified.
Project capital: Capital expenditure to either bring a new
operation into production; to materially increase production capacity; or to materially extend the productive life of an
asset.
Reclamation: In the South African context, reclamation
describes the process of reclaiming slimes (tailings) dumps
using high-pressure water cannons to form a slurry which
is pumped back to the metallurgical plants for processing.
Recovered grade: The recovered mineral content per unit
of ore treated.
Reef: A gold-bearing sedimentary horizon, normally a
conglomerate band that may contain economic levels
of gold.

Refining: The final purification process of a metal or mineral.
Region: Defines the operational management divisions
within AngloGold Ashanti, namely South Africa, Argentina,
Australia, Brasil, Ghana, Guinea, Mali, Namibia, Tanzania
and United States of America.
Rehabilitation: The process of reclaiming land disturbed by
mining to allow an appropriate post-mining use.
Rehabilitation standards are defined by country-specific
laws including, but not limited to the South African
Department of Minerals and Energy, the US Bureau of Land
Management, the US Forest Service, and the relevant
Australian mining authorities, and address among other
issues, ground and surface water, topsoil, final slope
gradient, waste handling and re-vegetation issues.
Related party: Parties are considered related if one party
has the ability to control the other party or exercise
significant influence over the other party in making financial and operating decisions.
Return on equity: Adjusted headline earnings expressed as
a percentage of the average equity.
Return on net capital: Adjusted headline earnings before
finance costs and unwinding of decommissioning and
restoration obligations expressed as a percentage of
average net capital employed.
Seismic event: A sudden inelastic deformation within a
given volume of rock that radiates detectable seismic
energy.
Shaft: A vertical or subvertical excavation used for
accessing an underground mine; for transporting
personnel, equipment and supplies; for hoisting ore and
waste; for ventilation and utilities; and/or as an auxiliary exit.
Significant influence: The ability, directly or indirectly, to participate in, but not exercise control over, the financial and operating policy decision of an entity so as to obtain
conomic benefit from its activities.
Smelting: A pyro-metallurgical operation in which gold is
further separated from impurities.
Stay-in-business capital: Capital expenditure to maintain
existing production assets. This includes replacement of
vehicles, plant and machinery, ore reserve development
and capital expenditure related to safety, health and the
environment.
Stope: Underground excavation where the orebody is
extracted.
Stoping: The process of excavating ore underground.
Stripping ratio: The ratio of waste tonnes to ore tonnes
mined calculated as total tonnes mined less ore tonnes
mined divided by ore tonnes mined.
Tailings: Finely ground rock of low residual value from which valuable minerals have been extracted.
Tailings dam (slimes dam): Dam facilities designed to store
discarded tailings.
Tonne: Used in metric statistics. Equal to 1,000 kilograms.
Ton: Used in imperial statistics. Equal to 2,000 pounds.
Referred to as a short ton.
Tonnage: Quantity of material measured in tonnes or tons.
Total cash costs: Total cash costs include site costs for all mining, processing and administration, reduced by
contributions from by-products and are inclusive of
royalties and production taxes. Amortisation, rehabilitation, corporate administration, retrenchment, capital and
exploration costs are excluded.

Total cash costs per ounce are the attributable total cash
costs divided by the attributable ounces of gold produced.
Total production costs: Total cash costs plus amortisation,
retrenchment, rehabilitation and other non-cash costs.
Corporate administration and exploration costs are
excluded.

Total production costs per ounce are the attributable total
production costs divided by the attributable ounces of gold
produced.
Waste: Material that contains insufficient mineralisation for consideration for future treatment and, as such, is
discarded.
Weighted average number of ordinary shares: The number
of ordinary shares in issue at the beginning of the year,
increased by shares issued during the year, weighted on a
time basis for the period during which they have
participated in the income of the group, and increased by
share options that are virtually certain to be exercised.
Yield: The amount of valuable mineral or metal recovered
from each unit mass of ore expressed as ounces per short
ton or grams per metric tonne.
Zinc precipitation: Zinc precipitation is the chemical
reaction using zinc dust that converts gold in solution to a solid form for smelting into unrefined gold bars.
Glossary
of terms cont.
Annual Report 2008

Annual Report 2008

ABBREVIATIONS
$
United States dollars
A$ or AUD
Australian dollars
ADS
American Depositary Share
ADR
American Depositary Receipt
ARS
Argentinian peso
ASX
Australian Securities Exchange
Au
Contained gold
BCM
Bank cubic metres, ie ore in the ground
BRL
Brazilian real
bn
Billion
capex
Capital expenditure
CDI
Chess Depositary Interests
CHF
Swiss francs
CLR
Carbon Leader Reef
FCFA
Franc Communauté Financiére Africaine
FIFR
Fatal injury frequency rate per million hours
worked
g
Grams
g/t
Grams per tonne
g/TEC
Grams per total employee costed
GHC
Ghanaian cedi
GhDS
Ghanaian Depositary Share
GhSE
Ghana Stock Exchange
HKD
Hong Kong dollar
JORC
Australasian Code for Reporting Exploration
Results, Mineral Resources and Ore
Reserves
JIBAR
Johannesburg interbank agreed rate
JSE
JSE Limited
King Code
South African King Code on Corporate
Governance, 2002
kg
Kilograms
LSE
London Stock Exchange
LIBOR
London interbank offer rate
LOM
Life of mine
LTIFR
Lost-time injury frequency rate per million
hours worked
(1)
m
2
/TEC
Square metres per total employee costed
M or m
Metre or million, depending on the context
Moz
Million ounces
Mt
Million tonnes or tons
Mtpa
Million tonnes/tons per annum
N$ or NAD
Namibian dollars
NOSA
National Occupational Safety Association
NYSE
New York Stock Exchange
oz
Ounces (troy)
oz/t
Ounces per ton
R or ZAR
South African rands
RIFR
Reportable injury frequency rate per million
hours worked
SAMREC
South African Code for the Reporting of
Mineral Resources and Mineral Reserves
SEC
United States Securities and Exchange
Commission
SRP
South African Securities Regulation Panel
SOx
Sarbanes-Oxley Act of 2002
t
Tons (short) or tonnes (metric)
tpm
Tonnes/tons per month
tpa
Tonnes/tons per annum
tpd
Tonnes/tons per day
VCR
Ventersdorp Contact Reef
VCT
Voluntary counselling and testing
(1)
Note that AngloGold Ashanti utilises the strictest
definition in reporting Lost Time Injuries in that it includes all Disabling Injuries (where an individual is unable to
return to his place of regular work the next calendar day
after the injury) and restricted work cases (where the
individual may be at work, but unable to perform full or
regular duties on the next calendar day after the injury)
within this definition.

Annual Report 2008

Shareholder
information
MAJOR SHAREHOLDERS
Anglo South Africa Capital (Proprietary) Limited (Anglo), a wholly-owned subsidiary of Anglo American plc
(incorporated in England and Wales) ceased to be AngloGold Ashanti's major shareholder in October 2007, following the sale of 69.1 million of the 115,102,929 ordinary shares it held in the company, thereby reducing their shareholding in the company to 16.6%. During 2008, Anglo acquired an additional 11,172,254 ordinary shares in AngloGold Ashanti, through the take up of the rights offer which brought its shareholding to 16.17%.
Subsequent to year-end, Anglo disposed of a further 17,263,901 shares, effectively reducing its holding in
AngloGold Ashanti to 11.28%.
According to information available to the directors, the following are the only shareholders holding, directly or indirectly, in excess of 5% of the ordinary share capital of the company:
ORDINARY SHARES HELD
31 January 2009
31 December 2008
31 December 2007
Number
%
Number
%
Number
%
The Bank of New York Mellon*
113,952,075
32.23
111,178,529
31.45
82,550,854
29.75
Anglo American plc (AA plc)
50,049,130
14.16
57,175,183
16.17
46,002,929
16.58
Public Investment Corporation
21,401,639
6.05
19,543,308
5.53
26,937,476
9.71
* Shares held through various custodians in respect of ADSs issued by the Bank.
Top 20 shareholders
The 20 largest holders of the ordinary share capital of the company as at 31 December 2008 were:
Ordinary shares held
Number
%
Anglo American plc (through Anglo Capital South Africa (Pty) Limited)
57,175,183
16.17
Allan Gray Ltd
42,865,757
12.13
Tradewinds Global Investors LLC
31,442,064
8.89
NWQ Investment Management Co. LLC
21,219,474
6.00
Public Investment Corporation
19,543,308
5.53
Government of Ghana
11,257,076
3.18
Sanlam Investment Management (Pty) Limited
10,759,008
3.04
Franklin Advisers, Inc.
6,949,807
1.97
First State Investment Management (UK) Limited
6,930,761
1.96
Capital International, Inc.
6,184,622
1.75
ADR Retail & Brokerage
5,288,881
1.50
Orbis Investment Management Limited
4,541,165
1.28
Government of Singapore Investment Corporation
4,228,913
1.20
Old Mutual Investment Group (South Africa) (Pty) Ltd
3,795,406
1.07
Barclays Global Investors, N.A (California)
3,505,684
0.99
Northern Cross Investments Ltd
3,476,553
0.98
RMB Asset Management
3,116,288
0.88
Soges Fiducem (IDRs)
2,849,271
0.81
Wellington Management Company, L.L.P.
2,775,048
0.79
Investec Asset Management (South Africa)
2,740,212
0.78
The above list of shareholders may not necessarily reflect the beneficial shareholders.

Annual Report 2008

ANALYSIS OF ORDINARY SHAREHOLDINGS AT 31 DECEMBER 2008
Number of
% of total
Number of
% of shares
Size of shareholding
shareholders        shareholders
shares
issued
1
–
100
2,439
26.61
133,951
0.04
101
–
500
4,233
46.19
948,379
0.27
501
–
1,000
739
8.06
548,887
0.16
1,001
–
5,000
848
9.25
1,878,831
0.53
5,001
–
10,000
207
2.26
1,489,512
0.42
10,001
–
100,000
466
5.08
17,059,131
4.82
Over 100,000
233
2.54
331,425,619
93.76
Total
9,165
100.00
353,483,410
100.00
SHAREHOLDER SPREAD AS AT 31 DECEMBER 2008
Pursuant to the Listings Requirements of the JSE, with the best knowledge of the directors and after reasonable enquiry, the spread of shareholders was as follows:
% of
Number
shares           Number
Class
of shares
issued
of holders
%
Ordinary shares
Non-public shareholders:
– Directors
24,068
0.01
5
0.87
– Strategic holdings
69,287,908
19.60
3
0.53
Public shareholders
284,171,434
80.39
566
98.60
Total
353,483,410
100.00
574
100.00
A redeemable preference shares
}
All shares are held by a wholly owned subsidiary company
B redeemable preference shares

Annual Report 2008

Shareholder
information cont.
STOCK EXCHANGE LISTINGS
The primary listing of the company's ordinary shares is on the JSE Limited (JSE). Its ordinary shares are also listed on stock exchanges in London, Paris and Ghana, as well as being quoted in Brussels in the form of
International Depositary Receipts (IDRs), in New York in the form of American Depositary Shares (ADSs), in
Australia, in the form of Clearing House Electronic Sub-register System Depositary Interests (CDIs) and in
Ghana, in the form of Ghanaian Depositary Shares (GhDSs).
Stock exchange information at 31 December
2008
2007
2006
2005
2004
JSE (Share code: ANG)
Rands per share:
Market price
– high
349.00
358.89
387.00
319.90
319.00
– low
150.11
254.00
247.00
187.00
192.05
– year end
252.00
293.00
329.99
314.00
199.01
Shares traded
– 000
306,655
216,717
131,476
88,946
102,811
London Stock Exchange (Share code: AGD)
Pounds per share:
Market price
– high
23.08
23.15
34.72
28.25
26.45
– low
9.93
18.43
17.50
11.00
14.77
– year end
16.66
21.25
20.55
26.04
19.25
Shares traded
– 000
5
648
421
259
19,769
Euronext Paris (Share code: VA)
Euros per share:
Market price
– high
34.79
37.95
52.15
42.00
37.92
– low
10.46
25.21
28.00
24.18
24.90
– year end
18.20
29.05
35.40
41.29
26.60
Shares traded
– 000
1,926
1,609
1,209
855
1,552
Ghana Stock Exchange (Share code: AGA)
(listing commenced 27 April 2004)
Cedis per share:
(1)
Market price
– high
30.00
30.00
30.00
30.00
30.00
– low
30.00
30.00
30.00
30.00
30.00
– year end
30.00
30.00
30.00
30.00
30.00
Shares traded
– 000
–
–
1
–
14
Euronext Brussels (Share code: ANG)
Euros per IDR:
Market price
– high
34.75
37.55
51.00
41.30
37.78
– low
10.58
25.90
28.10
24.50
25.00
– year end
19.05
30.00
36.00
41.30
27.00
IDRs traded
– 000
681
704
1,028
711
477
Each IDR is equal to one ordinary share
New York Stock Exchange (Share code: AU)
US dollars per ADS:
Market price
– high
51.35
49.88
62.20
49.88
48.25
– low
13.37
33.80
35.58
30.50
29.91
– year end
27.71
42.81
47.09
49.33
36.35
ADSs traded
– 000
588,403
352,041
348,040
191,698
225,286
Each ADS is equal to one ordinary share
Australian Stock Exchange (Share code: AGG)
Australian dollars per CDI:
Market price
– high
11.31
12.37
16.40
13.60
12.60
– low
4.25
8.85
9.75
7.95
8.60
– year end
7.60
10.10
11.90
13.40
9.40
CDIs traded
– 000
5,854
14,993
5,424
13,691
875
Each CDI is equal to one-fifth of one ordinary share
Ghana Stock Exchange (Share code: AADS)
(listing commenced 27 April 2004)
Cedis per GhDS:
(1)
Market price
– high
0.35
0.30
0.31
0.30
0.30
– low
0.35
0.30
0.30
0.30
0.30
– year end
0.35
0.30
0.31
0.30
0.30
GhDSs traded
– 000
183
–
–
20
62
Each GhDS is equal to one-hundredth of one
ordinary share
(1)
Adjusted to address change in currency.

Annual Report 2008

SHAREHOLDERS' DIARY
Financial year-end
31 December 2008
Annual financial statements
posting on or about
23 March 2009
Annual general meeting
11:00 SA time
15 May 2009
Quarterly reports
Released on or about
– Quarter ended 31 March 2009
15 May 2009
– Quarter ended 30 June 2009
31 July 2009
– Quarter ended 30 September 2009
2 November 2009
– Quarter ended 31 December 2009
*10 February 2010
* Approximate dates.
DIVIDENDS
Last date
to trade
Date                       ordinary
Payment
Payment
dividend
shares cum
date to
date to
Dividend number
declared
dividend
shareholders
ADS holders
Final – number 105
6 February 2009
27 February 2009
13 March 2009
23 March 2009
Interim – number 106
*29 July 2009
*14 August 2009
*28 August 2009
*7 September 2009
Final – number 107
*10 February 2010
*5 March 2010
*19 March 2010
*29 March 2010
* Approximate dates.
Dividend policy
Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial statements. Dividends are recognised when declared by the board of directors of
AngloGold Ashanti. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the Board's ongoing assessment of AngloGold
Ashanti's earnings, after providing for long term growth and cash/debt resources, the amount of reserves available for dividend using going concern assessment and restrictions placed by the conditions of line convertible bond and other debt facilities and other factors.
ANNUAL GENERAL MEETING
Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own names in the sub-register maintained by their
CSDP) and who wish to attend the annual general meeting in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.
Voting rights
The articles of association provide that every member present at a meeting in person or, in the case of a body corporate, represented, is entitled to one vote only on a show of hands. Upon a poll, members present or any duly appointed proxy shall have one vote for every share held. There are no limitations on the right of non-South
African shareholders to hold or exercise voting rights attaching to any shares of the company. CDI holders are not entitled to vote in person at meetings, but may vote by way of proxy.
Options granted in terms of share incentive schemes do not carry a right to vote.
CHANGE OF DETAILS
Shareholders are reminded that the onus is on them to keep the company, through its nominated share registrars, apprised of any change in their postal address and personal particulars. Similarly, where shareholders received dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.
ANNUAL FINANCIAL STATEMENTS
Should you wish to receive a printed copy of our 2008 annual financial statements, please request same from the contact persons listed on either the inside back cover of this report or on the company's website.

Annual Report 2008

Administrative
information
ANGLOGOLD ASHANTI
LIMITED
Registration No.
1944/017354/06
Incorporated in the Republic of
South Africa
Share codes:
ISIN: ZAE000043485
JSE:
ANG
LSE:
AGD
NYSE:
AU
ASX:
AGG
GhSE (Shares):
AGA
GhSE (GhDS):
AADA
Euronext Paris:
VA
Euronext Brussels:
ANG
JSE Sponsor:
UBS Limited
Auditors:
Ernst & Young Inc.
OFFICES
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown
2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155
United Kingdom Secretaries
St James's Corporate Services
Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail:
jane.kirton@corpserv.co.uk
DIRECTORS
Executive
M Cutifani † (Chief Executive
Officer)
S Venkatakrishnan *
Non-Executive
RP Edey * (Chairman)
Dr TJ Motlatsi (Deputy Chairman)
FB Arisman #
RE Bannerman ‡
JH Mensah ‡
WA Nairn
Prof WL Nkuhlu
SM Pityana
* British
# American
‡ Ghanaian
† Australian
Company Secretary
Ms L Eatwell
CONTACTS
Charles Carter
Telephone: +27 11 637 6385
Fax: +27 11 637 6400
E-mail:
cecarter@AngloGoldAshanti.com
Himesh Persotam
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
hpersotam@AngloGoldAshanti.com
General e-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
www.AngloGoldAshanti.com
Annual report website
www.aga-reports.com
Company secretarial e-mail
companysecretary@AngloGold
Ashanti.com
AngloGold Ashanti posts
information that is important
to investors on the main page
of its website at
www.anglogoldashanti.com and
under the “Investors” tab on the
main page. This information is
updated regularly. Investors
should visit this website to obtain
important information about
AngloGold Ashanti.
SHARE REGISTRARS
South Africa
Computershare Investor Services
(Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown
2107)
South Africa
Telephone: 0861 100 724 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za
United Kingdom
Computershare Investor
Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119
Australia
Computershare Investor Services
Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in
Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 229664
Fax: +233 21 229975
ADR DEPOSITARY
The Bank of New York Mellon
BNY Mellon Shareowner Services
(Toll free in USA)
E-mail:
Website:
owner
Global BuyDIRECT
SM
BoNY maintains a direct share
purchase and dividend
reinvestment plan for AngloGold
Ashanti.
Telephone: +1-888-BNY-ADRS
The Annual Financial Statements 2008 is available in printed or CD format from the contacts whose details appear above or on the Internet at the above-mentioned website address. In addition, AngloGold Ashanti must by no later than 30 June 2009, produce a Form 20-F (a report required by the Securities and Exchange Commission in the United States), copies of which will be available free of charge on EDGAR at
www.sec.gov, or from the contacts detailed above. A signed copy of the Annual Financial Statements 2008 may be viewed at the company's registered address.
Supplementary information on Mineral Resources, Ore Reserves and development, prepared on a business unit basis, is obtainable from the above sources as well as in PDF format on the AngloGold Ashanti website. Plans of the South Africa region underground workings are also available on request.
P O Box 358016
United States of America
Pittsburgh, PA 15252-8016
International Calls: +1 201 680 6578
shrrelations@mellon.com.
www.bnymellon.com\share
Telephone: +1 800 522 6645

Certain statements contained in this document, including, without limitation, those concerning AngloGold Ashanti’s strategy to reduce its gold hedging position, including the extent and effect of the hedge reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and completion of acquisitions and dispositions, including the disposition of
AngloGold Ashanti’s interest in the Boddington Project, AngloGold Ashanti’s liquidity and capital resources and capital expenditure, and the outcome and consequence of any pending litigation proceedings, contain certain forward-
looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, amongst other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk managements. For a discussion of such risk factors, refer to the section titled “Risk management and internal controls” in these annual financial statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of these annual financial statements or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-
looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
Forward-looking
statements

www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: March 27, 2009
By: /s/ L Eatwell
Name:  L Eatwell
Title:    Company Secretary